

Annual Report

2025

Dear Fellow Shareholder:

2025 was another record year. To start, I want to highlight the extraordinary clinical outcomes achieved by our dedicated and talented caregivers. None of the results we achieved this year are possible without the outstanding work being done by these amazing nurses, therapists, dieticians, food service professionals, activities coordinators, and the many others whose unwavering commitment shapes the daily care experience for thousands of patients across our portfolio. It's difficult to convey in words how so many individuals work so hard and achieve such amazing outcomes through so many small moments of selfless service. Having a front-row seat to these amazing people is humbling to say the least. Let there be no mistake that our consistent financial results would not be possible without a relentless patient-focused culture that drives our frontline partners to deliver the highest quality clinical outcomes supported by a family-like atmosphere where everyone genuinely cares about one another.

There are several measurements that showcase our clinical excellence. For example, according to CMS data published in February 2026, same-store Ensign-affiliated facilities outperformed their peers in their annual survey results by an impressive 24% at the state level and 33% at the county level. This exceptional performance is only possible by achieving sustained clinical performance over time. In that same CMS data set, Ensign-affiliated operations also maintained a 19% advantage in overall 4- and 5-star rated buildings when compared to their peers. This is particularly noteworthy given the majority of these communities were 1- and 2-star facilities at the time of acquisition.

Our clinical achievements are bearing fruit in several ways. On the census front, our same store and transitioning occupancy increased to 82.9% and 84.2% as of the end of the year, which are both all-time highs. On the skilled mix front, we saw an increase across all skilled payors. As each operation solidifies their reputation in their respective markets, they are not only seeing more patients, but they are also being entrusted to care for more medically complex patients, which includes a larger share of Medicare, managed care and other skilled patients. In addition, we believe we are just now starting to see increased demand for our services related to the strong demographic trends. These powerful tailwinds will only bolster the census momentum we're seeing across our portfolio, giving us confidence in the long-term growth opportunity ahead.

Due to these efforts, our GAAP diluted earnings per share for the year was $5.84 and adjusted diluted earnings per share for the year was $6.57, an increase of 14.1% and 19.5%, respectively over the prior year. In addition, our consolidated revenues for the year were $5.06 billion, an increase of 18.7% over the prior year. Lastly, our GAAP net income was $344.0 million for the year and our adjusted net income for the year was $386.6 million, an increase of 15.4% and 20.6%, respectively, over the prior year.

Our growing portfolio now consists of 378 healthcare operations, 31 of which also include senior living operations, across 17 states. We also own 160 real estate assets, 124 of which are operated by an Ensign affiliate. Our overall strategy will continue to include both leasing and acquiring the real estate, and we are actively looking for performing and underperforming operations in several states.

We look forward to the upcoming year and are confident that our partners can reach new heights in clinical and financial performance as they apply our proven locally driven healthcare model. As we evaluate our expanding portfolio, we are very excited about the continued growth in occupancies and skilled mix that we experienced last year. There are so many opportunities in front of us to optimize operational efficiencies and drive occupancy and skilled mix as we continue to successfully unlock value and opportunity in the dozens of recently acquired operations. Our leaders are poised to again showcase our ability to find, acquire and transition performing and underperforming operations by applying proven Ensign principles developed over twenty-six years.

Sincerely,

Barry R. Port
Chief Executive Officer

Our Independent Operating Entity Locations

Industry Leader with Strong and Growing National Presence in 17 states
Map as of March 1, 2026



* **Alabama, Alaska and Oregon were added as new states in 2025**

- ■ **Skilled Nursing Operations - 331**
- ■ **Senior Living Operations - 16**
- ■ **Campus Operations - 31**

Our People

42,000+
Patients*



*ABILITY TO SERVE

56,000+
Employees



2025 Select Financial Data

All information in the charts below is reflective of Ensign's operations only.



Revenue Performance ($M)
Fiscal Years 2021 - 2025

2021: $2,627
2022: $3,025
2023: $3,729
2024: $4,260
2025: $5,058



Adjusted EBT Performance ($M)
Fiscal Years 2021 - 2025

2021: $280
2022: $315
2023: $365
2024: $428
2025: $516



Diluted Earnings Per Share
Performance
Fiscal Years 2021 - 2025*

2021: $3.42
2022: $3.95
2023: $3.65
2024: $5.12
2025: $5.84



Ensign Stock Performance
vs. NASDAQ*
Fiscal Years 2007 - 2025

NASDAQ: 487%
ENSG: 4651%

* Diluted earnings per share for 2023 includes $60.8 million of expenses related to litigation matters arising outside of the ordinary course of business.

* Performance of NASDAQ and ENSG stock is calculated by comparing the total returns of each assuming the reinvestment of dividends over the time period of 11/1/2007 to 12/31/2025. Ensign's stock performance does not include the value of the spin-offs of CareTrust REIT, Inc. or Pennant Group, Inc.

2025 Financial Highlights

In thousands except per share data

		As of and for the years ended December 31,		
Selected Operating Data		**2025**		**2024**
Total revenue	$	5,057,841	$	4,260,485
Income from operations	$	425,306	$	358,304
Net income attributable to The Ensign Group, Inc.		343,971		297,973
Diluted earnings per share	$	5.84	$	5.12
Adjusted EBT[1]	$	515,860	$	427,976
EBITDA	$	543,132	$	449,284
Adjusted EBITDA[1]		602,350		490,392
Rent - cost of services	$	239,312	$	216,016
Adjusted EBITDAR[1]		841,662		
Funds from operations[1][2]		75,222		58,632
Net cash provided by operating activities		564,270		347,186
Closing share price on December 31	$	174.20	$	132.86
Facility and Property Data				
Total number of operated facilities		373		327
Total number of owned real estate properties		158		129

(1) Adjusted EBT, adjusted EBITDA, adjusted EBITDAR and funds from operations are financial measures that are not calculated in accordance with Generally Accepted Accounting Principles (GAAP). See "Non-GAAP Financial Measures" beginning on page 78 of the Annual Report on From 10-K including in this 2025 Annual Report for the Company's definitions of its non-GAAP financial measures, reconciliations of such measures to their most comparable GAAP financial measures and other important information regarding the use of the Company's non-GAAP financial measures.

(2) Funds from operations is related to the Company's Standard Bearer segment.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2025.
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from __________ to__________ .

Commission file number: 001-33757

THE ENSIGN GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**33-0861263**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

29222 Rancho Viejo Road, Suite 127
San Juan Capistrano, CA 92675
(Address of Principal Executive Offices and Zip Code)
(949) 487-9500
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	**ENSG**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark:			
if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑ **Yes**	☐	No
if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐ Yes	☑	**No**
whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑ **Yes**	☐	No
whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑ **Yes**	☐	No
whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:			

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐ Yes	☐	No
whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section-404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑ **Yes**	☐	No
If securities are registered pursuant to Section 12(b) of the Act, whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐ Yes	☑	**No**
whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐ Yes	☑	**No**
whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ Yes	☑	**No**

As of June 30, 2025, the aggregate market value of the Registrant's Common Stock held by non-affiliates was:

Common Stock	$5,958,688,000

The aggregate market value of Common Stock was computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter. Shares of Common Stock held by each executive officer, director and each person owning more than 10% of the outstanding Common Stock of the registrant have been excluded (in the amount of $2,632,274,000) in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 30, 2026, 58,112,780 shares of the registrant's common stock, $0.001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III of this Form 10-K incorporates information by reference from the Registrant's definitive proxy statement for the Registrant's 2026 Annual Meeting of Stockholders to be filed within 120 days after the close of the fiscal year covered by this annual report.

THE ENSIGN GROUP, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, which include, but are not limited to our expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities and plans and objectives of management. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These statements are subject to the safe harbors under Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under the section "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Accordingly, you should not rely upon forward-looking statements as predictions of future events. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and are based on our current expectations, estimates and projections about our industry and business, management's beliefs, and certain assumptions made by us, all of which are subject to change. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

As used in this Annual Report on Form 10-K, the words, "Ensign," "Company," "we," "our" and "us" refer to The Ensign Group, Inc. and its consolidated subsidiaries. All of our independent subsidiaries, the Service Center (defined below) and our wholly-owned captive insurance subsidiary (the Captive Insurance) and captive real estate investment trust called Standard Bearer Healthcare REIT, Inc. (Standard Bearer) are operated by separate, wholly-owned, independent subsidiaries that have their own management, employees and assets. References herein to the consolidated "Company" and "its" assets and activities, as well as the use of the terms "we," "us," "our" and similar terms in this Annual Report on Form 10-K are not meant to imply, nor should it be construed as meaning, that The Ensign Group, Inc. has direct operating assets, employees or revenue, or that any of the subsidiaries are operated by The Ensign Group.

The Ensign Group, Inc. is a holding company with no direct operating assets, employees or revenues. In addition, certain of our wholly-owned independent subsidiaries, collectively referred to as the Service Center, provide centralized accounting, payroll, human resources, information technology, legal, risk management and other centralized services to the other independent subsidiaries through contractual relationships with such subsidiaries. The Captive Insurance provides some claims-made coverage to our independent subsidiaries for general and professional liability, as well as for certain workers' compensation insurance liabilities. Standard Bearer owns and manages our real estate business.

The Service Center address is 29222 Rancho Viejo Rd Suite 127, San Juan Capistrano, CA 92675, and our telephone number is (949) 487-9500. Our corporate website is located at *www.ensigngroup.net.* The information contained in, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 10-K.

Ensign™ is our United States trademark. All other trademarks and trade names appearing in this annual report are the property of their respective owners.

PART I.

ITEM 1. BUSINESS

Founded in 1999, The Ensign Group, Inc. (Ensign) is a holding company with independent subsidiaries that provide skilled nursing, senior living and rehabilitative services, as well as other ancillary businesses (including mobile diagnostics and medical transportation), in 17 states. As part of our investment strategy, we also acquire, lease and own healthcare real estate to service the post-acute care continuum through acquisition and investment opportunities in healthcare properties. For the year ended December 31, 2025, we generated approximately 95.6% of our revenue from our skilled nursing facilities. The remainder of our revenue is primarily generated from our real estate properties, senior living services and other ancillary services.

OPERATIONS

Overview

As of December 31, 2025, we offered skilled nursing, senior living and rehabilitative care services through 373 skilled nursing and senior living facilities. Of the 373 facilities, we operate 253 facilities under long-term lease arrangements and have options to purchase 8 of those 253 facilities. Our real estate portfolio consists of 158 owned real estate properties, which includes 120 facilities operated and managed by us, 38 operations leased to and operated by third-party operators, and the Service Center's California location. Of the 38 third-party operations, one senior living operation is located on the same real estate property as a skilled nursing operation that we own and operate.

Our Unique Approach and Structure

The name "Ensign" is synonymous with a "flag" or a "standard" and refers to our goal of setting the standard by which all others in our industry are measured. We believe that through our efforts and leadership, we can foster a new level of patient care and professional competence at our independent subsidiaries and set a new industry standard for each patient we service. We view healthcare services primarily as a local business. We believe our success is largely driven by our proven ability to build strong relationships with key stakeholders in local healthcare communities, in part, by leveraging our reputation for providing superior care. Accordingly, our brand strategy and organizational structure promotes the empowerment of local leadership and staff to make their facility the "operation of choice" in their community. This is accomplished by allowing local leadership to discern and address the unique needs and priorities of healthcare professionals, customers and other stakeholders in the local community or market, and then work to create a superior service offering for, and reputation in, their particular community. This local empowerment is unique within the healthcare services industry.

We believe that our localized approach encourages prospective patients and referral sources to choose or recommend our local operations. In addition, our leaders share real-time operating data, clinical benchmark and operational performance metrics with their peers in order to improve clinical care, enhance patient satisfaction and augment operational efficiencies, promoting the sharing of best practices.

We organize our independent subsidiaries into portfolio companies, which we believe has enabled us to maintain a local, field-driven organizational structure, attract additional qualified leadership talent, and to identify, acquire, and improve operations at a generally faster rate. Each of our portfolio companies has its own leader. These leaders, who are generally taken from the ranks of operational CEOs, serve as leadership resources within their own portfolio companies, and have the primary responsibility for recruiting qualified talent, finding potential acquisition targets, and identifying other internal and external growth opportunities. We believe this organizational structure has improved the quality of our recruiting and will continue to facilitate successful acquisitions.

Real estate investments are part of our strategies to further our mission of dignifying post-acute care in the eyes of the world through thoughtful acquisitions of property and leases that promote healthy long-term operations. In the past, we have spun-off our owned real estate properties into a public real estate investment trust (REIT). We view owning and expanding our real estate portfolio as a key component of our long-term strategy, aimed at driving sustained growth for the organization. We own 158 real estate properties, including 38 real estate properties that are leased to third parties under triple-net long-term leases. We manage and operate the remaining real estate properties, including the Service Center's California location. We are committed to further growing our real estate portfolio, which we believe will strengthen our earnings and long-term value for our stockholders.

As part of our strategy to expand our real estate portfolio, in January 2022, we formed Standard Bearer. Standard Bearer owns and manages our real estate business. The REIT structure allows us to effectively highlight the growing value of our owned real estate and provides us with an efficient vehicle for future acquisitions of properties that could be operated by our independent subsidiaries or other third parties. We believe this structure gives us new pathways to growth with transactions we would not have considered in the past. Standard Bearer elected to be taxed as a REIT, for U.S. federal income tax purposes, commencing with its taxable year ended December 31, 2022. The real estate portfolio in Standard Bearer consists of 152 of our 158 owned real estate properties. During the year ended December 31, 2025, Standard Bearer acquired the real estate of 25 stand-alone skilled nursing operations, one stand-alone senior living operation and two campus operations. Of these additions, four stand-alone skilled nursing operations are leased to third-party operators and the remaining additions are operated by the Company's independent subsidiaries. For further details on the Standard Bearer REIT, refer to Note 6, *Standard Bearer*, in Notes to the Consolidated Financial Statements of this Annual Report on Form 10-K.

SEGMENTS

We have two reportable segments: (1) skilled services, which includes the operation of skilled nursing facilities and rehabilitation therapy services and (2) Standard Bearer, which is comprised of select properties owned by us through our captive REIT and leased to skilled nursing and senior living operations, including our own independent subsidiaries and third-party operators.

We also report an "all other" category that includes operating results from our senior living operations, other real estate, other ancillary operations and the Service Center. Services included in the "All Other" category are insignificant individually and therefore do not constitute a reportable segment. Our Chief Executive Officer, who is our chief operating decision maker, or CODM, reviews segment income for each operating segment to evaluate performance and allocate capital resources. For more information about our operating segments, as well as financial information, see Part II., *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 7, *Business Segments* of the Notes to the Consolidated Financial Statements.

Skilled Services

As of December 31, 2025, our skilled nursing companies provided skilled nursing care at 357 operations, with 37,911 operational beds, in Alabama, Alaska, Arizona, California, Colorado, Idaho, Iowa, Kansas, Nebraska, Nevada, Oregon, South Carolina, Tennessee, Texas, Utah, Washington and Wisconsin. We provide short and long-term nursing care services for patients with chronic conditions, prolonged illness, and the elderly. Our residents are often high-acuity patients that come to our facilities to recover from strokes, cardiovascular and respiratory conditions, neurological conditions, joint replacements, and other muscular or skeletal disorders. We use interdisciplinary teams of experienced medical professionals to provide services prescribed by physicians. These medical professionals provide individualized comprehensive nursing care to our short-stay and long-stay patients. Many of our skilled nursing facilities are equipped to provide specialty care, such as on-site dialysis, ventilator care, cardiac and pulmonary management. We also provide standard services such as room and board, special nutritional programs, social services, recreational activities, entertainment, and other services. We are dedicated to ensuring our residents are happy, comfortable, and motivated to achieve their health goals through the provision of quality care. We generate our skilled services revenue from Medicaid, Medicare, managed care, commercial insurance, and private pay. During the year ended December 31, 2025, approximately 46.6% and 24.7% of our skilled services revenue was derived from Medicaid and Medicare programs, respectively.

Standard Bearer

We engage in the acquisition and leasing of skilled nursing and senior living properties. We generate rental revenue primarily by leasing post-acute care properties we acquired to healthcare operators under triple-net lease arrangements, whereby the tenant is solely responsible for the costs related to the property, including property taxes, insurance and maintenance and repair costs, subject to certain exceptions. As of December 31, 2025, our real estate portfolio within Standard Bearer is comprised of 152 real estate properties located in Alaska, Arizona, California, Colorado, Idaho, Iowa, Kansas, Nebraska, Nevada, Oregon, South Carolina, Tennessee, Texas, Utah, Washington and Wisconsin. Of these properties, 116 are leased to our independent subsidiaries and 37 are leased to operations wholly owned and managed by third-party operators. Of the 37 third-party operations, one senior living operation is located on the same real estate property as a skilled nursing operation that we own and operate. During the year ended December 31, 2025, we generated rental revenues of $126.9 million, of which $107.6 million was derived from our independent subsidiaries, and therefore eliminated in consolidation.

Other

Revenue from our senior living operations, mobile diagnostics, transportation, other real estate and other ancillary operations comprise approximately 4.6% of our annual revenue.

Senior Living — As of December 31, 2025, we had an aggregate of 3,402 senior living units across 47 operations, of which 31 were located on the same site location as our skilled nursing care operations. Our senior living communities located in Alaska, Arizona, California, Colorado, Idaho, Iowa, Kansas, Nebraska, Oregon, Texas, Utah and Washington, provide residential accommodations, activities, meals, housekeeping and assistance in the activities of daily living to seniors who are independent or who require some support, but not the level of nursing care provided in a skilled nursing operation. Our independent living units are non-licensed independent living apartments in which residents are independent and require no support with the activities of daily living.

Our senior living operations comprise approximately 2.2% of our annual revenue. We generate revenue at these operations primarily from private pay sources, Medicaid and other state-specific programs. Specifically, during the year ended December 31, 2025, approximately 55.5% of our senior living revenue was derived from private pay sources.

Ancillary — As of December 31, 2025, our independent subsidiaries operate ancillary services located in Arizona, California, Colorado, Idaho, Texas, Utah and Washington. We have invested in and are exploring new business lines that are complementary to our existing skilled services and senior living services. These new business lines consist of mobile ancillary services, including digital x-ray, ultrasound, electrocardiograms, dialysis, respiratory, durable medical equipment, long-term care pharmacy and patient transportation to people in their homes or at long-term care facilities. To date, these businesses were not meaningful contributors to our operating results.

GROWTH

We have an established track record of successful acquisitions. Much of our historical growth can be attributed to implementing our expertise in acquiring real estate or leasing both under-performing and performing post-acute care operations and transforming them into market leaders in clinical quality, staff competency, employee loyalty and financial performance. With each acquisition, we apply our core operating expertise to improve these operations, both clinically and financially. In years where pricing has been high, we have focused on the integration and improvement of our existing independent subsidiaries while limiting our acquisitions to strategically situated properties.

From January 1, 2021 through December 31, 2025, we acquired 145 facilities, which added 14,739 operational skilled nursing beds and 1,148 senior living units to our independent subsidiaries. The following table summarizes cumulative skilled nursing and senior living operations, operational skilled nursing beds and senior living unit counts at the end of the last five years:

	December 31,				
	2021	**2022**	**2023**	**2024**	**2025**
Cumulative number of skilled nursing and senior living operations	245	271	297	327	373
Cumulative number of operational skilled nursing beds	25,032	28,130	30,602	33,547	37,911
Cumulative number of senior living units	2,237	3,021	3,121	3,088	3,402

We have also invested in new business lines that are complementary to our existing businesses, such as ancillary services. We plan to continue to grow our revenue and earnings by:

- continuing to grow our talent base and develop future leaders;
- increasing the overall percentage or "mix" of higher acuity patients;
- focusing on organic growth and operating efficiencies;
- continuing to acquire additional operations in existing and new markets;
- expanding and renovating our existing operations, and
- strategically investing in and integrating other post-acute care healthcare businesses.

New Market CEO and New Ventures Programs — In order to broaden our reach into new markets, and in an effort to provide existing leaders in our company with the entrepreneurial opportunity and challenge of entering a new market and starting a new business, we established our New Market CEO program in 2006. Supported by our Service Center and other resources, a New Market CEO evaluates a target market, develops a comprehensive business plan, and relocates to the target market to find talent and connect with other providers, regulators and the healthcare community in that market, with the goal of ultimately acquiring businesses and establishing an operating platform for future growth. In addition, this program includes other lines of business that are closely related to the skilled nursing industry. The New Ventures program encourages our local leaders to evaluate service offerings with the goal of establishing an operating platform in new businesses. We believe that this program will not only continue to drive growth, but will also provide a valuable training ground for our next generation of leaders, who will have experienced the challenges of growing and operating a new business.

OPERATION EXPANSIONS

During the year ended December 31, 2025, we expanded our operations with the addition of 40 stand-alone skilled nursing operations, five stand-alone senior living operations and one campus operation. These new operations added a total of 4,175 operational skilled nursing beds and 313 operational senior living units to be operated by the Company's independent subsidiaries.

Subsequent to December 31, 2025, we expanded our operations with the addition of five stand-alone skilled nursing operations. Standard Bearer had previously purchased the real estate for two of these operations, which were subsequently transferred from third-party operators to the Company's independent subsidiaries. These new operations added 582 operational skilled nursing beds to be operated by the Company's independent subsidiaries.

For further discussion of our acquisitions, see Note 1, *Description of Business* in the Notes to the Consolidated Financial Statements.

QUALITY OF CARE MEASURES

Improvement in Acquired Facilities — The Centers for Medicare and Medicaid Services (CMS) developed the Five-Star Quality Rating System to help patients, their families and caregivers compare nursing homes more easily. The Five-Star Quality Rating System gives each skilled nursing operation a rating from one to five stars across various categories including health inspections, staffing and quality measures (QM). We have a strong history of quickly improving the quality of care in the facilities we acquire. Thus, as new assessments are conducted post-acquisition, the star ratings see consistent improvement. At the time of acquisition, the majority of our facilities typically hold 1 and 2-Star ratings.

Over the last few years, CMS has implemented substantial changes to the star rating requirements, making it more challenging to achieve a 4 or 5-Star rating. These adjustments have resulted in certain skilled nursing operations experiencing declines in their "Quality" and "Staffing" ratings, which in turn has negatively impacted their "Overall" ratings. Despite these challenges, we continue to demonstrate strong performance in the Five-Star Quality Rating System. We believe compliance and quality outcomes are precursors to outstanding financial performance. Thus, we strive to aggressively increase quality and compliance in every facility we acquire, and to adjust our overall policies to adapt to CMS's changing criteria for the Five-Star Quality Rating System.

On October 1, 2023, a significant change impacting the QM category was a shift in focus from a resident's functional status to their functional abilities and goals, commonly referred to as the Minimum Data Set (MDS) Section G to Section GG. The transition resulted in numerous QM modifications and changes which impacted the Five-Star rating. As part of this change, in April 2024, CMS froze the associated new and modified quality measures as part of the transition on the Nursing Home Compare website. Starting in October 2024, CMS replaced the short-stay functionality QM with the new cross-setting functionality QM, which is used in the SNF Quality Reporting Program (QRP). The remaining three measures were frozen until January 2025 while the data for the equivalent measures were collected. Additionally, beginning in April of 2024, CMS revised the staffing rating methodology to give the lowest possible score for staffing turnover measures to providers who fail to submit staffing data or submit erroneous data. Effective in January 2026, CMS replaced the existing long-stay antipsychotic medication quality measure with an updated measure that incorporates Medicare and Medicaid claims data and Medicare Advantage encounter data to supplement MDS data. Therefore, the predictability and movement in the QM ratings will not necessarily be consistent with our current quality performance. In addition, what and how we are measuring the QM will not be consistent with the historical practice and accordingly will not be comparable. Therefore, depending on the changes, we may experience periods of time where the number of facilities with 4 or 5-Star ratings decline.

The table below summarizes the number of our facilities with 4 and 5-Star ratings since 2021:

	As of December 31,				
	2021	2022	2023	2024	2025
4 and 5-Star Quality Rated skilled nursing facilities	114	113	130	129	153

Above-Average Ratings — As of December 2025, despite the fact that our acquisition of facilities with 1 or 2-Star ratings skews our company-wide ratings, our average score on the Overall Star Rating on the CMS Five-Star Quality Rating System for all of our facilities is 6.8% better than the national average. Our average quality measure (QM) rating for all of our facilities is 18.2% better than the national average.

INDUSTRY TRENDS

The post-acute care industry has evolved to meet the growing demand for post-acute and custodial healthcare services generated by an aging population, increasing life expectancies and the trend toward shifting patient care to lower cost settings. The industry has evolved in recent years, which we believe has led to a number of favorable improvements in the industry, as described below:

- *Shift of Patient Care to Lower Cost Alternatives* — The growth of the senior population in the U.S. continues to increase healthcare costs, often faster than the available funding from government-sponsored healthcare programs. In response, federal and state governments have adopted cost-containment measures that encourage the treatment of patients in more cost-effective settings such as skilled nursing facilities, for which the staffing requirements and associated costs are often significantly lower than acute care hospitals and other post-acute care settings. As a result, skilled nursing facilities are generally serving a larger population of higher acuity patients than in the past.

- *Significant Acquisition and Consolidation Opportunities* — The skilled nursing industry is large and highly fragmented, characterized predominantly by numerous local and regional providers. Due to the increasing demands from hospitals and insurance carriers to implement sophisticated and expensive reporting systems, we believe this fragmentation provides us with significant acquisition and consolidation opportunities.

- *Improving Supply and Demand Balance* — The number of skilled nursing facilities has declined modestly over the past several years. We expect that the supply and demand balance in the skilled nursing industry will continue to improve due to the shift of patient care to lower cost settings, an aging population and increasing life expectancies.

- *Increased Demand Driven by Aging Populations* — As seniors account for an increasing percentage of the total U.S. population, we believe the demand for skilled nursing and senior living services will continue to increase. According to the census projection released by the U.S. Census Bureau in early 2025, between 2022 and 2030, the number of individuals over 65 years old is projected to be one of the fastest growing segments of the United States population, growing from 17% to 21%. The Bureau expects this segment to increase nearly 24% to 71 million, as compared to the total U.S. population which is projected to increase by 3% over that time period. Furthermore, the generation currently retiring has accumulated less savings than prior generations, creating demand for more affordable senior housing and skilled nursing services. As a high-quality provider in lower cost settings, we believe we are well-positioned to benefit from this trend.

- *Value-based Care and Reimbursement Reform* — In response to rising healthcare spending in the United States, commercial, government and other payors are generally shifting away from fee-for-service (FFS) payment models towards value-based models, including risk-based payment models that tie financial incentives to quality, efficiency and coordination of care. We believe that patient-centered outcomes driven reimbursement models will continue to grow in prominence. Many of our operations already receive value-based payments, and as valued-based payment systems continue to increase in prominence, it is our view that our strong clinical outcomes will be increasingly rewarded.

A significant goal of U.S. federal health care reform is to transform and improve how health care is delivered by changing payment systems to reflect and support a focus on equity, payment for value and efficacious delivery of person-centered care. New reimbursement models have been created by both government and commercial third-party payers to encourage providers to deliver efficient, affordable and high-quality care. These models reward providers with greater accountability for quality and total cost of care and emphasis on improvements in care coordination, reducing inequities at the population level and supporting care innovation to close care gaps and increase access. The most prominent value-based models designed to accomplish these aims include Accountable Care Models (e.g., MSSP ACOs, ACO REACH) and Disease-Specific & Episode-Based Models (e.g., BPCI Advanced, GUIDE Model, CJR). These models, alongside State & Community, Statutory and Health Plan Models, are aimed at alignment across payers and care settings, leveraging effective clinical tools, outcomes-focused payment approaches and stakeholder-led policy development. Reimbursement methodology reform includes Value-Based Purchasing (VBP), in which a portion of provider reimbursement is redistributed based on relative performance, or improvement on designated economic, clinical quality and patient satisfaction metrics. These reimbursement methodologies and similar programs are likely to continue and expand, both in government and commercial health plans. Many of our operations already participate in value-based initiatives and models. With our focus on quality care and strong clinical outcomes, we are well-positioned to benefit from these outcome-based payment models.

We believe the post-acute industry has been and will continue to be impacted by several other trends. The use of long-term care insurance is increasing among seniors as a means of planning for the costs of skilled nursing services. In addition, as a result of increased mobility in society, reduction of average family size and the increased number of two-wage earner couples, more residents are looking for alternatives outside the family for their care.

REVENUE SOURCES

We derive revenue primarily from the Medicaid and Medicare programs, managed care and commercial insurance payors and private pay patients. The majority of our revenue is derived from skilled nursing, which is highly dependent upon the Medicaid and Medicare programs. Thus, any changes to payment models, reimbursements and budgets impact our revenue, some positively and some negatively. A detailed discussion of the regulatory framework impacting our business is found in the *Government Regulation* section below. See also, Item 1A., *Risk Factors*.

A brief overview of each of our revenue sources is as follows:

Medicaid — Medicaid is a program financed by state funds and matching federal funds administered by the states and their political subdivisions, and often go by state-specific names, such as Medi-Cal in California and the Arizona Healthcare Cost Containment System in Arizona. Medicaid programs generally provide health benefits for qualifying individuals and may supplement Medicare benefits for the disabled and for persons aged 65 and older meeting financial eligibility requirements. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. Seniors who enter skilled nursing facilities as private pay clients can become eligible for Medicaid once they have substantially depleted their assets. Medicaid is generally the largest source of funding for most skilled nursing facilities.

Medicaid reimbursement varies from state to state and is based upon a number of different systems, including cost-based, prospective payment; case mixed adjusted payments and negotiated rate systems. Rates are subject to a state's annual budgetary requirements and funding, statutory and regulatory changes and interpretations and rulings by individual state agencies and State Plan Amendments approved by CMS. However, given that most states are required to have balanced budgets and Medicaid is frequently their largest program, many states have implemented or might consider implementing various strategies to manage Medicaid expenses.

Medicaid typically covers patients that require standard room and board services and provides reimbursement rates that are generally lower than rates earned from other sources. We monitor our payor mix to measure the level received from each payor across each of our business units. We intend to continue to focus on enhancing our care offerings to accommodate more high acuity patients.

We received revenues from Medicaid in all the states in which we operate. As a result, we are sensitive to potential changes in state-based revenue programs, such as Medicaid, as well as regulatory, economic, environmental, and competitive changes in those states. While the Medicaid spending of each state reflects its own population size, trends and public health challenges, the broad trend across our largest states in 2025 was either stable or increasing rate growth. In the short term, Medicaid spending may face variability, as each state untangles the implications of the One Big Beautiful Bill (OBBB) passed in July 2025 and the impact to overall state Medicaid budgets from changes to providers taxes and beneficiary eligibility. As an example, California is projecting an overall two-year budget shortfall, while Texas is expecting a significant budget surplus. Recent budget shortfalls in Colorado have caused the state to propose provider compensation that is stagnant despite increases in costs for the 2025-2026 budget period. This is an area we monitor closely and will continue to follow as it affects the success of our independent facilities and overall business.

Medicare — Medicare is a federal program that provides healthcare benefits to individuals who are 65 years of age or older or are disabled. To achieve and maintain Medicare certification, a skilled nursing facility must sign a Medicare provider agreement and meet the CMS "Conditions of Participation" on an ongoing basis, as determined in periodic facility inspections or "surveys" conducted primarily by the state licensing agency in the state where the facility is located. Medicare pays for inpatient skilled nursing facility services under the prospective payment system (PPS). Under PPS, facilities are paid a predetermined amount per patient, per day, for certain services. Medicare Part A skilled nursing facility coverage is limited to 100 days per episode of illness for those beneficiaries who require daily care following discharge from an acute care hospital.

For Medicare beneficiaries who qualify for the Medicare Part A coverage, rehabilitation services are included in the per diem payment. For beneficiaries who do not meet the coverage criteria for Part A services, rehabilitation services may qualify for the services to be provided under Medicare Part B.

Managed Care and Private Insurance — Managed care patients consist of individuals who are insured by certain third-party entities, or who are Medicare beneficiaries who have assigned their Medicare benefits to a managed care organization plan. Another type of insurance, long-term care insurance, is also becoming more available to consumers, but is not expected to contribute significantly to industry revenues in the near term.

Private and Other Payors — Private and other payors consist primarily of individuals, family members or other third parties who directly pay for the services we provide.

Rental Revenue — Real estate rental revenue is generated by leasing post-acute care properties that we acquired to healthcare operators under triple-net lease arrangements, whereby the tenant is solely responsible for the costs related to the property, including property taxes, insurance and maintenance and repair costs, subject to certain exceptions.

The following charts sets forth our total service revenue by payor source generated by our consolidated operations and skilled services segment as a percentage of total revenue for the years ended December 31, 2025 and 2024, respectively:

CONSOLIDATED SERVICE REVENUE BY PAYOR



December 31, 2025

Medicaid-skilled 6.0%
Medicare 23.7%
Managed care 18.8%
Medicaid 39.8%
Private and other 11.7%

December 31, 2024

Medicaid-skilled 6.3%
Medicare 24.9%
Managed care 18.6%
Medicaid 39.7%
Private and other 10.5%

SKILLED SERVICES REVENUE BY PAYOR



December 31, 2025

Medicaid - Skilled 6.2%
Medicare 24.7%
Managed Care 19.5%
Medicaid 40.4%
Private and other 9.2%

December 31, 2024

Medicaid - skilled 6.5%
Medicare 25.9%
Managed Care 19.4%
Medicaid 40.4%
Private and other 7.8%

Percentage of Skilled Services — The following table sets forth our percentage of skilled nursing patient days:

	Year Ended December 31,	
	2025	**2024**
Percentage of Skilled Nursing Days:		
Medicare	11.6 %	11.4 %
Managed care	13.5	13.4
Other skilled	5.6	5.1
SKILLED MIX	**30.7**	**29.9**
Private and other payors	10.3	10.7
Medicaid	59.0	59.4
TOTAL SKILLED NURSING	**100.0 %**	**100.0 %**

REIMBURSEMENT FOR SPECIFIC SERVICES

Reimbursement for Skilled Services — Skilled nursing facility revenue is primarily derived from Medicaid, Medicare, managed care and private payors. Our skilled nursing operations provide Medicaid-covered services to eligible individuals consisting of nursing care, room and board and social services. In addition, states may, at their option, cover other services such as physical, occupational and speech therapies.

Historically, adjustments to reimbursement under Medicare and Medicaid have had a significant effect on our revenue and results of operations. Recently enacted, pending and proposed legislation and administrative rulemaking at the federal and state levels could have similar effects on our business. Efforts to impose reduced reimbursement rates, greater discounts and more stringent cost controls by government and other payors are expected to continue for the foreseeable future and could adversely affect our business, financial condition and results of operations. Additionally, any delay or default by the federal or state governments in making Medicare and/or Medicaid reimbursement payments could materially and adversely affect our business, financial condition and results of operations.

Reimbursement for Rehabilitation Therapy Services — Rehabilitation therapy revenue is primarily received from private pay, managed care and Medicare for services provided at skilled nursing operations and senior living operations. The payments are based on negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered.

Reimbursement for Senior Living — Senior living facility revenue is primarily derived from private pay patients at rates we established, with the secondary source of revenue derived from state-specific programs such as Medicaid.

Reimbursement for Other Ancillary Services — Other ancillary revenue, such as mobile diagnostics and medical transportation, is primarily derived from Medicare, Medicaid, managed care and private payors at rates we establish based upon the services we provide and market conditions in the area of operation.

RENTAL REVENUE

Rental revenue from third-party rental property tenants — Standard Bearer's owned properties are leased pursuant to non-cancelable operating leases, generally with an initial term of 15 to 20 years. All of the leases for post-acute care healthcare properties contain renewal options. The leases provide for fixed minimum base rent during the initial and renewal periods. Standard Bearer's leases contain provisions for specified annual increases over the rents of the prior year and those increases are generally calculated based on the Consumer Price Index.

Each lease is a triple net lease which requires the lessee to pay all taxes, insurance, maintenance and repairs, capital and non-capital expenditures and other costs necessary in the operations of the facilities. In addition, Standard Bearer's leases with third-parties are typically structured as master leases. The master leases consist of multiple leases, each with its own pool of properties, that have varying maturities and diversity in property geography.

If a lessee makes payments for taxes and insurance directly to a third-party on our behalf, we are required to exclude these payments from variable payments and from revenue recognition in our consolidated statements of income. Otherwise, tenant reimbursements paid to us for taxes and insurance are classified as additional rental revenue recognized by us on a gross basis.

Rental revenue from our independent subsidiaries — Rental revenue from our independent subsidiaries is based on mutually agreed-upon base rents that are subject to change from time to time. Intercompany revenue is eliminated in consolidation, along with the corresponding intercompany rent expenses of the related healthcare facilities.

COMPETITION

The post-acute care industry is highly competitive, and we expect that the industry will become increasingly competitive in the future. The industry is highly fragmented and characterized by numerous local and regional providers, in addition to large national providers that have achieved geographic diversity and economies of scale. Our independent subsidiaries also compete with inpatient rehabilitation facilities and long-term acute care hospitals. Increasingly, we are competing with home health and community-based providers who have developed programs designed to provide services to seniors outside a facility-based setting, potentially decreasing the time they need the higher level of care provided in a skilled nursing facility. Competition may vary significantly from location to location, depending upon factors such as the number of facilities, availability of services, expertise of staff, and the physical appearance and amenities of each location. We believe that the primary competitive factors in the post-acute care industry are:

- ability to attract and to retain qualified management and caregivers;
- reputation and achievements of quality healthcare outcomes;
- attractiveness and location of facilities;
- the expertise and commitment of the management team and employees; and
- community value, including amenities and ancillary services.

We seek to compete effectively in each market by establishing a reputation within the local community as the "operation of choice." This means that the operation leaders are generally free to discern and address the unique needs and priorities of healthcare professionals, customers and other stakeholders in the local community or market, and then create a superior service offering and reputation for that particular community or market that is calculated to encourage prospective customers and referral sources to choose or recommend the operation.

Increased competition could limit our ability to attract and retain patients, maintain or increase rates or to expand our business. Some of our competitors have greater financial and other resources than we have, may have greater brand recognition and may be more established in their respective communities than we are. Competing companies may also offer newer facilities or different programs or services than we offer, and may therefore, attract individuals who are currently patients of our facilities, potential patients of our facilities, or who are otherwise receiving our healthcare services. Other competitors may have lower expenses or other competitive advantages than us and, therefore, provide services at lower prices than we offer.

Our other services, such as senior living facilities and other ancillary services, also compete with local, regional, and national companies. The primary competitive factors in these businesses are similar to those for our skilled nursing facilities and include reputation, cost of services, quality of clinical services, responsiveness to patient/resident needs, location and the ability to provide support in other areas such as third-party reimbursement, information management and patient recordkeeping.

Our Standard Bearer segment competes for real property investments with healthcare providers, healthcare-related REITs, real estate partnerships, banks, private equity funds, venture capital funds and other investors. Some of these competitors are significantly larger and have greater financial resources and lower costs of capital than us. Our ability to compete successfully for real property investments will be determined by numerous factors, including our ability to identify suitable acquisition targets, our ability to negotiate acceptable terms for any such acquisition and our cost of capital in the event an acquisition requires debt or equity financing.

OUR COMPETITIVE STRENGTHS

We believe that we are well positioned to benefit from the ongoing changes within our industry. We believe that our ability to acquire, integrate and improve our facilities is a direct result of the following key competitive strengths:

Experienced and Dedicated Employees — We believe that our independent subsidiaries' employees are among the best in their respective industries. We believe each of our independent subsidiaries is led by an experienced and caring leadership team, including dedicated front-line care staff, who participates daily in the clinical and operational improvement of their individual operations. We have been successful in attracting, training, incentivizing and retaining a core group of outstanding business and clinical leaders to spearhead our independent subsidiaries. These leaders operate as separate local businesses. With local control, these talented leaders and their care staffs are able to quickly meet the needs of their patients and residents, employees and local communities, without waiting for permission to act or being bound to a "one-size-fits-all" corporate strategy.

Unique Incentive Programs — We believe that our employee compensation programs are unique within the industry. Employee stock options and performance bonuses, based on achieving clinical quality, cultural, compliance and financial benchmarks, represent a significant component of total compensation for our operational leaders. We believe that these compensation programs assist us in encouraging our leaders and key employees to act with a shared ownership mentality. Furthermore, our leaders are motivated to help local operations within a defined "cluster" and "market," which is a group of geographically proximate operations that share clinical best practices, real-time financial data and other resources and information.

Staff and Leadership Development — We have a culture that believes ongoing education, training and professional development is essential. Accordingly, our operational leaders participate in regular training. Most participate in training sessions at Ensign University, our in-house educational system. Other training opportunities are generally offered via on-demand training tools, including podcasts. In addition, we offer weekly cultural and interactive educational topics including leadership development, our values, updates on Medicaid and Medicare billing requirements, updates on new regulations or legislation, infection control, emerging healthcare service alternatives and other relevant clinical, business and industry specific coursework. We also encourage and provide ongoing education classes for our clinical staff to maintain licensing and increase the breadth of their knowledge and expertise. We believe that our commitment to, and substantial investment in, ongoing education will further strengthen the quality of our operational leaders and staff, and the quality of the care they provide to our patients and residents.

Innovative Service Center Approach — We do not maintain a corporate headquarters; rather, we operate service centers to support the efforts of each operation. Our Service Centers are dedicated service organizations that act as resources and provide centralized information technology, human resources, accounting, payroll, legal, risk management, educational and other back-office support services, so that local leaders can focus on delivering top-quality care and efficient business operations. Our Service Center approach allows individual operations to function with the strength, synergies and economies of scale found in larger organizations, but without what we believe are the disadvantages of a top-down management structure or corporate hierarchy. We believe our Service Center approach is unique within the industry, and allows us to preserve the "one-operation-at-a-time" focus and culture that has contributed to our success.

Proven Track Record of Successful Acquisitions — We have established a disciplined acquisition strategy that is focused on selectively acquiring operations within our target markets. Our acquisition strategy is driven by our operations team. Prospective leaders are included in the decision-making process and compensated as these acquired operations reach clinical quality and financial benchmarks, helping to ensure that we only undertake acquisitions that key leaders believe can become clinically sound and contribute to our financial performance.

As of December 31, 2025, we have expanded to 373 facilities with an aggregate of 37,911 operational skilled nursing beds and 3,402 senior living units, through both long-term leases and real estate purchases. We believe our experience in acquiring these operations and our demonstrated success in significantly improving their operations enables us to consider a broad range of acquisition targets. In addition, we believe we have developed expertise in transitioning newly acquired operations to our unique organizational culture and systems, which enables us to acquire operations with limited disruption to patients, residents and operating staff, while significantly improving quality of care. We have also constructed new facilities to target demand, which exists for high-end healthcare facilities when we determine that market conditions justify the cost of new construction in some of our markets.

Successful Real Estate Investment Strategy — As part of our Standard Bearer segment, we maintain a real estate portfolio of long-term healthcare facilities diversified by geographic location and operated by a diverse group of established healthcare providers. We are focused on selectively acquiring real estate properties based on our industry experience and opportunistic strategy, which we believe provides us with greater investment and purchasing opportunities. Due to our credit strength, we have the ability to acquire large portfolios of real estate properties; a portion of which can be managed and operated by our independent subsidiaries and their established healthcare leaders and a portion of which can be leased to third parties.

As of December 31, 2025, our real estate portfolio consists of 158 owned facilities, which include properties leased to and operated by third parties and properties we managed and operated. We believe our real estate investment strategy has allowed us to accumulate a portfolio that aids our healthcare operators in improving performance and generating additional returns through leases with third parties.

Reputation for Quality Care — We believe that we have achieved a reputation for high-quality and cost-effective care and services to our patients and residents within the communities we serve. We believe that our achievement of quality outcomes enhances our reputation for quality, that when coupled with the integrated services that we offer, allows us to attract patients that require more intensive and medically complex care and generally result in higher reimbursement rates than lower acuity patients.

Community Focused Approach — We view our services primarily as a local, community-based business. Our local leadership-centered management culture enables each operation's nursing support staff and leaders to meet the unique needs of their patients and local communities. We believe that our commitment to this "one-operation-at-a-time" philosophy helps to ensure that each operation, its patients, their family members and the community will receive the individualized attention they need. By serving our patients, their families, the community and our fellow healthcare professionals, we strive to make each individual business the operation of choice in its local community.

We further believe that when choosing a healthcare provider, consumers usually choose a person or people they know and trust, rather than a corporation or business. Therefore, rather than pursuing a traditional organization-wide branding strategy, we actively seek to develop the operations brand at the local level, serving and marketing one-on-one to caregivers, our patients, their families, the community and our fellow healthcare professionals in the local market.

Investment in Information Technology — We utilize information technology that enables our operational leaders to access, and to share with their peers, both clinical and financial performance data in real time. Armed with relevant and current information, our operation leaders and their management teams are able to share best practices and the latest information, adjust to challenges and opportunities on a timely basis, improve quality of care, mitigate risk and improve both clinical outcomes and financial performance. We have also invested in specialized healthcare technology systems to assist our nursing and support staff. We have installed software and touch-screen interface systems in each operation to enable our clinical staff to more efficiently monitor and deliver patient care and record patient information. We believe these systems have improved the quality of our medical and billing records, while improving the productivity of our staff.

OUR GROWTH STRATEGY

We believe that the following strategies are primarily responsible for our growth to date, and will continue to drive the growth of our business:

Grow Talent Base and Develop Future Leaders — Our primary growth strategy is to expand our talent base and develop future leaders. A key component of our organizational culture is our belief that strong local leadership is a primary key to the success of each operation. While we believe that significant acquisition opportunities exist, we have generally followed a disciplined approach to growth that permits us to acquire an operation only when we believe, among other things, that we will have qualified leadership for that operation. To develop these leaders, we have a rigorous "CEO-in-Training Program" that attracts proven business leaders from various industries and backgrounds, and provides them the knowledge and hands-on training they need to successfully lead one of our independent subsidiaries. We generally have between 70 to 80 prospective administrators progressing through the various stages of this training program, which is generally much more rigorous, hands-on and intensive than the minimum 1,000 hours of training mandated by the licensing requirements of most states where we do business. Once administrators are licensed and assigned to an operation, they continue to learn and develop in our operational Chief Executive Officer Program (CEO Program), which facilitates the continued development of these talented business leaders into outstanding operational chief executive officers, through regular peer review, our leadership development tools and on-the-job training.

In addition, our Chief Operating Officer Program (COO Program) recruits and trains highly qualified Directors of Nursing to lead the clinical programs in our operations. Working together with their operational CEO and/or administrator, other key operational leaders and front-line staff, these experienced nurses manage delivery of care and other clinical personnel and programs to optimize both clinical outcomes and employee and patient satisfaction.

Increase Mix of High Acuity Patients — Many skilled nursing facilities are serving an increasingly larger population of patients who require a high level of skilled nursing and rehabilitative care, whom we refer to as high acuity patients, as a result of government and other payors seeking lower-cost alternatives to traditional acute-care hospitals. We generally receive higher reimbursement rates for providing care for these medically complex patients. In addition, many of these patients require therapy and other rehabilitative services, which we are able to provide as part of our integrated service offerings. Where higher complex services are medically necessary and prescribed by a patient's physician or other appropriate healthcare professional, we generally receive additional revenue in connection with the provision of those services. By making these integrated services available to such patients and maintaining established clinical standards in the delivery of those services, we are able to increase our overall revenues. We believe that we can continue to attract high acuity patients to our operations by maintaining and enhancing our reputation for quality care and continuing our community focused approach.

Focus on Organic Growth and Internal Operating Efficiencies — We plan to continue to grow organically by focusing on increasing patient occupancy within our existing operations. Although some of the facilities we have acquired were in good physical and operating condition, the majority have been clinically and financially troubled, with some facilities having had occupancy rates as low as 30% at the time of acquisition. Additionally, we believe that incremental operating margins on the last 20% of our beds/units are significantly higher than on the first 80%, offering opportunities to improve financial performance within our existing facilities.

Our overall occupancy is impacted significantly by the number of facilities acquired and the operational occupancy on the acquisition date. We historically have acquired operations with lower occupancy and skilled mix. Therefore, consolidated occupancy will vary significantly based on these factors. Our average consolidated occupancy rates for our skilled nursing facilities were 82.2% and 80.5% for the years ended December 31, 2025 and 2024, respectively. Throughout most of our history, our business is affected by seasonal fluctuations in occupancy and acuity, which are most prominent when comparing the summer and winter months of the calendar year. For skilled nursing occupancy and skilled mix, our historic seasonal trend tends to show stronger occupancy and acuity during the first and fourth quarters and softening in the second and third quarters.

We also believe we can generate organic growth by improving operating efficiencies and the quality of care at the patient level. By focusing on staff development, clinical systems and the efficient delivery of quality patient care, we believe we are able to deliver higher quality care at lower costs than many of our competitors.

Historically, we have achieved incremental occupancy and revenue growth by creating or expanding clinical service offerings in existing operations. For example, by expanding clinical programs to provide outpatient therapy services in many markets, we are able to increase revenue while spreading the fixed costs of maintaining these programs over a larger patient base. Outpatient therapy has also proven to be an effective marketing tool, raising the visibility of our facilities in their local communities and enhancing the reputation of our facilities with short-stay rehabilitation patients.

Add New Facilities and Expand Existing Facilities — One of our growth strategies includes the acquisition of new and existing facilities from third parties and the expansion and upgrade of current facilities. In the near term, we plan to take advantage of the fragmented skilled nursing industry by acquiring operations within select geographic markets and may consider the construction of new facilities. In addition, we have targeted facilities that we believed were performing and operations that were underperforming, where we believed we could improve service delivery, occupancy rates and cash flow. With experienced leaders in place at the local level and demonstrated success in significantly improving operating conditions at acquired facilities, we believe that we are well positioned for continued growth. While the integration of underperforming facilities generally has a negative short-term effect on overall operating margins, these facilities are typically accretive to earnings within 12 to 18 months following their acquisition. For the facilities that we acquired from 2002 through 2025, the aggregate EBITDAR as a percentage of revenue improved from 13.2% during the first full three months of operations to 16.6% during the thirteenth through fifteenth months of operation and to 18.8% during the 45th quarter of operation.

Standard Bearer Portfolio Growth — An important part of our business strategy is to continue to expand and diversify our real estate portfolio through accretive acquisition and investment opportunities in healthcare properties. Our execution of this strategy hinges on our ability to successfully identify, secure and consummate beneficial transactions. We have a proven track record of acquiring properties that we have determined are investment opportunities and develop these into thriving properties that are well-suited for operational purposes. We then use these properties for our skilled nursing or senior living operations, or we lease the properties to other long-term care facility operators. We expect that our REIT structure will allow us to expand our real estate footprint while bringing the best operational practices to our own and other operators in the industry.

HUMAN CAPITAL

At December 31, 2025, we had approximately 46,000 full-time equivalent employees who were employed by our Service Center and our independent subsidiaries. For the year ended December 31, 2025, approximately 60.0% of our total expenses were payroll related. Periodically, market forces, which vary by region, require that we increase wages in excess of general inflation or in excess of increases in reimbursement rates we receive. We believe that we staff appropriately, focusing primarily on the acuity level and day-to-day needs of our patients and residents. In most of the states where we operate, our skilled nursing facilities are subject to state mandated minimum staffing ratios, so our ability to reduce costs by decreasing staff, notwithstanding decreases in acuity or need, is limited and subject to government audits and penalties in some states. We seek to manage our labor costs by improving staff retention, improving operating efficiencies, maintaining competitive wage rates and benefits and reducing reliance on overtime compensation and temporary nursing agency services. We have several human capital initiatives:

Our Culture — The operation of our skilled nursing and senior living facilities requires a large number of highly skilled healthcare professionals and support staff. Our employees are at the heart of our Company and we are committed to their health, professional development and workplace satisfaction. Our core values, which focus on developing our employees, fostering an ownership mentality and allowing for intelligent risk taking, guide us in our decision making and inspire us to be better people, both professionally and personally.

Compensation and Benefits — The healthcare industry as a whole has been experiencing shortages of qualified professional clinical staff. We believe that our ability to attract and retain qualified professional clinical staff stems from our ability to offer attractive wage and benefits packages, a high level of employee training, an empowered culture that provides incentives for individual efforts and a quality work environment.

Unity — Our commitment to inclusion is deeply rooted in our core values, including *Love One Another*, where we foster a welcoming and supportive environment for residents and their families and ensure that every individual—whether resident, family member, or team member—feels valued, informed, and comfortable to work together. Our commitment is to provide equal opportunity and fair treatment to all individuals based on merit and without discrimination. Our teams enable us to be a more relevant, competitive, and resilient organization. These efforts are supported by our Unity Committee, a multidisciplinary group led by our Chief Executive Officer.

Training and Development — We provide training and development to all employees. We have many training programs at all levels such as our CEO in Training, Director of Nursing in Training, Director of Rehab in Training, nursing certified assistant schools, weekly culture trainings, boot camps and annual meetings, where we focus on both career and professional development.

Social Sustainability — We continuously work towards bridging the gap between what the healthcare system currently provides and the basic needs of individuals. We aim to have an enduring impact on the communities in which we live and work. We partner with Elevate Charities and Insignia Pathway, public charities that are dedicated to enhancing the quality of care for seniors and those who serve them.

Elevate Charities elevates the condition and quality of life for members of the senior healthcare community, employees, caregivers, family members, patients and residents. Elevate Charities has three unique funds: Heritage Fund, Heritage Scholarship Fund and the Emergency Fund.

The Heritage Fund and the Heritage Scholarship Fund engage in a mission to enhance the quality of life for seniors in our communities through caring service, fulfilling essential needs and providing education to caregivers. The Heritage Fund helps the caregiver identify specific and practical ways to meet the needs of those under their care. This can help provide a better life, improved experience and greater satisfaction for our aging population. The financial support provided by the Heritage Fund benefits seniors directly. In addition, the Heritage Scholarship Fund helps qualified clinical professionals who may not be able to afford to advance in the field of long-term care. Through grants and scholarships, the fund helps these qualified professionals gain the education needed to advance in the field of senior-focused healthcare. Since 2018, we have partnered with public charities who have awarded 332 scholarships to employees in our workforce.

The Emergency Fund is a way of passing the hat to help long term care staff whose lives are affected by tragedy. All team members are encouraged to contribute to the fund either through a one-time donation or by recurring payroll deduction. In 2025, approximately 89% of those employed by our independent subsidiaries contributed to Elevate Charities Emergency Fund.

Lastly, *Insignia Pathway* (Insignia)*,* formed in 2024, is a charity focused on creating new pathways for expansion of the U.S. post-acute care workforce. It is dedicated to inspiring the current and next generation to choose careers in the long term care field. In its first year of operation, the charity awarded over $1.0 million in grants to Registered Nurses from 23 countries who have committed to work for U.S.-based skilled nursing providers. Insignia's goal is to attract and retain more caregivers to serve the needs of the nation's most vulnerable senior patient populations.

For additional information on human capital matters, please see our most recent proxy statement or ESG report, each of which is available on our website at www.ensigngroup.net. For additional information on Elevate Charities, please visit www.elevatecharities.org. The information contained in, or that can be accessed through, either of the foregoing websites does not constitute a part of this Annual Report on Form 10-K.

GOVERNMENT REGULATION

General

Healthcare is an area of extensive and frequent regulatory change. Changes in the law or new interpretations of existing laws may have a significant impact on our revenue, costs and business operations. Our independent subsidiaries that provide healthcare services are subject to federal, state and local laws relating to, among other things, licensure, quality and adequacy of care, physical plant requirements, life safety, personnel and operating policies. In addition, these same subsidiaries are subject to federal and state laws that govern billing and reimbursement, relationships with vendors, business relationships with physicians and workplace protection for healthcare staff. Such laws include (but are not limited to) the Anti-Kickback Statute (AKS), the federal False Claims Act (FCA), the Stark Law and state corporate practice of medicine statutes.

Governmental and other authorities periodically inspect our independent subsidiaries to verify continued compliance with applicable regulations and standards. The operations must pass these inspections to remain licensed under state laws and to comply with Medicare and Medicaid provider agreements and applicable Conditions of Participation. The operations can only participate in these third-party payment programs if unannounced inspections by regulatory authorities reveal that the operations are in substantial compliance with applicable state and federal requirements. In the ordinary course of business, federal or state regulatory authorities may issue notices to the operations alleging deficiencies in certain regulatory practices, which may require corrective action to regain and maintain compliance. In some cases, federal or state regulators may impose other remedies including imposition of directed in-service training, state monitoring, civil monetary penalties, temporary admission and/or payment bans, loss of certification as a provider in the Medicare or Medicaid programs, or revocation of a state operating license.

We believe that the regulatory environment surrounding the healthcare industry subjects providers to intense scrutiny. In the ordinary course of business, providers are subject to inquiries, investigations and audits by federal and state agencies related to compliance with participation and payment rules under government payment programs. These inquiries may originate from the Department of Health and Human Services (HHS), Office of the Inspector General (OIG), state Medicaid agencies, state Attorney Generals, local and state ombudsman offices and the Centers for Medicare and Medicaid Services (CMS) Recovery Audit Contractors, among other agencies. In response to the inquiries, investigations and audits, federal and state agencies may impose citations for regulatory deficiencies and other regulatory penalties, including demands for refund of overpayments, expanded civil monetary penalties that extend over long periods of time and date back to incidents prior to surveyor visits, Medicare and Medicaid payment bans and terminations from those programs, which may be temporary or permanent in nature. We vigorously contest each such regulatory outcome when appropriate; however, there are significant legal and other expenses involved that consume our financial and personnel resources. Expansion of enforcement activity could adversely affect our business, financial condition or the results of operations.

Proposed, Anticipated and Recently Issued Rulemaking and Administrative Actions

The federal government, through CMS rulemaking, Presidential executive actions or Congressional legislation, and state and local governments have recently released the following proposed or final rulemaking, or administrative actions that may have an impact on our independent Skilled Nursing Facilities (SNFs) or senior living facilities:

Controlled Substances Act Telemedicine Flexibilities — On December 31, 2025, the Drug Enforcement Administration (DEA) in coordination with the HHS, issued a fourth extension of certain telemedicine flexibilities related to the prescribing of controlled substances, extending these provisions through December 31, 2026. Under the Ryan Haight Online Pharmacy Consumer Protection Act of 2008, practitioners are generally required to conduct at least one in-person medical evaluation before prescribing controlled substances to a patient via telemedicine. During the COVID-19 Public Health Emergency (PHE), the DEA implemented a temporary exception to this requirement, permitting practitioners to prescribe Schedules II through V controlled substances through audio-only or audio-visual telemedicine encounters, subject to specific requirements. These exceptions also includes FDA-approved narcotic medications classified under Schedules III through V when used for maintenance or withdrawal management treatment of opioid use disorder.

Federal Government Shutdown — During the federal government shutdown in late 2025, our business operations experienced minimal disruption as both Medicare and Medicaid payments, as mandatory health programs, continued despite the lapse in appropriations. On November 12, 2025, Congress reached an agreement that included a continuing resolution (CR), which extended current government funding through January 30, 2026, and retroactively reinstated selected health care waivers and flexibilities from October 1, 2025. On February 3, 2026, the Consolidated Appropriations Act of 2026 (CAA 2026) was passed, which further extended government funding through September 30, 2026. Of specific importance to our businesses are:

- *Telehealth Waivers:* Since the COVID-19 Pandemic, Congress has temporarily waived restrictions so Medicare beneficiaries can access telehealth services at home and outside of rural areas. Medicare recipients can now continue using telehealth under these relaxed rules, regardless of location. The waivers expired on September 30th but were reinstated effective October 1, 2025 and extended through December 31, 2027. Specifically, key waivers that were restored temporarily include:
    - Lifting geographic limitations for medical telehealth services, allowing them to be provided nationwide, including in a person's home such as an assisted living residence.
    - Allowing physical therapists, occupational therapists and speech-language pathologists to deliver telehealth services.
    - Delay the Medicare requirement for in-person visits for mental health services provided through telehealth or audio-only telecommunications technology.
    - Permits telehealth to be used for face-to-face encounters required for Hospice recertification purposes.
- *Work Geographic Index Floor:* Temporarily and retroactively restores nationwide the 1.0 payment floor multiplier for the work component of Medicare Part B services paid under the physician fee schedule. This is effective October 1, 2025 through at least September 30, 2026.
- *Extension of Funding for Quality Measure Endorsement, Input, and Selection:* This extends such funding through September 30, 2026.
- *Sequestration*: This legislation prevents the triggering of statutory 4.0% Statutory Pay-As-You-Go Act of 2010 (PAYGO) sequestration cuts to Medicare (*See Sequestration of Medicare Rates* below).

CMS has issued guidance instructing Medicare Administrative Contractors (MACs) to perform mass adjustments to any paid claims that are inconsistent with the CR and instructing Practitioners to resubmit to CMS any returned claims that were previously determined not payable during the shutdown.

One Big Beautiful Bill (OBBB) — The OBBB was signed into law on July 4, 2025, implementing a range of federal reforms targeting Medicaid financing, eligibility, and payment structures. The following provisions of the OBBB are expected to impact Medicaid reimbursement mechanisms and enrollment dynamics relevant to our business.

Moratorium on New or Increased Provider Taxes — Provider taxes, which are state taxes assessed on healthcare providers or facilities, are a commonly used by states to generate non-federal share of Medicaid payments, including payments to SNFs. Under the ACA, provider taxes were capped at 6% of a provider's net patient revenue. Existing federal law prohibits states Medicaid programs from guaranteeing providers that they will receive their provider taxes paid back - this is known as the hold harmless provision. The OBBB prohibits states from imposing new provider taxes or increasing existing provider tax rates or tax bases, with specific carve outs for nursing facilities and intermediate care facilities to remain at status quo. The OBBB reduces the hold harmless threshold in expansion states beginning in fiscal year 2028. This threshold will decrease by 0.5% per year in ACA expansion states until the safe harbor limit is 3.5% in fiscal year 2032. While SNFs are exempt from the moratorium, broader limitations on provider taxes could reduce overall state Medicaid financing flexibility, increasing the risk of lower SNF reimbursement rates.

Medicaid Recertification Changes and Retroactive Eligibility Cut — Beginning in the first quarter of 2027, states must conduct Medicaid eligibility redeterminations every six months, rather than annually, for individuals enrolled under Medicaid. Additionally, the OBBB includes a provision to reduce Medicaid retroactive eligibility from 90 days to 30 days for most enrollees but is 60 days for long-term care residents and traditional Medicaid enrollees. We believe that these provisions could create the conditions for coverage interruptions, potential delays or denied payments.

Revisions to State-Directed Payments (SDPs) — Prior to the OBBB's passage, state Medicaid programs could require Medicaid managed care organizations (MCOs) to pay providers certain rates, make uniform rate increases, or to use certain payment methods. These state-mandated payments by MCOs were known as SDPs, the upper limits for which generally were higher than the highest Medicare payment rate for those services, which is used in calculating Medicaid fee-for-service supplemental payments. The OBBB limits total payments under existing CMS-approved SDPs to current levels and caps future SDPs based on whether the state has expanded its Medicaid program under the ACA. SDPs approved prior to the OBBB's implementation are grandfathered by the OBBB, although those grandfathered payments are reduced by 10% per year starting on January 1, 2028, until those SDPs reach the allowable Medicare-related payment limit. For Medicaid expansion states, new SDPs may not exceed 100% of the Medicare equivalent payment rate; for non-expansion states, the cap is 110%. In the absence of published Medicare payment rates, the OBBB limits SDPs to the Medicaid fee-for-service payment rate. This provision could reduce overall state Medicaid financing flexibility, increasing the risk of lower SNF reimbursement rates.

Cap on Home Equity Excluded for Long-Term Care Eligibility Determination — The OBBB establishes a limit of $1.0 million for home equity that can be exempted from calculating an individual's eligibility for Medicaid in seeking long-term care beginning January 1, 2028. This threshold is not indexed to inflation. States may, however, apply different home equity limits for primary residences that are located on farms.

Reduced Federal Contributions to State Medicaid Programs – Beginning in fiscal year 2030, the OBBB requires HHS to reduce federal financial contributions to Medicaid programs in states that identified improper payments to ineligible individuals or overpayments to eligible individuals. The OBBB expanded the scope of these improper payments to include payments where insufficient information is available to confirm the recipient's eligibility for payment.

Home and Community Based Services (HCBS) – The OBBB allows states to obtain waivers from CMS so that Medicaid can be used to pay for HCBS rendered to beneficiaries who do not require an institutional level of care found in a SNF. The OBBB requires these waiver applications to include a demonstration that the state's waiver will not increase the average amount of time that beneficiaries who need institutional levels of care will have to wait for services, intending to avoid HCBS being used in lieu of adequate SNF access for Medicaid beneficiaries requiring institutional care.

Overall Impact on State Budgets – The full effect of the OBBB on state budgets remains uncertain, particularly given the anticipated reduction in federal Medicaid contributions. A key risk to our revenue is that states may generally have fewer financial resources available without federal contributions to Medicaid. In response to how the overall budgets of states will be impacted by the OBBB due to reduced federal Medicaid contributions, some states have already taken legislative and regulatory actions to address the provisions of the OBBB and its potential impact. For instance, on September 17, 2025, California enacted Senate Bill 105, a comprehensive budget bill for the 2025-2026 fiscal year. This legislation allocates funding and makes budgetary adjustments across various state agencies, with notable emphasis on specific areas. Among its provisions, Senate Bill 105 designates targeted funding for the state's Medicaid program, Medi-Cal, to ensure alignment with the OBBB.

Similarly, Colorado enacted Senate Bill 0001 on August 28, 2025. This law establishes a process for the governor to implement spending reductions if the state is unable to meet its fiscal obligations. It also requires the governor to submit proposed spending reduction plans to a legislative budget committee, which is responsible for advising the governor on these matters.

Overall, we anticipate more states may face challenging choices regarding their state budgets, which will increase the risk of lower SNF reimbursement rates. We will continue to monitor any such developments and advocate accordingly at the federal, state and local levels.

Medicare Annual Payment Rule — On July 31, 2025, CMS released the FY 2026 Skilled Nursing Facility Prospective Payment System Final Rule (FY 2026 PPS) outlining the following key changes:

FY 2026 Final Updates to the SNF Payment Rates — For fiscal year 2026, which began on October 1, 2025 and ends on September 30, 2026, CMS has finalized a 3.2% increase to SNF PPS payment rates. This increase is based on the final SNF market basket of 3.3%, plus a 0.6% market basket forecast error adjustment, and a negative 0.7% productivity adjustment. This increase does not incorporate the SNF Value-Based Purchasing (VBP) Program reductions for certain SNFs subject to the net reduction in payments under the SNF VBP.

*Patient-Driven Payment Model (*PDPM*) ICD-10 code mappings* – CMS finalized several technical revisions to the code mappings used to classify patients under the PDPM. These revisions are intended to enhance the accuracy of patient classification, payment calculations and coding practices under the PDPM.

SNF Quality Reporting Program (QRP) — CMS has announced changes to the QRP that will take effect for residents admitted on or after October 1, 2025, impacting the FY 2027 SNF QRP. Specifically, four standardized patient assessment data elements within the Social Determinants of Health (SDOH) category will be removed. Additionally, CMS has updated the policy and process for submitting reconsideration requests, including amendments and codification of these procedures.

SNF Value-Based Purchase (VBP) Program — For the FY 2028 and FY 2029 program years, CMS has established performance standards to meet the statutory notice requirements. Additionally, starting with the FY 2028 program year, CMS will implement the previously established scoring methodology for the SNF Within-Stay Potentially Preventable Readmission (SNF WS PPR) measure, which will be included in the program's measure set for the first time. To simplify the scoring process and provide clearer incentives for skilled nursing facilities (SNFs) to enhance the quality of care for all residents, CMS has decided to remove the Health Equity Adjustment. Furthermore, beginning with the FY 2027 program year, CMS will introduce a reconsideration process. This process will allow SNFs to request reconsideration if they are dissatisfied with CMS's decision regarding a review and correction request.

Medicare Part B Fee Schedule — On October 31, 2025, CMS issued the CY 2026 Medicare Physician Fee Schedule (CY 2026 PFS) Final Rule, which outlines significant changes aimed at modernizing Medicare, improving care quality, and reducing unnecessary spending.

Two Payment Rates Based on Advanced Alternative Payment Model (AAPM) Participation — For the first time, there are two separate conversion factors for all Medicare-participating providers which impacts reimbursement for therapeutic services (including occupational therapy, speech language therapy, and physical therapy), evaluation and management services, and other services furnished in SNFs covered by Medicare Part B. This is required under the Medicare Access and CHIP Reauthorization Act (MACRA) depending on whether a provider qualifies as a participant in an AAPM. CMS finalized a qualifying AAPM participant conversion factor of $33.57, representing a 3.77% increase over the 2025 conversion factor of $32.35. The non-AAPM participant conversion factor is $33.40, a 3.26% increase over such 2025 conversion factor.

Payment Adjustments — Under the CY 2026 PFS, CMS decreases payments by 2.5% for certain services that are not time-based, such as certain therapy services. The rationale is that providers are expected to deliver these services more efficiently as they performed them repeatedly over time. This reduction is designed to balance out other areas of Medicare spending increases.

Telehealth — Among other things, CMS finalized changes to the Medicare Telehealth Services List (MTSL) by adding additional services and expanding permanent flexibilities for virtual direct supervision. One key change is the permanent lifting of frequency limits on providing subsequent nursing facility visits furnished via telehealth. Previously, when adding some services to the MTSL, CMS has included certain frequency restrictions on how often physicians and other practitioners can furnish the service via telehealth (e.g., one subsequent nursing facility visit furnished through telehealth every 14 days). Removing these restrictions will likely result in increased access to care and allow for additional services to be provided via telehealth. Notably, CMS increased the originating site facility fee to $31.85 for CY 2026.

These changes could impact how SNFs deliver and bill for physician and ancillary services. The scope of reimbursable therapy and remote care services may expand, but future payment levels could fluctuate, positively or negatively, based on broader assumptions about efficiency and practice cost. SNFs that deliver telehealth-based care or participate in care coordination models may benefit from expanded flexibility and new billing pathways. However, these changes may also introduce added operational complexity and new compliance requirements.

Improving Care and Access to Nurses Act (I CAN Act) – I CAN Act was introduced in the Senate on February 13, 2025 and seek to expand the role of nurse practitioners (NPs) in SNFs and nursing homes. Under this legislation, NPs would be permitted to certify, oversee, and supervise care under Medicare and Medicaid without requiring physician oversight, subject to state law. If enacted, the Act would grant NPs the authority to certify patient admissions, manage care plans, and provide supervision in SNFs and intermediate care facilities. These proposed changes could potentially reduce reliance on physicians, streamline patient transitions from hospitals to long-term care, and increase access to care particularly in rural and underserved areas. The bill was referred to the Senate Committee on Finance on February 13, 2025, and has not advanced further since then.

Biden-Harris Administration's Nursing Home Care Priorities — Prior to the change in Presidential Administration in 2025, the Biden-Harris Administration pursued reforms related to reimbursement, staffing levels, standards of care, increased transparency and public disclosure of ownership, and enhanced civil remedies as a means of enforcement against those facilities that do not satisfy CMS's standards. These regulations remain active and enforceable. For instance, the FY 2025 PPS expanded CMS's authority to impose sanctions on Medicare-participating SNFs with ongoing or repeated deficiencies, with these enhanced enforcements taking effect at the start of the 2025 fiscal year, which began on October 1, 2024. With the publication of the FY 2026 PPS, it appears the current administration does not intend to make significant changes to the scope, impact, or enforcement of these existing rules.

CMS Minimum Staffing Standards Final Rule — In April 2024, CMS issued its final rule establishing minimum staffing standards for skilled nursing facilities (Staffing Rule). However, after significant opposition and questions on legality CMS repealed the Staffing Rule on December 2, 2025.

Medicare

Medicare presently accounts for approximately 24.7% of our skilled nursing services revenue year-to-date, being our second-largest revenue payor. The Medicare program and its reimbursement rates and rules are subject to frequent change. These include statutory and regulatory changes, rate adjustments, administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates at which Medicare reimburses us for our services. Budget pressures often lead the federal government to reduce or place limits on reimbursement rates under Medicare. Implementation of these and other types of measures has in the past, and could in the future, result in substantial reductions in our revenue and operating margins.

Patient-Driven Payment Model (PDPM) — The FY 2020 PPS implemented the PDPM, a case mix methodology that bases Medicare reimbursement on the clinical condition and care needs of each patient. Under PDPM, diagnosis codes and various patient characteristics are used to classify residents and determine payment levels. The model incorporates five case-mix adjusted payment components - physical therapy, occupational therapy, speech language pathology, nursing and social services and non-therapy ancillary services - to reflect the complexity of care provided. Additionally, PDPM includes a sixth non-case mix component to account for utilization of SNFs' resources that are unrelated to individual resident characteristics.

PDPM is intended to achieve a more value-based, unified approach to post-acute care payments system. For example, it adjusts Medicare reimbursements to reflect the specific care requirements of each resident, rather than simply the volume or type of services delivered by the facility. As a result, payments to SNFs and nursing homes are primarily determined by the patient's clinical profile, promoting a system that better aligns payment with patient needs.

Skilled Nursing Facility - Quality Reporting Program (SNF QRP) — The Improving Medicare Post-Acute Care Transformation Act of 2014 (IMPACT Act) provided data reporting requirements for certain Post-Acute-Care (PAC) providers. If a SNF does not submit required quality data as required by the IMPACT Act, its payment rates are reduced by 2.0% for each such fiscal year, which may result in payment rates for a fiscal year being less than the preceding fiscal year.

The SNF QRP standardized patient assessment data elements. The SNF QRP applies to freestanding SNFs, SNFs affiliated with acute care facilities and all non-critical access hospital swing-bed rural hospitals. These data elements are the subject of frequent change and adjustment. CMS's rulemaking often identifies new data elements to be reported.

CMS continues to revise the calculation of its five-star ratings for the Nursing Home Compare website. Under this methodology, points are assigned to a SNF based on its performance across six measures: (1) case-mix adjusted total nurse staffing levels (including registered nurses, licensed practical nurses, and nursing aides), measured by hours per resident per day; (2) case-mix adjusted registered nurse staffing levels, measured by hours per resident per day; (3) case-mix adjusted total nurse staffing levels (including registered nurses, licensed practical nurses, and nursing aides), measured by hours per resident day on the weekend; (4) total nurse turnover, defined as the percentage of nursing staff that left the nursing home over a 12-month period; (5) registered nurse turnover, defined as the percentage of registered nursing staff that left the nursing home over a 12-month period; and (6) administrator turnover, defined as the percentage of administrators that left the nursing home over a 12-month period. These six measures will be measured on a quarterly basis.

These six measures were included in the five-star rating starting in October 2022. In addition, CMS also implemented a planned increase to the quality measure reporting thresholds, increasing each threshold by one-half of the average improvement of quality measure scores since CMS last set quality measure thresholds. Going forward, CMS plans to implement similar rating threshold increases every six months.

CMS has also continued to refine the QRP, including various measurements such as the adoption of a process measure for influenza vaccination coverage among healthcare personnel within SNFs and a Discharge Function Score (DC Function) measure. The DC Function determines the functional condition of residents by examining the proportion of SNF residents who achieve or surpass a projected discharge functionality score. The assessment includes consideration of mobility and self-care, utilizing data from the Minimum Data Set (MDS). The DC Function replaces the current process and is in effect for the FY 2025 SNF QRP. The FY 2024 PPS also modified the SNF QRP's Healthcare Professional (HCP) Covid Vaccine Measure. The measure will track the proportion of healthcare staff vaccinated for COVID-19 and have kept their vaccination status current per the CDC recommendations. The FY 2024 PPS also removed the Application of Functional Assessment/Care Plan measures from the SNF QRP.

Under the FY 2024 PPS, CMS adopted two measures for the SNF QRP starting in FY 2026. First, CMS raised the Data Completion Thresholds for the MDS. SNFs must report required quality measure data and standardized resident assessment data gathered using the MDS for at least 90% of the assessments they submit to CMS. SNFs who fail to meet this requirement will be subject to a 2.0% reduction on their applicable fiscal year payment starting in FY 2026. Second, CMS adopted the Patient/Resident COVID-19 Vaccine metric. This metric highlights the number of patient stays in which SNF patients received the COVID-19 vaccine.

CMS's FY 2025 PPS adopted several updates to the SNF QRP aimed at enhancing the integration of Social Determinants of Health (SDOH) into patient assessments and ensuring the accuracy of reported data. Starting in FY 2027, CMS will introduce four new SDOH items related to living situation, food security, and utility access, and modify an existing item on transportation availability in the MDS. Additionally, CMS requires that SNFs participating in the SNF QRP undergo a data validation process similar to that already implemented in the SNF Value-Based Purchasing (VBP) Program.

Starting in FY 2026, SNFs participating in the SNF QRP program will be required to take part in a validation program similar to that used for SNFs participating in the SNF VBP Program. Each year, 1,500 SNFs will be randomly chosen to submit MDS records for review. Facilities selected for this audit must provide the requested medical chart documentation within 45 calendar days of notification; failure to do so will result in noncompliance and a 2% reduction in Medicare reimbursement for that fiscal year.

Additionally, as outlined in the FY 2026 PPS, four standardized patient assessment data elements within the SDOH category will be modified for residents admitted on or after October 1, 2025, impacting the FY 2027 SNF QRP. CMS has also finalized changes to the reconsideration request policy and process, formally amending and codifying procedures related to QRP data and evaluations.

Fiscal Year SNF PPS — From October 1, 2024 through September 30, 2025, CMS' final rule for the FY 2025 PPS resulted in a net 4.2% increase in SNF payments under Medicare Part A in fiscal year 2025. The net increase was based on the SNF market basket of 3.0%, plus a 1.7% market basket forecast error adjustment, and a negative 0.5% productivity adjustment. This increase does not include the SNF VBP reductions for certain SNFs subject to the net reduction in payments under that program. CMS also revised the SNF market basket base year from the 2018 base year to the 2022 base year and updated the payment rates used under the SNF PPS based on the FY 2025 market basket increase factor, which was adjusted by both the productivity adjustment and forecast error correction. Within this rule, CMS also updated the SNF PPS wage index using core-based statistical areas (CBSAs) to reflect regional wage costs.

Home Health and Hospice Payment Rules Affecting SNFs — CMS's final payment rules for other modalities of care delivery also affect the operations of SNFs. Under the CY 2025 Home Health PPS, long-term care facilities, including SNFs, have been required to submit at least weekly reports to CMS on respiratory illnesses beginning January 1, 2025. These reports must include information such as facility census, resident vaccination status for specified respiratory illnesses, confirmed resident cases and residents hospitalized from such illnesses.

Sequestration of Medicare Rates — The Budget Control Act of 2011 requires a mandatory, across the board reduction in federal spending, called sequestration. Medicare FFS claims with dates of service or dates of discharge on or after April 1, 2013, incur a 2.0% reduction in Medicare payments through at least the end of 2025, unless Congress takes further action. Under the Consolidated Appropriations Act of 2023 (CAA 2023), a further 4.0% cut to Medicare spending that would have been required under the Statutory Pay-As-You-Go Act of 2010 (PAYGO) was waived for fiscal years 2023 and 2024. Instead, the CAA 2023 deferred any further Medicare sequestration under PAYGO until fiscal year 2025. The CAA 2023 also offset planned Medicare sequestrations that would have been as high as 4.0% and instead maintained fee schedule cuts of approximately 2.0%. On October 29, 2024, the Medicare Patient Access and Stabilization Act of 2024 (MPASA) was introduced in the House of Representatives, seeking to increase the amount paid to physicians under Medicare by 4.73%. MPASA was referred to the House Ways and Means Committee and House Committee on Energy and Commerce on October 29, 2024, and referred to the Subcommittee on Health on December 17, 2024, with no further action taken on the bill, which did not pass into law before the end of the 118th Congress in December of 2024. As part of the CR that ended the federal government shutdown in late 2025, Congress reset the balances on PAYGO scorecard, which are used to determine whether a law creates a sufficient amount of budget deficit that it would require mandatory spending cuts like those to Medicare, to zero. Because the OBBB's requirements were likely to result in a deficit, the 4.0% deduction required by sequestration was expected to start in January of 2026 before the CR's passage. However, as the CR reset the PAYGO scorecards to zero, the expected 4.0% reduction of Medicare rates under sequestration will not materialize, further delaying the 4.0% reduction. On February 3, 2026, the CAA 2026 was passed and keeps the protections from the CR in place.

Skilled Nursing Facility Value-Based Purchasing (SNF-VBP) Program — The SNF-VBP Program incentivizes SNFs by awarding payments based on the quality of care provided to Medicare beneficiaries, primarily measured through hospital readmission rates. Each year, CMS adjusts its payment rules for SNFs using this program, which now includes additional quality measures such as sharing of health information and standardized patient assessment data elements that evaluate cognitive function and mental status, special services and social determinants of health. CMS regulations outline both the performance metrics and the required data reporting for SNFs. Reporting deadlines for baseline period and performance periods began with the 2023 program year. The FY 2023 PPS expanded the SNF-VBP program beyond the single hospital readmission measure, adding new metrics for fiscal year 2026, such as healthcare associated infections requiring hospitalization (SNF HAI) and total nursing hours per resident day, and in fiscal year 2027, the discharge to community post-acute care measure for SNFs, which tracks of successful transitions from SNFs to community settings.

In the FY 2024 PPS, CMS elected to replace the SNFRM measure with the SNF WS PPR measure starting in FY 2028. The PPR measure assesses the risk-standardized rate of unplanned, avoidable readmissions during SNF stays for Medicare fee-for-service beneficiaries. This new measure refines the previous 30-Day readmission metric by extending the observation period to the entire SNF stay and increasing the allowable gap between hospital discharge and the SNF admission to 30 days. These changes better align with the IMPACT Act and enhance the reliability of preventable readmissions tracking. The measure uses two years of Medicare claims data to calculate provider-specific risk-standardized readmission rate.

The FY 2025 PPS adopted several operational and administrative updates to the SNF VBP Program, including policies for selecting, updating and removing measurements to ensure ongoing relevance and effectiveness for assessing care quality. CMS also updated technical measures and procedures for reviewing and correcting data used to calculate its measures.

The FY 2026 PPS finalized several updates, including setting performance standards for the FY 2028 and FY 2029 program years to meet statutory notice requirements. CMS will apply the previously established scoring methodology to the SNF WS PPR measure starting in FY 2028. Additionally, CMS removed the Health Equity Adjustment to simplify scoring and clarify incentives for quality improvement. A new reconsideration process was also adopted, enabling SNFs to request a review if they are dissatisfied with CMS's decision on a correction request, beginning with the FY 2027 program year.

Part B Rehabilitation Requirements — A portion of our revenue is paid by the Medicare Part B program under a fee schedule. Part B services are limited with a payment cap by combined speech-language pathology services (SLP), physical therapy (PT) services and a separate annual cap for occupational therapy (OT) services. Part B services are limited by a payment cap as there is one amount for physical therapy (PT) services and speech-language pathology (SLP) services combined and a separate amount for occupational therapy (OT) services.

The Bipartisan Budget Act of 2018 (BBA) establishes coding modifier requirements to obtain payments beyond certain payment thresholds, discussed below and reaffirms the specific $3,000 claim audit threshold requirements for Medicare Administrative Contractors. For PT and SLP combined the threshold for coding modifier requirements was $2,410 for CY 2025 with the same threshold for OT services. The KX modifier is added to medical claims to indicate the providing clinician attests that the services corresponding to that claim were medically necessary and that the justification for those services is contained within the patient's medical records. This modifier is intended for use where the services will exceed the threshold for those services set by the BBA and updated by annual fee schedule rules, yet are still appropriate and medically necessary, and thus should be compensated by Medicare.

Consistent with CMS's "Patients over Paperwork" initiative, the agency has also been moving toward eliminating burdensome claims-based functional reporting requirements. Beginning in 2021, CMS rescinded 21 problematic National Correct Coding Initiative edits impacting outpatient therapy services, including services furnished under Medicare Part B primarily related to PT and OT services, removing a coding burden caused by requirements for additional documentation and claim modifier coding.

Additionally, the Multiple Procedure Payment Reduction (MPPR) continues at a 50.0% reduction, which is applied to therapy procedures by reducing payments for practice expense of the second and subsequent procedures when services provided beyond one unit of one procedure are provided on the same day. The implementation of MPPR includes (1) facilities that provide Medicare Part B speech-language pathology, occupational therapy and physical therapy services and bill under the same provider number; and (2) providers in private practice, including speech-language pathologists, who perform and bill for multiple services in a single day.

Certain of our Part B services provided through telehealth would qualify for Medicare reimbursement based on flexibility first provided under the emergency waivers first issued during PHE, which added physical therapy (PT), occupational therapy (OT) and speech-language pathology (SLP) to the list of approved telehealth Providers for the Medicare Part B programs provided by a SNF (*see Federal Government Shutdown above*). During the PHE, CMS added certain PT and OT services to the list of Medicare-covered telehealth services on a temporary basis, some of which were made permanent for use and new codes were added for PT, OT, or SLP telehealth services—including some "sometimes therapy" codes that were not subject to MPPR. The Relief Act, 2025 extended some but not all telehealth flexibilities for an additional 3 months through March 31, 2025. On March 15, 2025, the President signed into law the Full-Year Continuing Appropriations and Extensions Act, 2025 that Congress passed on March 14, 2025, which extended these pandemic-era telehealth waivers for Medicare beneficiaries through September 30, 2025. These flexibilities were most recently extended by the CAA 2026 through December 31, 2027.

Under the CY 2026 PFS, the 2.93% increase to the 2024 PFS Conversion Factor (CF) expired and CMS sought to impose an estimated 0.05% adjustment thereto based on changes in work relative value units (RVUs) for certain services. As a result, the CY 2025 PFS implemented a reimbursement reduction of 2.83%, with a CF of $32.35, which is a reduction from the 2024 CF of $33.29. The CY 2025 PFS adopts a 3.6% increase to the threshold for coding modifier requirements for PT and SLP combined, totaling $2,410 for 2025 with the same threshold for OT services. The threshold for targeted medical review for PT and OT (combined) and SLP is expected to remain at $3,000 through 2027.

While the OBBB did not affect the CY 2025 PFS, the OBBB provided a one-year increase of 2.5% to the CF for services provided between January 1, 2026 and January 1, 2027. On July 14, 2025, CMS issued the CY 2026 PFS, which proposed to increase Medicare reimbursement for provider services through a 2.5% increase in the conversion factor, as set forth in the OBBB.

The CY 2025 PFS adopted a regulatory change that allowed physical therapy assistants and occupational therapy assistants to be generally supervised by physical therapists and occupational therapists, respectively, in private practice, non-institutional settings, thus allowing greater flexibility in billing for those assistants' services. Additionally, the CY 2025 PFS excepted a therapist-established initial plan of care (POC) for PT, OT, or SLT services from the requirement for a physician or non-physician provider's (NPP's) signature, provided that (1) the patient's physician or NPP referred the patient to the therapist and (2) the therapist has evidence that the POC was transmitted to the patient's physician or NPP within 30 days of the patient's initial evaluation. This flexibility applies only to the initial certification of the POC.

The CY 2026 PFS contains numerous significant changes regarding payment and models, encourages care coordination, reduces collection and reporting of data measurements, and continues certain telehealth flexibilities that began during the PHE (*see Medicare Part B Fee Schedule above*).

Programs of All-Inclusive Care for the Elderly

The requirements under the Programs of All-Inclusive Care for the Elderly (PACE) provide greater operational flexibility and update information under the Medicare and Medicaid programs, including leniency in compliance with program requirements during and after a 3-year trial period and relieving restrictions placed on the team that assesses and provides for the needs of each PACE participant. Further, non-physician primary care providers can provide certain services in place of primary care physicians. The final rule, which went into effect on April 3, 2023, requires the collection of data by Medicare Advantage organizations and their service providers and the submission of data to CMS for risk adjustment data validation (RADV) audits. The purpose of these RADV audits is to maintain the accuracy of risk-adjusted payments made to Medicare Advantage organizations.

In 2024, CMS issued a new prescription drug event (PDE) reporting requirements for PACE organizations to receive manufacturer discounts for drugs provided through Medicare Part D as provided for in the Inflation Reduction Act of 2022 (IRA). The additional PDE information must be submitted beginning January 1, 2025. In June of 2024, CMS also updated its statement of rights for PACE participants.

Decisions Regarding Skilled Nursing Facility Payment

Reimbursement rates and rules are subject to frequent change that historically, have had a significant effect on our revenue. The federal government and state governments continue to focus on efforts to curb spending on healthcare programs such as Medicare and Medicaid. We are not able to predict the outcome of the legislative process. We also cannot predict the extent to which proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals and existing new legislation will have on us. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue and could adversely affect our business, financial condition and results of operations.

These include statutory and regulatory changes, rate adjustments (including retroactive adjustments), administrative or executive orders and government funding restrictions influenced by budgetary or political pressures, may materially adversely affect the rates at which Medicare reimburses us for our services. Implementation of these and other types of measures has in the past, and could in the future, result in substantial reductions in our revenue and operating margins. For a discussion of historic adjustments and recent changes to the Medicare program and other reimbursement rates, see Part I, Item 1A *Risk Factors* under the headings Risks Related to Our Business and Industry.

Patient Protection and Affordable Care Act (ACA)

Various healthcare reform provisions became law upon enactment of the ACA. The reforms contained in the ACA have affected our independent subsidiaries in some manner and are directed in large part at increased quality and cost reductions. Several of the reforms are very significant and could ultimately change the nature of our services, the methods of payment for our services and the underlying regulatory environment.

The IRA, which continued and expanded certain provisions of the ACA, extended the premium subsidies paid by the federal government, until the end of 2025, resulting in subsidies being available to offset or reduce the costs of private health insurance policies for qualifying individuals. This may aid older patients in obtaining or keeping their health insurance in order to pay for long-term care services. The CAA 2023 revised the funds available to fund Medicare in 2023 and deferred the PAYGO sequestration of Medicare expenses.

On July 4, 2025, the OBBB was enacted into law and intends to be a budget reconciliation law that by 2028 may significantly change the automatic reenrollment process for ACA marketplace health plans and impose work requirements as a condition of Medicaid eligibility, among other things. The OBBB reflects broader legislative efforts to roll back provisions of the ACA, and its enactment along with ongoing executive actions that run counter to the ACA, could reduce the availability of insurance coverage and may affect the population and payer mix of our independent subsidiaries.

The changes in the Presidential Administration may significantly alter the current health care regulatory framework, payment activity, and impact our business and the health care industry, including any repeals, curtailments, extensions or expansions of certain ACA provisions, included, but not limited to recent rulemaking activity regarding ACA Section 1557's anti-discrimination provisions. We continually monitor these developments so we can respond to the changing regulatory environment impacting our business.

Requirements of Participation

CMS has requirements that providers, including SNFs, must meet in order to participate in the Medicare and Medicaid Programs. Some of these requirements can be burdensome and costly. One such requirement of participation in the Medicare and Medicaid programs involves limitations around the use of pre-dispute, binding arbitration agreements by SNFs. CMS has historically issued guidance and direction around arbitration that must be satisfied for any admission agreement to be enforceable.

Phase 2 and 3 of the Requirements of Participation focuses on: (1) resident abuse and neglect; (2) admission, transfer and discharge; (3) mental health and substance abuse disorders; (4) staffing sufficiency; (5) residents' rights; (6) potential inaccurate diagnoses or assessments; (7) prescription and use of pharmaceuticals; (8) infection prevention and control; (9) arbitration of disputes between facilities and residents; (10) psychosocial outcomes and related severity; and (11) the timeliness and completion of state investigations.

In 2022, CMS updated the Medicare Requirements of Participation for SNFs, to modify the requirements associated with a facility's physical environment to minimize unnecessary renovation expenses and avoid closure of SNFs due to the related expense. CMS "grandfathered" certain facilities and will allow SNFs that were participating in Medicare before July 5, 2016 and that previously used the Fire Safety Evaluation System (FSES) to continue using the 2001 FSES mandatory values when determining compliance with applicable standards. CMS also updated the Requirements of Participation to revise existing qualification requirements for directors of food and nutrition services in SNFs, while "grandfathering" in directors with two or more years of experience and certain minimum training in food safety so they may continue in that role without satisfying further educational requirements.

In 2023, CMS revised the survey resources that CMS and state surveyors use in evaluating SNFs' compliance with federal Requirements for Participation. This revision incorporated changes to CMS's focused infection control survey item, which CMS had removed in favor of standard infection control survey measures. These updates provided more information for state surveyors to utilize when evaluating SNFs' compliance with the Medicare Requirements of Participation, as well as included guidance for facilities on operationalizing compliance with these requirements based on how surveyors would measure and evaluate facility performance.

CMS issued comprehensive updates to the State Operations Manual (Appendix PP) that took effect on April 28, 2025. These updates revised surveyor guidance across multiple areas, including infection control, staffing, PBJ reporting, psychotropic medication use, and medical director oversight responsibilities. These revisions are intended to enhance survey consistency and align with CMS's broader focus on care quality and resident outcomes.

Additionally, CMS issued guidance on March 24, 2025, clarifying that SNFs may not include pre-dispute, binding arbitration provisions or third-party financial guarantee requirements in admission agreements. If these provisions are not removed, they may result in survey citations and potential penalties for non-compliant SNFs.

Civil and Criminal Fraud and Abuse Laws and Enforcement

Various complex federal and state laws exist which govern a wide array of referrals, relationships and arrangements, and prohibit fraud by healthcare providers. Governmental agencies are devoting increasing attention and resources to such anti-fraud efforts. The Balanced Budget Act of 1997 expanded the penalties for healthcare fraud. Additionally, the government or those acting on its behalf may bring an action under the FCA, alleging that a healthcare provider has defrauded the government by submitting a claim for items or services not rendered as claimed, which may include coding errors, billing for services not provided and submitting false or erroneous cost reports. The FCA clarifies that if an item or service is provided in violation of the AKS, the claim submitted for those items or services is a false claim that may be prosecuted under the FCA as a false claim. Under the qui tam or "whistleblower" provisions of the FCA, a private individual with knowledge of fraud may bring a claim on behalf of the federal government and receive a percentage of the federal government's recovery. Many states also have a false claim prohibition that mirrors or closely tracks the federal FCA.

Federal law also provides that the OIG has the authority to exclude individuals and entities from federally funded health care programs on a number of grounds, including, but not limited to, certain types of criminal offenses, licensure revocations or suspensions and exclusion from state or other federal healthcare programs. CMS can recover overpayments from health care providers up to six years following the year in which payment was made.

Over the years, the OIG have released the result of audit findings of Medicare overpayments, potentially affecting SNFs. These investigatory actions by OIG demonstrate its increased scrutiny into post-hospital SNF care provided to beneficiaries and may encourage additional oversight or stricter compliance standards. The DOJ has indicated that its healthcare enforcement trends would emphasize opioid prescribing, Medicare Advantage and managed care plan fraud, and COVID-19 related fraud, including under various relief programs available during and in conjunction with the pandemic. In November of 2023, OIG added to its work plan an audit of nursing homes' nurse staffing hours reported in CMS's payroll-based journal, for which OIG expected to issue a report in FY 2025. However, the report has not yet been issued. In addition, the OIG identified the following areas as its "key goals" for oversight: (1) protecting residents from fraud, abuse, neglect, and promoting quality of care; (2) promoting emergency preparedness and emergency response efforts: (3) strengthening frontline oversight; and (4) supporting federal monitoring of nursing homes to mitigate risks to residents.

In 2024, the OIG added to its work plan a series of studies that include: (a) the use of the National Background Check Program (NBCP) in conducting background checks of prospective long-term care provider employees to prepare a report regarding the cost of background checks, number of applicants who received background checks and disqualification of employees during and after NBCP participation; (b) the use of Medicaid supplemental payments for use in satisfying the state's obligations to pay nursing facilities any amounts due under the state's nursing facility upper payment limit; and (3) the assessment of the implementation of the Special Focus Facility Program for nursing facilities based on facilities that participated in the program from 2013 through 2022.

The OIG continues to increase its oversight of skilled nursing facility operations through its active Work Plan, with several new audits and studies that may impact SNFs. In June 2025, OIG announced a new evaluation of whether SNFs are properly engaging medical directors and accurately reporting medical directors' hours of service in CMS's PBJ reporting system. This review will examine whether medical directors are meeting regulatory expectations and whether reported hours reflect actual services provided, with potential implications for regulatory compliance and reimbursement oversight.

Separately, OIG announced an audit assessing whether SNFs are inappropriately billing Medicare Part D for prescription drugs provided during a Medicare Part A stay, as the OIG previously found potential overpayments of more than $465 million in Part D payments for drugs that were already covered under Part A. OIG is also reviewing state-level enforcement of minimum spending requirements for direct resident care in nursing facilities, which could affect state Medicaid reimbursement mechanisms and facility-level allocation of resources. In addition, a May 2025 OIG report identified deficiencies in how CMS shares PBJ staffing data with state survey agencies, limiting surveyors' ability to assess RN staffing compliance and potentially delaying corrective action.

Most recently, OIG announced that along with the State survey agencies it would begin assessing the effect of ownership changes on quality of care provided in nursing homes via onsite surveys, state monitoring visits, and requesting additional documentation.

Our business model is based in part on serving higher acuity patients. Over time our overall patient mix has consistently shifted to higher acuity in most facilities we operate. Further scrutiny of high-acuity residents and the treatment they receive may affect our business and subject us to increased governmental oversight. We also use specialized care-delivery software that assists our caregivers in more accurately capturing and recording services in order to, among other things, increase reimbursement to levels appropriate for the care actually delivered. These efforts may place us under greater scrutiny with the OIG, CMS, our fiscal intermediaries, recovery audit contractors and others.

Other Federal Legislation and Healthcare Reform

Five-Star Quality Reporting Metrics — The Quality Payment Program (QPP) was created under the Medicare Access and Children's Health Insurance Program (CHIP) Reauthorization Act of 2015. This program was based on the Merit-based Incentive Payment System (MIPS) or the use of Alternative Payment Models (APM), which relied on quality data CMS gathered and evaluated using the Five-Star Quality Rating system, which includes a rating of one to five in various categories. These categories include (but are not limited to) the results of surveys conducted by state inspectors, other health inspection outcomes, staffing, spending, readmissions and stay durations; the data collected and its weighting in determining a rating on a scale of one to five stars is subject to periodic and ongoing revision, re-balancing and adjustment by CMS to reflect market conditions and CMS's priorities in patient care. Since 2020, CMS's measurement of the data reported by providers, including SNFs, has become more competitive and resulted in a reduction of four- and five-star rankings available under CMS's Five-Star Quality Rating system.

The Five-Star Quality reporting system for nursing homes is displayed on CMS's consumer-based Nursing Home Compare website, along with a consumer alert icon next to nursing homes that have been cited for incidents of abuse, neglect, or exploitation on the Nursing Home Compare website. The Nursing Home Compare website is updated monthly with CMS's refresh of survey inspection results on that website. Additionally, the Nursing Home Compare website publishes ownership information for Medicare-enrolled nursing facilities based on disclosures made to CMS from 2016 through 2022 due to mergers, acquisitions, or other changes in ownership, to allow for the identification of common ownership of nursing facilities. The Five Star Quality Ratings incorporated staffing data such as staff tenure and SNF weekend staffing beginning with the October 2022 refresh of the Nursing Home Compare website.

In June 2025, CMS announced upcoming modifications to Nursing Home Care Compare platform and the Five Star Quality Rating system, set to take effect on July 30, 2025. Under these changes, CMS discontinued the use of the third most recent standard health survey in calculating the health inspection rating, relying instead on only the two latest surveys. The most recent survey will be weighted at 75% of the total score, while the second most recent survey result will contribute to the remaining 25% of the score. Additionally, CMS will begin publishing aggregated five-star performance metrics for nursing home chains and will remove COVID-19 vaccination measures from facility profile pages.

CMS is also updating the long-stay antipsychotic measure to incorporate data from Medicare and Medicaid claims as well as Medicare Advantage encounter records. This updated measure, effective January 28, 2026, is expected to increase the reported national antipsychotic rates from 14.6% to 17.0%. We expect that this change will result in varying changes to individual facilities' ratings.

Additionally, starting July 30, 2025 until October 2025, updates to Nursing Home Care Compare were temporarily paused as CMS transitions to a cloud-based Internet Quality Improvement and Evaluation System (iQIES) for survey data management. This pause is intended to give CMS time to validate the accuracy and integrity of the data and ensure that publicly reported information meets quality standards before resuming updates to the five-star ratings. The move to iQIES, along with the other changes, may also result in further adjustments to the rating system and could prompt additional audits by CMS or state surveyors.

In April 2024, CMS froze four quality measures and three staffing measures to prevent changes until a subsequent date. It also updated the staffing rating methodology to assign the lowest score to facilities that fail to submit (or submit incorrect) staffing data. However, in January of 2025, CMS unfroze four of its quality measures that it previously froze with its April 2024 refresh. CMS updated these measures to reflect recent changes in the minimum data set collected from SNFs. First, the measure of percentage of SNF residents who are at or above an expected ability to care for themselves and move around at discharge replaced the measure of percentage of residents who made improvements in function during a short stay. Second, the following measures have been respecified: (1) percentage of residents whose need for help with activities of daily living has increased during a long stay, and (2) percentage of residents whose ability to walk independently worsened during a long stay. Finally, the measure of percentage of all residents with pressure ulcers (regardless of stay duration) will replace the measure of percentage of high-risk residents with pressure ulcers during a long stay. Additionally, CMS recalculated the scoring cut points for these four measures to obtain an even distribution of scores. Additionally, the quality measure rating cut points were also adjusted to maintain their same overall distribution of ratings across measured facilities.

In July 2024, CMS updated the Nursing Home Five-Star Quality Rating System to reflect several key changes. The staffing case-mix methodology now uses the PDPM model, replacing measures that were previously frozen in April. CMS also extended the definition of staffing turnover. Employees are now considered "turned over" if they haven't worked for 90 consecutive days, up from 60. Additionally, CMS revised risk-adjustment models for claims-based measures to focus on residents' functional abilities and goals, rather than just their status. To maintain consistency in star ratings, CMS adjusted thresholds so the distribution of 4- and 5-star ratings remains stable.

Ownership Transparency Final Rule — In November 2023, CMS finalized a rule requiring SNFs to publicly disclose information regarding their ownership and management structure. SNF must identify any person or legal entity that: (1) exercises financial, operational, or managerial control over any facility or part of a facility, or provides services to facility that includes its policies and procedures or cash management services; (2) leases or subleases real property to the facility, or owns at least 5% of the real property's total value; and (3) provides any management or administrative services (or consult regarding the same), or provides accounting or financial services to SNFs. The rule also requires disclosures of governing body members, officers, directors or managing employees, plus a comprehensive breakdown of the organizational structure of any additional disclosable party that is not a natural person along with a description of their relationships with the facility. Starting in November of 2024, all SNFs must comply with these requirements by submitting a new "SNF Attachment" with CMS form 855A during revalidation. Although CMS initially required all SNFs to complete revalidation using this new attachment by January 1, 2026, this deadline was indefinitely suspended in December 2025 by CMS until further notice.

Certain states have adopted laws reflecting their concerns regarding ownership transparency. For example, Iowa adopted laws requiring disclosure of ownership information not previously required for licensure to promote transparency in 2023. In California, the California Department of Health Care Access and Information of the California Health and Human Services Agency issued its notice of approval of regulatory action in March 2024, establishing policies and procedures that implement financial and ownership transparency requirements for California-licensed SNFs that are required by California law passed in 2021. Additionally, the State of Washington enacted H.B. 1686 in July 2025, directing state agencies to develop a plan and recommendations for creating a registry of health care entities, including SNFs.

State-level Legislation and Healthcare Reform

The states where we operate have varied legislative priorities and accordingly legislation. These different legislative priorities vary for many reasons but ultimately result in the operations of our independent subsidiaries having different profiles for risk, regulatory burden, taxation and benefits based on the state in which the facility operates. By way of example, in 2022, California's Governor signed into law the Skilled Nursing Facility Ownership and Management Reform Act of 2022. This law increased the authority of the California Department of Public Health and changed several provisions regarding SNF licensing in the State of California. These changes include eliminating previous regulatory provisions that permitted SNFs to operate in advance of receiving their formal license from the State. This law also requires SNF license applicants to disclose additional information in connection with a license application and evaluates more data regarding the applicant's prior operations, including prior citations, CMS sanctions and legal proceedings against the applicant or other facilities owned or managed by the applicant before issuing a license. In contrast, on June 20, 2025, Texas passed SB 457 which will allow a new operator to receive uninterrupted Medicaid payments during the change of ownership process beginning on September 1, 2025. These examples highlight the varied approaches that occur from state to state, with different approaches making it either easier or harder for our independent subsidiaries to operate. In addition, the impacts of the OBBB, as discussed above, will create varying approaches by state legislatures to address the provisions of such bill. We continue to monitor and advocate for positions that protect the interest of our employees, residents and those of our independent subsidiaries at all levels of government, particularly at the state and local levels.

The Impact of United States Supreme Court Decisions

On June 28, 2024, the United States Supreme Court issued its opinion in *Loper Bright Enterprises v. Raimondo*, deciding to vacate and remand decisions by the United States Courts of Appeals that relied on the Supreme Court's own 1984 precedent in *Chevron U.S.A. Inc. v. Natural Resources Defense Council, Inc.*, which sometimes required courts to defer to "permissible" agency interpretations of the statutes those agencies administered and enforced—a legal doctrine known as the "Chevron doctrine." In Loper, the Supreme Court had to decide whether it should overrule or clarify the Chevron doctrine based on its application more than 40 years after its creation, and the Supreme Court chose to overrule it.

The Chevron doctrine required courts to use a two-step process to interpret statutes administered by federal agencies. After determining that the Chevron doctrine may apply to a dispute before it, a federal court must assess whether Congress has directly spoken to the precise question at issue. If (and only if) the congressional intent of the statute is clear, that is the end of the inquiry as to the statute's meaning. If the court determines that the statute is silent or ambiguous regarding the issue at hand, then the Chevron doctrine requires the court to defer to the agency's interpretation if it "is based on a permissible construction of the statute."

The Supreme Court's Loper decision found that the Chevron doctrine is incompatible with the federal Administrative Procedure Act's requirement for courts to exercise their independent judgment in deciding whether a federal agency has acted within its statutory authority. It further held that courts may not defer to an agency interpretation of a statute merely because the statute is ambiguous, as it is the responsibility of the court, rather than an agency that administers or acts under a statute, to discern the statute's meaning. The Supreme Court reasoned that allowing agencies to interpret the laws they enforce or act under, rather than reserving that activity for the courts, was an impermissible delegation of an activity reserved to the courts.

While the decisions at issue in Loper pertained to fishing regulations promulgated by the Department of Commerce, the Chevron doctrine's significance to the highly regulated field of healthcare is profound. The Chevron doctrine is frequently implicated in litigation over healthcare regulation, ranging from rules concerning staffing requirements and the validity of arbitration provisions, to requirements for healthcare workers to be vaccinated. Subsequent analysis has focused on the limits of the Loper decision, including any deference that courts may still afford to administrative agencies when based on agency fact-finding and policymaking, particularly where such power is expressly delegated to the agency by statute. The Loper decision likely will have significant and lasting consequences for the promulgation and enforcement of federal regulations by HHS and CMS, and may bear on the depth and detail of future legislation that is passed and enacted as statutes by Congress so that such laws can be enforced without administrative rulemaking or agency enforcement mechanisms.

Monitoring Compliance in Our Independent Subsidiaries

Governmental agencies and other authorities periodically inspect our independent subsidiaries to assess compliance with various standards, rules and regulations, with potential fines, sanctions and other penalties for noncompliance. Unannounced surveys or inspections generally occur at least annually and may also follow a government agency's receipt of a complaint about a facility. Facilities must pass these inspections to maintain licensure under state law, to obtain or maintain certification under the Medicare and Medicaid programs, to continue participation in the Veterans Administration program at some facilities, and to comply with provider contracts with managed care clients at many facilities. From time to time, our independent subsidiaries, like others in the healthcare industry, may receive notices from federal and state regulatory agencies of an alleged failure to substantially comply with applicable standards, rules or regulations. These notices may require corrective action, may impose civil monetary penalties for noncompliance, and may threaten or impose other operating restrictions on SNFs such as admission holds, provisional skilled nursing license, or increased staffing requirements. If our independent subsidiaries fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, the facility could lose its certification as a Medicare or Medicaid provider or lose its license permitting operation in the State.

Facilities with otherwise acceptable regulatory histories generally are given an opportunity to correct deficiencies and continue their participation in the Medicare and Medicaid programs by a certain date, usually within six months of inspection; however, although where denial of payment remedies are asserted, such interim remedies go into effect much sooner. Facilities with deficiencies that immediately jeopardize patient health and safety and those that are classified as poor performing facilities, however, may not be given an opportunity to correct their deficiencies prior to the imposition of remedies and other enforcement actions. Moreover, facilities with poor regulatory histories continue to be classified by CMS as poor performing facilities notwithstanding any intervening change in ownership, unless the new owner obtains a new Medicare provider agreement instead of assuming the facility's existing agreement. However, new owners nearly always assume the existing Medicare provider agreement due to the difficulty and time delays generally associated with obtaining new Medicare certifications, especially in previously certified locations with sub-par operating histories. Accordingly, facilities that have poor regulatory histories before acquisition by our independent subsidiaries and that develop new deficiencies after acquisition are more likely to have sanctions imposed upon them by CMS or state regulators.

In addition, CMS has increased its focus on facilities with a history of serious or sustained quality of care problems through the Special Focus Facility (SFF) program. SFFs receive heightened scrutiny and more frequent regulatory surveys. Failure to improve the quality of care can result in fines and termination from participation in Medicare and Medicaid. A facility "graduates" from the SFF program once it demonstrates significant improvements in quality of care that are continued over a defined period of time.

In October 2022, CMS increased penalties for SFFs that fail to improve their performance upon further inspection by CMS, increasing the standards SFFs must meet to graduate from the SFF program, maintaining heightened oversight of any SFF for a period of three years after it graduates and increasing the technical assistance CMS provides to SFFs.

On October 24, 2025, OIG issued a report titled "CMS's Special Focus Facility Program for Nursing Homes Has not Yielded Lasting Improvements." Within this report, OIG set out its observation that, from 2013 to 2022, SNFs that graduated from the SFF program failed to maintain the improvements achieved while in the SFF program. The report also addresses OIG's findings on the impact of staffing on sustaining the gains seen in the SFF program and additional factors to consider such as facility ownership, and its recommendations for improving the program. OIG recommended that CMS (1) impose more non-financial enforcement remedies to promote compliance; (2) examine the extent to which it took enhanced enforcement actions for facilities that graduated the SFF program.

Sanctions such as denial of payment for new admissions often are scheduled to go into effect before surveyors return to verify compliance. Generally, if the surveyors confirm that the facility is in compliance upon their re-evaluation, the sanctions never take effect. However, if they determine that the facility is not in compliance, the denial of payment goes into effect retroactive to the date given in the original notice, leaving operators with the task of deciding whether to continue accepting patients after the potential denial of payment date--risking the retroactive denial of revenue. Some of our independent subsidiaries have been or will be in denial of payment status due to findings of continued regulatory deficiencies, resulting in an actual loss of revenue associated with patients admitted after the denial of payment date. Additional sanctions could ensue and, if imposed, could include various remedies up to and including decertification.

CMS has undertaken several initiatives to increase or intensify Medicaid and Medicare survey and enforcement activities, including federal oversight of state surveyors. CMS is taking steps to focus more survey and enforcement efforts on facilities with findings of substandard care or repeat violations of Medicaid and Medicare standards and to identify multi-facility providers with patterns of noncompliance. CMS is also increasing its oversight of state survey agencies and requiring state agencies to use enforcement sanctions and remedies more promptly when substandard care or repeat violations are identified, to investigate complaints more promptly, and to survey facilities more consistently.

Regulations Regarding Financial Arrangements

We are also subject to federal and state laws that regulate financial arrangement by and between healthcare providers, such as the federal and state anti-kickback laws, the Stark laws, and various state anti-referral laws.

The Social Security Act prohibits the knowing and willful offer, payment, solicitation, or receipt of any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce the referral of an individual, in return for recommending, or to arrange for, the referral of an individual for any item or service payable under any federal healthcare program, including Medicare or Medicaid. The OIG has issued regulations that create "safe harbors" for certain conduct and business relationships that are deemed protected under the Social Security Act. In order to receive safe harbor protection, all of the requirements of a safe harbor must be met. The fact that a given business arrangement does not fall within one of these safe harbors does not render the arrangement per se illegal. Business arrangements of healthcare service providers that fail to satisfy the applicable safe harbor criteria, if investigated, will be evaluated on a case-by-case basis based upon all facts and circumstances and risk increased scrutiny and possible sanctions by enforcement authorities.

Violations of the Social Security Act can result in inflation-adjusted criminal penalties of more than $0.1 million and ten years' imprisonment. It can also result in inflation-adjusted civil monetary penalties of more than $0.1 million per violation and an assessment of up to three times the total amount of remuneration offered, paid, solicited, or received. It may also result in an individual's or organization's exclusion from future participation in federal healthcare programs. State Medicaid programs are required to enact an anti-kickback statute. Many states in which our independent subsidiaries operate have adopted or are considering similar legislative proposals, some of which extend beyond that state's Medicaid program, to prohibit the payment or receipt of remuneration for the referral of patients regardless of the source of payment for the care.

Additionally, the "Stark Law" of the Social Security Act provides that a physician may not refer a Medicare or Medicaid patient for a "designated health service" to an entity with which the physician or an immediate family member has a financial relationship unless the financial arrangement meets an exception under the Stark Law or its regulations. Designated health services include, in relevant part, inpatient and outpatient hospital services, PT, OT, SLP, durable medical equipment, prosthetics, orthotics and supplies, diagnostic imaging, and home health services. Under the Stark Law, a "financial relationship" is defined as an ownership or investment interest or a compensation arrangement. If such a financial relationship exists and does not meet a Stark Law exception, the entity is disallowed from seeking payment under the Medicare or Medicaid programs or from collecting from the patient or other payor. Statutory and regulatory exceptions and exemptions to this exist and have specific rules that must be followed to qualify for such exception or exemption. Any funds collected for an item or service resulting from a referral that violates the Stark Law are not eligible for payment by federal healthcare programs and must be repaid. Violations of the Stark Law may result in the imposition of civil monetary penalties, including treble damages. Individuals and organizations may also be excluded from participation in federal healthcare programs for Stark Law violations. Many states have enacted healthcare provider referral laws that go beyond physician self-referrals or apply to a greater range of services than just the designated health services under the Stark Law.

Regulations Regarding Patient Record Confidentiality

Health care providers are also subject to laws and regulations enacted to protect the confidentiality of patient health information and patients' right to access such information. For example, HHS has issued rules pursuant to HIPAA, including the Health Information Technology for Economic and Clinical Health (HITECH) Act which governs our use and disclosure of protected health information of patients. We and our independent subsidiaries have established policies and procedures to comply with HIPAA privacy and security requirements and our independent subsidiaries have adopted and implemented HIPAA compliance plans, which we believe comply with the HIPAA privacy and security regulations, which impose significant costs for ongoing compliance activities.

On February 8, 2024, HHS through the Substance Abuse and Mental Health Services Administration (SAMHSA) finalized rules that align the confidentiality of substance use disorder records (i.e., 42 CFR Part 2, also known as "Part 2") with HIPAA; the compliance deadline for such rules is February 16, 2026. Such rules align many Part 2 requirements with HIPAA, extend HIPAA's breach notification and enforcement regime to records subject to Part 2, and permit broader care coordination of such records while preserving heightened protections under Part 2. In addition, such rules require us and our independent subsidiaries to include information regarding Part 2 uses and disclosures in applicable "Notice of Privacy Practices" that inform individuals of the uses and disclosures of certain health information.

There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. Our independent subsidiaries are also subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA.

On January 17, 2024, CMS published the CMS Interoperability and Prior Authorization Final Rule (Interoperability Final Rule), which affects the data standards and application programming interfaces (APIs) used by entities that are payors for our services, including but not limited to Medicare Advantage organizations, Medicaid fee-for-service providers, and MCOs. This new rule requires these payor entities to adopt new patient access APIs beginning January 1, 2026, and to complete implementation of both patient and provider access APIs by January 1, 2027, to facilitate the sharing of payor information with payors and providers. While the purpose of this final rule is predominantly oriented to sharing information in the clinical setting and expediting the exchange of prior authorization data, this new rule may have implications for our business and how information is shared among our independent subsidiaries that participate in these programs, the payors, residents, and residents' families involved in their care.

Antitrust Laws

We are also subject to federal and state antitrust laws. Enforcement of the antitrust laws against healthcare providers is common, and antitrust liability may arise in a wide variety of circumstances, including third party contracting, physician relations, joint venture, merger, affiliation and acquisition activities. On February 3, 2023, the DOJ's Antitrust Division withdrew its support for three policies that had been jointly created by the DOJ and the Federal Trade Commission (FTC) in 1993, 1996, and 2011, announcing instead, without providing further alternative guidance, that the DOJ would take a case-by-case enforcement approach to evaluate conduct in the healthcare industry, citing that the previous policies were outdated and overly permissive. Similarly, on July 14, 2023, the FTC withdrew two antitrust policy statements related to enforcement in healthcare markets. Moving forward, the FTC will evaluate mergers and conduct in healthcare markets on a case-by-case basis using principles of antitrust enforcement and competition policy.

On July 19, 2023, the DOJ and FTC released a draft joint statement of antitrust policy that outlines 13 guidelines to be used when determining if a merger is unlawfully anticompetitive under antitrust laws. These guidelines cover various aspects of antitrust enforcement relevant to SNF and senior living facilities, such as market concentration, competition between firms, risk of coordination, elimination of potential entrants, control of products or services, vertical mergers, dominant positions, trends toward concentration, series of multiple acquisitions, multi-sided platforms, competing buyers, partial ownership or minority interests and overall impact on competition. The draft joint statement also includes detailed sections on the application of the guidelines, defining relevant markets and approaches to rebuttal evidence. These proposed statements are not exhaustive, and the DOJ and FTC may focus on one or multiple guidelines depending on the specific circumstances of each merger. These proposed general statements of antitrust policy, once finalized, may be a prelude to a new joint statement of healthcare antitrust policy of the DOJ and FTC, with the agencies' finalized general statements providing insight into whether healthcare-specific statements will be issued. This development and potential new guidance regarding DOJ and FTC antitrust policy increases risk and uncertainty regarding transactions that may be subject to criminal and civil enforcement by federal and state agencies, as well as by private litigants.

Further change is expected with respect to the DOJ and FTC's antitrust policies due to the outcome of the 2024 presidential election, including as to how they relate to healthcare. As a result, these changes to the DOJ and FTC's antitrust policies may be changed materially, not implemented, or reverted to prior statements that were withdrawn in February of 2023.

Several states in which we operate have enacted laws that mirror the Federal Hart-Scott-Rodino (HSR) Act. The HSR Act mandates that parties involved in certain transactions must provide advance notice to the Department of Justice (DOJ) and the Federal Trade Commission (FTC) to obtain clearance, ensuring the transaction complies with federal antitrust regulations. Similarly, the state-level HSR analogues require parties to notify state authorities and secure approval before finalizing mergers or acquisitions.

This regulatory trend has accelerated in 2025, with more states actively considering or enacting such legislation. In some cases, state requirements align closely with the federal HSR Act, simply requiring that a copy of the federal HSR filing be submitted to a designated state agency. However, other states have established distinct or more rigorous standards, sometimes necessitating state approval for transactions that would not trigger federal reporting obligations under the HSR Act.

Among the states where we operate, California implemented its relevant laws in 2024, and Washington expanded the scope of its HSR-like requirements with new legislation effective July 27, 2025. Nevada, while it did not pass a comprehensive HSR, does require notification or approval for certain healthcare transactions prior to closing. These evolving state regulations add new layers of compliance for mergers and acquisitions, particularly in the healthcare sector.

California Office of Health Care Affordability

The California Office of Health Care Affordability (OHCA) requires healthcare entities to provide OHCA with written notice of proposed qualifying agreements or transactions (referred to as a "Material Change Notice") at least 90 days prior to entering into the agreement or transaction. Reportable transactions are determined based on a variety of factors outlined in the applicable regulations.

If OHCA determines, on its own or in conjunction with other state agencies, that a proposed agreement or transaction may have a risk of significant impact on certain aspects of the healthcare market, OHCA will conduct a Cost and Market Impact Review (CMIR) to analyze the transaction in more detail. This CMIR process involves a deeper analysis than OHCA's initial review of the information contained in a reporting party's Material Change Notice. OHCA's CMIR process has the potential to result in findings of anti-competitive effects. If such an impact is identified, OCHA may refer the matter to the California Attorney General for further action.

Between March and September 2025, we provided OHCA with requested information regarding specific components of a proposed transaction. Despite our ongoing cooperation, on October 10, 2025, OHCA issued an investigatory subpoena to us to produce (among other things) certain confidential and proprietary documents. We timely responded to the investigatory subpoena and asserted objections. We have been unable to effect resolution including attempts to narrow the scope, and limit the requests to our independent subsidiaries operating in California. We have filed a Petition in the Superior Court of the State of California, County of Orange, seeking a declaration that the CMIR regulations violate the United States Constitution and/or the California Constitution, and is void and unenforceable as applied to us. We have also requested that OHCA be ordered to withdraw the subpoena and close the inquiry, so the underlying transaction can be completed.

Americans with Disabilities Act (ADA)

Our independent subsidiaries must also comply with the ADA, and similar state and local laws to the extent that the facilities are "public accommodations" as defined in those laws. The obligation to comply with the ADA and other similar laws is an ongoing obligation, and the independent subsidiaries continue to assess their facilities relative to ADA compliance and make appropriate modifications as needed.

Civil Rights

The Office for Civil Rights (OCR) for HHS issued guidance to hospitals and long-term care facilities, emphasizing their obligation under CMS regulations to ensure non-discriminatory visitation policies, especially during public health emergencies. This guidance, part of the U.S. National Strategy to Counter Antisemitism, clarifies that these facilities cannot discriminate based on religion or other classes or characteristics protected against discrimination under federal civil rights laws. The guidance includes examples where non-compliance occurred, such as unequal treatment based on religious affiliation or dietary restrictions, and stricter screening processes for certain religious groups. OCR offers assistance to facilities to obtain compliance with these standards and encourages residents and other affected individuals to file complaints with OCR for potential administrative or civil action in cases of civil rights violations. OCR has been increasingly involved in the monitoring and enforcement of patient and resident rights, particularly under rulemaking completed under Section 1557 of the ACA. However, recent litigation and political efforts have seen a reduction in enforcement of Section 1557. Specifically, HHS announced that it would not enforce certain regulations promulgated under Section 1557 related to discrimination based on sex, gender identity, and pregnancy status.

Real Estate Investment Trust (REIT) Qualification

We elected for Standard Bearer to be taxed as a REIT for U.S. federal income tax purposes. Standard Bearer's qualification as a REIT will depend upon its ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code, relating to, among other things, the sources of its gross income, the composition and value of its assets, distribution levels to its stockholders and the concentration of ownership of its capital stock. We believe that Standard Bearer is organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that its manner of operation has and will enable it to continue to meet the requirements for qualification and taxation as a REIT.

REGULATIONS SPECIFIC TO SENIOR LIVING COMMUNITIES AND ANCILLARY SERVICES

As previously mentioned, senior living services revenue, which accounted for 2.2% of total revenue, is primarily derived from private pay residents and senior living revenue derived from Medicaid funds. Thus, some of the regulations discussed above applicable to Medicaid providers, also apply to senior living.

A majority of states provide, or are approved to provide, Medicaid payments for personal care and medical services to some residents in licensed senior living communities. As rates paid to senior living community operators are generally lower than rates paid to SNF operators, some states use Medicaid funding of senior living services as a means of lowering the cost of services for residents who may not need the higher level of health services provided in SNFs. States that administer Medicaid programs for services in senior living communities are responsible for monitoring the participating communities and, as a result of the growth of senior living in recent years, these states have adopted licensing standards applicable to senior living communities. Similarly, states that elect to provide Medicaid coverage for an expanded range of HCBS services for individuals who do not require institutional care may also offer lower rates of reimbursement for those HCBS services than services provided in SNFs. This cost differential may make those HCBS services more attractive to Medicaid programs than SNF-based care.

CMS has continued to commence a series of actions to increase its oversight of state quality assurance programs for senior living communities and has provided guidance and technical assistance to states to improve their ability to monitor and improve the quality of services paid through Medicaid waiver programs. CMS is encouraging state Medicaid programs to expand their use of home and community-based services as alternatives to facility-based services, pursuant to provisions of the ACA, and other authorities, through the use of several programs.

The types of laws and statutes affecting the regulatory landscape of the post-acute industry continue to expand and the pressure to enforce those laws by federal and state authorities continues to grow as well. In order to operate our businesses, we and our independent subsidiaries must comply with federal, state and local laws from healthcare including provisions regarding patient safety, staffing, and prescription drugs to environmental issues. Changes in the law or new interpretations of existing laws may have an adverse impact on our methods and costs of doing business.

ENVIRONMENTAL MATTERS

We strive to reduce our environmental impact through initiatives to modernize our facilities, conserve water, optimize waste, work towards a paperless office and partner with green vendors. Our ongoing and planned facility modernization initiatives include solar projects, heating, ventilation and air condition (HVAC) upgrades, water systems updates, lighting retrofits and utility upgrades. Additionally, we track and evaluate the utilities used by our facilities to drive our initiatives. For the year ended December 31, 2025, we spent $193.6 million on purchases of property improvements and equipment which included facility modernization initiatives.

Risk Management and Strategy

We identify and assess environmental risk to the organization by:

- Conducting assessments of transition risks, which are risks related to the transition to a lower-carbon economy, and physical risks, which are risks related to the physical impacts of climate change.
- Identifying climate-related opportunities, which includes programs to reduce electricity usage and carbon emissions at our independent subsidiaries.
- Identifying the potential financial impact of transition risks, physical risks and climate-related opportunities.
- Developing and implementing our strategy, which focuses on monitoring environmental policy and on-going developments, ensuring community resiliency, evaluating usage of energy management systems, building operational and emergency response systems, performing hazard vulnerability assessments and tracking and responding to developing natural disasters.

Governance

Ensign's environmental management team (EMT) is part of our ESG Committee. The EMT is led by the Service Center's leadership team members including Construction and Asset Development as well as its Executive Management. The EMT is responsible for:

- Implementation and continuous execution of our environment management system and policy.
- Development of the Company's environmental management policy.
- Identification of climate related risks under the Task Force on Climate-Related Financial Disclosures framework.
- Providing structure and support to our independent subsidiaries that are led by local operators to make decisions on their capital expenditure projects at their facilities. The team advises our local field operators on best practices and identifies opportunities for them to assess priorities of projects.
- Overseeing environmental programs which include the evaluation and installation of LED lighting, solar panel, improved doors and insulation, automated HVAC controls and thermal efficiency projects related to micro-turbine, and demand control ventilation to name a few.
- Development of targets for reduction of carbon emissions, and increase ENERGY STAR scores.
- Tracking and monitoring of currently available environmental metrics such as utility usage and development of an energy management system that tracks greenhouse gas emissions and more.
- Preparing for applicable environmental audits in the future.

Our business is subject to a variety of federal, state and local environmental laws and regulations. As a healthcare provider, we face regulatory requirements in areas of air and water quality control, medical and low-level radioactive waste management and disposal, asbestos management, response to mold and lead-based paint in our facilities and employee safety.

As an owner or operator of our facilities, we also may be required to investigate and remediate hazardous substances that are located on and/or under the property, including any such substances that may have migrated off, or may have been discharged or transported from the property. Part of our operations involves the handling, use, storage, transportation, disposal and discharge of medical, biological, infectious, toxic, flammable and other hazardous materials, wastes, pollutants or contaminants. In addition, we are sometimes unable to determine with certainty whether prior uses of our facilities and properties or surrounding properties may have produced continuing environmental contamination or noncompliance, particularly where the timing or cost of making such determinations is not deemed cost-effective. These activities, as well as the possible presence of such materials in, on and under our properties, may result in damage to individuals, property or the environment; may interrupt operations or increase costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance.

We believe that we are in material compliance with applicable environmental and occupational health and safety requirements. However, we cannot assure you that we will not encounter liabilities with respect to these regulations in the future, and such liabilities may result in material adverse consequences to our operations or financial condition.

For additional information on the EMT and our environmental sustainability efforts, please see our ESG report, which is available on our website at www.ensigngroup.net.

AVAILABLE INFORMATION

We are subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the Exchange Act). Consequently, we are required to file reports and information with the Securities and Exchange Commission (SEC), including reports on the following forms: annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports, proxy and information statements and other information concerning our company may be accessed through the SEC's website at http://www.sec.gov.

You may also find on our website at www.ensigngroup.net, electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Such filings are placed on our website as soon as reasonably possible after they are filed with the SEC. All such filings are available free of charge. The information contained in, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 10-K.

Item 1A. RISK FACTORS

We are providing the following summary of the risk factors contained in our Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage our stockholders to carefully review the risk factors contained in this Form 10-K in their entirety for additional information regarding the risks and uncertainties that could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to our Business and Industry

- The rules of Medicare and Medicaid, including reductions of reimbursement rates, changes to spending requirements, data reporting, measurement and evaluation standards could have a material, adverse effect on our revenues, financial condition and results of operations.
- State-level direct spending requirements could negatively impact our results of operations.
- Changes to the U.S. healthcare system, both at a state and federal level, including recent regulations, new transparency and disclosure requirements, and potential spending levels, continue to impose new requirements upon us that could materially impact our business.
- Anticipated changes in the U.S. political environment, including those as a result of the current Presidential administration and Congress, potential changes in control of one or both houses of Congress due to mid-term elections to occur in November 2026, and to regulatory agencies, particularly HHS, may result in significant changes to regulatory framework, enforcements, reimbursements and our business.
- We are subject to various government reviews, audits and investigations that could adversely affect our business, including an obligation to refund amounts previously paid to us, potential criminal charges, loss of licensure, the imposition of fines and sanctions.
- We are subject to extensive and complex laws and government regulations. If we are not operating in compliance with these laws and regulations or if these laws and regulations change, we could be required to make significant expenditures or change our operations in order to bring our facilities and operations into compliance.
- Public and government calls for increased enforcement efforts toward SNFs, past and potential rulemaking that results in enhanced enforcement and penalties, and new guidance for surveyors regarding the review of SNFs and enforcement of their Requirements of Participation, could result in increased scrutiny by state and federal survey agencies, including sanctions that could negatively affect our financial condition and results of operations.
- CMS's changes to the SFF program and its look-back period may create greater risk of our facilities being subject to this program and subject to potential fines and sanctions, even after graduating from the SFF program.
- Future cost containment initiatives undertaken by payors may limit our revenue and profitability.
- Reductions in reimbursements for physician and non-physician services could impact reimbursement for medical professionals.
- We may be subject to increased investigation and enforcement activities related to HIPAA violations.
- Security breaches and other cyber-security incidents could violate security laws and subject us to significant liability.
- If our independent subsidiaries are not fully reimbursed for all services for which each facility bills through consolidated billing, our revenue, financial condition and results of operations could be adversely affected.
- Increased competition for, or a shortage of, nurses and other skilled personnel, could increase our staffing and labor costs and subject us to monetary fines resulting from a failure to maintain minimum staffing requirements under state law, or may affect reimbursement.
- Annual caps, uncertainty regarding reimbursement and other cost-reductions for outpatient therapy services may reduce our future revenue and profitability or cause us to incur losses.
- Increased scrutiny of our activities and billing practices by the OIG or other regulatory authorities may result in an increase in regulatory monitoring and oversight, decreased reimbursement rates, or otherwise adversely affect our business, financial condition and results of operations.
- State efforts to regulate or deregulate the healthcare services industry or the construction or expansion of healthcare facilities could impair our ability to expand our operations, or could result in increased competition.
- Newly enacted legislation in the States where our independent subsidiaries are located may impact the volume and exposure in claims filed and the overall cost of those cases from a defense and indemnity standpoint.
- Changes to federal and state employment-related laws and regulations could increase our cost of doing business.
- Required regulatory approvals could delay or prohibit transfers of our healthcare operations, which could result in periods in which we are unable to receive reimbursement for such properties.
- Compliance with federal and state fair housing, fire, safety, staffing, and other regulations may require us to incur unexpected expenses, which could be costly to us.
- Our revenue, financial condition and results of operations could be negatively impacted by any changes in the acuity mix of patients in our independent subsidiaries as well as payor mix and payment methodologies.
- We are subject to litigation that could result in significant legal costs and large settlement amounts or damage awards. Similarly, a change in the enforceability of arbitration provisions between SNFs and senior living facilities and residents and patients may affect the risks we face from claims and potential litigation.

- If our regular internal investigations into the care delivery, recordkeeping and billing processes of our independent subsidiaries detect instances of noncompliance, efforts to correct such non-compliance could materially decrease our revenue.
- The OHCA CMIR has the potential to delay, and ultimately prevent, proposed transactions and require disclosure of confidential information.
- We may be unable to complete future facility or business acquisitions at attractive prices or at all, or may elect to dispose of underperforming or non-strategic independent subsidiaries, either of which could decrease our revenue.
- We may not be able to successfully integrate acquired facilities and businesses into our operations, or we may be exposed to costs, liabilities and regulatory issues that may adversely affect our operations.
- In undertaking acquisitions, we may be adversely impacted by costs, liabilities and regulatory issues that may adversely affect our operations.
- If we do not achieve or maintain competitive quality of care ratings from CMS or private organizations engaged in similar monitoring activities, which frequently change, our business may be negatively affected.
- If we are unable to obtain insurance, or if insurance becomes more costly for us to obtain, our business may be adversely affected, and our self-insurance programs may expose us to significant and unexpected costs and losses.
- The geographic concentration of our independent subsidiaries could leave us vulnerable to economic downturn, regulatory changes or acts of nature in those areas.
- The actions of a national labor union that has pursued a negative publicity campaign criticizing our business in the past may adversely affect our revenue and our profitability.
- The risks associated with leased property where our independent subsidiaries operate could adversely affect our business, financial position or results of operations.
- Failure to generate sufficient cash flow to cover required payments or meet operating covenants under our long-term debt, mortgages and long-term operating leases could result in defaults under such agreements and cross-defaults under other debt, mortgage or operating lease arrangements, which could harm our independent subsidiaries and cause us to lose facilities or experience foreclosures.
- A continued housing slowdown or housing downturn could decrease demand for senior living services.
- As we continue to acquire and lease real estate assets, we may not be successful in identifying and consummating these transactions.
- As we expand our presence in other relevant healthcare industries, we would become subject to risks in a market in which we have limited experience.
- If our referral sources fail to view us as an attractive skilled nursing provider, or if our referral sources otherwise refer fewer patients, our patient base may decrease.
- We may need additional capital to fund our independent subsidiaries and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow.
- Delays in reimbursement may cause liquidity problems.
- The utilization and expansion of managed care organizations may contribute to delays or reductions in our reimbursement, including Managed Medicaid.
- Compliance with the regulations of the Department of Housing and Urban Development may require us to make unanticipated expenditures which could increase our costs.
- Failure to safeguard our patient trust funds may subject us to citations, fines and penalties.
- We are a holding company with no operations and rely upon our multiple independent subsidiaries to generate revenue.
- Our implementation of a new enterprise resource planning (ERP) system may adversely affect our business and results of operations or the effectiveness of our internal controls over financial reporting.
- Certain directors who serve on our Board of Directors also serve as directors of Pennant, and ownership of shares of Pennant common stock by our directors and executive officers may create, or appear to create, conflicts of interest.
- Standard Bearer's failure to remain qualified as a REIT may cause it to be subject to U.S. federal income tax. Additionally, legislative or other actions affecting REITs could have a negative effect on Standard Bearer.
- Failure to comply with existing environmental laws could result in increased expenditures, litigation and potential loss to our business and in our asset value.

Risks Related to Ownership of our Common Stock

- We may not be able to pay or maintain dividends and the failure to do so would adversely affect our stock price.
- Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock.

Risks Related to Our Business and Industry

The rules of Medicare and Medicaid, including reductions of reimbursement rates, changes to spending requirements, data reporting, measurement and evaluation standards could have a material, adverse effect on our revenues, financial condition and results of operations.

We derived 23.7% and 24.9% of our service revenue from the Medicare programs for the years ended December 31, 2025 and 2024, respectively. In addition, many other payors may use published Medicare rates as a basis for reimbursements. Accordingly, if Medicare reimbursement rates are reduced or fail to increase as quickly as our costs, if there are changes in the rules governing the Medicare program that are disadvantageous to our business or industry, or if there are delays in Medicare payments, our business and results of operations will be adversely affected.

The Medicare program and its reimbursement rates and rules are subject to frequent change, including statutory and regulatory changes, rate adjustments (including retroactive adjustments), annual caps that limit the amount that can be paid (including deductible and coinsurance amounts), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates at which Medicare reimburses us for our services. See Item 1., under *Government Regulation*, *Sequestration of Medicare Rates,* for further information*.* Implementation of these and other types of measures has in the past and could in the future result in substantial reductions in our revenue and operating margins.

Additionally, payments can be delayed or declined due to determinations that certain costs are not reimbursable or reasonable because either adequate or additional documentation was not provided or because certain services were not covered or considered medically necessary. Additionally, revenue from these payors can be retroactively adjusted after a new examination during the claims settlement process or as a result of post-payment audits. New legislation and regulatory proposals could impose further limitations on government payments to healthcare providers.

CMS often changes the rules governing the Medicare program, including those governing reimbursement. Changes to the Medicare program that could adversely affect our business could include, but are not limited to the following:

- administrative or legislative changes to base rates or the bases for payment, including changes to the rates at which Medicare will reimburse services, including the imposition of, and periodic delay in imposing, reductions in reimbursement based on the sequestration of Medicare reimbursement;
- limits on the services or types of providers for which Medicare will provide reimbursement;
- changes in methodology for patient assessment and/or determination of payment levels;
- the reduction or elimination of annual rate increases, implementation of reimbursement decreases, or the end of the reduced payments deferment (See also, Item 1., under *Government Regulation*); and
- an increase in co-payments or deductibles payable by beneficiaries.

Among the changes being implemented by CMS are provisions of the IMPACT Act, which imposes a stringent timeline for implementing benchmark quality measures and data metrics across facilities that include SNFs. The enactment mandates specific actions to design a unified payment methodology for post-acute providers, which CMS implements through ongoing regulations. The costs of final implementation may be significant, with potential fines and payment reductions resulting from a failure to meet CMS's implementation requirements. The current Presidential Administration, whether through executive orders or through the actions of HHS, may take additional actions through rulemaking, priority-setting and other exercises of discretion that may materially affect our business in ways that cannot presently be foreseen.

Reductions in reimbursement rates or the scope of services being reimbursed could have a material, adverse effect on our revenue, financial condition and results of operations or even result in reimbursement rates that are insufficient to cover our operating costs. In addition, CMS may make future adjustments to reimbursement levels and underlying reimbursement formulae as it continues to monitor the impact of current payments system on patient outcomes and budget neutrality. The Biden-Harris Administration focused on studying the nursing home industry and directed HHS to issue proposed rules based on those studies, including changes to SNF facility reimbursement and specifically, the SNF-VBP Program, which may also adversely affect our reimbursement. The current Presidential Administration's policy directives and priorities regarding the nursing home industry and SNFs in particular are not yet fully known. As of July 4, 2025, Congress passed and the current Presidential Administration signed into law the OBBB, which reversed and limited the efficacy of certain parts of the ACA, including expansion of the Medicaid program in participating states. Additionally, CMS has prescribed strict guidelines regarding how SNFs' are able to use pre-admission arbitration agreements.

The metrics potentially affecting our revenues and expenses in future government fiscal years include the SNF healthcare-associated infections (HAI) measurement, total nursing hours per resident day measures, and discharge to community - post acute care measure. The Interoperability Final Rule's implementation beginning in 2026, and to be completed by January 1, 2027, may also adversely affect our reimbursement paid through Medicare, specifically including Medicare Advantage.

Loss of Medicare reimbursement, or a delay or default by the government in making Medicare payments, would also have a material adverse effect on our revenue. Non-compliance with Medicare regulations exist, and any penalty, suspension, termination, or other sanction under any state's Medicaid program could lead to reciprocal and commensurate penalties being imposed under the Medicare program, up to termination or rescission of our Medicare participation and payor agreements as noted above.

A significant portion of reimbursement for skilled nursing services comes from Medicaid. In fact, Medicaid is our largest source of revenue, accounting for 45.8% and 46.0% of our revenue for the years ended December 31, 2025 and 2024, respectively. Medicaid is a state-administered program financed by both state funds and matching federal funds. Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets, which has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending, and in some instances reducing aggregate Medicaid spending. Since a significant portion of our revenue is generated from our skilled nursing independent subsidiaries in California, Texas and Arizona, any budget reductions or delays in these states could adversely affect our net patient service revenue and profitability. Due to recent fluctuations in state budgets many of the states in which we operate (including those with current budget surpluses), are seeking to contain costs on Medicaid outlays for SNFs, and any such decline could adversely affect our financial condition and results of operations.

The Medicaid program and its reimbursement rates and rules are subject to frequent change at both the federal and state level, including through changes in laws, regulations, rate adjustments (including retroactive adjustments), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates at which our services are reimbursed by state Medicaid plans or the amount of expense we incur.

To generate funds to pay for the increasing costs of the Medicaid program, many states utilize financial arrangements commonly referred to as provider taxes. The OBBB's passage prohibits the imposition of new provider taxes or increase of existing provider taxes, except for intermediate care facilities and nursing homes. Under provider tax arrangements, states collect taxes from healthcare providers and then use the revenue to pay the providers as a Medicaid expenditure, which allows the states to then claim additional federal matching funds on the additional reimbursements. Current federal law provides for a cap on the maximum allowable provider tax as a percentage of the providers' total revenue. There can be no assurance that federal law will continue to provide matching federal funds on state Medicaid expenditures funded through provider taxes, or that the current caps on provider taxes will not be reduced.

The changes to the Medicaid program enacted in the OBBB limits avenues for states to generate Medicaid funding, and may limit who may qualify for Medicaid long-term care benefits. Additionally, states must conduct Medicaid eligibility redeterminations every six months, rather than annually, for individuals enrolled under Medicaid. Any discontinuance or reduction in federal matching of provider tax-related Medicaid expenditures or delays in eligibility or coverage could have a significant and adverse effect on states' Medicaid expenditures (e.g., California, Colorado, and Nevada), and as a result could have a material and adverse effect on our business, financial condition or results of operations.

Additionally, although the CR ending the federal government shutdown extends telehealth waivers and flexibilities for SNFs and providers, uncertainty about their permanent status continues to create significant payment and reimbursement challenges.

As the initial telehealth waivers and flexibilities have remained in place over time, Congress has suggested making such waivers and flexibilities permanent through permanent legislation changing the Medicare Act. No amendment to existing law has occurred to make the telehealth waivers that were first granted during the PHE permanent, and the payment for telehealth continues to be addressed through periodic spending legislation passed by Congress (see *Proposed, Anticipated and Recently Issued Rulemaking and Administrative Actions*). The lack of formality making these telehealth flexibilities permanent through a change in law creates continued uncertainty around their future availability. During the government shutdown, certain telehealth services became non-reimbursable because they did not conform to pre-pandemic telehealth rules, requiring providers and suppliers to revert back to pre-pandemic operation models.

Based on this treatment of telehealth flexibilities through periodic spending bills and temporary rulemaking, rather than a permanent amendment of the Medicare Act, providers, SNFs, and our independent subsidiaries face difficult decisions about how to conduct their operations so that they may be reimbursed for their services provided to Medicare beneficiaries.

State-level direct spending requirements could negatively impact our results of operations.

Certain states where the Company operates have implemented direct spending requirements requiring SNFs to spend a portion of their revenue, particularly including Medicaid-derived revenue, on expenses directly relating to care. These spending requirements could affect our operational results and place the Company at higher risk of suffering non-compliance consequences, such as penalties, pay-backs, restrict admissions and/or operational/financial penalties.

For example, Washington state incorporates the costs of direct care, indirect care, and capital expenditures for SNF services in computing the State's Medicaid payments to nursing facilities. Using periodically updated calculations that account for factors including case acuity, fair market value of capital expenditures, inflation, and facility performance, Washington sets facility compensation so that the majority of Medicaid reimbursement paid to a skilled nursing facility is used for care-related activities, with limitations on how much a facility's reimbursement may increase from year to year. Washington state first adopted this care-based payment model in 2015 and has periodically updated it since, including in 2020, 2022, and 2023; it is expected that Washington will continue to amend this law in the future. For state fiscal year 2024, Texas requires all nursing facilities must show that a portion of funds paid to SNFs by Texas's Medicaid program, including both fee-for-service and managed care reimbursement, were expended for direct care activities, including direct care staff wages and benefits. For state fiscal year 2025, Texas is replacing the previous spending requirement with the patient care expense ratio (PCER) which measures the proportion of a facility's Medicaid revenue that is spent on patient care expenses. The PCER is a financial accountability metric and will be reported annually.

In addition, California in the past has proposed bills that, if passed, would require nursing facilities to spend a stated percentage of revenue on direct patient-related services. While the most recent attempt by the California Assembly (Bill 1537) to impose direct spending requirements on SNFs has been placed in suspense with no action being taken, similar legislation in the future may seek to impose identical or analogous funding requirements for SNFs operating in California or other states.

Reforms to the U.S. healthcare system, including new regulations under the ACA, continue to impose new requirements upon us that could materially impact our business.

As discussed in greater detail in Item 1., under *Government Regulation*, the ACA has resulted in significant changes to our operations and reimbursement models for services we provide. CMS continues to issue rules to implement the ACA, including rules regarding the implementation of the anti-discrimination provisions and disclosure of SNF ownership, organization, management and the identity of the real property owners from which the SNF leases or subleases its operating space.

With the passage of the IRA in 2022, Congress expanded and supplemented the ACA, including through the continuation of federally funded insurance premium subsidies. This modification of the ACA by the IRA indicates that Congress may continue to change and expand the ACA in the future. Since the commencement of the current Presidential Administration in January of 2025, there have been executive actions and proposed legislation, including the enactment of the OBBB, which undoes or limits the effect of portions of the ACA, including its Medicaid expansion provisions. The OBBB's provisions may also affect the availability of Medicaid for potential beneficiaries due to work requirements, limit eligibility for our independent subsidiaries' services due to caps on home equity that may be disregarded for eligibility purposes and also limit the reimbursement available for our services under Medicaid. These legislative changes, and the effects of the current Presidential Administration's executive orders, are not yet fully realized in terms of their effects on our business.

The efficacy of the ACA is the subject of much debate among members of Congress and the public and it has been the subject of extensive litigation before numerous courts, including the United States Supreme Court, with varying outcomes — some expanding and others limiting the ACA. If the ACA is repealed or any elements of the ACA that are beneficial to our business are materially amended or changed, as is the case under the OBBB as enacted, such as provisions regarding the health insurance industry, reimbursement and insurance coverage by payers, our business, operating results and financial condition could be harmed. Thus, the future impact of the ACA on our business is difficult to predict and its continued uncertain future may negatively impact our business.

While it is not possible to predict whether and when any such changes will occur, proposals discussed by the current Presidential Administration, including a repeal or material amendment of the ACA, could harm our business, operating results and financial condition. The ACA continues to be a salient political topic and proposed changes to it may become the subject of campaign promises, litigation, administrative action, or legislation under the current Presidential Administration, and the Senate, where the Republican party now holds a majority of seats. In addition, even if the ACA is not amended or repealed, the President and the executive branch of the federal government, as well as CMS and HHS, have a significant impact on the implementation of the provisions of the ACA. It is expected that the current Presidential Administration will make changes affecting the implementation and enforcement of the ACA, which could harm our business, operating results and financial condition. We have already seen such changes with the current Presidential Administration's impacts to the Biden-Harris Administration's regulatory activity promulgating rules regarding anti-discrimination under Section 1557 of the ACA and rulemaking requiring SNFs to disclose their ownership and the ownership of service providers under Section 6101 of the ACA. It is not possible to know whether, when, or how any or all of these regulations or their implementation will be changed, the manner in which any change may be effected, and the ultimate effects of such changes on our business. If we are slow or unable to adapt to any such changes, our business, operating results and financial condition could be adversely affected.

In 2023, CMS issued a final rule requiring SNFs to disclose certain information regarding their ownership and managerial relationships which was fully implemented in November of 2024. In furtherance of this rule, CMS proposed is requiring all SNFs to revalidate certain information using CMS's newly promulgated SNF Attachment by January 1, 2026; however, CMS issued sub-regulatory guidance suspending the deadline and did not set a new deadline for the submission. Therefore, CMS may set a new deadline for the submission of this information in the future, with an unknown period of notice ahead of compliance. Nevertheless, these disclosure requirements, if put into effect in the future, are more invasive and comprehensive than the ownership information already disclosed through Medicare's Nursing Home Compare website. Refer to Item 1., under Government Regulation, for additional information. The breadth of disclosure required by this new rule may be adverse to our business interests and detrimental to our operations, revenue, and profitability and may have a chilling effect on investment due to the depth of the new reporting and transparency requirements. Similarly, California passed a comparable law requiring the disclosure of certain ownership and financial information for SNFs in 2021. On March 6, 2024, California's regulations implementing this law took effect, which may invite further scrutiny and potential legal action, whether by the state agencies or private parties, within California based on the information disclosed as required by this law and its enabling regulations.

We cannot predict what effect future reforms to the U.S. healthcare system will have on our business, including the demand for our services or the amount of reimbursement available for those services. However, it is possible these new laws may lower reimbursement or increase the cost of doing business and adversely affect our business.

Anticipated changes in the U.S. political environment, including those as a result of the current Presidential administration and control of Congress, and to regulatory agencies, particularly HHS, may result in significant changes to regulatory framework, enforcements, reimbursements and our business.

The current Presidential administration and control of Congress by the President's political party have resulted in changes that have caused, and will continue to cause, uncertainty with respect to legislation, regulation, implementation or repeal of laws and rules related to government health programs, including Medicare and Medicaid. This includes changes to the Medicaid program contained in the OBBB, which could reduce Medicaid funds available for reimbursement, potentially limit the amount of reimbursement paid by Medicaid for our services, potentially limit our potential resident population, adversely affect potential residents' eligibility and ability to pay for services performed by our independent subsidiaries. Further, proposals regarding HHS and certain programs and regulations concerning health care, including Medicare, Medicaid, and the ACA, have indicated that the current Presidential administration seeks to make changes to these programs and laws, as well as their implementation.

On April 2, 2025, President Trump signed an executive order to impose a variety of tariffs on the global trading partners of the United States. In the months since then, the tariffs with various countries have been increased, decreased, paused, and been reinstated as part of a broader trade negotiation strategy that has caused uncertainty in various product markets. These tariffs have the potential to increase costs on goods that are imported into the United States. As it pertains to our independent subsidiaries, tariffs on medical supplies may lead to higher costs to providers and the federal government through the Medicare and Medicaid programs and may impact the formulas used to calculate federal reimbursements.

Changes to existing policies and rules regarding nursing facilities, including those recently instituted, in addition to anticipated new rule proposals, may result in significant regulatory changes, increased survey frequency and scope, and increased penalties for non-compliance. As a result of the current Presidential administration, we anticipate that there may be changes in legislative control and legislative priorities. As a result, future legislation may be proposed or passed that may adversely affect our business, operating results and financial condition. In addition, the U.S. political environment, as illustrated by the recent government shutdown, may also result in significant uncertainty regarding our business, operating results, and financial condition.

We continually monitor these developments in order to respond to the changing regulatory environment impacting our business. While it is not possible to predict whether and when any such changes will occur, specific proposals made by the current Administration or others in anticipation of mid-term elections in the U.S., including a repeal or material amendment of the ACA, potential cuts to the Medicare or Medicaid programs by Congress through the budget reconciliation process, or other laws affecting the provision of healthcare services, could harm our business, operating results and financial condition. If we are slow or unable to adapt to any such changes, our business, operating results and financial condition could be adversely affected.

We are subject to various government reviews, audits and investigations that could adversely affect our business, including an obligation to refund amounts previously paid to us, potential criminal charges, the imposition of fines, and/or the loss of our right to participate in Medicare and Medicaid programs.

As a result of our participation in the Medicaid and Medicare programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with the rules associated with these programs and related applicable laws and regulations, including our claims for payments submitted to those programs, which are subject to reviews by Recovery Audit Contractors, Zone Program Integrity Contractors, Program Safeguard Contractors, Unified Program Integrity Contractors, Supplemental Medical Review Contractors and Medicaid Integrity Contractors programs (collectively referred to as Reviews). In these Reviews, third-party firms engaged by CMS conduct extensive analysis of claims data and medical and other records to identify potential improper payments under the federal and state programs. The FY 2025 PPS introduced higher penalties that surveyors can impose on SNFs if they are found to be non-compliant with CMS's requirements for SNF participation in Medicare program. In addition, in 2023, CMS updated the survey resources and guidelines used both by CMS and state surveyors in evaluating our SNFs' compliance with federal participation requirements. These updates included new approaches for evaluating infection control procedures, reflecting recent changes in CMS's survey methodologies.

In 2022, CMS updated guidance for Phase 2 and 3 of the requirements of participation, discussed in greater detail in Item 1., under *Government Regulation*. The application of CMS's new guidance could result in more aggressive and stringent surveys, and potential fines, penalties, sanctions, or administrative actions taken against our independent subsidiaries. Also described in Item 1., under *Government Regulation*, the Interoperability Final Rule and its changes intended to facilitate data exchange between and among patients, providers, and payors, will be implemented beginning in 2026 and must be fully implemented by January 1, 2027. This rule and the greater access to and use of data between and among payors transmitting funds for state and federal healthcare programs, may also trigger additional scrutiny or review of facilities such as ours, and may adversely affect our reimbursement paid through state and federal programs including Medicaid.

CMS announced a new nationwide audit the "SNF 5-Claim Probe & Educate Review," in which the Medicare Administrative Contractors will review five claims from each of the facilities to check for compliance with PDPM billings, which could result in individual claim payment denials if errors are identified. All facilities that are not undergoing Targeted Probe and Educate (TPE) reviews, or have not recently passed a TPE review, will be subject to the nationwide audit.

Private payors also reserve the right to conduct audits. We believe that billing and reimbursement errors and disagreements are common in our industry, and thus we are regularly engaged in reviews, audits and appeals of our claims for reimbursement due to the subjectivities inherent in the process related to patient diagnosis and care, record keeping, claims processing and other aspects of the patient service and reimbursement processes, and the errors and disagreements those subjectivities can produce. An adverse review, audit or investigation could result in:

- an obligation to refund amounts previously paid to us pursuant to the Medicare or Medicaid programs or from private payors, in amounts that could be material to our business;
- state or federal agencies imposing fines, penalties or other sanctions on us;
- temporary or permanent loss of our right to participate in the Medicare or Medicaid programs or one or more private payor networks;
- an increase in private litigation against us; and
- damage to our reputation in the geographies served by our independent subsidiaries.

Although we have always been subject to post-payment audits and reviews, more intensive "probe reviews" performed by Medicare administrative contractors in recent years appear to be a regular procedure with our fiscal intermediaries. All findings of overpayment from CMS contractors are eligible for appeal. With the exception of rare findings of overpayment related to objective errors in Medicare payment methodology or claims processing, we utilize all defenses reasonably available to us to demonstrate that the services provided meet all clinical and regulatory requirements for reimbursement.

In cases where claim and documentation review by a CMS contractor yields repeated unsatisfactory results, an operation can be subjected to protracted regulatory oversight. This CMS oversight may include education and sampling of claims, extended pre-payment review, referral of the operating business to recovery audit or integrity contractors, or extrapolation of an error rate to other reimbursement made outside of specifically reviewed claims. Ongoing failure to demonstrate improvement towards meeting all claim filing and documentation requirements could ultimately lead to Medicare decertification. As of December 31, 2025 and through the filing date of this report, 25 of our independent subsidiaries had multi-claim reviews scheduled or in process, either pre- or post-payment. We anticipate that these reviews could increase in frequency in the future.

Additionally, both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and, in particular, SNFs. The focus of these investigations includes, among other things, billing and cost reporting practices; quality of care provided; financial relationships with referral sources; and the medical necessity of rendered services. For example, refer to the matter discussed in Part I, Item 3., *Legal Proceedings.*

If we should agree to a settlement of claims or obligations under Medicare statutes, the FCA, or similar federal or state statutes and related regulations, our business, financial condition and results of operations and cash flows could be materially and adversely affected, and our stock price could be adversely impacted. Among other things, any settlement or litigation could involve the payment of substantial sums to settle any alleged civil violations and may also include our assumption of specific procedural and financial obligations going forward under a corporate integrity agreement or other arrangement with the government.

If the government or a court were to conclude that errors and deficiencies constitute criminal violations and/or that such errors and deficiencies resulted in the submission of false claims to federal healthcare programs, or were to discover other problems in addition to the ones identified by the probe reviews that rose to actionable levels, we and certain of our officers might face potential criminal charges and civil claims, administrative sanctions and penalties for amounts that could be material to our business, results of operations and financial condition. In addition, we or some of the key personnel of our independent subsidiaries could be temporarily or permanently excluded from future participation in state and federal healthcare reimbursement programs such as Medicaid and Medicare.

If any of our independent subsidiaries is decertified or loses its licenses, our revenue, financial condition or results of operations would be adversely affected. In addition, the report of such issues at any of our independent subsidiaries could harm our reputation for quality care and lead to a reduction in the patient referrals to and ultimately a reduction in occupancy at these facilities. Also, responding to auditing and enforcement efforts diverts material time, resources and attention away from our management team and our staff, and could have a materially detrimental impact on our results of operations during and after any such investigation or proceedings, regardless of whether we prevail on the underlying claim.

We are subject to extensive and complex laws and government regulations. If we are not operating in compliance with these laws and regulations or if these laws and regulations change, we could be required to make significant expenditures or change our operations in order to bring our facilities and operations into compliance.

We, along with other companies in the healthcare industry, are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

- licensure and certification;
- disclosure of ownership and affiliated parties;
- adequacy and quality of healthcare services;
- qualifications of healthcare and support personnel;
- state-specified mandates for specific nurse staffing levels;
- quality and maintenance of medical services equipment and facilities;
- confidentiality, maintenance and security issues associated with medical records and claims processing;
- relationships with physicians and other referral sources and recipients;
- constraints on protective contractual provisions with patients and third-party payors;
- operating policies and procedures;
- addition of facilities and services; and
- billing for services.

The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we conduct our business, the services we offer, and our interactions with patients and other healthcare providers. These laws and regulations are subject to frequent change. CMS's ownership transparency rule, which was fully implemented by November of 2024, and similar state disclosure requirements such as California's, discussed in Item 1., under *Government Regulation*, may provide an additional basis for further investigation, administrative action and ultimately fines, penalties, or sanctions if finalized, and may dissuade parties from working with us or our independent subsidiaries due to the reporting and disclosure obligations of being an Additional Disclosable Party under that final rule.

We believe that such regulations may adversely affect our business, operation and profitability. The quantity and scope of these regulations may increase in the future, and we cannot predict the ultimate content, timing or impact on us of any healthcare reform legislation. If we fail to comply with these applicable laws and regulations, or their interpretations as determined by courts or enforced by regulators, we could suffer civil or criminal penalties and other detrimental consequences, including denial of reimbursement, imposition of fines, temporary suspension of admission of new patients, suspension or decertification from the Medicaid and Medicare programs, restrictions on our ability to acquire new facilities or expand or operate existing facilities, the loss of our licenses to operate and the loss of our ability to participate in federal and state reimbursement programs. Additionally, in the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

As discussed in greater detail in Item 1., under *Government Regulation*, we are subject to federal and state laws intended to prevent healthcare fraud and abuse. Possible sanctions for violation of any of these laws and regulations include loss of eligibility to participate in federal and state reimbursement programs and civil and criminal penalties. If we fail to comply, even inadvertently, with any of these requirements, we could be required to alter our operations, refund payments to the government, enter into a corporate integrity agreement, deferred prosecution or similar agreements with state or federal government agencies, and become subject to significant civil and criminal penalties.

These anti-fraud and abuse laws and regulations are complex, and we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. While we do not believe we are in violation of these prohibitions, we cannot assure you that governmental officials charged with the responsibility for enforcing these prohibitions will not assert that we are violating the provisions of such laws and regulations.

We are unable to predict the future course of federal, state and local regulation or legislation, including as it pertains to Medicare, Medicaid, or fraud and abuse laws, and how they are enforced. Changes in the regulatory framework, our failure to obtain or renew required regulatory approvals, credentials, qualifications, or licenses or to comply with applicable regulatory requirements, or the imposition of other enforcement sanctions, fines or penalties could have a material adverse effect upon our business, financial condition or results of operations. Furthermore, should we lose licenses or certifications for a number of our facilities or other businesses as a result of regulatory action or legal proceedings, we could be deemed to be in default under some of our agreements, including agreements governing outstanding indebtedness.

Public and government calls for increased survey and enforcement efforts toward SNFs, past and potential rulemaking that results in enhanced enforcement and penalties, could result in increased scrutiny by state and federal survey agencies. In addition, potential sanctions and remedies based upon alleged regulatory deficiencies could negatively affect our financial condition and results of operations.

CMS's efforts to enhance its enforcement powers and increase enforcement activities towards SNFs, as discussed in Item 1., *Government Regulation*, result in state survey agencies having more accountability for their survey and enforcement efforts. Within the FY 2025 PPS, CMS obtained greater ability to impose monetary penalties upon SNFs for incident-based and day-based violations of CMS's conditions of participation. Further, the enhanced penalties against SFFs under the Biden-Harris Administration represented further federal calls for transparency, oversight and penalties for low-ranked and underperforming SNFs. These policies may prove to be popular, effective, or otherwise desirable and might not change with a new Presidential Administration, including under new leadership of HHS and CMS. These enhanced penalties and enforcement activities precedes greater focus by CMS in obtaining oversight over SFFs, and continuing that oversight even after those SFFs improve as recommended by the OIG in its October 24, 2025 report and recommendations regarding the SFF program, and subjecting them to more exacting and routine oversight. The likely result may be more frequent surveys of our independent subsidiaries, with more substantial penalties, fines and other consequences if they do not perform well. For low-performing facilities in the SFF program, the standards for successfully emerging from that program and not being subject to ongoing and enhanced government oversight will be higher and measured over a longer period of time, prolonging the risks of monetary penalties, fines and potential suspension or exclusion from the Medicare and Medicaid programs.

From time to time in the ordinary course of business, we receive deficiency reports from state and federal regulatory bodies resulting from such inspections or surveys. CMS's updated guidance to these surveyors incorporate recent changes to CMS's methods for surveying infection control procedures. Additionally, CMS's rule requiring disclosure of ownership and financial relationships between nursing facilities and property owners or management entities, which now carries new requirements for re-certification that have been delayed in implementation and may take effect at a future, yet-unknown date, as well as other state rules over ownership transparency, may provide an additional basis for further investigation, administrative action, and ultimately fines, penalties, or sanctions and could dissuade individuals and businesses from doing business with us or our independent subsidiaries.

Although most inspection deficiencies are resolved through an agreed-upon plan of corrective action, the reviewing agency typically has the authority to take further action against a licensed or certified facility. These remedial actions could result in the imposition of fines, imposition of a license to a conditional or provisional status, suspension or revocation of a license, suspension or denial of payment for new admissions, loss of certification as a provider under state or federal healthcare programs, or imposition of other sanctions, including criminal penalties. In the past, we have experienced inspection deficiencies that have resulted in the imposition of a provisional license and could experience these results in the future.

Furthermore, in some states, citation of one independent subsidiary could negatively impact other independent subsidiaries in the same state. Revocation of a license at a given facility could therefore impair our ability to obtain new licenses or to renew, or maintain, existing licenses at other facilities, which may also trigger defaults or cross-defaults under our leases and our credit arrangements, or adversely affect our ability to operate or obtain financing in the future. CMS's rules requiring disclosure of ownership, management and the owners of real property lessors or sublessors, which are greater and more intrusive than existing disclosure requirements heighten this risk. Our failure to comply with applicable legal and regulatory requirements in any single facility could negatively impact our financial condition and results of operations.

From time to time, we have opted to voluntarily stop accepting new patients pending completion of a revisit survey, in order to avoid possible denial of payment for new admissions during the deficiency cure period, or simply to avoid straining staff and other resources while retraining staff, upgrading operating systems or making other operational improvements. If we elect to voluntarily close any operations in the future or to opt to stop accepting new patients pending completion of a state or federal survey, it could negatively impact our financial condition and results of operation.

We have received notices of potential sanctions and remedies based upon alleged regulatory deficiencies from time to time, and such sanctions have been imposed on some of our independent subsidiaries. We have had independent subsidiaries placed on SFF status in the past and other independent subsidiaries may be identified for such status in the future. We currently have one facility placed on SFF status.

CMS's changes to the SFF program and its look-back period may create greater risk of our facilities being subject to this program and subject to potential fines and sanctions, even after graduating from the SFF program.

As discussed in greater detail in Item 1., under *Government Regulation*, in 2022 CMS updated the SFF program with the intent to reduce the amount of time a SNF spends as an SFF and increase the number of nursing homes that progress through the SFF program. The OIG has been studying the SFF program, including its 2022 updates, to understand the program's outcomes, identify factors that aided SFFs that successfully graduated the SFF program with sustained quality improvements, and make further changes based on the data obtained in this study. In June of 2024, the OIG added the SFF program to its Work Plan for continued attention. CMS clarified certain details of the SFF program updates in 2023 and how they are to be implemented by each state survey agency (SA). As part of the revisions to the SFF program, a priority in revising the SFF program was to address "yo-yo" noncompliance of SNFs that would graduate from the SFF program only to later see their compliance and quality measures regress after graduation, potentially requiring readmission to the SFF program. Among the measures implemented to avoid this issue of "yo-yo" noncompliance was a three-year look-back period for facilities that graduate from the SFF program to ensure that the quality and compliance improvements achieved through the SFF program were sustained. This lookback period and focus on maintaining a high level of improvement over time are consistent with the OIG's findings regarding the need for greater oversight to sustain improved outcomes at facilities that graduate from the SFF program. Facilities that graduate from the SFF program but continue to demonstrate poor compliance as evidenced by any SA's survey, such as for actual harm, substandard quality of care, or immediate jeopardy deficiencies, may be subject to enhanced enforcement by CMS, up to and including termination from the Medicare and/or Medicaid programs.

This three-year look-back for sustained improvements by facilities that graduate the SFF program poses risk for our independent subsidiaries, specifically those that may be subject to the SFF program or that have been subject to the SFF program in the past. As of December 31, 2025, we have one facility that graduated from the SFF program within the past three years. First, for SNFs that are selected by CMS for participation in the SFF program, or which currently are in the SFF program, even graduation from the program is no longer an assurance that the SNF will be able to continue its operations. Even one survey with a significant compliance deficiency, such as actual harm or an immediate jeopardy deficiency, may result in CMS—acting solely within its discretion—terminating the SNF's Medicare or Medicaid participation, likely triggering the termination of other payor contracts and rendering the facility economically unviable. Second, for SNFs that have graduated from the SFF program, they are subject to a three-year period of enhanced scrutiny where adverse findings by a SA and a single survey's finding of poor compliance may result in CMS discretionally terminating that facility's Medicare and/or Medicaid participation, which would likely cause other payors to terminate their agreements with the facility as well. As a result, the financial and manpower resources needed for graduation from the SFF program may be for nothing if, in the three years following graduation from the SFF program, a SNF receives a poor survey result and CMS imposes fines and penalties up to the termination of the facility's Medicare and Medicaid participation.

As discussed above, Medicare and Medicaid represent significant sources of payment for our independent subsidiaries. Any of our facilities' loss of a Medicare or Medicaid contract would significantly harm the financial performance of that facility. Additionally, if CMS perceived there to be common upstream ownership of multiple facilities that were participants in or graduates of the SFF program, CMS may seek to take enforcement actions against those other facilities due to their common ownership based on another facility's deficiencies after graduating the SFF program, with CMS imposing penalties up to and potentially including termination of those SNFs' participation in the Medicare and/or Medicaid programs.

Future cost containment initiatives undertaken by private third-party payors may limit our revenue and profitability.

Our non-Medicare and non-Medicaid revenue and profitability are affected by continuing efforts of third-party payors to maintain or reduce costs of healthcare, such as by lowering payment rates, narrowing the scope of covered services, increasing case management review of services and negotiating pricing. In addition, sustained unfavorable economic conditions may affect the number of patients enrolled in managed care programs and the profitability of managed care companies, which could result in reduced payment rates.

Third-party payors may not make timely payments for our services, and we may be unable to maintain our current payor or revenue mix. We are continuing our efforts to develop our non-Medicare and non-Medicaid sources of revenue and any changes in payment levels from current or future third-party payors could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

Reductions in Medicare reimbursements for physician and non-physician services could impact reimbursement for medical professionals.

As discussed in greater detail in Item 1., under *Government Regulation*, MACRA revised the payment system for physician and non-physician services. The changes to the therapy caps imposed on Medicare Part B outpatient therapy from this law have been changed by the BBA and are subject to future budgetary changes through rulemaking and legislation, resulting in ongoing uncertainty regarding payment for these Medicare Part B services. Under both the CY 2024 and CY 2025 PFS, reductions in conversion factor, payments to providers and conditions imposed in exchange for higher payments may impose operational requirements and working conditions that further detract from and reduce our financial performance. However, the CY 2026 PFS finalized an increase in conversion factors. Although there may be relief from the recent reductions in reimbursement in the future, such regulatory relief does not guarantee increases will occur again in the future rulemakings, or that Congress will defer or limit the impact of cuts due to Medicare sequestration. Similarly, new final rules concerning the PACE program and the information it will collect from our independent subsidiaries may adversely affect the risk-adjusted reimbursement.

We may be subject to increased investigation and enforcement activities related to HIPAA violations.

HIPAA, as amended by the HITECH Act, requires us to adopt and maintain business procedures and systems designed to protect the privacy, security and integrity of patients' individual health information, in addition to state laws governing the privacy of patient information. We must comply with these state privacy laws to the extent that they are more protective of healthcare information or provide additional protections not afforded by HIPAA. The regulations enacting HIPAA periodically change and the last proposed change was issued in late 2022. In 2024, CMS published the Interoperability Final Rule, which affects the data standards and APIs that entities may use. Additionally, the 42 CFR Part 2 final rule issued in 2024 updating the separate confidentiality requirements for substance use disorder (SUD) records requires compliance by February 16 ,2026. Changes to these regulations may require our independent subsidiaries to modify certain policies, procedures and practices regarding the disclosure of residents' information to the extent such records would be considered SUD records. If we fail to comply with these state and federal laws, we could be subject to criminal penalties, civil sanctions, litigation, and be forced to modify our policies and procedures, in addition to undertaking costly breach notification and remediation efforts, as well as sustaining reputational harm.

In addition to breaches of protected patient information, under HIPAA and the 21st Century Cures Act (Cures Act) and other federal regulations, healthcare entities are also required to afford patients with certain rights of access to their health information and to promote sharing of patient data between and among healthcare providers involved in the same patient's course of care. Recently, the Office for Civil Rights, the agency responsible for HIPAA enforcement, has targeted investigative and enforcement efforts on violations of patients' rights of access, imposing significant fines for violations largely initiated from patient complaints. If we fail to comply with our obligations under HIPAA, we could face significant fines. Likewise, if we fail to comply with our obligations under the Cures Act, we could face fines from the Assistant Secretary for Technology Policy (formerly known as the Office of the National Coordinator for Health Information Technology), the agency responsible for Cures Act enforcement.

Security breaches and other cyber-security incidents could violate security laws and subject us to significant liability.

Healthcare businesses are increasingly the target of cyberattacks whereby hackers disrupt business operations or obtain protected health information, often demanding large ransoms. In 2024, healthcare was among the most-breached sector of the economy based on publicly disclosed information. This trend of healthcare as a vulnerable cybersecurity target continues in 2025 and is expected to remain a significant risk in the future. The frequency of this activity has increased precipitously over the last five years. Our business is dependent on the proper functioning and availability of our computer systems and networks. We cannot assure you that our safety and security measures and disaster recovery plan will prevent damage, interruption or breach of our information systems and operations. Additionally, we cannot control the safety and security of our information held by third-party vendors with whom we contract. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect, and as such we (or third-party vendors) may be unable to anticipate these techniques or implement adequate preventive measures. In addition, hardware, software or applications we (or third-party vendors) develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise the security of information systems. Unauthorized parties may attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud or other forms of deception. Additionally, the rapid ongoing evolution and increased adoption of emerging technologies such as artificial intelligence and machine learning may make it more difficult to anticipate and implement protective measures to recognize, detect and prevent the occurrence of data breaches, including but not limited to cybersecurity breaches.

On occasion, we have acquired additional information systems through our business acquisitions, and these acquired systems may expose us to risk. We also license certain third-party software to support our operations and information systems. Our inability, or the inability of third-party vendors, to continue to maintain and upgrade information systems and software could disrupt or reduce the efficiency of our operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations.

A cyber-attack or other incident that bypasses the security measures of our information systems could cause a security breach, which may lead to a material disruption to our information systems infrastructure or business, significant costs to remediate (e.g., data recovery) and may involve a significant loss of business or patient health information. If a cyber-attack or other unauthorized attempt to access our systems or facilities were successful, it could also result in the theft, destruction, loss, misappropriation or release of confidential information or intellectual property, and could cause operational or business delays that may materially impact our ability to provide various healthcare services. Any successful cyber-attack or other unauthorized attempt to access our systems or facilities also could result in negative publicity which could damage our reputation or brand with our patients, referral sources, payors or other third parties and could subject us to a number of adverse consequences, the vast majority of which are not insurable, including but not limited to, disruptions in our operations, regulatory and other civil and criminal penalties, fines, investigations and enforcement actions (including, but not limited to, those arising from the SEC, FTC, OCR, the OIG or state attorneys general), fines, private litigation with those affected by the data breach (including class action litigation), loss of customers, disputes with payors and increased operating expense, which either individually or in the aggregate could have a material adverse effect on our business, financial position, results of operations, liquidity, and stock price.

We may not be fully reimbursed for all services for which each facility bills through consolidated billing, which could adversely affect our revenue, financial condition and results of operations.

SNFs are required to perform consolidated billing for certain items and services furnished to patients and residents. The consolidated billing requirement requires the SNF to effectively bill for the entire package of care that its patients receive in these situations. If more payments are required to be bundled in the future, this trend may continue, with our SNFs not receiving full reimbursement for all the services they provide, and have a further adverse effect on SNF utilization and revenue.

Increased competition for, or a shortage of, nurses and other skilled personnel could increase our staffing and labor costs and subject us to monetary fines.

Our success depends upon our ability to retain and attract nurses and other skilled personnel, such as Certified Nurse Assistants, social workers and speech, physical and occupational therapists, as well as skilled management personnel responsible for day-to-day facility operation. Each facility has a facility leader responsible for the overall day-to-day operations of the facility, including quality of care, social services and financial performance. Depending upon the size of the facility, each facility leader is supported by facility staff who are directly responsible for day-to-day care of the patients, marketing and community outreach programs. Other key positions supporting each facility may include individuals responsible for physical, occupational and speech therapy, food service and maintenance. We compete with various healthcare service providers, including other skilled nursing providers, in retaining and attracting qualified and skilled personnel.

Our independent SNFs are located in the states of Alabama, Alaska, Arizona, California, Colorado, Idaho, Iowa, Kansas, Nebraska, Nevada, Oregon, South Carolina, Tennessee, Texas, Utah, Washington and Wisconsin. All states follow the current federal regulation relative to staffing, which establishes that SNFs are required to staff to meet the needs of the residents present in the facility. In addition, several states have established minimum staffing requirements for facilities operating in those states.

Failure to comply with these requirements can, among other things, jeopardize a facility's compliance with the conditions of participation under relevant state and federal healthcare programs. If a facility is determined to be out of compliance with these requirements, it may be subject to a notice of deficiency, a citation, or a significant fine or litigation risk, with penalties including the suspension of patient admissions and the termination of Medicaid participation, or the suspension, revocation or non-renewal of the SNF's license.

Nonetheless, for the federal government or any state government to materially change the way compliance with the minimum staffing standard is calculated or enforced, our labor costs could increase and the current shortage of healthcare workers could impact us more significantly. The broader labor market where we compete is in a state of disequilibrium where the needs of businesses such as ours outstrip the supply of available and willing workers. There is additional upward pressure on wages from different industries and more generally due to the current rate of inflation. Some of these industries compete with us for labor and others that do not, which makes it difficult to make significant hourly wage and salary increases due to the fixed nature of our reimbursement under insurance contracts as well as Medicare and Medicaid (which may face challenges as a result of the enactment of the OBBB), in addition to our increasing variable costs. Due to the limited supply of qualified applicants who seek or are willing to accept employment, these broader concerns, may increase our labor costs or lead to potential staffing shortages, reduced operations to comply with applicable laws and regulations, or difficulty complying with those laws and regulations at current operational levels.

Laws and regulations may increase our costs of maintaining qualified nursing and skilled personnel, or make it more difficult for us to attract or retain qualified nurses and skilled staff members. Proposed legislation, such as the previously proposed Nursing Home Improvement Act and the proposed HCBS Access Act, may make it more expensive to compete for, hire, and retain nursing staff, if passed into law in substantially the same form as previously introduced to Congress. Although the Staffing Rule is not likely to take effect due to HHS and CMS's abandonment of appeals in its defense, promulgation of an interim final rule to prohibit the Staffing Rule's staffing ratios from taking effect, and defunding of the Staffing Rule by the OBBB, future presidential administrations may revive this concept and seek to restore that rule or impose new staffing rules that are equally or more stringent.

State-level staffing requirements in the states where our independent SNFs operate, whether such requirements are passed by statute, regulation, or executive order, may result in a shortage or inability to obtain nurses and skilled staff. Prior concerns about the COVID-19 vaccination IFR may be abated by the Omnibus Final Rule's withdrawal of that IFR. The withdrawal of the COVID-19 vaccination IFR may allow for nursing and other personnel unwilling to receive the COVID-19 vaccination to re-enter the workforce for Medicare-certified facilities and increase the pool of hirable talent.

Increased competition for, or a shortage of, nurses or other trained personnel, or general ongoing inflationary pressures may require that we enhance our pay and benefits packages to compete effectively for such personnel. Turnover rates and the magnitude of the shortage of nurses or other trained personnel vary substantially from operation to operation and may adversely affect those operations' quality ratings based on data reported to CMS. In addition, state laws regarding minimum wage increases, such as California's minimum wage increases for both healthcare and fast-food workers, may intensify competition for unskilled labor in both skilled and unskilled settings. For skilled workers within the skilled care market where we operate, the costs of skilled labor, which are already greater than unskilled labor, could increase further. Similarly, the increased minimum wage of unskilled labor will not only increase the cost of unskilled labor but may also have effects that dissuade workers from training to join the skilled workforce to earn higher wage growth, resulting in a smaller pool of available skilled workers and further increased competition—and higher wages—for them. If we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations could be harmed.

Annual caps and other cost-reductions for outpatient therapy services may reduce our future revenue and profitability or cause us to incur losses.

As discussed in detail in Item 1., under *Government Regulation*, sub-heading *Part B Rehabilitation Requirements*, several government actions have been taken in recent years to try and contain the costs of rehabilitation therapy services provided under Medicare Part B, including the MPPR, institution of annual caps, mandatory medical reviews for annual claims beyond a certain monetary threshold, and a reduction in reimbursement rates. Of specific concern has been CMS efforts to lower Medicare Part B reimbursement rates for outpatient therapy services, which are reduced by 2.83% in the CY 2025 PFS. The CY 2026 PFS represents an effort to reverse this trend and increase payments for provider services, carrying into effect the provisions of the OBBB. Any future cost-containment measures and ongoing payment changes will likely have an effect on our revenue, whether positively or negatively depending on the trend of rulemakings going forward.

The Office of the Inspector General or other regulatory authorities may choose to more closely scrutinize billing practices in areas where we operate or propose to expand, which could result in an increase in regulatory monitoring and oversight, decreased reimbursement rates, or otherwise adversely affect our business, financial condition and results of operations.

As discussed in greater detail in Item 1., under *Government Regulation*, Civil and Criminal Fraud and Abuse Laws and Enforcement, the OIG regularly conducts investigations regarding certain payment or compliance issues within the healthcare industry. The OIG identified SNF compliance as an issue of concern in its 2021, 2022, 2023, 2024 and 2025 semi-annual reports to Congress. In March of 2025, OIG found that, over a 3-year period, Medicare Part D improperly paid approximately $465 million for drugs that should have been reimbursed under Medicare Part A through its SNF benefits. This issue was also added to the OIG's work plan, with a focus on SNFs' compliance with Medicare Part A billing requirements for drugs that the OIG found were improperly paid by Medicare Part D. In June 2024, the OIG continued to focus on SNFs, adding the SFF Program to its Work Plan. The OIG's January 2023 study regarding SNF emergency preparedness identified the need for further oversight and addition of SNF emergency readiness to the OIG's fall 2023 work plan. In November of 2023, OIG added to its work plan an audit of nursing homes' nurse staffing hours reported in CMS's payroll-based journal, for which OIG expected to issue a report in FY 2025. Nursing homes were also a topic of discussion in the OIG's 2023 semi-annual report to Congress, which emphasized the continued protection and oversight of care that nursing facilities provide to residents. Among other things, the OIG recommended attention to the rate of reimbursement for professional services rendered within facilities. The OIG's reports to Congress have also recommended a reduction in the use of psychotropic drugs in nursing homes and urged CMS to evaluate the appropriateness of psychotropic drug use among residents, including the use of data to identify nursing homes with higher rates of use for potential further scrutiny and action. Based on this information, SNFs in particular are potential targets for more robust scrutiny and examination by regulators.

To respond to the local community needs and the shifting of higher acuity patients from the acute care setting to the SNF setting, over time our overall patient mix has consistently shifted to higher acuity and higher-resource utilization patients in most facilities we operate. We also use specialized care-delivery software that assists our caregivers in more accurately capturing and recording activities of daily living services, among other things. These efforts may place us under greater scrutiny with the OIG, CMS, our fiscal intermediaries, recovery audit contractors and others.

State efforts to regulate or deregulate the healthcare services industry or the construction or expansion of healthcare facilities could impair our ability to expand our operations, or could result in increased competition.

Some states require healthcare providers, including SNFs, to obtain prior approval, known as a certificate of need, for: (1) the purchase, construction or expansion of healthcare facilities; (2) capital expenditures exceeding a prescribed amount; or (3) changes in services or bed capacity.

Other states that do not require certificates of need have effectively barred the expansion of existing facilities and the establishment of new ones by placing partial or complete moratoria on the number of new Medicaid beds those states will certify in certain areas or throughout the entire state. Still other states have established such stringent development standards and approval procedures for constructing new healthcare facilities that the construction of new facilities, or the expansion or renovation of existing facilities, may become cost-prohibitive or extremely time-consuming. In addition, some states require the approval of the state Attorney General for acquisition of a facility being operated by a non-profit organization. For example, in California a non-profit seller must provide written notice to the Attorney General detailing the proposed transaction. The Attorney General must then review the transaction and provide written consent (or conditional consent) before it can proceed to closing. The Attorney General's review often includes at least one public meeting to gather community input on the transaction's effects. An independent healthcare impact statement may be prepared to assess potential effects on the availability, accessibility, and affordability of healthcare services, including charity care levels, emergency services, and community benefits. The Attorney General has discretion to approve, conditionally approve, or deny the transaction.

Our ability to acquire or construct new facilities or expand or provide new services at existing facilities would be adversely affected if we are unable to obtain the necessary approvals, if there are changes in the standards applicable to those approvals, or if we experience delays and increased expenses associated with obtaining those approvals. We may not be able to obtain licensure, certificate of need approval, Medicaid certification, state Attorney General approval or other necessary approvals for future expansion projects. Conversely, the elimination or reduction of state regulations that limit the construction, expansion or renovation of new or existing facilities could result in increased competition to us or result in overbuilding of facilities in some of our markets. If overbuilding in the skilled nursing industry in the markets in which we operate were to occur, it could reduce the occupancy rates of existing facilities and, in some cases, might reduce the private rates that we charge for our services.

Newly enacted and proposed legislation in the States where our independent subsidiaries are located may affect our operations in terms of individual litigation and the broader regulatory environment.

A bill in the State of California was signed into law which increases the cap of non-economic damages awarded to plaintiffs who are successful in medical malpractice litigation. The cap increases from $0.25 million to $0.35 million beginning on January 1, 2023, then increases over the following 10 years until the cap reaches a maximum of $0.75 million, with further adjustments for inflation. In wrongful death cases, the cap increases from $0.25 million to $0.5 million on January 1, 2023, with incremental increases over the following 10 years until the cap reaches a maximum of $1.0 million, with adjustments for inflation. Due to California's influence on other states, other jurisdictions where we operate have enacted similar laws (namely Iowa and Nevada) and may enact similar laws in the future. Similar to the potential incentive of increased damages caps, recent Supreme Court decisions may increase public interest in potential claims against SNFs and senior living facilities, particularly pertaining to specific civil rights claims against governmental actors rather than general liability claims against privately owned SNFs such as those operated by our independent subsidiaries. While there may be additional claims and litigation that arise from the Supreme Court's decision that have an adverse impact on our cash flow, it is not expected that the decision will have a significant impact on our business.

Another example, California's adoption of the Skilled Nursing Facility Ownership and Management Reform Act of 2022, discussed in Item 1., *Government Regulation*, imposes new requirements for obtaining licenses to operate SNFs. These new requirements may delay or limit the ability to obtain new SNF licenses within that state, whether through acquisition of existing facilities or opening a new facility. This new law's obligations may increase the costs of obtaining licensure, make applications more time-consuming and complex, and may result in civil penalties and other sanctions against our independent subsidiaries in the event they are not compliant with these new licensure application requirements. As a result, this new law may delay or impede growth within California. As with the bill that increases the cap of non-economic damages for medical malpractice litigation, California's influence on other states may result in this legislation becoming a model for other states and having similar, potentially adverse effects within those jurisdictions as well.

Other new and proposed legislation may impose the same regulatory requirements and limitations inherent in both the proposed legislation in other states and the federally proposed rule requiring disclosure of such information in applications and change-of-ownership disclosures, which may adversely affect our business, operations, and profitability.

Changes to federal and state employment-related laws and regulations could increase our cost of doing business.

Our independent subsidiaries are subject to a variety of federal and state employment-related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act that governs such matters as minimum wages, overtime and other working conditions and similar state laws such as the California Private Attorneys General Act (PAGA), the ADA and similar state laws that provide civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, the National Labor Relations Act, regulations of the EEOC, regulations of the Office of Civil Rights, regulations of state attorney generals, family leave mandates and a variety of similar laws enacted by the federal and state governments that govern these and other employment law matters. Changes to federal and state regulations and laws are discussed in more detail in Item 1., under *Government Regulation.*

The Biden-Harris Administration requested that HHS and CMS study and issue proposed rules regarding care-based careers, including improving access to training, increasing the attractiveness of compensation in care-based positions, and improving the retention and career progression of care workers. The current Presidential Administration, as well as new leadership of HHS or CMS, may discontinue these studies, discontinue ongoing rulemaking activity, and may pursue significantly different policy-setting and rulemaking priorities that do not include any of the Biden-Harris Administration's priorities. Simultaneously, certain actions taken under the Biden-Harris Administration, such as increased enforcement authority by HHS and CMS, may be retained and utilized by the current Presidential Administration and its new leaders of HHS and CMS. The current Presidential Administration has not clearly supported these priorities, but has not renounced support of them or communicated an affirmative reversal of course from these positions.

Other pending legislation, such as the HCBS Access Act, indicated a legislative priority of providing funding for care-based careers that may affect our pool of desired workers. The OBBB's allowance for states to seek waivers allowing Medicaid to cover HCBS may also affect our business, and may signal a legislative and administrative preference for care outside of nursing facilities and other institutions, which may be obtained at a lower rate of reimbursement. Due to a change of political party control of both houses of Congress, though, other HCBS-related legislation may have a lower likelihood of passing, even if reintroduced in a subsequent congress. Rising operating costs due to labor shortages, greater compensation and incentives required to attract and retain qualified personnel and higher-than-usual inflation on items including energy, utilities, food and other goods used in our facilities and the costs for transporting these items could increase our operating cost and decrease our profits.

The compliance costs associated with these laws and evolving regulations could be substantial. By way of example, all of our independent subsidiaries are required to comply with the ADA, which has separate compliance requirements for "public accommodations" and "commercial properties," but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of government fines or an award of damages to private litigants. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons. In addition, federal proposals to introduce a system of mandated health insurance and flexible work time and other similar initiatives could, if implemented, adversely affect our operations. We also may be subject to employee-related claims such as wrongful discharge, discrimination or violation of equal employment law.

Required regulatory approvals could delay or prohibit transfers of our healthcare operations, which could result in periods in which we are unable to receive reimbursement for such properties.

The operations of our independent subsidiaries must be licensed under applicable state law and, depending upon the type of operation, certified or approved as providers under the Medicare and/or Medicaid programs. In the process of acquiring or transferring operating assets, our operations must receive change of ownership approvals from state licensing agencies, Medicare and Medicaid as well as third-party payors. Rules regarding the disclosure of SNF facility ownership when such disclosure is required in the future may increase the scrutiny placed on companies that operate, directly or indirectly, multiple SNFs, and may subject our licensing and approval process to additional scrutiny or delays. If there are any delays in receiving regulatory approvals from the applicable federal, state or local government agencies, or the inability to receive such approvals, such delays or denials could result in delayed or lost reimbursement related to periods of service prior to the receipt of such approvals, which could negatively impact our cash position.

Compliance with federal and state fair housing, fire, safety and other regulations may require us to make unanticipated expenditures, which could be costly to us.

We must comply with the federal Fair Housing Act and similar state laws, which prohibit us from discriminating against individuals if it would cause such individuals to face barriers in gaining residency in any of our independent subsidiaries. Additionally, the Fair Housing Act and other similar state laws require that we do not advertise our services in a way that may be discriminatory. We may be required, among other things, to change our marketing techniques to comply with these requirements.

In addition, our independent subsidiaries are required to operate in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. Like other healthcare facilities, our independent SNFs are subject to periodic surveys or inspections by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or biannual) schedule, and special surveys may result from a specific complaint filed by a patient, a family member or one of our competitors. We may be required to make substantial capital expenditures to comply with these requirements. In some cases, we may be unable to comply with new regulations prior to their effective date exposing us to potential fines or regulatory action.

We depend largely upon reimbursement from third-party payors, and our revenue, financial condition and results of operations could be negatively impacted by any changes in the acuity mix of patients in our independent subsidiaries as well as payor mix and payment methodologies.

Our revenue is affected by the percentage of the patients of our independent subsidiaries who require a high level of skilled nursing and rehabilitative care, whom we refer to as high acuity patients, and by our mix of payment sources. Changes in the acuity level of patients we attract, as well as our payor mix among Medicaid, Medicare, private payors and managed care companies, significantly affect our profitability. Changes to federal law affecting Medicaid funding and availability, including the enactment of the OBBB, may materially affect our business and the operations of our independent subsidiaries. We generally receive higher reimbursement rates for high acuity patients, and payors reimburse us at different rates. For the years ended December 31, 2025 and 2024, 69.5% and 70.9% of our revenue was provided by government payors that reimburse us at predetermined rates, respectively. If our labor or other operating costs increase, we will be unable to recover such increased costs from government payors. Accordingly, if we fail to maintain our proportion of high acuity patients or if there is any significant increase in the percentage of the patients of our independent subsidiaries for whom we receive Medicaid reimbursement, our results of operations may be adversely affected.

Initiatives undertaken by major insurers and managed care companies to contain healthcare costs may adversely affect our business. These tactics include contracting with healthcare providers to obtain services on a discounted basis. We believe that this trend will continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services and we did not wish to accept such reductions, we may lose patients if we choose not to renew our contracts with these insurers at lower rates. Additionally, trade publications within the healthcare industry have reported on the trend of payors using the No Surprises Act as a means to force re-negotiation of reimbursement rates for providers and facilities, leading to litigation between these providers and/or facilities against payors and it may adversely affect us as well.

As discussed under Item 1., *Government Regulation*, the Biden-Harris Administration requested HHS and CMS conduct studies to evaluate potential staffing, data reporting, employee compensation and retention, and resident experience regulations that may result in a reduction of our revenue from Medicare and Medicaid. CMS first requested information regarding these priorities in 2022 and subsequently published further requests for information from the public in the Federal Register to aid in studies and anticipated rulemaking. Following the change in Presidential Administration and control of the Senate, both the OBBB and changes in HHS legal priorities, including the abandonment of appeals defending the Staffing Rule and interim rulemaking to stop the Staffing Rule's staffing ratios from taking effect, have resulted in the Staffing Rule being unenforceable at this time and not likely to be pursued in the future. Other rules from the Biden-Harris Administration, such as increased ownership disclosure requirements, however, remain in effect despite the fact that there is no date on which such data is required to be submitted at this time. The identification and pursuit of HHS priorities under the current Presidential Administration may continue to be unpredictable in the future. Certain results of the Biden-Harris Administration's rulemaking, including enhanced enforcement ability, may be retained under the current Presidential Administration, as signaled by its recent decision to prohibit pre-dispute agreements to arbitrate disputes in SNF admission agreements. We continue to monitor this area and look for public disclosures from the current Presidential Administration and expected heads of HHS and CMS to better anticipate what policy priorities and changes we can expect regarding Medicare and Medicaid reimbursement, including payment models and factors affecting our independent subsidiaries' reimbursement for the services they provide.

We are subject to litigation that could result in significant legal costs and large settlement amounts or damage awards.

The skilled nursing business involves a significant risk of liability given the age and health of the patients and residents of our independent subsidiaries and the services we provide. The industry has experienced an increased trend in the number and severity of litigation claims, due in part to the number of large verdicts, including large punitive damage awards. These claims are filed based upon a wide variety of claims and theories, including deficiencies under conditions of participation under certain state and federal healthcare programs. Plaintiffs' attorneys have become increasingly more aggressive in their pursuit of claims against healthcare providers, including skilled nursing providers, employing a wide variety of advertising and solicitation activities to generate more claims. The increased caps on damages awarded in such actions, as discussed above, may trigger a larger number of these lawsuits against our independent subsidiaries in California and other states that adopt similar legislation. The defense of lawsuits has in the past, and may in the future, result in significant legal costs, regardless of the outcome. Additionally, increases to the frequency and/or severity of losses from such claims and suits may result in increased liability insurance premiums or a decline in available insurance coverage levels, which could materially and adversely affect our business, financial condition and results of operations. In addition to carrying third-party liability insurance, our captive insurance subsidiary provides professional liability and general liability insurance to various independent subsidiaries. See the risk factor titled "*Our self-insurance programs may expose us to significant and unexpected costs and losses.*"

We have in the past been subject to class action litigation involving claims of violations of various regulatory requirements and been able to settle these claims without an ongoing material adverse effect on our business. Future claims could be brought that may materially affect our business, financial condition and results of operations. Other claims and suits, including class actions, continue to be filed against us and other companies in our industry. For example, there has been a general increase in the number of wage and hour class action claims filed in several of the jurisdictions where we operate, typically based on alleged failures to permit or properly compensate for meal and rest periods, or failure to pay for time worked. If there were a significant increase in the number of these claims against us or an increase in amounts owing should plaintiffs be successful in their claims, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to potential lawsuits under the FCA and comparable state laws alleging submission of fraudulent claims for services to any healthcare program (such as Medicare or Medicaid) or other payor. Under the qui tam or "whistleblower" provisions of the FCA, a private individual with knowledge of fraud or potential fraud may bring a claim on behalf of the federal government and receive a percentage of the federal government's recovery. Due to these whistleblower incentives, qui tam lawsuits have become more frequent.

Beyond our skilled nursing business, we engage in numerous ancillary businesses through one or more of our subsidiaries. These ancillary businesses generally support and provide services complementary to our operations, including but not limited to non-emergent ground transportation for patients and residents. Our ancillary businesses may also be the subject of claims, lawsuits, and regulatory oversight that are specific to the particular services they offer. Noncompliance with the laws and regulations that may apply to our ancillary businesses may result in fines, penalties, and civil claims paid by our affected independent subsidiaries. Specific to our non-emergent ground transportation business, the drivers employed by this business may be subject to additional state-specific regulations regarding working time allowed to be spent driving, waiting time, and break or rest periods, and violations of these rules may lead to regulatory fines, penalties, or claims to be paid to individual drivers, in addition to the general employment risks described above.

Our ancillary businesses also are susceptible to general liability claims based on facts and circumstances that are specific to their activities and operations, such as claims for automobile-involved accidents against our non-emergent ground transportation business. The defense of claims and lawsuits relating to our ancillary businesses in the past, and may in the future, result in significant legal costs, regardless of the outcome. As our ancillary businesses grow, the independent subsidiaries may be subject to increased frequency and/or severity of losses from such claims and suits which may result in increased liability insurance premiums and decline in available coverage as described above, which could materially and adversely affect our business, financial condition and results of operations.

In addition, we contract with a variety of landlords, lenders, vendors, suppliers, consultants and other individuals and businesses. These contracts typically contain covenants and default provisions. If the other party to one or more of our contracts were to allege that we have violated the contract terms, we could be subject to civil liabilities which could have a material adverse effect on our financial condition and results of operations.

If litigation is instituted against one or more of our subsidiaries, a plaintiff might attempt to hold us or another subsidiary liable for the alleged wrongdoing of the subsidiary principally targeted by the litigation. If a court in such litigation decided to disregard the corporate form, the resulting judgment could increase our liability and adversely affect our financial condition and results of operations.

Prior to CMS's most recent action prohibiting binding pre-dispute arbitration provisions contained in admission agreements, Congress repeatedly considered, without passage, a bill that would require, among other things, that agreements to arbitrate nursing home disputes be made after the dispute has arisen rather than before prospective patients move in, to prevent nursing home operators and prospective patients from mutually entering into a pre-admission, pre-dispute arbitration agreement. This bill, known as the Fairness in Nursing Home Arbitration Act, was introduced in the House of Representatives in 2021; the bill and its analog introduced in the Senate have never made it out of the committees to which they were referred for discussion. The Fairness in Nursing Home Arbitration Act was re-introduced in the House of Representatives on January 29, 2024, and was referred to the Committee on Ways and Means and the Committee on Energy and Commerce. No action was taken in the prior Congress following referral of the bill to those committees.

Our independent subsidiaries have used arbitration agreements where permissible by law, which have generally been favored by the courts, to streamline the dispute resolution process and reduce our exposure to legal fees and excessive jury awards. CMS previously identified these arbitration agreements as an area of focus and issued guidance to state surveyors regarding federal requirements for the use of arbitration agreements in nursing home care, with non-compliance potentially resulting in fines and other sanctions. Absent some judicial or legislative intervention, or other ability to potentially resolve claims without the cost and unpredictability of a jury trial (for example, obtaining a jury trial waiver if and where permitted by state law), our litigation exposure and costs of defense in patient liability actions could increase, our liability insurance premiums could increase, and our business may be adversely affected.

The outcomes of any of these litigation matters are difficult to predict and litigation and other legal claims are subject to inherent uncertainties. Those uncertainties include, but are not limited to, litigation costs and attorneys' fees, unpredictable judicial or jury decisions and the differing laws and judicial proclivities regarding damage awards among the states in which we operate. A further complication is that even where the possibility of an adverse outcome is remote under traditional legal analysis, juries sometimes substitute their subjective views in place of facts and established legal principles. Unexpected outcomes in such legal proceedings, or changes in management's evaluation or predictions of the likely outcomes of such proceedings (possibly resulting in changes in established reserves) could have a material adverse effect on our business, financial condition, and results of operations.

We conduct regular internal investigations into the care delivery, recordkeeping and billing processes of our independent subsidiaries. These reviews sometimes detect instances of noncompliance which we attempt to correct, which can decrease our revenue.

As an operator of healthcare facilities through our independent subsidiaries, we have a program to aid them in complying with various requirements of federal and private healthcare programs. Our compliance program includes, among other things, (1) policies and procedures modeled after applicable laws, regulations, sub-regulatory guidance and industry practices and customs that govern the clinical, reimbursement and operational aspects of our subsidiaries; (2) training about our compliance process for all of the employees of our independent subsidiaries, our directors and officers, and training about Medicare and Medicaid laws, fraud and abuse prevention, clinical standards and practices, and claim submission and reimbursement policies and procedures for appropriate employees; and (3) internal controls that monitor, among other things, the accuracy of claims, reimbursement submissions, cost reports and source documents, provision of patient care, services, and supplies as required by applicable standards and laws, accuracy of clinical assessment and treatment documentation, and implementation of judicial and regulatory requirements (i.e., background checks, licensing and training).

From time to time our systems and controls highlight potential compliance issues, which we investigate as they arise. Historically, we have initiated, and will continue to do so in the future, internal inquiries into possible recordkeeping and related irregularities at our independent subsidiaries, which were detected by our internal compliance team in the course of its ongoing reviews.

Through these internal inquiries, we have identified potential deficiencies in the assessment of and recordkeeping for small subsets of patients. We have assisted in implementing targeted improvements in the assessment and recordkeeping practices to make them consistent with the existing standards and policies applicable to our independent subsidiaries. We continue to monitor the measures implemented for effectiveness and perform follow-up reviews to ensure compliance. Consistent with healthcare industry accounting practices, we record any charge for refunded payments against revenue in the period in which the claim adjustment becomes known.

If additional reviews result in identification and quantification of additional amounts to be refunded, we will accrue additional liabilities for claim costs and interest, and repay any amounts due in normal course and within the time permitted by law. Failure to refund overpayments within required time frames (as described in greater detail above) could result in FCA liability and our business, financial condition and results of operations could be materially and adversely affected and our stock price could decline.

The OHCA CMIR has the potential to delay or prevent proposed transactions and require disclosure of confidential information.

The California OHCA CMIR process may delay, and potentially ultimately prevent, the closing of certain proposed transactions. If a CMIR results in a negative finding and generates a referral to the California Attorney General, that could result in the parties not being able to conclude the proposed transaction and possibly require the subject facilities to appoint new managers. Any delay or prevention of completing transactions could have adverse effect on the operations of our independent subsidiaries. The risk of an adverse regulatory outcome, competitive harm, or potential legal action will persist until the CMIR is successfully concluded.

The CMIR process also seeks the disclosure of confidential information regarding our independent subsidiaries' reimbursement rates and financial performance. This information is subject to contractual confidentiality obligations and otherwise proprietary to our business and is likewise a source of competitive advantage in the marketplace. If this information is disclosed to, or otherwise obtained by OHCA, we anticipate that it will be publicly available and could provide competitors with otherwise unavailable data on the financial operations and reimbursement relationships of our independent subsidiaries.

We have filed a Petition in the Superior Court of the State of California, County of Orange, seeking a declaration that the CMIR regulations violate the United States Constitution and/or the California Constitution, and is void and unenforceable as applied to us. We have requested that OHCA be ordered to withdraw the subpoena and close the inquiry, so the underlying transaction can be completed.

We may be unable to complete future asset or business acquisitions at attractive prices or at all, which may adversely affect our revenue; we may also elect to dispose of underperforming or non-strategic independent subsidiaries, which would also decrease our revenue.

To date, our revenue growth has been significantly impacted by our acquisition of new facilities and businesses. Subject to general market conditions and the availability of essential resources and leadership within our company, we continue to seek both single-and multi-facility acquisition and business acquisition opportunities that are consistent with our geographic, financial and operating objectives.

We face competition for the acquisition of facilities and businesses and expect this competition to increase. Based upon factors such as our ability to identify suitable acquisition candidates, future regulations affecting our ability to purchase facilities, the purchase price of the facilities, increasing interest rates for debt-financed purchases, prevailing market conditions, the availability of leadership to manage new facilities and our own willingness to take on new operations, the rate at which we have historically acquired facilities has fluctuated significantly. In the future, we anticipate the rate at which we may acquire facilities will continue to fluctuate, which may affect our revenue.

We have also previously acquired a few operations, which were or have proven to be non-strategic or less desirable, and we may consider disposing of such operations or exchanging them for operations that are more desirable, either because they were included in larger, indivisible groups of operations or under other circumstances. To the extent we dispose of such an operation without simultaneously acquiring an operation in exchange, our revenue may decrease.

We may not be able to successfully integrate acquired assets and businesses into our operations, and we may not achieve the benefits we expect from any of our acquisitions.

We may not be able to successfully or efficiently integrate new acquisitions of assets and businesses with our existing independent subsidiaries, culture and systems. The process of integrating acquisitions into our existing operations may result in unforeseen operating difficulties, divert management's attention from existing operations, or require an unexpected commitment of staff and financial resources, and may ultimately be unsuccessful. Existing operations available for acquisition frequently serve or target different markets than those that we currently serve. We also may determine that renovations of acquired facilities and changes in staff and operating management personnel are necessary to successfully integrate those acquisitions into our existing operations. We may not be able to recover the costs incurred to reposition or renovate newly independent subsidiaries. The financial benefits we expect to realize from many of our acquisitions are largely dependent upon our ability to improve clinical performance, overcome regulatory deficiencies, rehabilitate or improve the reputation of the operations in the community, increase and maintain occupancy, control costs, and in some cases change the patient acuity mix. If we are unable to accomplish any of these objectives at the independent subsidiaries we acquire, we will not realize the anticipated benefits and we may experience lower than anticipated profits, or even losses.

During the year ended December 31, 2025, we expanded our operations through a combination of long-term leases and real estate purchases, with the addition of 40 stand-alone skilled nursing operations, five stand-alone senior living operations and one campus operation. This growth has placed and will continue to place significant demands on our current management resources. Our ability to manage our growth effectively and to successfully integrate new acquisitions into our existing business will require us to continue to expand our operational, financial and management information systems and to continue to retain, attract, train, motivate and manage key employees, including facility-level leaders and our local directors of nursing. We may not be successful in attracting qualified individuals necessary for future acquisitions to be successful, and our management team may expend significant time and energy working to attract qualified personnel to manage operations we may acquire in the future. Also, the newly acquired operations may require us to spend significant time improving services that have historically been substandard, and if we are unable to improve such operations quickly enough, we may be subject to litigation and/or loss of licensure or certification. If we are not able to successfully overcome these and other integration challenges, we may not achieve the benefits we expect from any of our acquisitions, and our business may suffer.

In undertaking acquisitions, we may be adversely impacted by costs, liabilities and regulatory issues that may adversely affect our operations.

In undertaking acquisitions, we also may be adversely impacted by unforeseen liabilities attributable to the prior providers who operated those businesses, against whom we may have little or no recourse. Many operations we have historically acquired were underperforming financially and had clinical and regulatory issues prior to and at the time of acquisition. Even where we have improved independent subsidiaries and patient care, we still may face post-acquisition regulatory issues related to pre-acquisition events. These may include, without limitation, payment recoupment related to our predecessors' prior noncompliance, the imposition of fines, penalties, operational restrictions or special regulatory status. Further, we may incur post-acquisition compliance risk due to the difficulty or impossibility of immediately or quickly bringing non-compliant operations into full compliance. Diligence materials pertaining to acquisition targets, especially the underperforming facilities that often represent the greatest opportunity for return, are often inadequate, inaccurate or impossible to obtain, sometimes requiring us to make acquisition decisions with incomplete information. Despite our due diligence procedures, operations that we have acquired or may acquire in the future may generate unexpectedly low returns, may cause us to incur substantial losses, may require unexpected levels of management time, expenditures or other resources, or may otherwise not meet a risk profile that our investors find acceptable.

In addition, we might encounter unanticipated difficulties and expenditures relating to any of the acquired operations, including contingent liabilities. For example, when we acquire operations, we generally assume the operation's existing Medicare provider number for purposes of billing Medicare for services. If CMS later determines that the prior owner of the operation had received overpayments from Medicare for the period of time during which it ran the operation, or had incurred fines, CMS could hold us liable for repayment of the overpayments or fines. We may be unable to improve every operation that we acquire. In addition, operation of these newly acquired operations may divert management time and attention from other operations and priorities, negatively impact cash flows, result in adverse or unanticipated accounting charges, or otherwise damage other areas of our company if they are not timely and adequately improved.

We also incur regulatory risk in acquiring certain facilities due to the licensing, certification and other regulatory requirements affecting our right to operate the acquired facilities. For example, in order to acquire facilities on a predictable schedule, or to acquire declining operations quickly to prevent further pre-acquisition declines, we frequently acquire such facilities prior to receiving license approval or provider certification. We operate such facilities as the interim manager for the outgoing licensee, assuming financial responsibility, among other obligations for the facility. To the extent that we may be unable or delayed in obtaining a license, we may need to operate the facility under a management agreement from the prior operator. Any inability in obtaining consent from the prior operator of a target acquisition to utilizing its license in this manner could impact our ability to acquire additional facilities. Further, anticipated future regulations may cause delays in acquiring the required licenses and certifications, if it is possible to do so at all. If we were subsequently denied licensure or certification for any reason, we might not realize the expected benefits of the acquisition and would likely incur unanticipated costs and other challenges which could cause our business to suffer.

If we do not achieve or maintain competitive quality of care ratings from CMS or private organizations engaged in similar monitoring activities, our business may be negatively affected.

As discussed in Item 1., *Government Regulation*, CMS provides comparative public data, rating every SNF operating in each state based upon quality-of-care indicators. Certain private organizations engage in similar monitoring and ranking activities. CMS's system is the Five-Star Quality Rating System which gives each nursing home a rating of between one and five stars in various categories, with five-star ratings harder to obtain over time. The ratings are available on a consumer-facing website, Nursing Home Compare. In cases of acquisitions, the previous operator's clinical ratings are included in our overall Five-Star Quality Rating and the rating may not reflect the improvements we were able to make until it is recalculated. Based on CMS's guidance and regulations, we expect more data to be collected by CMS and reported on the Nursing Home Compare website in the future. Additionally, CMS's ownership transparency final rule, which requires the disclosure of SNF ownership and affiliated parties, will ultimately provide for the public disclosure of information reported to CMS under that rule when revalidation of enrollment is required at a future time to be announced by CMS. Other states, including Iowa and California, have adopted similar statutes and regulations requiring the disclosure of this information. The publicly available information disclosed as a result of these laws and rules may result in potential residents perceiving our highly rated facilities to be less desirable if they share ownership with lower rated facilities, even if the lower rated facility is a new acquisition or has a lower score for reasons beyond our control.

CMS continues to increase quality measure thresholds, which are regularly increased every six months, making it more difficult to achieve upward and five-star ratings. CMS increased its quality measure thresholds in 2022, making it more difficult for facilities to obtain or maintain four- and five-star ratings. Some facilities may see a decline in their overall five-star rating absent any new inspection information, and as a result the five-star ratings of our independent subsidiaries may decline even as their quality measures remain unchanged or improve. Additionally, on the Nursing Home Compare website, CMS began displaying a consumer alert icon next to nursing homes that have been cited on inspection reports for incidents of abuse, neglect, or exploitation. In 2022, CMS updated the scoring measures used for SNFs to include six dimensions of staffing and turnover.

In July 2023, CMS revised the nursing-home level exclusion criteria used on the administrator turnover measure, adding information regarding its calculation of the staff turnover measure and publishing an updated ratings table, which identifies the points needed for each nursing facility to obtain certain star ratings within its state. This change made it more competitive to obtain a five-star rating, and more difficult to maintain such a rating once achieved. Only 10% of nursing facilities can receive a five-star rating in the state where they operate. These changes also increase the pressure on our independent subsidiaries to obtain a smaller number of available five-star ratings, as lower ratings may make it more difficult to attract prospective residents to receive our services.

CMS announced that it is changing its staffing rating methodology to give the lowest possible score to and penalize providers that fail to provide staffing data or provide erroneous staffing data. These changes risk our independent subsidiaries' facilities being incorrectly awarded a lower star rating, or prevented from attaining a deserved higher ranking due to favorable data not being reflected in CMS's five-star ratings due to the freeze or replacement of certain measures. These lower ratings may cause potential residents to evaluate these independent subsidiaries' facilities as less desirable, and result in fewer admissions and thus reduced revenue.

In July 2024, CMS changed the staffing case-mix adjustment methodology to a model based on PDPM. The Nursing Home Compare website has begun posting staffing level measures that use this methodology. CMS will revise the staffing rating thresholds to maintain the same distribution of points for staffing measures that will be affected by this freeze and replacement. Further, CMS will penalize SNFs that submit erroneous data, or fail to submit data, by awarding them the lowest possible rating on that measure. We may be significantly affected if any of our independent subsidiaries fail to submit information for the MDS in 2024, or if CMS deems their MDS submissions to be erroneous. In addition to the uncertainty created by future changes to CMS's five-star ratings that currently are unknown, the potential negative consequences of freezing unfavorable data may adversely affect our star rating and negatively impact our ability to attract residents.

In June 2025, CMS announced that from July 2025 onward, it will only incorporate the two most recent surveys for Nursing Home Care Compare and the Five Star Quality Rating system. In addition, CMS changed certain weight factors to scores under such survey programs. These changes have the potential to affect the sample of data evaluated under such surveys which could negatively impact SNFs with more recent compliance issues.

As of July 30, 2025, the Nursing Home Compare updates have been temporarily paused until October 2025 due to CMS's transition to a cloud-based system for survey data. During this pause, CMS indicated it will validate data integrity and engage in verification of reporting information for meeting quality standards. This impacts existing viewpoint of SNFs because there is no opportunity to provide new data to update scores. Further it increases the chance of audit by CMS if there are potential findings of data integrity or verification issues. Beginning in January 2026, CMS's change to the reporting of its long-stay antipsychotic medication quality measure reflecting both Medicare and Medicaid claims data, as well as Medicare Advantage data. The consequences of this measurement is expected by industry observers to cause an upward shift in reported rates of antipsychotic medication usage, with CMS applying more scrutiny to data within the MDS excluded from this specific measure.

Providing quality patient care is the cornerstone of our business. We believe that hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering quality care. If we should fail to achieve our internal rating goals or fail to exceed the national average rating on the Five-Star Quality Rating System, including due to nursing and administrative staffing and turnover, or have facilities displaying a consumer alert icon for incidents of abuse, neglect, or exploitation, it may affect our ability to generate referrals, which could have a material adverse effect upon our business and consolidated financial condition, results of operations and cash flows.

If we are unable to obtain insurance, or if insurance becomes more costly for us to obtain, our business may be adversely affected.

It may become more difficult and costly for us to obtain coverage for resident care liabilities and other risks, including property, automobile and casualty insurance. For example, the following circumstances may adversely affect our ability to obtain insurance at favorable rates:

- we experience higher-than-expected professional liability, property and casualty, or other types of claims or losses;
- a limitation or inability to require arbitration of disputes increases legal costs, exposure, and the unpredictability of jury decisions;
- we receive survey deficiencies or citations of higher-than-normal scope or severity;
- we acquire especially troubled operations or facilities that present unattractive risks to current or prospective insurers;
- insurers choose to stop operating or offering policies in certain states due to changes in economic conditions or laws;
- insurers tighten underwriting standards applicable to us or our industry; or
- insurers or reinsurers are unable or unwilling to insure us or the industry at historical premiums and coverage levels.

If any of these potential circumstances were to occur, our insurance carriers may cancel or not renew our policies, or require us to significantly increase our self-insured retention levels or pay substantially higher premiums for the same or reduced coverage for insurance, including workers compensation, property and casualty, automobile, employment practices liability, directors and officers liability, employee healthcare and general and professional liability coverages.

In some states, the law prohibits or limits insurance coverage for the risk of punitive damages arising from professional liability and general liability claims or litigation. Other states where we operate have experienced a withdrawal of insurers from the marketplace due to prior losses, or are at risk of insurers leaving the market due to changes in the law that make it difficult for those insurers to operate within the state, such as increased caps on non-economic damages in malpractice or professional liability claims. Coverage for punitive damages is also excluded under some insurance policies. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Claims against us, regardless of their merit or eventual outcome, could also inhibit our ability to attract patients or expand our business and could require our management to devote time to matters unrelated to the day-to-day operation of our business.

With few exceptions, general, professional, workers compensation, and employee health insurance costs have also increased markedly in recent years and are expected to increase in the future. To partially offset these increases, we have increased the amounts of our self-insured retention and deductibles in connection with general and professional liability claims. We also have implemented a self-insurance program for workers compensation in all states, and elected non-subscriber status for workers compensation in Texas. Due to the nature of our business and the residents we serve, including the risk of claims from residents as well as potential governmental action, it may be difficult to complete the underwriting process and obtain insurance at commercially reasonable rates. If we are unable to obtain insurance, or if insurance becomes more costly for us to obtain, or if the coverage levels we can economically obtain decline, our business may be adversely affected.

Our self-insurance programs may expose us to significant and unexpected costs and losses.

We maintain general and professional liability insurance and workers compensation insurance through a wholly owned captive insurance subsidiary to insure our self-insurance reimbursements and deductibles as part of a continually evolving overall risk management strategy. We establish the insurance loss reserves based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we, along with an independent actuary, develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay damages with respect to unpaid claims. It is possible, however, that the actual liabilities may exceed our estimates of loss. We may also experience an unexpectedly large number of successful claims or claims that result in costs or liability significantly in excess of our projections. These significant and unpredictable claims may increase in number, frequency, and amount of loss due to not being able to predictably and reliably arbitrate these disputes with our independent subsidiaries. For these and other reasons, our self-insurance reserves could prove to be inadequate, resulting in liabilities in excess of our available insurance and self-insurance. If a successful claim is made against us and it is not covered by our insurance or exceeds the insurance policy limits, our business may be negatively and materially impacted.

Further, because our self-insurance reimbursements under our general and professional liability and workers compensation programs applies on a per claim basis, there is no limit to the maximum number of claims or the total amount for which we could incur liability in any policy period.

We also self-insure our employee health benefits. With respect to our health benefits self-insurance, our reserves and premiums are computed based on a mix of company specific and general industry data that is not specific to our own company. Even with a combination of limited company-specific loss data and general industry data, our loss reserves are based on actuarial estimates that may not correlate to actual loss experience in the future. Therefore, our reserves may prove to be insufficient and we may be exposed to significant and unexpected losses.

The geographic concentration of our independent subsidiaries could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas.

Our independent subsidiaries located in Arizona, California, and Texas account for the majority of our total revenue. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules, presence and participation of insurers, regulations and reimbursement rates or criteria, changes in demographics, state funding, natural disasters and acts of nature (such as fires, flooding, hurricanes and tornadoes), and other factors that may result in a decrease in demand and/or reimbursement for skilled nursing services in these states could have a disproportionately adverse effect on our revenue, costs and results of operations. Moreover, since over 23% of our independent subsidiaries are located in California, we are particularly susceptible to revenue loss, cost increase or damage caused by natural disasters such as electrical power shortages, fires, earthquakes or mudslides, or increased liabilities that may arise from regulations as discussed within Item 1., under *Government Regulation*.

In addition, our independent subsidiaries in certain states are more susceptible to revenue loss, cost increases or damage caused by natural disasters including hurricanes, fires, tornadoes and flooding. These acts of nature may cause disruption to us, the employees of our independent subsidiaries, which could have an adverse impact on the patients of our independent subsidiaries and our business. In order to provide care for the patients of our independent subsidiaries, we are dependent on consistent and reliable delivery of food, pharmaceuticals, utilities and other goods to our independent subsidiaries, and the availability of employees to provide services. If the delivery of goods or the ability of employees to reach our independent subsidiaries were interrupted in any material respect due to a natural disaster or other reasons, it would have a significant impact on our independent subsidiaries and our business. Furthermore, the impact, or impending threat, of a natural disaster may require that we evacuate one or more facilities, which would be costly and would involve risks, including potentially fatal risks, for the patients. The impact of disasters and similar events is inherently uncertain. Such events could harm the patients and employees of our independent subsidiaries, severely damage or destroy one or more of our independent subsidiaries, harm our business, reputation and financial performance, or otherwise cause our business to suffer in ways that we currently cannot predict.

The actions of a national labor union that has pursued a negative publicity campaign criticizing our business in the past may adversely affect our revenue and our profitability.

We continue to maintain our right to inform the employees of our independent subsidiaries about our views of the potential impact of unionization upon the workplace generally and upon individual employees. Historically, the staff at our independent subsidiaries that have been approached to unionize have uniformly rejected union organizing efforts. Previous rulemaking under the Biden-Harris Administration and previously proposed legislation such as the HCBS Access Act, which increase resources for care-based jobs, may make such positions more lucrative and desirable in the future, and therefore more desirable for unions to organize these workers into their membership. The current Presidential Administration may reverse some of these orders, cause significant changes in HHS and CMS policy and rulemaking, and reduce the likelihood of successful legislation that seeks to provide more resources to creating pathways to care-based careers. The policies of the current Presidential Administration may also affect the favorability of unionization efforts before the Department of Labor. If employees successfully decide to unionize, our cost of doing business could increase, and we could experience contract delays, difficulty in adapting to a changing regulatory and economic environment, cultural conflicts between unionized and non-unionized employees, strikes and work stoppages, and we may conclude that affected facilities or operations would be uneconomical to continue operating.

Because we lease the majority of the facilities operated by our independent subsidiaries, we are subject to risks associated with leased real property, including risks relating to lease termination, lease extensions and special charges, any of which could adversely affect our business, financial position or results of operations.

As of December 31, 2025, our independent subsidiaries operated 253 of our 373 facilities under long term lease arrangements. Most of our leases are triple-net leases, which means that, in addition to rent, we are required to pay for the costs related to the property (including property taxes, insurance, and maintenance and repair costs). We are responsible for paying these costs notwithstanding the fact that some of the benefits associated with paying these costs accrue to the landlords as owners of the associated facilities.

Each lease provides that the landlord may terminate the lease for a variety of reasons, including the default in any payment of rent, taxes or other payment obligations or the breach of any other covenant or agreement in the lease. Termination of a lease could result in a default under our debt agreements and could adversely affect our business, financial position or results of operations. There can be no assurance that we will be able to comply with all of our obligations under the leases in the future.

Failure to generate sufficient cash flow to cover required payments or meet operating covenants under our long-term debt, mortgages and long-term operating leases could result in defaults under such agreements and cross-defaults under other debt, mortgage or operating lease arrangements, which could harm our independent subsidiaries and cause us to lose facilities or experience foreclosures.

Our Credit Facility has a borrowing capacity of up to $600.0 million in aggregate principal amount. As of December 31, 2025 and through the filing date of this report, we had no outstanding borrowings under our Credit Facility. Twenty-three of our subsidiaries have mortgage loans insured with the Department of Housing and Urban Development (HUD) for an aggregate amount of $143.4 million, which subjects these subsidiaries to HUD oversight and periodic inspections. The terms of the mortgage loans range from 25- to 35-years. We also have one outstanding promissory note with an aggregate principal amount of approximately $0.9 million as of December 31, 2025. The term of the note is 12 years.

In addition, we had $3.1 billion of future operating lease obligations as of December 31, 2025. We intend to continue financing our independent subsidiaries through mortgage financing, long-term operating leases and other types of financing, including borrowings under our lines of credit and future credit facilities we may obtain.

We may not generate sufficient cash flow from operations to cover required interest, principal and lease payments. In addition, our outstanding Credit Facility and mortgage loans contain restrictive covenants and require us to maintain or satisfy specified coverage tests on a consolidated basis and on a facility or facilities basis. These restrictions and operating covenants include, among other things, requirements with respect to occupancy, debt service coverage, project yield, net leverage ratios, minimum interest coverage ratios and minimum asset coverage ratios. These restrictions may interfere with our ability to obtain additional advances under our Credit Facility or to obtain new financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenue.

From time to time, the financial performance of one or more of our mortgaged facilities may not comply with the required operating covenants under the terms of the mortgage. Any non-payment, noncompliance or other default under our financing arrangements could, subject to cure provisions, cause the lender to foreclose upon the facility or facilities securing such indebtedness or, in the case of a lease, cause the lessor to terminate the lease, each with a consequent loss of revenue and asset value to us or a loss of property. Furthermore, in many cases, indebtedness is secured by both a mortgage on one or more facilities, and a guaranty by us. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable, and requiring us to fulfill our obligations to make such payments. If any of these scenarios were to occur, our financial condition would be adversely affected. For tax purposes, a foreclosure on any of our properties would be treated as a sale of the property for a price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which would negatively impact our earnings and cash position. Further, because our mortgages and operating leases generally contain cross-default and cross-collateralization provisions, a default by us related to one facility could affect a significant number of other facilities and their corresponding financing arrangements and operating leases.

Because our term loans, promissory note, bonds, mortgages and lease obligations are fixed expenses and secured by specific assets, and because our revolving loan obligations are secured by virtually all of our assets, if reimbursement rates, patient acuity mix or occupancy levels decline, or if for any reason we are unable to meet our loan or lease obligations, we may not be able to cover our costs and some or all of our assets may become at risk. Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our operating leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our independent subsidiaries, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our operating leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our operating leases. The failure to make required payments on our debt or operating leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenue and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on terms that are economically favorable to us, or at all.

A housing downturn could decrease demand for senior living services.

Seniors often use the proceeds of home sales to fund their admission to senior living facilities. A downturn in the housing markets, including reductions in sales prices caused by increasing mortgage interest rates, economic uncertainty, recession, or a reduction in activity in the market for residential real estate, could adversely affect seniors' ability to afford our resident fees and entrance fees. Relatedly, a limitation of the amount of home equity that may be exempt from evaluating potential residents' eligibility for Medicaid long-term care benefits may adversely affect the availability of our services for residents and the payer mix for our independent subsidiaries. If national or local housing markets, particularly in Arizona, California, and Texas, which are the markets that account for the majority of our total revenue, enter a persistent decline, our occupancy rates, revenues, results of operations and cash flow could be negatively impacted.

As we continue to acquire and lease real estate assets, we may not be successful in identifying and consummating these transactions.

As of December 31, 2025, we lease 38 of our properties to third-party operators. In the future, we might expand our leasing property portfolio to additional tenants. We have very limited control over the success or failure of our tenants' and operators' businesses and, at any time, a tenant or operator may experience a downturn in its business that weakens its financial condition. If that happens, the tenant or operator may fail to make its payments to us when due. Although our lease agreements give us the right to exercise certain remedies in the event of default on the obligations owing to us, we may determine not to do so if we believe that enforcement of our rights would be more detrimental to our business than seeking alternative approaches.

An important part of our business strategy is to continue to expand and diversify our real estate portfolio through accretive acquisition and investment opportunities in healthcare properties. Our execution of this strategy by successfully identifying, securing and consummating beneficial transactions is made more challenging by increased competition and can be affected by many factors, including our relationships with current and prospective tenants, our ability to obtain debt and equity capital at costs comparable to or better than our competitors and our ability to negotiate favorable terms with property owners seeking to sell and other contractual counterparties. Our competitors for these opportunities include healthcare REITs, real estate partnerships, healthcare providers, healthcare lenders and other investors, including developers, banks, insurance companies, pension funds, government-sponsored entities and private equity firms, some of whom may have greater financial resources and lower costs of capital than we do. Potential regulations may affect the ability of these entities, as well as ourselves, to compete for these opportunities or enter into transactions for real estate related to our business. If we are unsuccessful at identifying and capitalizing on investment or acquisition opportunities, our growth and profitability in our real estate investment portfolio may be adversely affected.

Investments in and acquisitions of healthcare properties entail risks associated with real estate investments generally, including risks that the investment will not achieve expected returns, that the cost estimates for necessary property improvements will prove inaccurate or that the tenant or operator will fail to meet performance expectations. Income from properties and yields from investments in our properties may be affected by many factors, including changes in governmental regulation (such as licensing and government payment), general or local economic conditions (such as fluctuations in interest rates, senior savings, and employment conditions), the available local supply of and demand for improved real estate, a reduction in rental income as the result of an inability to maintain occupancy levels, natural disasters (such as hurricanes, earthquakes and floods) or similar factors. Furthermore, healthcare properties are often highly customized, and the development or redevelopment of such properties may require costly tenant-specific improvements. As a result, we cannot assure you that we will achieve the economic benefit we expect from acquisition or investment opportunities.

As we expand our presence in other relevant healthcare industries, we would become subject to risks in a market in which we have limited experience.

The majority of our independent subsidiaries have historically been SNFs. As we expand our presence in other relevant healthcare industries, our existing overall business model will continue to change and expose our company to risks in markets in which we have limited experience, such as the Eliminating Kickbacks in Recovery Act and other state laws that are not as well-developed in regulation and decisional authority as their federal equivalents. We expect that we will have to adjust certain elements of our existing business model, which could have an adverse effect on our business.

If our referral sources fail to view us as an attractive skilled nursing provider, or if our referral sources otherwise refer fewer patients, our patient base may decrease.

We rely significantly on appropriate referrals from hospitals, physicians, and other healthcare providers in the communities in which we deliver our services to attract appropriate residents and patients to our independent subsidiaries. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. We believe many of our referral sources refer business to us as a result of the quality of our patient care and our efforts to establish and build a relationship with our referral sources. If we lose, or fail to maintain, existing relationships with our referral resources, fail to develop new relationships, or if we are perceived by our referral sources as not providing high quality patient care, our occupancy rate and the quality of our patient mix could suffer. In addition, if any of our referral sources have a reduction in patients whom they can refer due to a decrease in their business, our occupancy rate and the quality of our patient mix could suffer.

We may need additional capital to fund our independent subsidiaries and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow.

Our ability to maintain and enhance our independent subsidiaries and equipment in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in our markets requires us to commit substantial resources to continued investment in our independent subsidiaries and equipment. We are sometimes more aggressive than our competitors in capital spending to address issues that arise in connection with aging and obsolete facilities and equipment. In addition, continued expansion of our business through the acquisition of existing facilities, expansion of our existing facilities and construction of new facilities may require additional capital, particularly if we were to accelerate our acquisition and expansion plans. Financing may not be available to us or may be available to us only on terms that are not favorable, including being subject to interest rates that are higher than those incurred in the recent past. In addition, some of our outstanding indebtedness and long-term leases restrict, among other things, our ability to incur additional debt. If we are unable to raise additional funds or obtain additional funds on terms acceptable to us, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any newly issued equity securities may have rights, preferences or privileges senior to those of our common stock.

Delays in reimbursement may cause liquidity problems.

If we experience problems with our billing information systems or if issues arise with Medicare, Medicaid or other payors, we may encounter delays in our payment cycle. The changes enacted in the OBBB may impose further strain and limitation of funds available through the Medicaid programs in the states where our independent subsidiaries operate. Additionally, our independent subsidiaries may experience delay in receiving reimbursement as a result of the U.S. political environment, for example, as a result of a government shutdown. From time to time, we have experienced such delays as a result of government payors instituting planned reimbursement delays for budget balancing purposes or as a result of prepayment reviews.

Some states in which we operate are operating with budget deficits or could have budget deficits in the future, which may delay reimbursement in a manner that would adversely affect our liquidity. In addition, from time to time, procedural issues require us to resubmit or appeal claims before payment is remitted, which contributes to our aged receivables. Unanticipated delays in receiving reimbursement from state programs or commercial payors due to changes in their policies or billing or audit procedures may adversely impact our liquidity and working capital.

The continued use and growth of managed care organizations (MCOs) may contribute to delays or reductions in our reimbursement, including Managed Medicaid.

In 41 states, including some of the largest where we operate, state Medicaid benefits are administered through MCOs. Some states seek to direct more of their Medicaid participation to these MCOs in the future as a measure to combat fraud and abuse in the Medicaid system. Typically, these MCOs manage commercial health and federal Medicare Advantage benefits under a managed care contract. Nationally, more than two-thirds of all Medicaid beneficiaries receive most or all of their care from MCOs. MCOs may be more aggressive than state Medicaid and federal Medicare agencies in denying claims or seeking recoupment of payments so that their services under these managed contracts are profitable. Additionally, restrictions on the availability and utilization of Medicaid funds under the OBBB, may result in MCOs becoming more aggressive in the denial of claims or declination of prior authorization to preserve limited Medicaid funds. The additional steps created by the use of MCOs in disbursement of funds creates more risk of delayed, reduced, or recouped payments for our independent subsidiaries, and additional avenues for risks that include fines and other sanctions, including suspension or exclusion from participation in various governmental programs.

Compliance with the regulations of the Department of Housing and Urban Development may require us to make unanticipated expenditures which could increase our costs.

Twenty-three of our independent subsidiaries are currently subject to regulatory agreements with HUD that give the Commissioner of HUD broad authority to require us to be replaced as the operator of those facilities in the event that the Commissioner determines there are operational deficiencies at such facilities under HUD regulations. Compliance with HUD's requirements can often be difficult because these requirements are not always consistent with the requirements of other federal and state agencies. Appealing a failed inspection can be costly and time-consuming and, if we do not successfully remediate the failed inspection, we could be precluded from obtaining HUD financing in the future or we may encounter limitations or prohibitions on our operation of HUD-insured facilities.

If we fail to safeguard the monies held in our patient trust funds, we will be required to reimburse such monies, and we may be subject to citations, fines and penalties.

Each of our independent subsidiaries is required by federal law to maintain a patient trust fund to safeguard certain assets of their residents and patients. If any money held in a patient trust fund is misappropriated, we are required to reimburse the patient trust fund for the amount of money that was misappropriated. If any monies held in our patient trust funds are misappropriated in the future and are unrecoverable, we will be required to reimburse such monies, and we may be subject to citations, fines and penalties pursuant to federal and state laws.

We are a holding company with no operations and rely upon our multiple independent subsidiaries to generate revenue and provide us with the funds necessary to meet our financial obligations. Liabilities of any one or more of our subsidiaries could be imposed upon us or our other subsidiaries.

We are a holding company with no direct operating assets, employees or revenue. Each of our independent subsidiaries is operated through a separate, wholly owned, independent subsidiary, which has its own management, employees and assets. Our principal assets are the equity interests we directly or indirectly hold in our multiple operating and real estate holding subsidiaries. As a result, we are dependent upon distributions from our subsidiaries to generate the funds necessary to meet our financial obligations and pay dividends. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us. The ability of our subsidiaries to make distributions to us will depend substantially on their respective operating results and will be subject to restrictions under, among other things, the laws of their jurisdiction of organization, which may limit the amount of funds available for distribution to investors or stockholders, agreements of those subsidiaries, the terms of our financing arrangements and the terms of any future financing arrangements of our subsidiaries.

Our implementation of a new enterprise resource planning (ERP) system may adversely affect our business and results of operations or the effectiveness of our internal controls over financial reporting.

In January 2026, we implemented a new ERP system designed to unify our existing processes, enhance access to real-time operational data, and ensure we are fully equipped to support future growth. This implementation involves significant complexity, including data migration, system integration, process redesign, and requires significant resources and changes to business and financial processes. However, implementation carries risks such as operational disruptions and delays and could adversely affect our ability to operate our business. Any material weakness in the design and implementation of the new ERP system could also result in potentially materially higher costs than we had incurred previously and otherwise negatively impact our financial reporting and internal controls. Any of these consequences could have a material adverse effect on our results of operations and financial condition.

Certain directors who serve on our Board of Directors also serve as directors of Pennant, and ownership of shares of Pennant common stock by our directors and executive officers may create, or appear to create, conflicts of interest.

Certain of our directors who serve on our Board of Directors also serve on the board of directors of Pennant. This may create, or appear to create, conflicts of interest when our, or Pennant's management and directors face decisions that could have different implications for us and Pennant, including the resolution of any dispute regarding the terms of the agreements governing the spin-off transaction and the relationship between us and Pennant after the spin-off transaction or any other commercial agreements entered into in the future between us and Pennant and the allocation of such directors' time between us and Pennant.

All of our executive officers and some of our non-employee directors own shares of the common stock of Pennant. The continued ownership of such common stock by our directors and executive officers following the spin-off creates, or may create, the appearance of a conflict of interest when these directors and executive officers are faced with decisions that could have different implications for us and Pennant.

If Standard Bearer fails to remain qualified as a REIT, it will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability.

Standard Bearer currently operates, and intends to continue to operate, in a manner that allows it to qualify to be taxed as a REIT for U.S. federal income tax purposes. If Standard Bearer fails to remain qualified to be taxed as a REIT in any year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to its stockholders would not be deductible by it in computing its taxable income. Any resulting corporate liability could be substantial and would reduce the amount of cash available for distribution to its stockholders. Unless it was entitled to relief under certain Code provisions, it also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which it failed to qualify to be taxed as a REIT.

Legislative or other actions affecting REITs could have a negative effect on Standard Bearer.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (Treasury). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect Standard Bearer's investors or Standard Bearer. We cannot predict how changes in the tax laws, including any tax reform called for by the current presidential administration, might affect Standard Bearer or its investors. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect its ability to qualify to be taxed as a REIT or the U.S. federal income tax consequences to Standard Bearer or its investors of such qualification. Changes to the U.S. federal tax laws and interpretations thereof, could adversely affect an investment in our stock. Additionally, REITs that are related to our operation or those operations of our independent subsidiaries will likely be subject to the disclosure requirements of CMS's ownership transparency final rule (and analogous state rules), and may subject these REITs to additional public scrutiny.

No prediction can be made regarding whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can we predict what consequences would result from this legislation or regulation. Accordingly, no assurance can be given that the currently anticipated tax treatment of an investment will not be modified by legislative, judicial or administrative changes, possibly with retroactive effect.

Even if Standard Bearer remains qualified as a REIT, it may face other tax liabilities that reduce its cash flow.

Even if Standard Bearer remain qualified for taxation as a REIT, it may be subject to certain U.S. federal, state, and local taxes on its income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. For example, Standard Bearer may hold some of its assets or conduct certain of its activities through one or more taxable REIT subsidiaries or other subsidiary corporations that will be subject to U.S. federal, state, and local corporate-level income taxes as regular C corporations. In addition, it may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm's-length basis. Any of these taxes would decrease cash available for distribution to its stockholders.

Failure to comply with existing environmental laws could result in increased expenditures, litigation and potential loss to our business and in our asset value.

Our independent subsidiaries are subject to regulations under various federal, state and local environmental laws, primarily those relating to the handling, storage, transportation, treatment and disposal of medical waste; the identification and warning of the presence of asbestos-containing materials in buildings, as well as the encapsulation or removal of such materials; and the presence of other substances in the indoor environment.

Our independent subsidiaries generate infectious or other hazardous medical waste due to the illness or physical condition of the patients. Each of our independent subsidiaries has an agreement with a waste management company for the proper disposal of all infectious medical waste, but the use of a waste management company does not immunize us from alleged violations of such laws even if carried out by a third party, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed.

Some of the independently operated facilities we lease, own or may acquire may have asbestos-containing materials. Federal regulations require building owners and those exercising control over a building's management to identify and warn their employees and other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and known or suspected asbestos-containing materials in their buildings. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release into the environment of asbestos containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead-based paint, underground storage tanks, contaminants in drinking water, radon and/or other substances at our independent subsidiaries may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan and may result in third party litigation for personal injury or property damage. If we fail to comply with applicable environmental laws, we will face increased expenditures in terms of fines and remediation of the underlying problems, potential litigation relating to exposure to such materials, and a potential decrease in value to our business and in the value of our underlying assets.

Risks Related to Ownership of our Common Stock

We may not be able to pay or maintain dividends and the failure to do so would adversely affect our stock price.

Our ability to pay and maintain cash dividends is based on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, anticipated operating cost levels, the level of demand for occupancy at our facilities, the rates we charge and actual results that may vary substantially from estimates. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. The Credit Facility restricts our ability to pay dividends to stockholders if we receive notice that we are in default under the agreement. The failure to pay or maintain dividends could adversely affect our stock price.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may enable our Board of Directors to resist a change in control. These provisions may discourage, delay or prevent a change in the ownership of our company or a change in our management, even if doing so might be beneficial to our stockholders. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Such provisions set forth in our amended and restated certificate of incorporation or our amended and restated bylaws include:

- our Board of Directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;
- advance notice requirements for stockholders to nominate individuals to serve on our Board of Directors or to submit proposals that can be acted upon at stockholder meetings;
- our Board of Directors is classified so not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace our directors;
- stockholder action by written consent is limited;

- special meetings of the stockholders are permitted to be called only by the chairman of our Board of Directors, our chief executive officer or by a majority of our Board of Directors;

- stockholders are not permitted to cumulate their votes for the election of directors;

- newly created directorships resulting from an increase in the authorized number of directors or vacancies on our Board of Directors are filled only by majority vote of the remaining directors;

- our Board of Directors is expressly authorized to make, alter or repeal our bylaws; and

- stockholders are permitted to amend our bylaws only upon receiving the affirmative vote of at least a majority of our outstanding common stock.

We are also subject to the anti-takeover provisions of Section 203 of the General Corporation Law of the State of Delaware. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third-party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, "interested stockholder" means, generally, someone owning more than 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could discourage acquisition proposals and make it more difficult or expensive for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including delaying or impeding a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

We utilize information technology that enables our operational leaders to access and share with their peers, both clinical and financial performance data in real time. Armed with relevant and current information, our operation leaders and their management teams can share best practices and the latest information, adjust to challenges and opportunities on a timely basis, improve quality of care, mitigate risk and improve both clinical outcomes and financial performance. We have also invested in specialized healthcare technology systems to assist our nursing and support staff. We have installed software and touch-screen interface systems in each operation to enable our clinical staff to monitor and deliver patient care and record patient information more efficiently. We believe these systems have improved the quality of our medical and billing records, while improving the productivity of our staff. Such uses of information systems give rise to cybersecurity risks, including system disruption, security breach, ransomware, theft, espionage and inadvertent release of information.

RISK MANAGEMENT AND STRATEGY

Risk Management

We assess and identify security risk to the organization by:

- conducting risk assessments to determine the likelihood and magnitude of an attack from unauthorized access, use, disclosure, disruption, modification or destruction of information systems and the related information processes, stored, or transmitted;

- performing penetration testing assessments annually and producing security assessment reports that document the results of the assessment for use and review by information technology (IT) senior leadership, including the Service Center's Chief Information Officer;

- ensuring security controls are assessed for effectiveness, are implemented correctly, operating as intended and producing the desired outcome;

- continuously scanning for vulnerabilities and remediating vulnerabilities within their service level agreements in accordance with the associated risk level; and

- reviewing third party and vendor risks to our organization through an internal interdisciplinary Technology Advisory Committee that includes members from our IT, Information Security Office (ISO), legal, compliance, clinical, finance and billing departments.

Monitoring

We have established a continuous monitoring strategy and program, which includes:

- a set of defined security metrics to be monitored;
- performance of security control assessments on an ongoing basis;
- addressing results of analysis and reporting security status to the executive team;
- monitoring information systems to detect attacks and indicators of potential attacks or compromises;
- identification of unauthorized use of the information system resources;
- deployment of monitoring systems and agents strategically within the information system environment; and
- require that third party service providers who store, process or transmit data with access to electronic Protected Health Information (ePHI) undergo an independent third-party audit to achieve system organization controls certification annually.

Data Protection

We have implemented an Information Security Management System Program to secure sensitive data protected by us. This program includes:

- establishing policies governing data security;
- monitoring data access throughout the organization's independent subsidiaries;
- providing continuous security training and awareness;
- establishing controls over devices on the network which are actively tracked, monitored and evaluated for new, missing, or updated software needed to strengthen security on the device, patch known vulnerabilities, or stabilize software or operating system issues;
- protecting sensitive data through encryption techniques; and
- designing and implementing systems to include backup and recoverability principles, such as periodic data backups and safeguards in the case of a disaster.

Incident Management Plan

Our cybersecurity incident management plan comprises the following six-step process:

- The Service Center's Chief Information Officer and Chief Information Security Officer oversee its ISO team in the development, documentation, review and testing of security procedures and incident management procedures. Beyond initial creation, procedures are continually re-assessed, updated and tested on an ongoing basis.
- The ISO team works with the Executive Team on the identification, assessment, verification and classification of incidents to determine affected stakeholders and appropriate parties for contact.
- The Service Center's Chief Information Officer and Chief Information Security Officer are responsible for launching the Incident Response Team (IRT) if necessary and for notification to the Executive Team, who in turn will contact the Board of Directors and the Audit Committee to validate that the response is being addressed appropriately.
- The IRT, in consultation with outside experts if needed, is responsible for the following:
  - Initial containment by making tactical changes to the computing environment to mitigate active threats based on currently known information.
  - Analysis to establish the root cause of incidents, identification and evidence collection from all affected machines and log sources, threat intelligence and other information sources. Once all appropriate information has been collected, we perform a careful analysis using forensically sound tools and methods to prevent any contamination of evidence.
  - Incident containment by further analyzing additional information and further identifying any additional compromised machines or resources not previously identified.
  - Incident eradication by re-assessing the root cause of incidents where solutions are then implemented to solve underlying problems and prevent re-occurrence.
  - Recovery and restoring normal business functionality, which includes the reversal of any damage caused by the incident and responding as necessary.

- Review after closure of each incident and conducting a lessons learned analysis to improve prevention and help to make incident response processes more efficient and effective. Also, the IRT evaluates competency and any additional training requirements needed. A final incident report will then be provided to key stakeholders and IRT members, which includes, but is not limited to the summary of the incident and its impact, a timeline of events, a detailed description of the incident, an evaluation of the organizational response and an assessment of the damages.

We have not experienced a material cybersecurity breach. While we have implemented processes and procedures that we believe are tailored to address and mitigate the cybersecurity threats that our company faces, there can be no assurances that such an incident will not occur despite our efforts, as more fully described in Item 1A. *Risk Factors*.

GOVERNANCE

Our Audit Committee receives quarterly reports on our information security and cyber fraud prevention programs from the Service Center's Chief Information Officer and Chief Information Security Officer, who each have over 24 years of experience in IT, including various leadership roles at other large corporations. One of the three members of our Audit Committee is a cybersecurity expert.

The ISO has been established by the Service Center's Chief Information Officer, with dedicated cyber security staff focusing on security monitoring, vulnerability management, incident response, risk assessments, employee training, security engineering and management of cyber security policies, standards and regulatory compliance. Like many organizations, we align to a Cyber Security Framework and take a risk-based approach during control assessment and implementation. We align to the National Institute of Standards and Technology (NIST) Special Publication 800-53 Revision 5, a globally recognized cyber security framework of Policies, Standards and Controls is comprised of five categories of defense – Identify, Protect, Detect, Respond and Recover. We are committed to the protection of our data, systems, network and continually invest in enhancements to mitigate or reduce the impact from a cyber security threat. We conduct periodic tests to maintain readiness and resiliency while regularly reviewing policies in the interest of protecting data security. External companies or agencies may be called upon to provide consulting, guidance, assistance, or some other form of support in response to a cybersecurity incident. The regular training of employees, at least annually, on the ever-present threat of cybersecurity helps maintain data security.

Item 2.   PROPERTIES

Service Center — Our primary Service Center is located at our San Juan Capistrano, California campus, which we acquired for a purchase price of $31.0 million to accommodate our growing Service Center team. The property consists of approximately 108,058 square feet of usable office space. In addition, we lease a portion of the space within the campus to third-party tenants. We also have service centers located in Tempe, Arizona; San Antonio, Texas; Dallas, Texas and Salt Lake City, Utah.

Operating Facilities — We operate 373 independent subsidiaries in Alabama, Alaska, Arizona, California, Colorado, Idaho, Iowa, Kansas, Nebraska, Nevada, Oregon, South Carolina, Tennessee, Texas, Utah, Washington and Wisconsin, with the operational capacity to serve approximately 41,000 patients as of December 31, 2025. Of the 373 facilities, we operate 253 facilities under long-term lease arrangements and have options to purchase 8 of those 253 facilities. The results of our independent subsidiaries are reflected in our skilled services segment for our skilled nursing operations and in the "All Other" category for our senior living operations. For more information about our subsequent acquisitions, see Part II., *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following table sets forth the location of our facilities and the number of operational beds and units located at our skilled nursing, senior living and campus facilities as of December 31, 2025:

	Facility Counts				Bed / Unit Counts		
	Skilled Operations	**Senior Living Communities**	**Campus Operations**[1]	**Total**	**Skilled Operational Beds**	**Senior Living Units**	**Total Beds / Units**
Texas	79	1	5	85	10,242	605	10,847
California	78	4	3	85	8,198	378	8,576
Arizona	34	1	6	41	5,170	891	6,061
Colorado	33	5	1	39	3,541	633	4,174
Utah	26	2	1	29	2,412	163	2,575
Washington	17	1	—	18	1,608	98	1,706
Idaho	14	—	1	15	1,301	21	1,322
Kansas	4	—	8	12	883	251	1,134
Tennessee	11	—	—	11	1,122	—	1,122
South Carolina	9	—	—	9	1,126	—	1,126
Iowa	7	—	2	9	602	31	633
Nebraska	4	1	3	8	496	199	695
Wisconsin	4	—	—	4	302	—	302
Nevada	3	—	—	3	483	—	483
Alaska	1	1	—	2	146	82	228
Alabama	2	—	—	2	181	—	181
Oregon	—	—	1	1	98	50	148
	326	**16**	**31**	**373**	**37,911**	**3,402**	**41,313**

(1) Campuses represent facilities that offer both skilled nursing and senior living services.

The following table provides summary information regarding the location of our facilities, operational beds and units by property type as of December 31, 2025:

	Operated Facilities							
	Leased without a Purchase Option		**Leased with a Purchase Option**		**Owned**		**Total**	
	Facilities	**Beds/Units**	**Facilities**	**Beds/Units**	**Facilities**	**Beds/Units**	**Facilities**	**Beds/Units**
Texas	56	6,975	2	220	27	3,652	85	10,847
California	73	7,243	—	—	12	1,333	85	8,576
Arizona	24	3,515	—	—	17	2,546	41	6,061
Colorado	29	3,088	1	125	9	961	39	4,174
Utah	12	1,314	2	159	15	1,102	29	2,575
Washington	12	1,085	—	—	6	621	18	1,706
Idaho	9	732	—	—	6	590	15	1,322
Kansas	2	147	3	325	7	662	12	1,134
Tennessee	8	822	—	—	3	300	11	1,122
South Carolina	4	582	—	—	5	544	9	1,126
Iowa	6	399	—	—	3	234	9	633
Nebraska	5	364	—	—	3	331	8	695
Wisconsin	—	—	—	—	4	302	4	302
Nevada	3	483	—	—	—	—	3	483
Alaska	—	—	—	—	2	228	2	228
Alabama	2	181	—	—	—	—	2	181
Oregon	—	—	—	—	1	148	1	148
	245	**26,930**	**8**	**829**	**120**	**13,554**	**373**	**41,313**

Real Estate Properties — As of December 31, 2025, we owned 158 real estate properties in Alaska, Arizona, California, Colorado, Idaho, Iowa, Kansas, Nebraska, Nevada, Oregon, South Carolina, Tennessee, Texas, Utah, Washington and Wisconsin, which include 120 of the 373 facilities that we operate and manage. Of our 158 real estate properties, 38 operations are leased to and operated by third-party operators. One senior living facility is located on the same real estate property as a skilled nursing facility that we own and operate. We further own the real estate property of our Service Center's California location and continue to lease a portion of the office space to third-party tenants. Our Standard Bearer segment reflects the results of operations for 152 of the 158 owned real estate properties.

The following table provides summary information regarding the location of our owned and operated real estate properties as of December 31, 2025:

	Facility Counts				Bed / Unit Counts		
	Skilled Operations	Senior Living Communities	Campus Operations[1]	Total	Skilled Operational Beds	Senior Living Units	Total Beds / Units
Texas	22	1	4	27	3,077	575	3,652
Arizona	12	—	5	17	2,052	494	2,546
Utah	15	—	—	15	1,102	—	1,102
California	11	—	1	12	1,291	42	1,333
Colorado	6	3	—	9	592	369	961
Kansas	2	—	5	7	495	167	662
Washington	6	—	—	6	621	—	621
Idaho	6	—	—	6	590	—	590
South Carolina	5	—	—	5	544	—	544
Wisconsin	4	—	—	4	302	—	302
Nebraska	1	1	1	3	171	160	331
Tennessee	3	—	—	3	300	—	300
Iowa	3	—	—	3	234	—	234
Alaska	1	1	—	2	146	82	228
Oregon	—	—	1	1	98	50	148
	97	**6**	**17**	**120**	**11,615**	**1,939**	**13,554**

(1) Campuses represent facilities that offer both skilled nursing and senior living services.

The following table provides summary information regarding the location of our owned real estate properties as of December 31, 2025:

	Owned and Operated by Ensign[1]	Owned and Leased to Third-Party Operators[1]	Service Center	Total Properties[1]
Texas[1]	27	9	—	35
Wisconsin	4	22	—	26
Arizona	17	1	—	18
Utah	15	—	—	15
California	12	2	1	15
Colorado	9	—	—	9
Washington	6	3	—	9
Kansas	7	—	—	7
Idaho	6	—	—	6
South Carolina	5	—	—	5
Iowa	3	—	—	3
Nebraska	3	—	—	3
Tennessee	3	—	—	3
Alaska	2	—	—	2
Oregon	1	—	—	1
Nevada	—	1	—	1
	120	**38**	**1**	**158**

(1) One senior living operation in Texas, which is owned by an independent subsidiary of Ensign and leased to a third-party operator, is located on the same real estate property as a skilled nursing facility that we own and operate. In this situation, the senior living operation is included in the total under "Owned and Leased to Third Party Operators" and the skilled nursing operation is included in the total under "Owned and Operated by Ensign", however, the amount reflected under "Total Properties" only recognizes the operation as a single property.

Item 3. LEGAL PROCEEDINGS

Indemnities — From time to time, we enter into contracts that contingently require us to indemnify parties against third-party claims. These contracts primarily include (i) certain real estate leases, under which we may be required to indemnify property owners or prior facility operators for post-transfer environmental or other liabilities and other claims arising from our use of the applicable premises, (ii) operations transfer agreements, in which we agree to indemnify past operators of facilities we acquire against certain liabilities arising from the transfer of the operation and/or the operation thereof after the transfer to our independent subsidiary, (iii) certain lending agreements, under which we may be required to indemnify the lender against various claims and liabilities, and (iv) certain agreements with our officers, directors and others, under which we may be required to indemnify such persons for liabilities based on the nature of their relationship to us. The terms of such obligations vary by contract and, in most instances, do not expressly state or include a specific or maximum dollar amount. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, because no claims have been asserted, no liabilities have been recorded for any such potential obligation on our balance sheets for any of the periods presented.

Litigation and Regulatory Matters — Laws and regulations governing Medicare and Medicaid programs are complex and subject to review and interpretation. Compliance with such laws and regulations is evaluated regularly, the results of which can be subject to future governmental review and interpretation and can include significant regulatory action with the possibility of fines, penalties, and exclusion from certain governmental programs. Included in these laws and regulations is the Health Insurance Portability and Accountability Act of 1996 (monitored and enforced by the Office of Civil Rights), the terms of which require healthcare providers (among other things) to safeguard the privacy and security of certain patient protected health information.

We and our independent subsidiaries are party to various legal actions and administrative proceedings and are subject to various claims arising in the ordinary course of business, including claims that services provided to patients by our independent subsidiaries have resulted in injury or death, and claims related to employment and commercial matters. For example, in a four-week medical negligence trial in the State of Arizona, the jury returned a verdict against one of our independent subsidiaries in late November 2023. We are in the process of appealing the jury verdict. We have in the past appealed similar decisions and have, in some circumstances, received decisions in our favor. Although we intend to vigorously defend against these claims and in general these types of claims and cases, there can be no assurance that the outcomes of these matters will not have a material adverse effect on operational results and financial condition. Additionally, in certain states in which we have or have had independent subsidiaries, insurance coverage for the risk of punitive damages arising from general and professional liability litigation may not be available due to state law and/or public policy prohibitions. There can be no assurance that we and or our independent subsidiaries will not be liable for punitive damages awarded in litigation arising in states for which punitive damage insurance coverage is not available.

The skilled nursing and post-acute care industry is heavily regulated. As such, we and our independent subsidiaries are continuously subject to state and federal regulatory scrutiny, supervision and intervention in the ordinary course of business. Such regulatory scrutiny often includes inquiries, investigations, examinations, audits, site visits and surveys, some of which are non-routine. In addition to being subject to regulatory oversight from state and federal agencies, the skilled nursing and post-acute care industry is also subject to regulatory requirements which, if noncompliance is identified, could result in civil, administrative or criminal fines, penalties or restitutionary relief, and/or reimbursement; authorities could also seek the suspension or exclusion of a provider or individual from participation in State and Federal healthcare programs. We believe that there has been, and will continue to be, an increase in governmental investigations of post-acute providers, particularly in alleged Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Adverse determinations in civil legal proceedings or governmental investigations, whether currently asserted or arising in the future, could have a material adverse effect on our financial position, results of operations, and cash flows. Additionally, such proceedings and/or investigations can be a distraction to the business of our independent subsidiaries.

We, on behalf of our independent subsidiaries, received a Civil Investigative Demand (CID) from the U.S. Department of Justice (DOJ) in January of 2024 indicating that the DOJ is investigating the Company to determine whether claims have been submitted to Medicare and Texas Medicaid for services which were unnecessary or otherwise not consistent with existing reimbursement requirements. The CID covers the period from January 1, 2016 to the present. As a general matter, our independent subsidiaries maintain policies and procedures to promote compliance with all applicable Medicare and Medicaid requirements, including but not limited to those relating to the presentation of claims for reimbursement for services provided. We are fully cooperating with the DOJ in response to the CID. However, we cannot predict the outcome of the investigation or its potential impact on the consolidated financial statements.

In addition to the potential lawsuits and claims described above, we and our independent subsidiaries are also subject to potential lawsuits under the FCA and comparable state laws alleging the submission of fraudulent claims for services to any Federal and State healthcare program (such as Medicare or Medicaid). A violation may provide the basis for exclusion from federally funded healthcare programs. Such exclusions could also have a correlative negative impact on our financial performance. In addition, and pursuant to the qui tam or "whistleblower" provisions of the FCA, a private individual with knowledge of fraud or potential fraud may bring a claim on behalf of the Federal government, and receive a percentage of any recovery obtained. Due to these whistleblower incentives, qui tam lawsuits have become more frequent.

For example, on May 31, 2018, we, on behalf of our independent subsidiaries, received a CID from the DOJ stating that it was investigating to determine whether there had been a violation of the FCA and/or the Anti-Kickback Statute (AKS) with respect to the relationships between certain of our independent subsidiaries and persons who serve or have served as medical directors. We fully cooperated with the DOJ and promptly responded to its requests for information. In April 2020, we were advised that the DOJ declined to intervene in any subsequent action filed in connection with the subject matter of this investigation. Despite the decision of the DOJ to decline to participate in litigation based on the subject matter of its previously issued CID, the involved qui tam relator moved forward with the complaint in December 2020. From that time until December 2023, and notwithstanding our success in early pre-trial motions, we continued to incur legal defense costs and fees, including significant amounts related to the mandatory exchange of information between the parties in the fourth quarter of 2023. In 2024, we entered into mediation with the involved parties and agreed to settle the civil case for $48.0 million. Following the finalization of the settlement documents and payment of the settlement funds, the qui tam complaint was dismissed and the matter was fully resolved. The settlement does not include admissions on the part of the Company or our independent subsidiaries, and we maintain that we have consistently complied with and continue to comply with all applicable State and Federal statutes (including but not limited to the FCA and the AKS).

In addition to the FCA, some states, including California, Arizona and Texas, have enacted similar whistleblower and false claims laws and regulations. Further, the Deficit Reduction Act of 2005 created incentives for states to enact anti-fraud legislation modeled on the FCA. As such, we and our independent subsidiaries could face increased scrutiny, potential liability and legal expenses and costs based on claims under state false claims acts in markets where our independent subsidiaries do business.

Under the Fraud Enforcement and Recovery Act of 2009 (FERA), health care providers face significant penalties for the knowing retention of government overpayments, even if no false claim was involved. Health care providers can now be liable for knowingly and improperly avoiding or decreasing an obligation to pay money or property to the government. This includes the retention of any government overpayment. The government can argue, therefore, that an FCA violation can occur without any affirmative fraudulent action or statement, if the action or statement is knowingly improper. In addition, FERA extended protections against retaliation for whistleblowers, including protections not only for employees, but also contractors and agents. Thus, an employment relationship is generally not required in order to qualify for protection against retaliation for whistleblowing.

Healthcare litigation (including class action litigation) is common and is filed based upon a wide variety of claims and theories. We and our independent subsidiaries have been subjected to, and/or are currently involved in, class action litigation alleging violations (alone or in combination) of state and federal wage and hour law related to the alleged failure to pay wages, to timely provide and compensate meal and rest breaks, and other such similar causes of action.

We and our independent subsidiaries have been, and continue to be, subject to claims, findings and legal actions that arise in the ordinary course of the various businesses, including in connection with the delivery of healthcare and non-healthcare services. These claims include but are not limited to potential claims related to patient care and treatment (professional negligence claims) as well as employment related claims. In addition, these claims could impact our ability to procure insurance to cover our exposure related to the various services provided by our independent subsidiaries to their residents, customers and patients. In 2025, we agreed to settle substantially all alleged wage, hour or labor code-related violations asserted on a class or representative basis against our independent subsidiaries in California for purported violations occurring during the six year period ending December 2025, for $12.0 million, pending court approval. While we have been able to settle or otherwise resolve many of these types of claims without an ongoing material adverse effect on our business, a significant increase in the number of these claims, or an increase in the amounts owed should plaintiffs be successful in their prosecution of remaining or future claims, could materially adversely affect our business, financial condition, results of operations and cash flows.

From time to time, various state or Federal agencies may issue requests for information, including but not limited to a subpoena. As an example, OHCA is currently conducting a CMIR with respect to specific components of a proposed transaction involving three of our California operations. We provided OHCA with requested information regarding specific components of the proposed transaction as part of the CMIR. We have been unable to effect resolution including attempts to narrow the scope, and limit the requests to our independent subsidiaries operating in California. We have filed a Petition in the Superior Court of the State of California, County of Orange, seeking a declaration that the CMIR regulations violate the United States Constitution and/or the California Constitution, and is void and unenforceable as applied to us. We also have requested that OHCA be ordered to withdraw the subpoena and close the inquiry, so the underlying transaction can be completed.

Both government and private pay sources have instituted cost-containment measures designed to limit payments made to providers of healthcare services, and there can be no assurance that future measures designed to limit payments made to providers will not adversely affect us.

Medicare Revenue Recoupments — We and our independent subsidiaries are subject to regulatory reviews relating to the provision of Medicare services, billings and potential overpayments resulting from reviews conducted via RAC, and various Program Safeguard Contractors and Medicaid Integrity Contractors (collectively referred to as Reviews). Reviews vary in claim selection size and processes, ranging from a single episode/claim to larger, multi-claim batches; and from single rounds of review to reviews of multiple rounds with pass/fail criteria. If an operation has a significant error or fails a Review and/or subsequent Reviews, the operation could then be subject to extended review or an extrapolation of the identified error rate to billings in the same time period. We anticipate that these Reviews could increase in frequency in the future. As of December 31, 2025, and through the filing date of this report, 25 of our independent subsidiaries had multi-claim Reviews scheduled or in process.

Item 4.   MINE SAFETY DISCLOSURES

None.

PART II.
Item 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded under the symbol "ENSG" on the NASDAQ Global Select Market. As of January 30, 2026, there were approximately 392 holders of record of our common stock.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act that might incorporate future filings, including the Annual Report on Form 10-K, in whole or in part, the Stock Performance Graph and supporting data which follows shall not be deemed to be incorporated by reference into any such filings except to the extent that we specifically incorporate any such information into any such future filings.

The graph below shows the cumulative total stockholder return of investment of $100 (and the reinvestment of any dividends thereafter) on December 31, 2020 in (i) our common stock, (ii) the NASDAQ Composite Index, (iii) our peer group and (iv) the S&P 400 Healthcare Sector. Our stock price performance shown in the graph below is not indicative of future stock price performance.

The S&P 400 Healthcare Sector has been added to the performance graph for the fiscal year ended December 31, 2025, and we plan to include it in the future filings, as we believe the S&P 400 Health Care Sector provides a broader and more representative public industry index that includes companies operated within the healthcare industry.

COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN*
Among Ensign Group, the NASDAQ Composite Index, Our Peer Group and the S&P 400 Healthcare Sector
December 2025



*Assumes $100 invested on December 31, 2020 in stock in index, including reinvestment of dividends.
Fiscal year ended December 31.

	2020	2021	2022	2023	2024	2025
The Ensign Group, Inc.	$ 100.00	$ 115.42	$ 130.38	$ 154.95	$ 183.82	$ 241.38
NASDAQ Composite Index	100.00	122.18	82.43	119.22	154.48	187.14
Peer Group[1]	100.00	104.69	88.97	115.61	159.88	228.38
S&P 400 Health Care	100.00	111.35	89.02	89.48	94.19	99.29

(1) The current composition of our Peer Group is as follows: Amedysis, Inc., CareTrust REIT Inc., Encompass Healthcare Corp., LTC Properties, Inc., National Healthcare Corporation, National Health Investors, Inc., Omega Healthcare Investors, Inc., PACS Group, Inc., Select Medical Holdings Corp. and Welltower Inc.

Dividend Policy

We do not have a formal dividend policy, but we currently intend to continue to pay regular quarterly dividends to the holders of our common stock. We have been a dividend-paying company since 2002 and have increased our dividend every year for the last 23 years.

Issuer Repurchases of Equity Securities

Stock Repurchase Programs — On May 15, 2025, the Board of Directors approved a stock repurchase program pursuant to which we are authorized to repurchase up to $20.0 million of our common stock under the program for a period of approximately 12 months from June 16, 2025. During the year ended December 31, 2025, we did not repurchase any shares pursuant to this stock repurchase program.

On February 21, 2025, the Board of Directors approved a stock repurchase program pursuant to which we were authorized to repurchase up to $20.0 million of our common stock under the program for a period of approximately 12 months from March 26, 2025. During the year ended December 31, 2025, we repurchased 157 shares of our common stock for $20.0 million. This repurchase program expired upon the repurchase of the fully authorized amount under the plan and is no longer in effect.

A summary of the repurchase activity for the year ended December 31, 2025 (dollars in millions, shares in thousands, except per share amounts):

Period	Total Number of Shares Repurchased[1]	Average Price Per Share[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
First quarter of 2025	84	$ 128.33	$ 9.2
Second quarter of 2025	73	$ 125.94	$ 20.0
Third quarter of 2025	—	$ —	$ 20.0
October 1 to October 31, 2025	—	$ —	$ 20.0
November 1 to November 30, 2025	—	$ —	$ 20.0
December 1 to December 31, 2025	—	$ —	$ 20.0

(1) These purchases were effectuated through a Rule 10b5-1 trading plan adopted by the Company on February 21, 2025.
(2) The average price paid per share excludes any broker commissions.

Under our repurchase program, we are authorized to repurchase our issued and outstanding common shares from time to time in open-market and privately negotiated transactions, tender offers, pursuant to contractual provisions, and block trades, or otherwise in accordance with federal securities laws. The share repurchase program does not obligate us to acquire any specific number of shares. Any such repurchases will depend on our business strategy, prevailing market conditions, our liquidity requirements, contractual restrictions or covenants, compliance with securities laws, and other factors. The amounts involved in any such transaction may be material.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K. See Part I.Item 1A., Risk Factors and Cautionary Note Regarding Forward-Looking Statements.

For discussion of 2023 items and year-over-year comparisons between 2024 and 2023 that are not included in this 2025 Form 10-K, refer to "Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our Form 10-K for the year ended December 31, 2024, that was filed with the Securities and Exchange Commission on February 5, 2025.

Overview

We are a provider of health care services across the post-acute care continuum. We engage in the operation, ownership, acquisition, development and leasing of skilled nursing, senior living and other healthcare related properties and ancillary businesses located in 17 states. Our independent subsidiaries, each of which strive to be the operation of choice in the communities they serve, provide a broad spectrum of services. As of December 31, 2025, we offered skilled nursing, long term acute care, senior living and rehabilitative care services through 373 skilled nursing and senior living facilities. Our real estate portfolio includes 158 owned real estate properties, which includes 120 facilities operated and managed by us, 38 operations leased to and operated by third-party operators and the Service Center location. Of the 38 third-party operations, one senior living operation is located on the same real estate property as a skilled nursing operation that we own and operate.

The Ensign Group, Inc. is a holding company with no direct operating assets, employees or revenues. Our subsidiaries are operated by separate, independent entities, each of which has its own management, employees and assets. In addition, certain of our wholly-owned subsidiaries including Ensign Services, Inc. and Cornet Limited, Inc., referred to collectively as the Service Center, provide centralized accounting, payroll, human resources, information technology, legal, risk management and other centralized services to the other independent subsidiaries. We also have a wholly-owned captive insurance subsidiary that provides some claims-made coverage to our independent subsidiaries for general and professional liability, as well as coverage for certain workers' compensation insurance liabilities and our captive real estate trust owns and operates our real estate portfolio. Our captive real estate investment trust, Standard Bearer, owns and manages our real estate business. References herein to the consolidated "Company" and "its" assets and activities, as well as the use of the terms "we," "us," "our" and similar terms in this Annual Report, are not meant to imply, nor should they be construed as meaning that The Ensign Group, Inc. has direct operating assets, employees or revenue, or that any of the subsidiaries are operated by The Ensign Group, Inc.

Recent Activities

We believe we exist to dignify and transform post-acute care. We set out a strategy to achieve our goal of ensuring our patients are receiving the best possible care through our ability to acquire, integrate and improve our operations. Our results serve as a strong indicator that our strategy is working and our transformation is underway. Our dedication to our cultural and operational fundamentals continues to deliver strong results. Refer to *Results of Operations* for further discussion.

Operational Update — Our combined Same Facilities and Transitioning Facilities occupancy increased by 2.7% compared to the same period in 2024. Our focus on rebuilding census resulted in Same Facilities occupancy of 82.9% during the year ended December 31, 2025 compared to 80.9% in the same period in 2024. These results were possible due to the innovative approaches and strategic partnerships which supported our multiple year growth in occupancy improvements and continue to enable us to gain additional market share. These key initiatives together with our dedication to our cultural and operational fundamentals resulted in strong 2025 results.

Operational Expansions — During the year ended December 31, 2025, we expanded our operations with the addition of 40 stand-alone skilled nursing operations, five stand-alone senior living operations and one campus operation. These new operations added a total of 4,175 operational skilled nursing beds and 313 operational senior living units operated by our independent subsidiaries. Subsequent to December 31, 2025, we expanded our operations with the addition of five stand-alone skilled nursing operations that added 582 operational skilled nursing beds operated by our independent subsidiaries. Standard Bearer had previously purchased the real estate for two of these operations, which were subsequently transferred from a third-party operator to the our independent subsidiaries. Additionally, we invested in new ancillary services that are complementary to our existing businesses.

Expansion into New States — In the first quarter of 2025, we expanded our operations into the states of Alabama, Alaska and Oregon. These expansions are part of our strategic vision to further strengthen our growing national presence in both existing and new attractive markets.

Standard Bearer Update — Standard Bearer Healthcare REIT, Inc. (Standard Bearer), our captive REIT, is a holding company with subsidiaries that own a majority of our real estate portfolio. We expect the REIT structure to allow us to better demonstrate the growing value of our owned real estate and provide us with an efficient vehicle for future acquisitions of properties that could be operated by our independent subsidiaries or other third parties.

During the year ended December 31, 2025, Standard Bearer added $314.2 million of real estate associated with 25 stand-alone skilled nursing operations, one stand-alone senior living operation and two campus operations. Four of the acquisitions were related to exercising purchase options from CareTrust REIT, Inc. (CareTrust) lease arrangements where our independent subsidiaries have been operating and managing these locations. Of these additions, four stand-alone skilled nursing operations are leased to third-party operators and the remaining additions are operated by our independent subsidiaries. Our existing relationships with third-party operators within our industry have allowed us to expand our growing REIT structure to operators outside of our organization.

As of December 31, 2025, the fair value of Standard Bearer's real estate portfolio is approximately $1.7 billion. The fair value was determined by a third-party independent valuation specialist and incorporated each property's rental income, capitalization rate, rental yield rate and discount rate.

Subsequent to December 31, 2025, Standard Bearer added approximately $18.1 million of real estate associated with two stand-alone skilled nursing operations, as discussed above, where all of the stand-alone skilled nursing facilities were leased back to our independent subsidiaries. In addition, Standard Bearer had previously purchased the real estate for two of stand-alone skilled nursing operations, which were subsequently transferred from a third-party operator to the Company's independent subsidiaries.

Insignia Pathway - In November 2025, we donated $10.0 million to Insignia Pathway, a non-profit organization formed in 2024 with a mission to empower, support and expand the post-acute care workforce. Insignia Pathway is dedicated to inspiring the current and next generation to choose careers in this essential field. In its first year of operation, the charity awarded over $1.0 million in grants to Registered Nurses from 23 countries who have committed to work for U.S.-based skilled nursing providers. In total, we have donated $45.0 million to Insignia Pathway since its formation.

Common Stock Repurchase Program — On February 21, 2025, the Board of Directors approved a stock repurchase program pursuant to which we were authorized to repurchase up to $20.0 million of our common stock under the program for a period of approximately 12 months from March 26, 2025. During the year ended December 31, 2025, we repurchased 157 shares of our common stock for $20.0 million. This repurchase program expired upon the repurchase of the fully authorized amount under the plan and is no longer in effect.

On May 15, 2025, the Board of Directors approved a stock repurchase program pursuant to which we are authorized to repurchase up to $20.0 million of our common stock under the program for a period of approximately 12 months from June 16, 2025. During the year ended December 31, 2025, we did not repurchase any shares pursuant to this stock repurchase program.

Litigation — During the year ended December 31, 2025, we agreed to settle all alleged wage, hour or labor code-related violations asserted on a class or representative basis against our independent subsidiaries in California for purported violations occurring during the six year period ending December 2025, for $12.0 million, pending court approval.

Key Performance Indicators

We manage the fiscal aspects of our business by monitoring key performance indicators that affect our financial performance. Revenue associated with these metrics is generated based on contractually agreed-upon amounts or rate, excluding the estimates of variable consideration under the revenue recognition standard, Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606. These indicators and their definitions include the following:

Skilled Services

- *Routine revenue* — Routine revenue is generated by the contracted daily rate charged for all contractually inclusive skilled nursing services. The inclusion of therapy and other ancillary treatments varies by payor source and by contract. Services provided outside of the routine contractual agreement are recorded separately as ancillary revenue, including Medicare Part B therapy services, and are not included in the routine revenue definition.

- *Skilled revenue* — The amount of routine revenue generated from patients in the skilled nursing facilities who are receiving higher levels of care under Medicare, managed care, Medicaid, or other skilled reimbursement programs. The other skilled patients who are included in this population represent very high acuity patients who are receiving high levels of nursing and ancillary services which are reimbursed by payors other than Medicare or managed care. Skilled revenue excludes any revenue generated from our senior living services.

- *Skilled mix* — The amount of our skilled revenue as a percentage of our total skilled nursing routine revenue. Skilled mix (in days) represents the number of days our Medicare, managed care, or other skilled patients are receiving skilled nursing services at the skilled nursing facilities divided by the total number of days patients from all payor sources are receiving skilled nursing services at the skilled nursing facilities for any given period.

- *Average daily rates* — The routine revenue by payor source for a period at the skilled nursing facilities divided by actual patient days for that revenue source for that given period.

- *Occupancy percentage (operational beds)* — The total number of patients occupying a bed in a skilled nursing facility as a percentage of the beds in a facility which are available for occupancy during the measurement period.

- *Number of facilities and operational beds* — The total number of skilled nursing facilities that we own or operate, and the total number of operational beds associated with these facilities.

Skilled Mix — Like most skilled nursing providers, we measure both patient days and revenue by payor. Medicare, managed care and other skilled patients, whom we refer to as high acuity patients, typically require a higher level of skilled nursing and rehabilitative care. Accordingly, Medicare and managed care reimbursement rates are typically higher than from other payors. In most states, Medicaid reimbursement rates are generally the lowest of all payor types. Changes in the payor mix can significantly affect our revenue and profitability.

The following table summarizes our overall skilled mix from our skilled nursing services for the periods indicated as a percentage of our total skilled nursing routine revenue and as a percentage of total skilled nursing patient days:

	Year Ended December 31,	
Skilled Mix:	2025	2024
Days	30.7 %	29.9 %
Revenue	49.4 %	48.6 %

Occupancy — We define occupancy derived from our skilled services as the ratio of actual patient days (one patient day equals one patient occupying one bed for one day) during any measurement period to the number of beds in facilities which are available for occupancy during the measurement period. The number of beds in a skilled nursing facility that are actually operational and available for occupancy may be less than the total official licensed bed capacity. This sometimes occurs due to the permanent dedication of bed space to alternative purposes, such as enhanced therapy treatment space or other desirable uses calculated to improve service offerings and/or operational efficiencies in a facility. In some cases, three- and four-bed wards have been reduced to two-bed rooms for resident comfort, and larger wards have been reduced to conform to changes in Medicare requirements. These beds are seldom expected to be placed back into service. We believe that reporting occupancy based on operational beds is consistent with industry practices and provides a more useful measure of actual occupancy performance from period to period.

The following table summarizes our overall occupancy statistics for skilled nursing operations for the periods indicated:

	Year Ended December 31,	
Occupancy for skilled services:	2025	2024
Operational beds at end of period	37,911	33,547
Available patient days	13,134,528	11,710,297
Actual patient days	10,795,373	9,431,825
Occupancy percentage (based on operational beds)	82.2 %	80.5 %

Segments

We have two reportable segments: (1) skilled services, which includes the operation of skilled nursing facilities and rehabilitation therapy services and (2) Standard Bearer, which is comprised of select properties owned by us through our captive REIT and leased to skilled nursing and senior living operations, including our own independent subsidiaries and third-party operators.

We also reported an "all other" category that includes operating results from our senior living operations, mobile diagnostics, transportation, other real estate and other ancillary operations. These businesses are neither significant individually, nor in aggregate and therefore do not constitute a reportable segment. Our Chief Executive Officer, who is our chief operating decision maker, or CODM, reviews financial information at the operating segment level.

Revenue Sources

Skilled Services — Within our skilled nursing operations, we generate revenue from Medicaid, private pay, managed care and Medicare payors. We believe that our skilled mix, which we define as the number of days Medicare, managed care and other skilled patients are receiving services at our skilled nursing operations divided by the total number of days patients are receiving services at our skilled nursing operations, from all payor sources (less days from senior living services) for any given period, is an important indicator of our success in attracting high-acuity patients because it represents the percentage of our patients who are reimbursed by Medicare, managed care and other skilled payors, for whom we receive higher reimbursement rates.

We participate in supplemental payment programs and quality improvement programs in various states that provide supplemental Medicaid payments for skilled nursing facilities that are licensed to non-state government-owned entities such as city and county hospital districts. A number of our independent subsidiaries have entered into transactions with various hospital districts providing for the transfer of the licenses for those skilled nursing facilities to the hospital districts. Each affected independent subsidiary agreement between the hospital district and our subsidiary is terminable by either party to fully restore the prior license status.

Standard Bearer — We generate rental revenue primarily by leasing post-acute care properties that we acquired to healthcare operators under triple-net lease arrangements, whereby the tenants are solely responsible for the costs related to the property, including property taxes, insurance and maintenance and repair costs, subject to certain exceptions. As of December 31, 2025, our real estate portfolio within Standard Bearer is comprised of 152 real estate properties. Of these properties, 116 are leased to our independent subsidiaries and 37 are leased to facilities wholly-owned and managed by third-party operators. Of those 37 operations, one senior living operation is located on the same real estate property as a skilled nursing operation that an independent subsidiary operates. During the year ended December 31, 2025, we generated rental revenues of $126.9 million, of which $107.6 million was derived from our independent subsidiaries and therefore eliminated in consolidation.

Other — Within our senior living operations, we generate revenue primarily from private pay sources, with a portion earned from Medicaid payors or through other state-specific programs. Payment for these services varies and is based upon the service provided. The payment is adjusted for an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk.

Primary Components of Expense

Cost of Services (exclusive of rent and depreciation and amortization shown separately) — Our cost of services represents the costs of operating our operating subsidiaries, which primarily consists of payroll and related benefits, supplies, purchased services, and ancillary expenses such as the cost of pharmacy and therapy services provided to patients. Cost of services also includes the cost of general and professional liability insurance, rent expenses related to leasing our operational facilities that are not included in facility rent - cost of services, and other general cost of services with respect to our operations.

Facility Rent - Cost of Services — Rent - cost of services consists solely of base minimum rent amounts payable under lease agreements to third-party real estate owners. Our independent subsidiaries lease and operate but do not own the underlying real estate and these amounts do not include taxes, insurance, impounds, capital reserves or other charges payable under the applicable lease agreements. Expenses related to leasing our operations are included in cost of services.

General and Administrative Expense — General and administrative expense consists primarily of payroll and related benefits and travel expenses for our Service Center personnel, including training and other operational support. General and administrative expense also includes professional fees (including accounting and legal fees), costs relating to our information systems and stock-based compensation related to our Service Center employees.

Depreciation and Amortization — Property and equipment are recorded at their original historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. The following is a summary of the depreciable lives of our depreciable assets:

Buildings and improvements	Minimum of three years to a maximum of 59 years, generally 45 years
Leasehold improvements	Shorter of the lease term or estimated useful life, generally 5 to 15 years
Furniture and equipment	3 to 10 years

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The preparation of these financial statements and related disclosures requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We believe that the application of the following accounting policies, which are important to our financial position and results of operations, require significant judgments and estimates on the part of management. For a summary of our significant accounting policies, including the accounting policies discussed below, see Note 2, *Summary of Significant Accounting Policies* of the Notes to the Consolidated Financial Statements.

Variable consideration within revenue recognition — Revenue recognized from healthcare services are adjusted for estimates of variable consideration to arrive at the transaction price. We determine the transaction price based on contractually agreed-upon amounts or rates, adjusted for estimates of variable consideration. We use the expected value method in determining the variable component that should be used to arrive at the transaction price, using contractual agreements and historical reimbursement experience within each payor type. The amount of variable consideration which is included in the transaction price may be constrained and is included in the net revenue only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. If actual amounts of consideration ultimately received differ from our estimates, we adjust these estimates, which would affect net service revenue in the period such variances become known.

Self-insurance for general and professional liability — The self-insured retention and deductible limits for general and professional liability for all states, except Kansas, are self-insured through our wholly owned captive insurance subsidiary (the Captive Insurance), the related assets and liabilities of which are included in the accompanying consolidated balance sheets. Our general and professional liability as of the years ended December 31, 2025 and 2024 was $186.8 million and $160.1 million, respectively.

Our policy is to accrue amounts equal to the actuarially estimated costs to settle open claims of insureds, as well as an estimate of the cost of insured claims that have been incurred but not reported. We develop information about the size of the ultimate claims based on historical experience, current industry information and actuarial analysis and evaluate the estimates for claim loss exposure on a quarterly basis. We use actuarial valuations to estimate the liability based on historical experience and industry information.

RESULTS OF OPERATIONS

We believe we exist to dignify and transform post-acute care. We set out a strategy to achieve our goal of ensuring our patients are receiving the best possible care through our ability to acquire, integrate and improve our operations. Our results serve as a strong indicator that our strategy is working and our transformation is underway. Over the last five years, our total revenue increased by $2.7 billion, or 111%, representing a 16% compound annual growth rate (CAGR) while our diluted GAAP earning per share (EPS) grew by $2.78 from 2020 to 2025, representing a 14% CAGR.

Our total revenue for the year ended December 31, 2025 increased $797.4 million, or 18.7%, compared to the year ended December 31, 2024. Throughout 2025, we have continued to make progress on targeted initiatives related to increasing occupancy and the level of acuity and complexity of the patients we serve in our facilities, attracting and developing our people and acquiring underperforming skilled nursing operations and integrating them with our proven cultural and operational principles. During the year ended December 31, 2025, we added 46 new operations. We consistently experience healthy growth in both revenue and overall results as we continue to work diligently with existing and recently acquired operations so that each operation can reach its full clinical and financial potential.

Our Same Facilities occupancy increased by 2.5% to 82.9% during the year ended December 31, 2025 compared to the same period in 2024, demonstrating our ability to gain additional market share even at our more mature operations. Further, our Transitioning Facilities occupancy increased by 4.2% to 84.2% compared to the same period in 2024, highlighting our ability to organically grow and transform underperforming operations that we have acquired.

Throughout most of our history, our business has been affected by seasonal fluctuations in occupancy and acuity, which are most prominent when comparing the summer and winter months of the calendar year. For skilled nursing occupancy and skilled mix, we typically experience stronger occupancy and acuity during the first and fourth quarters and softening in the second and third quarters. Additionally, we historically have acquired operations with lower occupancy and skilled mix. As these operations become "operations of choice" in each of their respective healthcare markets, we typically see both occupancy and skilled mix increase.

Our strength remains in our operating model, which empowers each operator to form their own market-specific strategy and adjust to the needs of their local medical communities, including methods for attracting new healthcare professionals into our workforce and retaining and developing existing staff. As we continue to execute on core fundamentals, we continue to see positive trends on both turnover and agency usage across our operations. During 2025, we added over 6,700 full-time equivalent team members, or 17%, to our independent subsidiaries and the Service Center.

The following table sets forth details of operating results for our revenue, expenses and earnings, and their respective components, as a percentage of total revenue for the periods indicated:

	Year Ended December 31,	
	2025	2024
REVENUE:		
Service revenue	99.5 %	99.5 %
Rental revenue	0.5	0.5
TOTAL REVENUE	**100.0 %**	**100.0 %**
Expenses:		
Cost of services	79.5	79.3
Rent—cost of services	4.7	5.1
General and administrative expense	5.3	5.3
Depreciation and amortization	2.1	1.9
TOTAL EXPENSES	**91.6 %**	**91.6 %**
Income from operations	8.4	8.4
Other income (expense):		
Interest expense	(0.2)	(0.2)
Interest income	0.5	0.7
Other income	0.3	0.2
OTHER INCOME, NET	**0.6 %**	**0.7 %**
Income before provision for income taxes	9.0	9.1
Provision for income taxes	2.2	2.1
NET INCOME	**6.8 %**	**7.0 %**
Less: net income attributable to noncontrolling interests	—	—
Net income attributable to The Ensign Group, Inc.	**6.8 %**	**7.0 %**

	Year Ended December 31,			
	2025		2024	
SEGMENT INCOME[1]	*(In thousands)*			
Skilled services	$	616,397	$	518,463
Standard Bearer[2]		37,623		29,335
NON-GAAP FINANCIAL MEASURES:				
PERFORMANCE METRICS				
Adjusted EBT	$	515,860	$	427,976
EBITDA		543,132		449,284
Adjusted EBITDA		602,350		490,392
FFO for Standard Bearer		75,222		58,632
VALUATION METRICS				
Adjusted EBITDAR	$	841,662		

(1) Segment income represents operating results of the reportable segments excluding gain and loss on sale of assets, real estate insurance recoveries and losses, impairment charges and provision for income taxes. Included in segment income for Standard Bearer are expenses for intercompany management fees between Standard Bearer and the Service Center and intercompany interest expense. Segment income is reconciled to the Consolidated Statement of Income in Note 7, *Business Segments* in Notes to Financial Statements of this Annual Report on Form 10-K.
(2) Standard Bearer segment income includes rental revenue and expenses from our independent subsidiaries.

The following discussion includes references to Adjusted EBT, EBITDA, Adjusted EBITDA, Adjusted EBITDAR and Funds from Operations (FFO) which are non-GAAP financial measures (collectively, the Non-GAAP Financial Measures). Regulation G, Conditions for Use of Non-GAAP Financial Measures, and other provisions of the Securities Exchange Act of 1934, as amended (the Exchange Act), define and prescribe the conditions for use of certain non-GAAP financial information. These Non-GAAP Financial Measures are used in addition to and in conjunction with results presented in accordance with GAAP. These Non-GAAP Financial Measures should not be relied upon to the exclusion of GAAP financial measures. These Non-GAAP Financial Measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

We believe the presentation of certain Non-GAAP Financial Measures are useful to investors and other external users of our financial statements regarding our results of operations because:

- they are widely used by investors and analysts in our industry as a supplemental measure to evaluate the overall performance of companies in our industry without regard to items such as interest income, interest expense and depreciation and amortization, which can vary substantially from company to company depending on the book value of assets, capital structure and the method by which assets were acquired; and
- they help investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

We use the Non-GAAP Financial Measures:

- as measurements of our operating performance to assist us in comparing our operating performance on a consistent basis;
- to allocate resources to enhance the financial performance of our business;
- to assess the value of a potential acquisition;
- to assess the value of a transformed operation's performance;
- to evaluate the effectiveness of our operational strategies; and
- to compare our operating performance to that of our competitors.

We use certain Non-GAAP Financial Measures to compare the operating performance of each operation. These measures are useful in this regard because they do not include such costs as other expense, income taxes, depreciation and amortization expense, which may vary from period-to-period depending upon various factors, including the method used to finance operations, the amount of debt that we have incurred, whether an operation is owned or leased, the date of acquisition of a facility or business, and the tax law of the state in which a business unit operates.

We also establish compensation programs and bonuses for our leaders that are partially based upon the achievement of certain Non-GAAP Financial Measures.

Despite the importance of these measures in analyzing our underlying business, designing incentive compensation and for our goal setting, the Non-GAAP Financial Measures have no standardized meaning defined by GAAP. Therefore, certain of our Non-GAAP Financial Measures have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for analysis of our results as reported in accordance with GAAP. Some of these limitations are:

- they do not reflect our current or future cash requirements for capital expenditures or contractual commitments;
- they do not reflect changes in, or cash requirements for, our working capital needs;
- they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- they do not reflect rent expenses, which are necessary to operate our leased operations, in the case of Adjusted EBITDAR;
- they do not reflect any income tax payments we may be required to make;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and do not reflect any cash requirements for such replacements; and
- other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement net income on a basis prepared in accordance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business. Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because these Non-GAAP Financial Measures are not standardized, it may not be possible to compare these financial measures with other companies' Non-GAAP financial measures having the same or similar names. These Non-GAAP Financial Measures should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP. We strongly urge you to review the reconciliation of income from operations to the Non-GAAP Financial Measures in the table below, along with our Financial Statements and related notes included elsewhere in this document.

We use the following Non-GAAP financial measures that we believe are useful to investors as key valuation and operating performance measures:

PERFORMANCE MEASURES

Adjusted EBT

We adjust income before provision for income taxes (Adjusted EBT) when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance. We believe that the presentation of Adjusted EBT, when combined with income before provision for income taxes and GAAP net income attributable to The Ensign Group, Inc., is beneficial to an investor's complete understanding of our operating performance. We use this performance measure as an indicator of business performance, as well as for operational planning, decision-making purposes and to determine compensation in our executive compensation plan.

Adjusted EBT is income before provision for income taxes adjusted for non-core business items, which for the reported periods includes, to the extent applicable:

- stock-based compensation expense;
- acquisition related costs;
- costs incurred related to system implementations;
- litigation;
- gain on business interruption recoveries and loss on long-lived assets;
- gain on other investments;
- write off of deferred financing fees; and
- amortization of patient base intangible assets.

EBITDA

We believe EBITDA is useful to investors in evaluating our operating performance because it helps investors evaluate and compare the results of our operations from period to period by removing the impact of our asset base (depreciation and amortization expense) from our operating results.

We calculate EBITDA as net income, adjusted for net losses attributable to noncontrolling interest, before (a) interest income, (b) provision for income taxes, (c) depreciation and amortization, and (d) interest expense.

Adjusted EBITDA

We adjust EBITDA when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance, in the case of Adjusted EBITDA. We believe that the presentation of Adjusted EBITDA, when combined with EBITDA and GAAP net income attributable to The Ensign Group, Inc., is beneficial to an investor's complete understanding of our operating performance.

Adjusted EBITDA is EBITDA adjusted for the same non-core business items as listed in Adjusted EBT, except for amortization of patient base intangible assets and write off of deferred financing fees.

Funds from Operations (FFO)

We consider FFO to be a useful supplemental measure of the operating performance of Standard Bearer. Historical cost accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time as evidenced by the provision for depreciation. However, since real estate values have historically risen or fallen with market conditions, many real estate investors and analysts have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient. In response, the National Association of Real Estate Investment Trusts (NAREIT) created FFO as a supplemental measure of operating performance for REITs, which excludes historical cost depreciation from net income. We define (in accordance with the definition used by NAREIT) FFO to consist of Standard Bearer segment income, excluding depreciation and amortization related to real estate, gains or losses from the sale of real estate, insurance recoveries related to real estate and impairment of long-lived assets.

VALUATION MEASURE

Adjusted EBITDAR

We use Adjusted EBITDAR as one measure in determining the value of prospective acquisitions. It is also a commonly used measure by our management, research analysts and investors, to compare the enterprise value of different companies in the healthcare industry, without regard to differences in capital structures and leasing arrangements. Adjusted EBITDAR is a financial valuation measure that is not specified in GAAP. This measure is not displayed as a performance measure as it excludes rent expense, which is a normal and recurring operating expense, and is therefore presented only for the current period.

The adjustments made and previously described in the computation of Adjusted EBITDA are also made when computing Adjusted EBITDAR. We calculate Adjusted EBITDAR by excluding rent-cost of services from Adjusted EBITDA.

We believe the use of Adjusted EBITDAR allows the investor to compare operational results of companies who have operating and capital leases. A significant portion of capital lease expenditures are recorded in interest, whereas operating lease expenditures are recorded in rent expense.

The table below reconciles income before provision for income taxes to Adjusted EBT for the periods presented:

	Year Ended December 31,	
	2025	**2024**
Consolidated statements of income data:	*(In thousands)*	
Income before provision for income taxes	$ 455,622	$ 386,094
Stock-based compensation expense	48,299	36,226
Litigation[1]	12,000	(1,425)
(Gain) loss on business interruption recoveries and long-lived assets, net	(3,285)	2,335
Gain on other investments[2]	(2,437)	—
Acquisition related costs[3]	2,211	1,019
Costs incurred related to system implementations	2,430	2,953
Depreciation and amortization - patient base[4]	1,020	574
Interest expense - write off deferred financing fees[5]	—	200
ADJUSTED EBT	$ 515,860	$ 427,976

(1) Represents specific proceedings and adjustments arising outside of the ordinary course of business.
(2) Represents gains on the sale of investments that are not part of our core business operations. These investments have no observable market prices and are held at historical cost basis until sold or impaired.
(3) Represents costs incurred to acquire operations that are not capitalizable.
(4) Represents amortization expenses related to patient base intangible assets at newly acquired skilled nursing and senior living facilities.
(5) Represents the write off of deferred financing fees associated with mortgage loans.

The table below reconciles net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR for the periods presented:

Consolidated statements of income data:	Year Ended December 31,	
	2025	2024
	(In thousands)	
Net income	$ 344,264	$ 298,458
Less: Net income attributable to noncontrolling interests	293	485
Interest income	24,512	28,749
Add: Provision for income taxes	111,358	87,636
Depreciation and amortization	104,327	84,138
Interest expense	7,988	8,286
EBITDA	**$ 543,132**	**$ 449,284**
Adjustments to EBITDA:		
Stock-based compensation expense	48,299	36,226
Litigation[1]	12,000	(1,425)
(Gain) loss on business interruption recoveries and long-lived assets, net	(3,285)	2,335
Gain on other investments[2]	(2,437)	—
Acquisition related costs[3]	2,211	1,019
Costs incurred related to system implementations	2,430	2,953
ADJUSTED EBITDA	**$ 602,350**	**$ 490,392**
Rent—cost of services	239,312	216,016
ADJUSTED EBITDAR	**$ 841,662**	

(1) Represents specific proceedings and adjustments arising outside of the ordinary course of business.
(2) Represents gains on the sale of investments that are not part of our core business operations. These investments have no observable market prices and are held at historical cost basis until sold or impaired.
(3) Represents costs incurred to acquire operations that are not capitalizable.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following tables set forth details of operating results for our revenue and earnings, and their respective components, by our reportable segment for the periods indicated.

	Year Ended December 31, 2025				
	Skilled Services	Standard Bearer	All Other	Eliminations	Consolidated
Total revenue	$ 4,837,809	$ 126,930	$ 232,846	$ (139,744)	$ 5,057,841
Total expenses, including other income, net	4,221,412	89,307	430,171	(139,744)	4,601,146
Segment income (loss)	616,397	37,623	(197,325)	—	456,695
Loss on long-lived assets					(1,073)
Income before provision for income taxes					**$ 455,622**

	Year Ended December 31, 2024				
	Skilled Services	Standard Bearer	All Other	Eliminations	Consolidated
Total revenue	$ 4,076,825	$ 95,086	$ 192,881	$ (104,307)	$ 4,260,485
Total expenses, including other income, net	3,558,362	65,751	352,250	(104,307)	3,872,056
Segment income (loss)	518,463	29,335	(159,369)	—	388,429
Loss on long-lived assets					(2,335)
Income before provision for income taxes					**$ 386,094**

Our total revenue increased by $797.4 million, or 18.7%, compared to the year ended December 31, 2024. The increase in revenue was primarily driven by an increase in occupancy of 2.5% and 4.2% from our skilled services in Same Facilities and Transitioning Facilities, respectively, coupled with increasing skilled mix and daily revenue rates. In addition, our Recently Acquired Facilities revenue increased by $489.2 million, when compared to the same period in 2024.

Revenue

The following tables present the skilled services revenue and key performance metrics by category during the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025	**2024**	**Change**	**% Change**
TOTAL FACILITY RESULTS:	*(Dollars in thousands)*			
Skilled services revenue	$ 4,837,809	$ 4,076,825	$ 760,984	18.7 %
Number of facilities at period end	326	286	40	14.0 %
Number of campuses at period end[(1)]	31	30	1	3.3 %
Actual patient days	10,795,373	9,431,825	1,363,548	14.5 %
Occupancy percentage — Operational beds	82.2 %	80.5 %	1.7 %	2.1 %
Skilled mix by nursing days	30.7 %	29.9 %	0.8 %	2.7 %
Skilled mix by nursing revenue	49.4 %	48.6 %	0.8 %	1.6 %

	Year Ended December 31,			
	2025	**2024**	**Change**	**% Change**
SAME FACILITY RESULTS:[(2)(5)]	*(Dollars in thousands)*			
Skilled services revenue	$ 3,424,421	$ 3,214,896	$ 209,525	6.5 %
Number of facilities at period end	210	210	—	— %
Number of campuses at period end[(1)]	25	25	—	— %
Actual patient days	7,579,892	7,382,176	197,716	2.7 %
Occupancy percentage — Operational beds	82.9 %	80.9 %	2.0 %	2.5 %
Skilled mix by nursing days	32.3 %	31.1 %	1.2 %	3.9 %
Skilled mix by nursing revenue	51.2 %	49.5 %	1.7 %	3.4 %

	Year Ended December 31,			
	2025	**2024**	**Change**	**% Change**
TRANSITIONING FACILITY RESULTS:[(3)]	*(Dollars in thousands)*			
Skilled services revenue	$ 760,325	$ 697,529	$ 62,796	9.0 %
Number of facilities at period end	48	48	—	— %
Number of campuses at period end[(1)]	2	2	—	— %
Actual patient days	1,703,570	1,639,695	63,875	3.9 %
Occupancy percentage — Operational beds	84.2 %	80.8 %	3.4 %	4.2 %
Skilled mix by nursing days	29.6 %	27.8 %	1.8 %	6.5 %
Skilled mix by nursing revenue	50.8 %	48.6 %	2.2 %	4.5 %

	Year Ended December 31,			
	2025	**2024**	**Change**	**% Change**
RECENTLY ACQUIRED FACILITY RESULTS:[4]	*(Dollars in thousands)*			
Skilled services revenue	$ 653,063	$ 163,826	$ 489,237	NM
Number of facilities at period end	68	28	40	NM
Number of campuses at period end[1]	4	3	1	NM
Actual patient days	1,511,911	407,872	1,104,039	NM
Occupancy percentage — Operational beds	76.9 %	73.9 %	NM	NM
Skilled mix by nursing days	23.9 %	17.6 %	NM	NM
Skilled mix by nursing revenue	38.3 %	28.9 %	NM	NM

(1) Campus represents a facility that offers both skilled nursing and senior living services. Revenue and expenses related to skilled nursing and senior living services have been allocated and recorded in the respective operating segment.
(2) Same Facility results represent all facilities purchased prior to January 1, 2022.
(3) Transitioning Facility results represent all facilities purchased from January 1, 2022 to December 31, 2023.
(4) Recently Acquired Facility results represent all facilities purchased on or subsequent to January 1, 2024.
(5) Skilled services revenue and key performance metrics for a closed facility were not material and has been excluded from Same Facilities results during the year ended December 31, 2024. The facility was closed in 2024 as the program was transitioned from an intermediate care facility to a group home setting.

Skilled services revenue increased $761.0 million, or 18.7%, compared to the year ended December 31, 2024. The increases in skilled services revenue were across all payer types, primarily driven by strong occupancy and skilled mix performance across our skilled services operations. Our consolidated occupancy increased by 2.1% to 82.2% during the year ended December 31, 2025 compared to the same period in 2024 across all payors, with an increase in skilled days from our operations within Same Facilities and Transitioning Facilities.

Revenue in our Same Facilities increased $209.5 million, or 6.5%, compared to the year ended December 31, 2024, due to increased occupancy from strong skilled days and revenue per patient day. Our continuous efforts to strengthen our partnerships with various managed care organizations, hospitals and local communities increased our managed care revenue by 9.3%, resulting from an increase in managed care days and revenue per patient day. We continued to grow our Medicare patient population in addition to capturing market share in the increases in Medicare Advantage enrollments of the overall Medicare eligible population. Our Medicare revenue increased by 4.1% due to an increase in Medicare days and revenue per day. In addition, our other skilled revenue has continued to increase as we support the needs of local communities through the expansion of the Veterans Affairs programs.

Revenue in our Transitioning Facilities increased $62.8 million, or 9.0%, compared to the year ended December 31, 2024, due to improved occupancy growth, increases in skilled mix days and revenue per patient day. The increases in revenue were derived from managed care revenue of 19.9%, Medicaid revenue of 7.0% and private revenue of 29.5%. The increases are a result of an increase in patient days across all payer types, which reflect our operational fundamentals as we continue to transition and integrate these facilities.

Revenue in our Recently Acquired Facilities increased $489.2 million, compared to the year ended December 31, 2024. The 41 operational expansions between January 1, 2025 and December 31, 2025 across 14 states contributed $339.8 million of the total increase.

Historically, we have generally experienced lower occupancy rates and lower skilled mix at Recently Acquired Facilities and therefore, we anticipate lower overall occupancy during years of growth. In the future, if we acquire additional turnaround or start-up operations, we expect to see lower occupancy rates and skilled mix and these metrics are expected to vary from period to period based upon the type of the facilities and operations that we acquire.

The following table reflects the change in skilled nursing average daily revenue rates by payor source, excluding services that are not covered by the daily rate [1]:

| | Year Ended December 31, | | | | | | | |
| | Same Facility | | Transitioning | | Acquisitions | | Total | |
	2025	2024	2025	2024	2025	2024	2025	2024
SKILLED NURSING AVERAGE DAILY REVENUE RATES								
Medicare	$ 794.60	$ 756.42	$ 867.32	$ 824.75	$ 733.57	$ 640.67	$ 800.94	$ 767.72
Managed care	580.98	555.22	612.73	569.70	563.86	475.65	583.47	555.37
Other skilled	647.55	627.88	602.64	560.62	702.70	657.94	647.69	620.42
Total skilled revenue	668.90	639.75	730.74	695.94	660.49	577.33	677.40	647.28
Medicaid	306.45	297.15	295.11	282.49	331.49	303.57	308.27	294.78
Private and other payors	296.84	277.27	313.66	285.73	346.37	301.84	308.27	280.24
Total skilled nursing revenue	$ 422.67	$ 401.49	$ 425.65	$ 397.59	$ 412.24	$ 351.38	$ 421.69	$ 398.66

(1) The rates are based on contractually agreed-upon amounts or rates, excluding the estimates of variable consideration under the revenue recognition standard, Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606.

Our Medicare daily rates at Same Facilities and Transitioning Facilities increased by 5.0% and 5.2%, respectively, compared to the year ended December 31, 2024. The increases are attributable to the 4.2% and 3.2% net market basket increase that became effective in October 2024 and October 2025, respectively, as well as a shift toward higher acuity patients. As hospitals continue to discharge individuals with more complex medical conditions to skilled nursing facilities, we are experiencing a greater proportion of higher acuity patients, which necessitates more advanced and specialized care.

Our average Medicaid rates increased 4.6% due to state reimbursement increases, our participation in Medicaid supplemental payment and quality improvement programs in various states.

Percentage of Skilled Nursing Services — We use our skilled mix as a measure of the quality of reimbursements we receive at our independent skilled nursing facilities over various periods.

The following tables set forth our percentage of skilled nursing patient revenue and days:

| | Year Ended December 31, | | | | | | | |
| | Same Facility | | Transitioning | | Acquisitions | | Total | |
	2025	2024	2025	2024	2025	2024	2025	2024
PERCENTAGE OF SKILLED NURSING REVENUE								
Medicare	21.4 %	20.7 %	28.3 %	28.8 %	18.1 %	13.6 %	22.0 %	21.9 %
Managed care	20.3	19.9	16.1	14.7	13.0	9.6	18.6	18.6
Other skilled	9.5	8.9	6.4	5.1	7.2	5.7	8.8	8.1
Skilled mix	**51.2 %**	**49.5 %**	**50.8 %**	**48.6 %**	**38.3 %**	**28.9 %**	**49.4 %**	**48.6 %**
Private and other payors	6.9	7.3	6.5	7.3	11.5	13.8	7.5	7.5
Medicaid	41.9	43.2	42.7	44.1	50.2	57.3	43.1	43.9
TOTAL SKILLED NURSING	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**

| | Year Ended December 31, | | | | | | | |
| | Same Facility | | Transitioning | | Acquisitions | | Total | |
	2025	2024	2025	2024	2025	2024	2025	2024
PERCENTAGE OF SKILLED NURSING DAYS								
Medicare	11.4 %	11.0 %	13.9 %	13.9 %	10.1 %	7.5 %	11.6 %	11.4 %
Managed care	14.8	14.4	11.2	10.3	9.5	7.1	13.5	13.4
Other skilled	6.1	5.7	4.5	3.6	4.3	3.0	5.6	5.1
Skilled mix	**32.3 %**	**31.1 %**	**29.6 %**	**27.8 %**	**23.9 %**	**17.6 %**	**30.7 %**	**29.9 %**
Private and other payors	9.9	10.5	8.8	10.1	13.6	16.1	10.3	10.7
Medicaid	57.8	58.4	61.6	62.1	62.5	66.3	59.0	59.4
TOTAL SKILLED NURSING	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**	**100.0 %**

Cost of Services

The following table sets forth total cost of services for our skilled services segment for the periods indicated (dollars in thousands):

	Year Ended December 31,		Change	
	2025	2024	$	%
Cost of service	$ 3,846,828	$ 3,242,737	$ 604,091	18.6 %
Revenue percentage	79.5 %	79.5 %		— %

Cost of services related to our skilled services segment increased by $604.1 million, or 18.6%, from the same period in 2024. Cost of services as a percentage of revenue remained consistent at 79.5% as we continued to see stabilization in the labor markets. In addition, our cost of services as a percentage of revenue varies depending on the volume of acquisitions during the period, which typically have higher costs during the transition period.

Standard Bearer

	Year Ended December 31,		Change	
	2025	2024	$	%
	(Dollars in thousands)			
Rental revenue generated from third-party tenants	$ 19,370	$ 16,976	$ 2,394	14.1 %
Rental revenue generated from Ensign's independent subsidiaries	107,560	78,110	29,450	37.7
TOTAL RENTAL REVENUE	$ 126,930	$ 95,086	$ 31,844	33.5 %
Segment income	37,623	29,335	8,288	28.3
Depreciation and amortization	37,599	29,297	8,302	28.3
FFO	$ 75,222	$ 58,632	$ 16,590	28.3 %

Rental revenue — Our rental revenue, including revenue generated from our independent subsidiaries, increased by $31.8 million, or 33.5%, to $126.9 million, compared to the year ended December 31, 2024. The increase in revenue is primarily attributable to 28 real estate purchases as well as annual rent increases since the year ended December 31, 2024.

FFO — Our FFO increased by $16.6 million, or 28.3%, to $75.2 million, compared to the year ended December 31, 2024. The increase in rental revenue of $31.8 million is offset by increases in interest expense of $14.8 million associated with the debt arrangements between Standard Bearer and us as Standard Bearer continues to grow its real estate portfolio.

All Other Revenue

Our other revenue increased by $40.0 million, or 20.7%, to $232.8 million, compared to the year ended December 31, 2024. Other revenue for the year ended December 31, 2025 includes senior living revenue of $112.0 million, revenue from other ancillary services of $108.3 million and rental income of $12.5 million. The increase in other revenue is primarily attributable to growth in our other ancillary services.

Consolidated Financial Expenses

Rent-cost of services — Our rent-cost of services as a percentage of revenue decreased by 0.4% to 4.7%, as the expansions in our footprint have resulted from more real estate purchases than leased properties.

General and administrative expense — General and administrative expense increased by $44.7 million or 19.8%, to $269.8 million. This increase was primarily driven by additional headcount due to acquisition activities. General and administrative expense as a percentage of revenue remained consistent at 5.3%.

Depreciation and amortization — Depreciation and amortization expense increased by $20.2 million, or 24.0%, to $104.3 million. This increase was primarily related to the additional depreciation and amortization incurred as a result of our newly acquired operations, which have a greater mix of real estate purchases than leases, and capital investments. Depreciation and amortization increased 0.2%, to 2.1%, as a percentage of revenue.

Other income, net — Other income primarily includes interest income from our investments, interest expense related to our debt and deferred compensation gains and losses. Other income, net increased by $2.5 million due to a $2.4 million realized gain on other investments not core to our business operations and a $3.2 million gain on our deferred compensation plan offset by a decrease in interest income of $4.2 million as we utilized our cash on hand to fund more real estate purchases during the period. Changes in our deferred compensation plan are a result of gains or losses depending on market performance. Other income, net as a percentage of revenue decreased by 0.1%.

Provision for income taxes — Our effective tax rate was 24.4% for the year ended December 31, 2025, compared to 22.7% for the same period in 2024. The effective tax rate for both periods was driven by the impact of excess tax benefits from stock-based compensation, partially offset by non-deductible expenses, including non-deductible compensation. See Note 12, *Income Taxes*, in the Financial Statements for further discussion.

Liquidity and Capital Resources

Our principal sources of liquidity have historically been derived from our cash flows from operations, long-term debt secured by our real property and borrowings under our Credit Facility (defined below). Our liquidity as of December 31, 2025 is impacted by cash generated from strong operational performance offset by investments made for our acquisitions as well as capital expenditures to improve the quality of care at our existing operations.

Historically, we have primarily financed the majority of our acquisitions through mortgages on our properties, our Credit Facility and cash generated from operations. Cash paid to fund acquisitions was $323.3 million for the year ended December 31, 2025 compared to $156.5 million for the year ended December 31, 2024. Total capital expenditures for property and equipment were $193.6 million and $158.2 million for the years ended December 31, 2025 and 2024, respectively. We currently have approximately $190.0 million budgeted for renovation projects in 2026. We believe our current cash balances, our cash flow from operations and the amounts available for borrowing under our Credit Facility will be sufficient to cover our operating needs for at least the next 12 months.

We may, in the future, seek to raise additional capital to fund growth, capital renovations, operations and other business activities, but such additional capital may not be available on acceptable terms, on a timely basis, or at all.

Our cash and cash equivalents of approximately $503.9 million as of December 31, 2025 consisted of bank deposits and money market funds. In addition, as of December 31, 2025, we held investments of approximately $235.3 million. We believe our investments that were in an unrealized loss position as of December 31, 2025 do not require an allowance for expected credit losses, nor has any event occurred subsequent to that date that would indicate so.

Our primary source of cash is from our ongoing operations. Our positive cash flows have supported our business and have allowed us to pay regular dividends to our stockholders. We currently anticipate that existing cash and total investments as of December 31, 2025, along with projected operating cash flows and available financing, will support our normal business operations for the foreseeable future.

Share Repurchases

On May 15, 2025, the Board of Directors approved a stock repurchase program pursuant to which we are authorized to repurchase up to $20.0 million of our common stock under the program for a period of approximately 12 months from June 16, 2025. During the year ended December 31, 2025, we did not repurchase any shares pursuant to this stock repurchase program.

On February 21, 2025, the Board of Directors approved a stock repurchase program pursuant to which we were authorized to repurchase up to $20.0 million of our common stock under the program for a period of approximately 12 months from March 26, 2025. During the year ended December 31, 2025, we repurchased 157 shares of our common stock for $20.0 million. This repurchase program expired upon the repurchase of the fully authorized amount under the plan and is no longer in effect.

Under our repurchase program, we are authorized to repurchase our issued and outstanding common shares from time to time in open-market and privately negotiated transactions, tender offers, pursuant to contractual provisions, and block trades, or otherwise in accordance with federal securities laws. The stock repurchase program does not obligate us to acquire any specific number of shares. Any such repurchases will depend on our business strategy, prevailing market conditions, our liquidity requirements, contractual restrictions or covenants, compliance with securities laws, and other factors. The amounts involved in any such transaction may be material.

The following table presents selected data from our consolidated statement of cash flows for the periods presented:

	Year Ended December 31,	
	2025	**2024**
NET CASH PROVIDED BY (USED IN):	*(In thousands)*	
Operating activities	$ 564,270	$ 347,186
Investing activities	(513,177)	(390,052)
Financing activities	(11,810)	(2,162)
Net increase (decrease) in cash and cash equivalents	$ 39,283	$ (45,028)
Cash and cash equivalents beginning of period	464,598	509,626
Cash and cash equivalents at end of period	$ 503,881	$ 464,598

Operating Activities

Cash provided by operating activities is net income adjusted for certain non-cash items and changes in operating assets and liabilities.

The $217.1 million increase in cash provided by operating activities for the year ended December 31, 2025 compared to the same period in 2024 was due to an increase in operational performance and timing of payments and accounts receivable collections. Additionally, in the same period in 2024, we paid $48.0 million related to the litigation matter discussed in Item 3., *Legal Proceedings*.

Investing Activities

Investing cash flows consist primarily of capital expenditures, investment activities, insurance proceeds and cash used for acquisitions.

The $123.1 million increase in cash used in investing activities for the year ended December 31, 2025 compared to the same period in 2024 was primarily used for acquisitions and capital expenditures offset by maturities of our investments.

Financing Activities

Financing cash flows consist primarily of cash provided by the issuance of common stock upon exercise of stock options, payment of dividends to stockholders, issuance and repayment of short-term and long-term debt and payment for share repurchases.

The $9.6 million increase in cash used by financing activities for the year ended December 31, 2025 compared to the same period in 2024, was primarily due to $20.0 million of share repurchases in 2025 as part of our stock repurchase program offset by an increase in cash provided by the issuance of stock options.

A discussion of our cash flows for the year ended December 31, 2023 is included in Part II., *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* - Liquidity and Capital Resources, included in our Annual Report on Form 10-K for the year ended *December 31, 2024* filed with the Securities and Exchange Commission on February 5, 2025.

Material cash requirements from known contractual and other obligations

Total long-term debt obligations outstanding as of the end of each fiscal year were as follows:

	December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
	(In thousands)				
Mortgage loan and promissory notes	144,352	148,438	152,388	156,271	159,967
TOTAL	**$ 144,352**	**$ 148,438**	**$ 152,388**	**$ 156,271**	**$ 159,967**

Significant contractual obligations as of December 31, 2025 were as follows, including the future periods in which payments are expected:

	2026	2027	2028	2029	2030	Thereafter	Total
				(In thousands)			
Operating lease obligations	$238,459	$238,047	$237,089	$231,668	$226,246	$1,904,147	$ 3,075,656
Long-term debt obligations	4,227	3,897	3,779	3,896	4,017	124,536	144,352
Interest payments on long-term debt	4,346	4,207	4,091	3,974	3,853	46,610	67,081
TOTAL	**$247,032**	**$246,151**	**$244,959**	**$239,538**	**$234,116**	**$2,075,293**	**$ 3,287,089**

Not included in the table above are our actuarially determined self-insured general and professional malpractice liability, workers' compensation and medical (including prescription drugs) and dental healthcare obligations, which are broken out between current and long-term liabilities in our financial statements included in this Annual Report on Form 10-K.

The settlement funds of $48.0 million discussed in Item 3., *Legal Proceedings*, were fully paid during the year ended December 31, 2024.

Credit Facility with a Lending Consortium Arranged by Truist

We maintain a revolving credit facility with Truist Securities (Truist) (the Credit Facility) with availability of up to $600.0 million in aggregate principal. The maturity date of the Credit Facility is April 8, 2027. Borrowings are supported by a lending consortium arranged by Truist. The interest rates applicable to loans under the Credit Facility are, at our option, equal to either a base rate plus a margin ranging from 0.25% to 1.25% per annum or SOFR plus a margin ranging from 1.25% to 2.25% per annum, based on the Consolidated Total Net Debt to Consolidated EBITDA ratio (as defined in the Credit Facility). In addition, there is a commitment fee on the unused portion of the commitments that ranges from 0.20% to 0.40% per annum, depending on the Consolidated Total Net Debt to Consolidated EBITDA ratio.

Mortgage Loans and Promissory Note

As of December 31, 2025, 23 of our subsidiaries had mortgage loans insured with HUD for an aggregate amount of $143.4 million, which subjects these subsidiaries to HUD oversight and periodic inspections. The mortgage loans bear effective interest rates at a range of 3.1% to 4.2%, including fixed interest rates at a range of 2.4% to 3.3% per annum. In addition to the interest rate, we incur other fees for HUD placement, including but not limited to audit fees. Amounts borrowed under the mortgage loans may be prepaid, subject to prepayment fees of the principal balance on the date of prepayment. For the majority of the loans, during the first three years, the prepayment fee is 10.0%, and is reduced by 3.0% in the fourth year of the loan, and reduced by 1.0% per year for years five through ten of the loan. There is no prepayment penalty after year ten. The terms for all the mortgage loans are 25 to 35 years.

In addition to the HUD mortgage loans, one of our subsidiaries has a promissory note that bears a fixed interest rate of 5.3% per annum and has a term of 12 years. The note, which was used for an acquisition, is secured by the real property comprising the facility and the rent, issues and profits thereof, as well as all personal property used in the operation of the facility.

Operating Leases

As of December 31, 2025, 253 of our facilities have long-term lease arrangements, of which 104 of the operations are under eight triple-net Master Leases with CareTrust. The Master Leases consist of multiple leases, each with its own pool of properties, that have varying maturities and diversity in property geography. Under each master lease, our individual subsidiaries that operate those properties are the tenants and CareTrust's individual subsidiaries that own the properties subject to the Master Leases are the landlords. The rent structure under the Master Leases includes a fixed component, subject to annual escalation equal to the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%. At our option, we can extend the Master Leases for two or three five-year renewal terms beyond the initial term, on the same terms and conditions. If we elect to renew the term of a Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease.

We also lease certain facilities under non-cancelable operating leases, most of which have initial lease terms ranging from 15 to 20 years and are subject to annual escalation equal to the percentage change in the Consumer Price Index with a stated cap percentage. In addition, we lease certain of our equipment under non-cancelable operating leases with initial terms ranging from three to five years. Most of these leases contain renewal options, certain of which involve rent increases.

Our 104 independent subsidiaries, excluding the subsidiaries that are operated under the Master Leases from CareTrust, are operated under 19 separate Master Leases. Under these master leases, a default at a single facility could subject one or more of the other independent subsidiaries covered by the same master lease to the same default risk. Failure to comply with Medicare and Medicaid provider requirements is a default under several of our leases, master lease agreements and debt financing instruments. In addition, other potential defaults related to an individual facility may cause a default of an entire master lease portfolio and could trigger cross-default provisions in our outstanding debt arrangements and other leases. With an indivisible lease, it is difficult to restructure the composition of the portfolio or economic terms of the lease without the consent of the landlord.

Inflation

We have historically derived a substantial portion of our revenue from the Medicare program. We also derive revenue from state Medicaid and similar reimbursement programs. Payments under these programs generally provide for reimbursement levels that are adjusted for inflation annually based upon the state's fiscal year for the Medicaid programs and in each October for the Medicare program. These adjustments may not continue in the future, and even if received, such adjustments may not reflect the actual increase in our costs for providing healthcare services.

Labor, supply expenses and capital expenditures make up a substantial portion of our cost of services. Those expenses can be subject to increase in periods of rising inflation, tariffs enforcement and when labor shortages occur in the marketplace. To date, we have generally been able to implement cost control measures or obtain increases in reimbursement sufficient to offset increases in these expenses. There can be no assurance that we will be able to anticipate fully or otherwise respond to any future inflationary pressures.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk — We are exposed to risks associated with market changes in interest rates through our borrowing arrangements and investments. In particular, our Credit Facility exposes us to variability in interest payments due to changes in SOFR interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our mortgages and promissory note require principal and interest payments through maturity pursuant to amortization schedules.

Our mortgages generally contain provisions that allow us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date. Where prepayment is permitted, we are generally allowed to make prepayments only at a premium which is often designed to preserve a stated yield to the note holder. These prepayment rights may afford us opportunities to mitigate the risk of refinancing our debts at maturity at higher rates by refinancing prior to maturity.

We have a Credit Facility with Truist of up to $600.0 million in aggregate principal. We have no outstanding borrowings under our Credit Facility as of December 31, 2025 and through the filing date of this report. In addition, we have outstanding indebtedness under mortgage loans insured with HUD and a promissory note payable to a third party of $144.4 million, all of which are at fixed interest rates.

Our cash and cash equivalents as of December 31, 2025 consisted of bank term deposits, money market funds and U.S. Treasury bill related investments. In addition, as of December 31, 2025, we held investments of approximately $235.3 million. We believe our investments that were in an unrealized loss position as of December 31, 2025 do not require an allowance for expected credit losses, nor has any event occurred subsequent to that date that would indicate so. Our market risk exposure is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve principal, while at the same time maximizing the income we receive from our investments without significantly increasing risk. We invest in marketable securities with the positive intent and ability to hold to maturity. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

The above only incorporates those exposures that exist as of December 31, 2025 and does not consider those exposures or positions which could arise after that date. If we diversify our investment portfolio into securities and other investment alternatives, we may face increased risk and exposures as a result of interest risk and the securities markets in general.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

THE ENSIGN GROUP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The Ensign Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Ensign Group, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-Insurance Liabilities (General and Professional Liability Claims) - Refer to Notes 2 and 17 to the financial statements

Critical Audit Matter Description

The Company is self-insured for general and professional liability claims while maintaining stop-loss coverage with third-party insurers to limit its total liability exposure. Self-insurance reserves consist of the projected settlement value of reported and unreported claims. The projected settlement values are estimated based on the Company's historical experience, supplemented with industry experience as necessary, and are established using actuarial methods followed in the insurance industry.

We identified the evaluation of the Company's self-insurance reserves for general and professional liability claims as a critical audit matter because estimating the projected settlement value for reported and unreported claims involves significant estimation by management. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists, when performing audit procedures to evaluate whether the general and professional liability self-insurance reserves were appropriately recorded as of December 31, 2025.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the self-insurance reserves for general and professional liability included the following, among others:

- We tested the effectiveness of controls over the reserve for general and professional liabilities, including management's controls over the review of the historical claim data and the projection of the settlement value of the reported and unreported claims.

- We tested the underlying data that served as a basis for the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were complete and accurate.

- We read the Company's insurance policies and compared the coverage and terms to the assumptions used by management.

- With the assistance of our actuarial specialists, we evaluated the methods and assumptions used by management to estimate the self-insurance reserves for general and professional liability claims by:

  - Performing a retrospective review by comparing management's change in ultimate loss to the differential between expected development and actuals incurred during the current year to identify potential bias in the determination of the general and professional liability reserves.

  - Developing an independent range of estimated losses for the general and professional liability reserve and comparing management's estimate to our estimated independent range.

/s/ *DELOITTE & TOUCHE LLP*

Costa Mesa, California
February 4, 2026

We have served as the Company's auditor since 1999.

THE ENSIGN GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par values)

	December 31,	
	2025	**2024**
	(in thousands, except par values)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 503,881	$ 464,598
Accounts receivable—less allowance for doubtful accounts of $7,805 and $8,435 at December 31, 2025 and 2024, respectively	636,985	569,897
Investments—current	68,506	62,255
Prepaid expenses and other current assets	62,932	60,882
Total current assets	$ **1,272,304**	$ **1,157,632**
Property and equipment, net	1,696,863	1,291,354
Right-of-use assets	2,097,862	1,861,071
Insurance subsidiary deposits and investments	166,841	141,246
Deferred tax assets	83,138	66,281
Restricted and other assets	41,600	46,499
Intangible assets, net	6,381	7,292
Goodwill	97,981	97,981
TOTAL ASSETS	$ **5,462,970**	$ **4,669,356**
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 97,327	$ 98,947
Accrued wages and related liabilities	422,326	347,532
Lease liabilities—current	114,816	93,475
Accrued self-insurance liabilities—current	81,623	67,331
Other accrued liabilities	174,027	132,057
Current maturities of long-term debt	4,227	4,086
Total current liabilities	$ **894,346**	$ **743,428**
Long-term lease liabilities—less current portion	1,949,213	1,735,325
Accrued self-insurance liabilities—less current portion	164,792	144,421
Other long-term liabilities	82,266	64,169
Long-term debt—less current maturities	137,529	141,585
TOTAL LIABILITIES	$ **3,228,146**	$ **2,828,928**
Commitments and contingencies (Notes 13 and 18)		
EQUITY		
Ensign Group, Inc. stockholders' equity:		
Common stock: $0.001 par value; 150,000 shares authorized; 61,652 and 58,085 shares issued and shares outstanding at December 31, 2025, respectively, and 60,838 and 57,438 shares issued and shares outstanding at December 31, 2024, respectively	62	61
Additional paid-in capital	614,724	528,052
Retained earnings	1,756,137	1,426,762
Common stock in treasury, at cost, 3,567 and 3,400 shares at December 31, 2025 and 2024, respectively	(139,198)	(117,764)
Total Ensign Group, Inc. stockholders' equity	$ **2,231,725**	$ **1,837,111**
Non-controlling interest	3,099	3,317
Total equity	$ **2,234,824**	$ **1,840,428**
TOTAL LIABILITIES AND EQUITY	$ **5,462,970**	$ **4,669,356**

See accompanying notes to consolidated financial statements.

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended December 31,				
		2025		2024		2023
		(In thousands, except per share data)				
REVENUE						
Service revenue	$	5,032,118	$	4,237,525	$	3,708,071
Rental revenue		25,723		22,960		21,284
TOTAL REVENUE	$	**5,057,841**	$	**4,260,485**	$	**3,729,355**
Expense:						
Cost of services		4,019,076		3,376,884		2,941,238
Rent—cost of services		239,312		216,016		197,358
General and administrative expense		269,820		225,143		263,005
Depreciation and amortization		104,327		84,138		72,387
TOTAL EXPENSES	$	**4,632,535**	$	**3,902,181**	$	**3,473,988**
Income from operations		425,306		358,304		255,367
Other income (expense):						
Interest expense		(7,988)		(8,286)		(8,087)
Interest income		24,512		28,749		19,216
Other income		13,792		7,327		6,266
OTHER INCOME, NET	$	**30,316**	$	**27,790**	$	**17,395**
Income before provision for income taxes		455,622		386,094		272,762
Provision for income taxes		111,358		87,636		62,912
NET INCOME	$	**344,264**	$	**298,458**	$	**209,850**
Less:						
Net income attributable to noncontrolling interests		293		485		451
NET INCOME ATTRIBUTABLE TO THE ENSIGN GROUP, INC.	$	**343,971**	$	**297,973**	$	**209,399**
NET INCOME PER SHARE ATTRIBUTABLE TO THE ENSIGN GROUP INC.						
Basic	$	6.00	$	5.26	$	3.76
Diluted	$	5.84	$	5.12	$	3.65
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING						
Basic		57,306		56,655		55,708
Diluted		58,873		58,240		57,323

See accompanying notes to consolidated financial statements.

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Amount	Non-Controlling Interest	Total
BALANCE - JANUARY 1, 2023	55,661	$ 59	$ 415,560	$ 946,339	3,368	$ (114,626)	$ 1,468	$1,248,800
Issuance of common stock to employees and directors resulting from the exercise of stock options	759	1	18,368	—	—	—	—	18,369
Issuance of restricted stock, net of forfeitures	199	—	5,068	—	—	—	—	5,068
Shares of common stock used to satisfy tax withholding obligations	(22)	—	—	—	22	(1,929)	—	(1,929)
Dividends declared ($0.2325 per share)	—	—	—	(13,085)	—	—	—	(13,085)
Employee stock award compensation	—	—	30,754	—	—	—	—	30,754
Purchase of noncontrolling interest shares	—	—	(256)	—	—	—	—	(256)
Net income attributable to noncontrolling interest	—	—	—	—	—	—	451	451
Noncontrolling interest attributable to subsidiary equity plan	—	—	(3,787)	—	—	—	3,533	(254)
Net income attributable to the Ensign Group, Inc.	—	—	—	209,399	—	—	—	209,399
BALANCE - DECEMBER 31, 2023	56,597	$ 60	$ 465,707	$1,142,653	3,390	$ (116,555)	$ 5,452	$1,497,317
Issuance of common stock to employees and directors resulting from the exercise of stock options	632	1	22,285	—	—	—	—	22,286
Issuance of restricted stock, net of forfeitures	219	—	6,165	—	—	—	—	6,165
Shares of common stock used to satisfy tax withholding obligations	(10)	—	—	—	10	(1,209)	—	(1,209)
Dividends declared ($0.2425 per share)	—	—	—	(13,864)	—	—	—	(13,864)
Employee stock award compensation	—	—	36,183	—	—	—	—	36,183
Purchase of noncontrolling interest shares	—	—	(2,426)	—	—	—	(2,024)	(4,450)
Net income attributable to noncontrolling interest	—	—	—	—	—	—	485	485
Noncontrolling interest attributable to subsidiary equity plan	—	—	138	—	—	—	(596)	(458)
Net income attributable to the Ensign Group, Inc.	—	—	—	297,973	—	—	—	297,973
BALANCE - DECEMBER 31, 2024	57,438	$ 61	$ 528,052	$1,426,762	3,400	$ (117,764)	$ 3,317	$1,840,428
Issuance of common stock to employees and directors resulting from the exercise of stock options	577	1	29,043	—	—	—	—	29,044
Issuance of restricted stock, net of forfeitures	237	—	9,744	—	—	—	—	9,744
Shares of common stock used to satisfy tax withholding obligations	(10)	—	—	—	10	(1,434)	—	(1,434)
Dividends declared ($0.2525 per share)	—	—	—	(14,596)	—	—	—	(14,596)
Employee stock award compensation	—	—	47,895	—	—	—	—	47,895
Repurchase of common stock (Note 19)	(157)	—	—	—	157	(20,000)	—	(20,000)
Purchase of noncontrolling interest shares	—	—	(594)	—	—	—	—	(594)
Net income attributable to noncontrolling interest	—	—	—	—	—	—	293	293
Noncontrolling interest attributable to subsidiary equity plan	—	—	584	—	—	—	(511)	73
Net income attributable to the Ensign Group, Inc.	—	—	—	343,971	—	—	—	343,971
BALANCE - DECEMBER 31, 2025	58,085	$ 62	$ 614,724	$1,756,137	3,567	$ (139,198)	$ 3,099	$2,234,824

See accompanying notes to consolidated financial statements.

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,				
(In thousands)		2025		2024		2023
Cash flows from operating activities:						
Net income	$	344,264	$	298,458	$	209,850
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		104,327		84,138		72,387
Amortization of deferred financing fees		1,057		1,061		1,067
Deferred income taxes		(16,857)		635		(27,481)
Stock-based compensation		48,299		36,226		30,767
Insurance proceeds and (gain) loss on long-lived assets, net		885		3,367		723
Other operating activities, net		4,371		2,747		4,278
Change in operating assets and liabilities						
Accounts receivable		(70,433)		(84,397)		(79,818)
Prepaid income taxes		11,179		(9,227)		814
Prepaid expenses and other assets		(16,441)		(19,055)		6,993
Cash surrender value of life insurance policy premiums		(18,356)		(14,833)		(16,072)
Deferred compensation liability		18,487		14,986		16,044
Operating lease obligations		(3,389)		287		(6,564)
Accounts payable		(2,920)		2,835		15,924
Accrued wages and related liabilities		82,812		19,992		47,967
Other accrued liabilities		41,724		(34,048)		70,960
Accrued self-insurance liabilities		35,261		44,014		28,827
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	**564,270**	$	**347,186**	$	**376,666**
Cash flows from investing activities:						
Purchase of property and equipment		(193,557)		(158,240)		(106,180)
Cash payments for acquisitions		(323,258)		(156,547)		(69,014)
Cash proceeds from insurance recoveries and sale of assets		14,226		6,152		2,277
Purchases of investments		(110,723)		(105,149)		(29,603)
Maturities of investments		99,670		26,397		18,852
Other investing activities, net		465		(2,665)		970
NET CASH USED IN INVESTING ACTIVITIES	$	**(513,177)**	$	**(390,052)**	$	**(182,698)**
Cash flows from financing activities:						
Proceeds from debt (Note 13)		—		400		150
Payments on debt		(4,086)		(4,350)		(4,033)
Issuance of common stock upon exercise of options		29,044		22,286		18,369
Repurchase of shares of common stock to satisfy tax withholding obligations		(1,434)		(1,209)		(1,929)
Repurchase of shares of common stock (Note 19)		(20,000)		—		—
Dividends paid		(14,410)		(13,671)		(12,890)
Other financing activities		(924)		(5,618)		(279)
NET CASH USED IN FINANCING ACTIVITIES	$	**(11,810)**	$	**(2,162)**	$	**(612)**
Net increase (decrease) in cash and cash equivalents		39,283		(45,028)		193,356
Cash and cash equivalents beginning of period		464,598		509,626		316,270
Cash and cash equivalents end of period	$	**503,881**	$	**464,598**	$	**509,626**

(In thousands)	Year Ended December 31,					
		2025		2024		2023
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION						
Cash paid during the period for:						
Interest	$	6,907	$	7,063	$	7,025
Income taxes		116,202		96,337		89,730
Lease liabilities		242,142		215,677		196,942
Non-cash financing and investing activity						
Accrued capital expenditures	$	9,200	$	7,900	$	4,600
Accrued dividends declared		3,775		3,589		3,396
Right-of-use assets obtained in exchange for new and modified operating lease obligations		335,901		232,918		376,550

See accompanying notes to consolidated financial statements.

THE ENSIGN GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Dollars, shares and options in thousands, except per share data)

1. DESCRIPTION OF BUSINESS

The Company — The Ensign Group, Inc. (collectively, Ensign or the Company), is a holding company with no direct operating assets, employees or revenue. The Company's independent subsidiaries provide health care services across the post-acute care continuum and engage in the ownership, acquisition, development and leasing of skilled nursing, senior living and other healthcare-related properties and ancillary businesses. As of December 31, 2025, the Company's independent subsidiaries operated 373 facilities and other ancillary operations located in 17 states. The Company's independent subsidiaries have a collective capacity of approximately 37,900 operational skilled nursing beds and 3,400 senior living units.

As of December 31, 2025, the Company's independent subsidiaries operated 253 facilities under long-term lease arrangements and had options to purchase eight of those 253 facilities. The Company's real estate portfolio consists of 158 owned real estate properties, which includes 120 facilities operated and managed by the Company's independent subsidiaries, 38 operations leased to and operated by third-party operators and the Service Center (defined below) location. Of those 38 third-party operations, one senior living operation is located on the same real estate property as a skilled nursing operation that an independent subsidiary operates.

Building on this foundation, the Company continued its growth strategy in 2025 through significant expansion of its operational footprint. During the year ended December 31, 2025, the Company expanded its presence with the addition of 40 stand-alone skilled nursing operations, five stand-alone senior living operations and one campus operation in 14 states, including entering into three new states. These new operations added a total of 4,175 operational skilled nursing beds and 313 operational senior living units to be operated by the Company's independent subsidiaries.

Subsequent to December 31, 2025, the Company expanded its operations with the addition of five stand-alone skilled nursing operations. These new operations added 582 operational skilled nursing beds to be operated by the Company's independent subsidiaries.

The Company's captive real estate investment trust (REIT), Standard Bearer Healthcare REIT, Inc. (Standard Bearer), owns and manages its real estate business. The REIT structure provides the Company with an efficient vehicle for future acquisitions of properties that could be operated by Ensign's independent subsidiaries or other third parties. Standard Bearer has elected to be taxed as a REIT for U.S. federal income tax purposes. Refer to Note 6, *Standard Bearer* for additional information on Standard Bearer.

To support the growth effort and operational needs, the Company maintains a centralized support structure through its Service Center and captive insurance subsidiary, which provide essential services and risk management to its independent subsidiaries. Certain of the Company's wholly-owned independent subsidiaries, collectively referred to as the Service Center, provide specific accounting, payroll, human resources, compliance, information technology, legal, risk management and other centralized services to the other independent subsidiaries. The Company also has a wholly-owned captive insurance subsidiary that provides some claims-made coverage to the Company's independent subsidiaries for general and professional liabilities, as well as coverage for certain workers' compensation insurance liabilities.

Each of the Company's wholly-owned independent subsidiaries have their own management, employees and assets. References herein to the consolidated "Company" and "its" assets and activities in this Annual Report are not meant to imply, nor should it be construed as meaning that The Ensign Group, Inc. has direct operating assets, employees or revenue, or that any of the subsidiaries are operated by The Ensign Group, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying consolidated financial statements (the Financial Statements) have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The Company is the sole member or stockholder of various consolidated limited liability companies and corporations established to operate various acquired skilled nursing operations, senior living operations and related ancillary services. All intercompany transactions and balances have been eliminated in consolidation. The Company presents noncontrolling interests within the equity section of its consolidated balance sheets and the amount of consolidated net income that is attributable to The Ensign Group, Inc. and the noncontrolling interests in its consolidated statements of income. The Financial Statements include the accounts of all independent subsidiaries controlled by the Company through its ownership of a majority voting interest.

Reclassifications — Certain amounts in the prior period statements of cash flows have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no effect on previously reported net income.

Estimates and Assumptions — The preparation of the Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenue and expenses during the reporting periods. The most significant estimates in the Company's Financial Statements relate to revenue, acquired property and equipment, right-of-use assets, impairment of long-lived assets, lease liabilities, general and professional liabilities, workers' compensation and healthcare claims included in accrued self-insurance liabilities and income taxes. Actual results could differ from those estimates.

Fair Value Considerations —The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable. The Company believes all of the financial instruments' recorded values approximate fair values because of their nature or respective short durations.

Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. See Note 5, *Fair Value Measurements* for additional information.

The Company's non-financial assets, which includes goodwill, intangible assets, property and equipment and right-of-use assets, are not required to be measured at fair value on a recurring basis. However, on a periodic basis, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Service Revenue Recognition — The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (ASC 606). The Company's service revenue is derived primarily from providing healthcare services to its patients. Revenue is recognized when services are provided to patients at the amount that reflects the consideration that the Company expects to be entitled from patients and third-party payors, including Medicaid, Medicare and insurers (private and Medicare replacement plans), in exchange for providing patient care. The healthcare services provided pursuant to skilled patient contracts include routine services in exchange for a contractual agreed-upon amount or rate. Routine services are treated as a single performance obligation satisfied over time as services are rendered. As such, patient care services represent a bundle of services that are not capable of being distinct. Additionally, there may be ancillary services that are not included in the daily rates for routine services, but instead are treated as separate performance obligations satisfied at a point in time, if and when those services are rendered.

Revenue recognized from healthcare services are adjusted for estimates of variable consideration to arrive at the transaction price. The Company determines the transaction price based on contractually agreed-upon amounts or rates on a per day basis, adjusted for estimates of variable consideration. The Company uses the expected value method in determining the variable component that should be used to arrive at the transaction price, using contractual agreements and historical reimbursement experience within each payor type. The amount of variable consideration that is included in the transaction price may be constrained and is included in net revenue only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. If actual amounts of consideration ultimately received differ from the Company's estimates, the Company adjusts these estimates, which would affect net revenue in the period such variances become known.

As the Company's contracts with its patients have an original duration of one year or less, the Company uses the practical expedient applicable to its contracts and does not consider the time value of money. Further, because of the short duration of these contracts, the Company has not disclosed the transaction price for the remaining performance obligations as of the end of each reporting period or when the Company expects to recognize this revenue. In addition, the Company has applied the practical expedient provided by FASB ASC Topic 340, *Other Assets and Deferred Costs*, and all incremental customer contract acquisition costs are expensed as they are incurred because the amortization period would have been one year or less.

Rental Revenue Recognition — The Company's rental revenues are primarily generated by leasing healthcare-related properties through triple-net lease arrangements, under which the tenant is solely responsible for the costs related to the property. Revenue for operating leases is recognized on a straight-line basis over the lease term when collectability of all minimum lease payments is probable in accordance with FASB ASC Topic 842, *Leases* (ASC 842). The Company has elected the single component practical expedient, which allows a lessor, by class of underlying asset, not to allocate the total consideration to the lease and non-lease components based on their relative stand-alone selling prices where certain criteria are met.

Tenant reimbursements related to property taxes and insurance are neither considered lease nor non-lease components under ASC 842. Lessee payments for taxes and insurance paid directly to a third party, on behalf of the Company, are excluded from variable lease payments and rental revenue in the Company's consolidated statements of income. Otherwise, tenant reimbursements for taxes and insurance that are paid by the Company directly to a third party are classified as additional rental revenue and expense and recognized by the Company on a gross basis.

Accounts Receivable — Accounts receivable consist primarily of amounts due from Medicare and Medicaid programs, other government programs, managed care health plans and private payor sources, net of estimates for variable consideration.

Cash and Cash Equivalents — Cash and cash equivalents consist of bank term deposits, money market funds and treasury bill related investments with original maturities of three months or less at time of purchase and therefore approximate fair value. The fair value of money market funds is determined based on "Level 1" inputs, which consist of unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets. The Company places its cash and short-term investments with high credit quality financial institutions.

Insurance Subsidiary Deposits and Other Investments — The Company's captive insurance subsidiary cash and cash equivalents, deposits and investments are designated to support long-term insurance subsidiary liabilities and have been classified as short-term and long-term assets based on the timing of expected future payments of the Company's captive insurance liabilities. The majority of these deposits and investments are held in instruments that are rated A or better. The deposits are held in a bank account with a high credit quality financial institution. Investments classified as held-to-maturity are financial instruments that the Company has the intent and ability to hold to maturity and are reported net of any related amortization and are not remeasured to fair value on a recurring basis.

The Company's non-qualified deferred compensation plan's (the DCP) contracts insuring the lives of certain employees who are eligible to participate in the DCP are held in a rabbi trust. Cash surrender value of the contracts is based on funds that shadow the investment allocations specified by participants in the deferred compensation plan.

When evaluating an investment for its current expected credit losses, the Company reviews factors such as historical experience with defaults, losses, credit ratings, term, market sector and macroeconomic trends, including current conditions and forecasts to the extent they are reasonable and supportable.

Property and Equipment — Property and equipment are initially recorded at their historical cost. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets (ranging from three to 59 years). Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining lease term.

Acquisition Accounting — The Company's acquisition strategy has been focused on identifying real estate asset acquisitions within its target markets that offer strong opportunities for return. The Company accounts for acquisitions using the acquisition method of accounting in accordance with FASB ASC Topic 805, *Business Combinations* (ASC 805). The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or in rare cases, as a business combination. Acquisitions are included in the consolidated financial statements from their respective acquisition dates which is the date when the Company gained effective control. Assets acquired and liabilities assumed, if any, are measured at fair value on the acquisition date. In determining the fair value of identifiable assets, the Company uses various valuation techniques. These valuation methods require management to make estimates and assumptions surrounding projected revenues and costs, future growth, and discount rates.

Leases — The Company leases skilled nursing facilities, senior living facilities and commercial office space. The Company determines if an arrangement is a lease and performs an evaluation to determine whether the lease should be classified as an operating or finance lease at the inception of the lease. Rights and obligations of the operating leases are included as right-of-use assets and current and long-term lease liabilities on the Company's consolidated balance sheets. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of future lease payments. The Company utilizes a third-party specialist to assist in estimating the incremental borrowing rate.

The Company records rent expense for operating leases on a straight-line basis over the term of the lease. The lease term used for straight-line rent expense is calculated from the date the Company is given control of the leased premises through the end of the lease term. Renewals are not assumed in the determination of the lease term unless they are deemed to be reasonably assured at the inception of the lease. The lease term used for this evaluation also provides the basis for establishing depreciable lives for buildings subject to lease and leasehold improvements.

In connection with the new operations obtained through long-term leases, the Company did not acquire any material assets or assume any liabilities other than the tenant's post-assumption rights and obligations under the long-term lease. The Company also entered into a separate operations transfer agreement with each prior operator as part of each transaction. The Company's independent subsidiaries also enter into long-term leases that may include options to purchase the facilities. As a result, from time to time, an independent real estate subsidiary may acquire the property of facilities that have previously been operated under third-party leases.

The Company's real estate leases generally have initial lease terms of ten years or more and typically include one or more options to renew, with renewal terms that generally extend the lease term for an additional ten to 15 years. Exercise of the renewal options is generally subject to the satisfaction of certain conditions which vary by contract and generally follow payment terms that are consistent with those in place during the initial term. The Company reassesses the renewal option using a "reasonably certain" threshold, which is understood to be a high threshold. For leases where the Company is reasonably certain to exercise its renewal option, the option periods are included within the lease term and, therefore, the measurement of the right-of-use asset and lease liability. The Company's leases generally contain annual escalation clauses that are either fixed or variable in nature, some of which are dependent upon published indices. The Company recognizes lease expense for leases with an initial term of 12 months or less on a straight-line basis over the lease term. These leases are not recorded on the consolidated balance sheets. Certain of the Company's lease agreements include rental payments that are adjusted periodically for inflation. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company subleases skilled nursing facilities to third-party operators and considers the subleases to be separate contracts as the Company is not relieved of its primary obligation under its operating lease. The rental income from third-parties related to these subleases is presented on a gross basis from the rent expense associated with the Company's lease obligations and is not material to the consolidated statements of income.

Impairment of Long-Lived Assets — The Company reviews the carrying value of long-lived assets that are held and used in the Company's independent subsidiaries for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon expected undiscounted future net cash flows from the independent subsidiaries to which the assets relate, utilizing management's best estimate, appropriate assumptions and projections at the time. If the carrying value is determined to be unrecoverable from future operating cash flows, the asset is deemed impaired and an impairment loss would be recognized to the extent the carrying value exceeded the estimated fair value of the asset. The Company estimates the fair value of assets based on the estimated future discounted cash flows of the asset.

Intangible Assets and Goodwill — Definite-lived intangible assets consist primarily of patient base, facility trade names and customer relationships. Patient base is amortized over a period of four to eight months, depending on the classification of the patients and the level of occupancy in a new acquisition on the acquisition date. Trade names at independent subsidiaries are amortized over 30 years and customer relationships are amortized over a period of up to 20 years.

The Company's indefinite-lived intangible assets consist of trade names and Medicare and Medicaid licenses. The Company tests indefinite-lived intangible assets for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company tests goodwill during the fourth quarter of each year or more often if events or circumstances indicate there may be impairment. The Company performs its analysis for each reporting unit that constitutes a business for which discrete financial information is produced and reviewed by operating segment management and provides services that are distinct from the other components of the operating segment, in accordance with the provisions of FASB ASC Topic 350, *Intangibles—Goodwill and Other* (ASC 350). This guidance provides the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company performs a goodwill impairment test by comparing the carrying value of each reporting unit to its respective fair value. The Company determines the estimated fair value of each reporting unit using a discounted cash flow analysis. The fair value of the reporting unit is the implied fair value of goodwill. In the event a reporting unit's carrying value exceeds its fair

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

value, an impairment loss will be recognized. An impairment loss is measured by the difference between the carrying value of the reporting unit and its fair value. The Company anticipates that the majority of goodwill recognized will be fully deductible for tax purposes as of December 31, 2025.

Self-Insurance — The Company is partially self-insured for general and professional liability claims up to a base amount per claim (the self-insured retention) with an aggregate, one-time deductible above this limit. Losses beyond these amounts are insured through third-party policies with coverage limits per claim, per location and on an aggregate basis for the Company. The combined self-insured retention for the Company's independent subsidiaries in California is $1,000 per claim ($750 if an enforceable arbitration agreement applies), subject to an additional one-time deductible of $3,139. For the independent subsidiaries not in California, the self-insured claim is $750 per claim ($650 if an enforceable arbitration agreement applies), subject to an additional one-time, deductible of $4,600. For all independent subsidiaries, except those located in Colorado, the third-party coverage above these limits is $1,000 per claim, $3,000 per operation, with a $10,000 blanket aggregate limit and an additional state-specific aggregate where required by state law. In Colorado, the third-party coverage above these limits is $1,000 per claim and $3,000 per operation, which is independent of the aforementioned blanket aggregate limits that apply outside of Colorado.

The majority of the self-insured retention and deductible limits for general and professional liabilities and workers' compensation liabilities are self-insured through the captive insurance subsidiary, the related assets and liabilities of which are included in the accompanying consolidated balance sheets. The captive insurance subsidiary is subject to certain statutory requirements as an insurance provider.

The Company's policy is to accrue amounts equal to the actuarial estimated costs to settle open claims of insureds, as well as an estimate of the cost of insured claims that have been incurred but not reported. The Company develops information about the size of the ultimate claims based on historical experience, current industry information and actuarial analysis, and evaluates the estimates for claim loss exposure on a quarterly basis. The Company uses actuarial valuations to estimate the liability based on historical experience and industry information.

The Company's independent subsidiaries are self-insured for workers' compensation liabilities in California. To protect itself against loss exposure in California with this policy, the Company has purchased individual specific excess insurance coverage that insures individual claims that exceed $625 per occurrence. In Texas, the independent subsidiaries have elected non-subscriber status for workers' compensation claims and the Company has purchased individual stop-loss coverage that insures individual claims that exceed $750 per occurrence. The Company's independent subsidiaries in all other states, with the exception of Washington, are under a loss sensitive plan that insures individual claims that exceed $350 per occurrence. In the State of Washington, the Company is self-insured and has purchased individual specific excess insurance coverage that insures individual claims that exceed $500 per occurrence. For all of the self-insured plans and retention, the Company accrues amounts equal to the estimated costs to settle open claims, as well as an estimate of the cost of claims that have been incurred but not reported. The Company uses actuarial valuations to estimate the liability based on historical experience and industry information.

The Company self-funds medical (including prescription drugs) and dental healthcare benefits to the majority of its employees. The Company is fully liable for all financial and legal aspects of these benefit plans. To protect itself against loss exposure with this policy, the Company has purchased individual stop-loss insurance coverage that insures individual claims that exceed $525 for each covered person.

The Company believes that adequate provision has been made in the Financial Statements for liabilities that may arise out of patient care, workers' compensation, healthcare benefits and related services provided to date. The amount of the Company's reserves was determined based on an estimation process that uses information obtained from both company-specific and industry data. This estimation process requires the Company to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and the Company's assumptions about emerging trends, the Company, with the assistance of an independent actuary, develops information about the size of ultimate claims based on the Company's historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay damage awards with respect to unpaid claims. The self-insured liabilities are based upon estimates, and while management believes that the estimates of loss are reasonable, the ultimate liability may be in excess of or less than the recorded amounts. Due to the inherent volatility of actuarially determined loss estimates, it is reasonably possible that the Company could experience changes in estimated losses that could be material to net income. If the Company's actual liabilities exceed its estimates of losses, its future earnings, cash flows and financial condition would be adversely affected.

Income Taxes — Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at tax rates in effect when such temporary differences are expected to reverse. The Company generally expects to fully utilize its deferred tax assets; however, when necessary, the Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

In determining the need for a valuation allowance or the need for and magnitude of liabilities for uncertain tax positions, the Company makes certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of operations, markets, historical trends and likely future changes and, when appropriate, the opinions of advisors with knowledge and expertise in certain fields. Due to certain risks associated with the Company's estimates and assumptions, actual results could differ.

Standard Bearer was organized, has operated and intends to continue to operate in a manner to qualify for taxation as a REIT. In order to qualify as a REIT, Standard Bearer must meet certain organizational and operational requirements, including a requirement to distribute to its shareholders, which in this case is the Company, at least 90% of its annual taxable income. As a REIT, Standard Bearer generally will not be subject to federal income tax to the extent it distributes as qualifying dividends, all of its REIT taxable income to its shareholders. If Standard Bearer fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions.

Noncontrolling Interest — The noncontrolling interest in a subsidiary is initially recognized at estimated fair value on the acquisition date and is presented within total equity in the Company's consolidated balance sheets. The Company presents the noncontrolling interest and the amount of consolidated net income attributable to The Ensign Group, Inc. in its consolidated statements of income. Net income per share is calculated based on net income attributable to The Ensign Group, Inc.'s stockholders. The carrying amount of the noncontrolling interest is adjusted based on an allocation of subsidiary earnings based on ownership interest.

Stock-Based Compensation — The Company measures and recognizes compensation expense for all stock-based payment awards made to employees and directors including employee stock options and restricted stock awards based on estimated fair values, ratably over the requisite service period of the award. Net income has been reduced as a result of the recognition of the fair value of all stock options and restricted stock awards issued, the amount of which is based upon the number of grants and other variables. As stock-based compensation expense recognized in the Company's consolidated statements of income was based on awards expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and, if necessary, revises the estimate in subsequent periods if actual forfeitures differ.

Recent Accounting Pronouncements — Except for rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws and a limited number of grandfathered standards, the FASB ASC is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company. For any new pronouncements announced, the Company considers whether the new pronouncements could alter previous generally accepted accounting principles and determines whether any new or modified principles will have a material impact on the Company's reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company's financial management and certain standards are under consideration.

Recent Accounting Standards Adopted by the Company — In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires the Company to disclose disaggregated jurisdictional and categorical information for the tax rate reconciliation, income taxes paid and other income tax related amounts. This guidance is effective for annual periods beginning after December 15, 2024. The Company adopted the requirements of this ASU retrospectively in Note 12, *Income Taxes* of this Annual Report. The adoption of this ASU does not have an impact on the Company's Consolidated Financial Statements.

Recently Issued Accounting Pronouncements Not Yet Adopted — In November 2024, the FASB issued ASU 2024-03 "*Disaggregation of Income Statement Expenses,*" which requires the Company to disaggregate key expense categories such as employee compensation, depreciation and intangible asset amortization within its financial statements. ASU 2024-03 is effective for annuals periods beginning with the Company's fiscal year 2027, and interim periods within the Company's fiscal year 2028, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its Notes to the Consolidated Financial Statements.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

In September 2025, the FASB issued ASU 2025-06 "*Targeted Improvements to the Accounting for Internal-Use Software,*" which amends the accounting for and disclosure of software costs under the existing standards. The amendments clarify the requirement for capitalizing software costs. ASU 2025-06 is effective beginning with the Company's fiscal year 2028 for both interim and annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its Consolidated Financial Statements.

3. REVENUE AND ACCOUNTS RECEIVABLE

The Company's service revenue is derived primarily from providing healthcare services to its patients. Revenue is recognized when services are provided to patients at the amount that reflects the consideration that the Company expects to be entitled from patients and third-party payors, including Medicaid, Medicare and insurers (private and Medicare replacement plans), in exchange for providing patient care.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with its patients by payors. The Company has determined that disaggregating revenue into these categories achieves the disclosure objectives to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue by Payor

The Company's revenue is derived primarily from providing healthcare services to patients and is recognized on the date services are provided at amounts billable to individual patients, adjusted for estimates for variable consideration. For patients under reimbursement arrangements with third-party payors, including Medicaid, Medicare and private insurers, revenue is recorded based on contractually agreed-upon amounts or rates, adjusted for estimates for variable consideration, on a per patient, daily basis or as services are performed.

Revenue from the Medicare and Medicaid programs accounted for 69.5%, 70.9% and 72.6% for the years ended December 31, 2025, 2024 and 2023, respectively. Settlements with Medicare and Medicaid payors for retroactive adjustments due to audits and reviews are considered variable consideration and are included in the determination of the estimated transaction price. These settlements are estimated based on the terms of the payment agreement with the payor, correspondence from the payor and the Company's historical settlement activity. Consistent with healthcare industry practices, any changes to these revenue estimates are recorded in the period the change or adjustment becomes known based on the final settlement. The Company recorded adjustments to revenue which were not material to the Company's revenue for the years ended December 31, 2025, 2024 and 2023.

Service revenue for the years ended December 31, 2025, 2024 and 2023 is summarized in the following tables:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Revenue	**% of Revenue**	**Revenue**	**% of Revenue**	**Revenue**	**% of Revenue**
Medicaid[1][2]	$ 2,002,007	39.8 %	$ 1,682,344	39.7 %	$ 1,459,449	39.4 %
Medicare	1,194,554	23.7	1,055,226	24.9	985,749	26.6
Medicaid-skilled	301,122	6.0	266,738	6.3	245,663	6.6
Total Medicaid and Medicare	**$ 3,497,683**	**69.5 %**	**$ 3,004,308**	**70.9 %**	**$ 2,690,861**	**72.6 %**
Managed care	944,316	18.8	789,643	18.6	666,129	18.0
Private and other[3]	590,119	11.7	443,574	10.5	351,081	9.4
SERVICE REVENUE	**$ 5,032,118**	**100.0 %**	**$ 4,237,525**	**100.0 %**	**$ 3,708,071**	**100.0 %**

(1) Medicaid payor includes revenue for senior living operations.

(2) Medicaid payor includes revenue related to state relief funding during the year ended December 31, 2023.

(3) Private and other includes revenue for skilled services (private, Veteran Affairs and hospice payors), senior living and ancillary operations.

In addition to the service revenue above, the Company's rental revenue derived from triple-net lease arrangements with third parties is $25,723, $22,960 and $21,284 for the years ended December 31, 2025, 2024 and 2023.

State relief funding

During the year ended December 31, 2023, the Company received $64,238 in state relief funding and recognized $64,753 as revenue. The state relief funding were provided through Medicaid programs from various states, including healthcare relief funding under the American Rescue Plan Act (ARPA), increases in the Federal Medical Assistance Percentage (FMAP) under the Families First Coronavirus Response Act (FFCRA) and other state specific relief programs. The funding generally incorporates specific use requirements primarily for direct patient care including labor related expenses that are attributable to the COVID-19 pandemic or are associated with providing patient care.

Due to the expiration of the COVID-19 Public Health Emergency in May 2023, the Company did not receive additional funding during the years ended December 31, 2025 and 2024.

Revenues from these additional payments are recognized in accordance with ASC 606, subject to variable consideration constraints. In certain operations where the Company received additional payments that exceeded expenses incurred related to specific qualifiers, the Company recorded deferred revenue for the excess amount until additional expenses are incurred for recognition. Accordingly, the amount of state relief revenue recognized is limited to the actual related expenses incurred.

Balance Sheet Impact

Included in the Company's consolidated balance sheets are contract balances, comprised of billed accounts receivable and unbilled receivables, which are the result of the timing of revenue recognition, billings and cash collections, as well as contract liabilities, which primarily represent payments the Company receives in advance of services provided. The Company had no material contract liabilities or contract assets as of December 31, 2025 and 2024, or activity during the years ended December 31, 2025, 2024 and 2023.

Accounts receivable consist primarily of amounts due from Medicare and Medicaid programs, other government programs, managed care health plans and private payor sources, net of estimates for variable consideration and doubtful accounts. Accounts receivable as of December 31, 2025 and 2024, is summarized in the following table:

	December 31,			
		2025		**2024**
Medicaid	$	296,649	$	228,872
Managed care		163,463		139,711
Medicare		102,693		77,056
Private and other payors		81,985		132,693
	$	644,790	$	578,332
Less: allowance for doubtful accounts		(7,805)		(8,435)
ACCOUNTS RECEIVABLE, NET	$	636,985	$	569,897

4. COMPUTATION OF NET INCOME PER COMMON SHARE

Basic net income per share is computed by dividing income from operations attributable to stockholders of The Ensign Group, Inc. by the weighted average number of outstanding common shares for the period. The computation of diluted net income per share is similar to the computation of basic net income per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

A reconciliation of the numerator and denominator used in the calculation of basic net income per common share follows:

	Year Ended December 31,		
	2025	2024	2023
NUMERATOR:			
Net income	$ 344,264	$ 298,458	$ 209,850
Less: net income attributable to noncontrolling interests	293	485	451
Net income attributable to The Ensign Group, Inc.	$ 343,971	$ 297,973	$ 209,399
DENOMINATOR:			
Weighted average shares outstanding	57,306	56,655	55,708
Basic net income per common share:	$ 6.00	$ 5.26	$ 3.76

A reconciliation of the numerator and denominator used in the calculation of diluted net income per common share follows:

	Year Ended December 31,		
	2025	2024	2023
NUMERATOR:			
Net income	$ 344,264	$ 298,458	$ 209,850
Less: net income attributable to noncontrolling interests	293	485	451
Net income attributable to The Ensign Group, Inc.	$ 343,971	$ 297,973	$ 209,399
DENOMINATOR:			
Weighted average common shares outstanding	57,306	56,655	55,708
Plus: incremental shares from assumed conversion [1]	1,567	1,585	1,615
Adjusted weighted average common shares outstanding	58,873	58,240	57,323
Diluted net income per common share:	$ 5.84	$ 5.12	$ 3.65

(1) Options outstanding which are anti-dilutive and therefore not factored into the weighted average common shares amount above were 1,006, 914 and 1,429 for the years ended December 31, 2025, 2024 and 2023, respectively.

5. FAIR VALUE MEASUREMENTS

The Company's financial assets include held-to-maturity investments carried at amortized cost basis of $150,119 and $138,600, of which $81,816 and $65,831 are designated to support insurance subsidiary liabilities, as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the amortized cost basis of these financial assets are considered to approximate fair value and are derived using Level 2 inputs. The Company believes its amortized cost basis investments that were in an unrealized loss position as of December 31, 2025 and 2024 do not require an allowance for expected credit losses, nor has any event occurred through the filing date of this report that would indicate differently.

The Company's financial assets also include the contracts insuring the lives of certain employees who are eligible to participate in non-qualified deferred compensation plans that are held in a rabbi trust. The cash surrender value of these contracts is based on funds that shadow the investment allocations specified by participants in the deferred compensation plan and are held at fair value. As of December 31, 2025 and 2024, the fair value of the investment funds was $74,405 and $56,049, respectively, which are derived using Level 2 inputs. Refer to Note 16, *Defined Contribution Plans* for more information.

Additionally, the Company has other investments held at historical cost basis, which are not material, for which the fair value is derived using Level 3 inputs.

6. STANDARD BEARER

Standard Bearer's real estate portfolio consists of 152 of the Company's 158 owned real estate properties, of which 116 are operated and managed by the Company's independent subsidiaries and 37 are leased to and operated by third-party operators. Of those 37 operations, one senior living operation is located on the same real estate property as a skilled nursing operation that an independent subsidiary operates.

During the year ended December 31, 2025, Standard Bearer added $314,189 of real estate assets associated with 25 stand-alone skilled nursing operations, one stand-alone senior living operation and two campus operations. Four of the acquisitions were related to exercising purchase options under an existing lease arrangement from CareTrust REIT, Inc. (CareTrust). Of these additions, four stand-alone skilled nursing operations are leased to third-party operators and the remaining additions are operated by the Company's independent subsidiaries.

Subsequent to December 31, 2025, Standard Bearer added approximately $18,053 of real estate assets associated with two stand-alone skilled nursing operations, of which all were leased back to the Company's independent subsidiaries. In addition, Standard Bearer had previously purchased the real estate for two stand-alone skilled nursing operations, which were subsequently transferred from third-party operators to the Company's independent subsidiaries. Refer to Note 1, *Description of Business*, for additional information on operational expansions.

During the year ended December 31, 2024, Standard Bearer added $131,927 of real estate assets associated with 11 stand-alone skilled nursing operations, three stand-alone senior living operations and three campus operations. Of these additions, three stand-alone senior living operations are leased to a third-party operator and the remaining additions are operated by the Company's independent subsidiaries.

During the year ended December 31, 2023, Standard Bearer added $65,899 of real estate assets associated with three stand-alone skilled nursing operations and two campus operations. Of these additions, three skilled nursing operations and one campus operation acquired are operated by the Company's independent subsidiaries and the other campus operation is leased to a third-party operator.

As part of the formation of Standard Bearer, certain of the Company's independent subsidiaries, Standard Bearer and Standard Bearer's independent real estate subsidiaries entered into several agreements that include leasing, management services and debt arrangements between the operations. All intercompany transactions have been eliminated in consolidation. Refer to Note 7, *Business Segments*, for additional information related to these intercompany eliminations as well as Standard Bearer as a reportable segment.

Intercompany master lease agreements

Certain of the Company's independent subsidiaries and 116 Standard Bearer independent real estate subsidiaries have entered into seven triple-net master lease agreements (collectively, the Standard Bearer Master Leases). The lease periods range from 15 to 19 years with three five-year renewal options beyond the initial term, on the same terms and conditions. The rent structure under the Standard Bearer Master Leases includes a fixed component, subject to annual escalation equal to the lesser of (1) the percentage change in the Consumer Price Index (but not less than zero) or (2) 2.5%. In addition to rent, the independent subsidiaries are required to pay the following: (1) all impositions and taxes levied on or with respect to the leased properties; (2) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties; (3) all insurance required in connection with the leased properties and the business conducted on the leased properties; (4) all facility maintenance and repair costs; and (5) all fees in connection with any licenses or authorizations necessary or appropriate for the leased properties and the business conducted on the leased properties. Intercompany rental revenue generated from Ensign affiliated operations was $107,560, $78,110, and $66,712 for the years ended December 31, 2025, 2024 and 2023, respectively, which has been eliminated in consolidation.

Intercompany management agreement

Standard Bearer has no employees. The Service Center provides personnel and services to Standard Bearer pursuant to the management agreement between Standard Bearer and the Service Center. The management agreement provides for a base management fee that is equal to 5.0% of total rental revenue and an incentive management fee that is equal to 5.0% of funds from operations (FFO) and is capped at 1.0% of total rental revenue, for a total of 6.0%. Management fee generated between Standard Bearer and the Service Center for the years ended December 31, 2025, 2024 and 2023 was $7,589, $5,707 and $4,948, respectively, which has been eliminated in consolidation.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Intercompany debt arrangements

Standard Bearer obtains its funding through various sources including operating cash flows, access to debt arrangements and intercompany loans. The intercompany debt arrangements include mortgage loans and a credit facility to fund acquisitions and working capital needs. The interest rate under the credit facility is a base rate plus a margin ranging from 0.25% to 1.25% per annum or SOFR plus a margin ranging from 1.25% to 2.25% per annum.

In addition, as the Department of Housing and Urban Development (HUD) mortgage loans and promissory note are entered into by real estate subsidiaries of Standard Bearer, the interest expense incurred from these debts are included in Standard Bearer's segment income. Refer to Note 13, *Debt*, for additional information related to these debts.

Equity Instrument Denominated in the Shares of a Subsidiary

As part of the formation of Standard Bearer in 2022, the Company established the Standard Bearer Healthcare REIT, Inc. 2022 Omnibus Incentive Plan (Standard Bearer Equity Plan). The Company may grant stock options and restricted stock awards under the Standard Bearer Equity Plan to employees and management of Ensign's independent subsidiaries. These awards generally vest over a period of five years or upon the occurrence of certain prescribed events. The value of the stock options and restricted stock awards is tied to the value of the common stock of Standard Bearer, which is determined based on an independent valuation of Standard Bearer. The Company can also call the awards, generally upon employee termination. The Company granted 39 restricted stock awards during the year ended December 31, 2024. No stock options or restricted shares were granted under the Standard Bearer Equity Plan during the years ended December 31, 2025 and 2023. A total of 8 restricted stock awards vested during the year ended December 31, 2025. There were no vestings of restricted stock awards during the years ended December 31, 2024 and 2023.

The grant-date fair value of the awards is recognized as compensation expense over the relevant vesting periods, with a corresponding adjustment to noncontrolling interests. The grant value was determined based on an independent valuation of the subsidiary shares. For the years ended December 31, 2025 and 2024, share-based compensation expense under the Standard Bearer Equity Plan was not material. There was no share-based compensation expense during the year ended December 31, 2023.

7. BUSINESS SEGMENTS

The Company has two reportable segments: (1) skilled services, which includes the operation of skilled nursing facilities and rehabilitation therapy services and (2) Standard Bearer, which is comprised of selected real estate properties owned by Standard Bearer and leased to skilled nursing and senior living operators.

As of December 31, 2025, the skilled services segment includes 326 skilled nursing and 31 campus operations that provide both skilled nursing and rehabilitative care services and senior living services. The Company's Standard Bearer segment consists of 152 owned real estate properties.

The Company also reports an "All Other" category that includes results from its senior living operations, which includes 16 stand-alone senior living operations and the senior living operations at 31 campus operations that provide both skilled nursing and rehabilitative care services and senior living services. In addition, the "All Other" category includes mobile diagnostics, medical transportation, other real estate, other ancillary operations and the Service Center. Services included in the "All Other" category are insignificant individually and therefore do not constitute a reportable segment.

The Company's reportable segments are significant operating segments that offer differentiated services. The segment structure reflects the Company's current operational and financial management and provides the best structure to maximize the quality of care and investment strategy provided, while maintaining financial discipline.

Segment income is defined as income before provision for income taxes, excluding gain or loss from sale of real estate, real estate insurance recoveries and impairment of long-lived assets. The Company's chief operating decision maker or CODM, who is the Chief Executive Officer, reviews segment income for each operating segment to evaluate performance and allocate capital resources. The CODM uses segment income to analyze actual results as part of operational planning and to decide whether to reinvest profits into the segments or into other parts of the Company, such as through acquisitions, to pay dividends or to recommend a stock repurchase program. The Company's CODM does not review assets by segment in his resource allocation and therefore assets by segment are not disclosed below.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Intercompany revenue is eliminated in consolidation, along with corresponding intercompany expenses. Included in segment income for Standard Bearer is expense for intercompany services provided by the Service Center as described in Note 6, *Standard Bearer*, as it is part of the CODM financial information.

The following tables set forth financial information for the segments:

| | Year Ended December 31, 2025 | | |
	Skilled Services	Standard Bearer	Total
Service revenue[1]	$ 4,837,809	$ —	$ 4,837,809
Rental revenue	—	126,930	126,930
Segment revenue	**$ 4,837,809**	**$ 126,930**	**$ 4,964,739**
Reconciliation of revenue:			
All other revenue[2]			232,846
Elimination of intercompany revenue[3]			(139,744)
TOTAL CONSOLIDATED REVENUE			**$ 5,057,841**
Less:			
Other segment items[4]	4,165,591	11,210	
Depreciation and amortization	55,821	37,599	
Interest expense[5]	—	40,498	
Segment income	**$ 616,397**	**$ 37,623**	**$ 654,020**
Reconciliation of profit or loss:			
All other not included in segment income			(198,398)
INCOME BEFORE PROVISION FOR INCOME TAXES			**$ 455,622**

(1) Skilled services service revenue does not include intercompany service revenue generated by ancillary operations provided to the Company's independent subsidiaries and management service revenue generated by the Service Center with Standard Bearer. Intercompany service revenue is eliminated in "Elimination of intercompany revenue".

(2) All other revenue includes $220,364 of service revenue and $12,482 of rental revenue for the year ended December 31, 2025, both of which include intercompany revenue that is eliminated in "Elimination of intercompany revenue".

(3) Elimination of intercompany revenue includes the elimination of intercompany rental revenue of $113,689 and intercompany service revenue of $26,055 for the year ended December 31, 2025.

(4) Other segment items include cost of services of $3,846,828 and rent expense of $318,763 for the skilled services segment, and cost of services of $2,133, rent expense of $1,057 and general and administrative expenses of $8,020 for the Standard Bearer segment. Additionally, there are intercompany expenses of $139,744 during the year ended December 31, 2025, which are eliminated in consolidation.

(5) Included in interest expense in Standard Bearer is interest from intercompany debt arrangements between Standard Bearer and The Ensign Group, Inc. of $35,058 during the year ended December 31, 2025, which is eliminated in consolidation.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

	Year Ended December 31, 2024		
	Skilled Services	Standard Bearer	Total
Service revenue[1]	$ 4,076,825	$ —	$ 4,076,825
Rental revenue	—	95,086	95,086
Segment revenue	**$ 4,076,825**	**$ 95,086**	**$ 4,171,911**
Reconciliation of revenue:			
All other revenue[2]			192,881
Elimination of intercompany revenue[3]			(104,307)
TOTAL CONSOLIDATED REVENUE			**$ 4,260,485**
Less:			
Other segment items[4]	3,513,167	9,152	
Depreciation and amortization	45,195	29,297	
Interest expense[5]	—	27,302	
Segment income	**$ 518,463**	**$ 29,335**	**$ 547,798**
Reconciliation of profit or loss:			
All other not included in segment income			(161,704)
INCOME BEFORE PROVISION FOR INCOME TAXES			**$ 386,094**

(1) Skilled services service revenue does not include intercompany service revenue generated by ancillary operations provided to the Company's independent subsidiaries and management service revenue generated by the Service Center with Standard Bearer. Intercompany service revenue is eliminated in "Elimination of intercompany revenue".

(2) All Other revenue includes $181,066 of service revenue and $11,815 of rental revenue for the year ended December 31, 2024, both of which include intercompany revenue that is eliminated in "Elimination of intercompany revenue".

(3) Elimination of intercompany revenue includes the elimination intercompany rental revenue of $83,941 and intercompany service revenue of $20,366 for the year ended December 31, 2024.

(4) Other segment items include cost of services of $3,242,737 and rent expense of $270,430 for the skilled services segment, and cost of services of $2,265, rent expense of $983 and general and administrative expenses of $5,904 for the Standard Bearer segment. Additionally, there are intercompany expenses of $104,307 during the year ended December 31, 2024, which are eliminated in consolidation.

(5) Included in interest expense in Standard Bearer is interest from intercompany debt arrangements between Standard Bearer and The Ensign Group, Inc. of $20,285 during the year ended December 31, 2024, which is eliminated in consolidation.

	Year Ended December 31, 2023		
	Skilled Services	Standard Bearer	Total
Service revenue[1]	$ 3,578,855	$ —	$ 3,578,855
Rental revenue	—	82,486	82,486
Segment revenue	**$ 3,578,855**	**$ 82,486**	**$ 3,661,341**
Reconciliation of revenue:			
All other revenue[2]			155,804
Elimination of intercompany revenue[3]			(87,790)
TOTAL CONSOLIDATED REVENUE			**$ 3,729,355**
Less:			
Other segment items[4]	3,075,164	8,455	
Depreciation and amortization	38,766	25,205	
Interest expense[5]	—	19,761	
Segment income	**$ 464,925**	**$ 29,065**	**$ 493,990**
Reconciliation of profit or loss:			
All other not included in segment income			(221,228)
INCOME BEFORE PROVISION FOR INCOME TAXES			**$ 272,762**

(1) Skilled services service revenue does not include intercompany service revenue generated by ancillary operations provided to the Company's independent subsidiaries and management service revenue generated by the Service Center with Standard Bearer. Intercompany service revenue is eliminated in "Elimination of intercompany revenue".

(2) All Other revenue includes $144,667 of service revenue and $11,137 of rental revenue for the year ended December 31, 2023, both of which include intercompany revenue that is eliminated in "Elimination of intercompany revenue".

(3) Elimination of intercompany revenue includes the elimination of intercompany rental revenue of $72,339 and intercompany service revenue of $15,451 for the year ended December 31, 2023.

(4) Other segment items includes cost of services of $2,832,012 and rent expense of $243,152 for the skilled services segment, and cost of services of $2,104, rent expense of $954 and general and administrative expenses of $5,397 for the Standard Bearer segment. Additionally, there are intercompany expenses of $87,790 during the year ended December 31, 2023, which are eliminated in consolidation.

(5) Included in interest expense in Standard Bearer is interest from intercompany debt arrangements between Standard Bearer and The Ensign Group, Inc. of $12,902 during the year ended December 31, 2023, which is eliminated in consolidation.

Service revenue by major payor source were as follows:

	Year Ended December 31, 2025			
	Skilled Services	All Other [3]	Total Service Revenue	Revenue %
Medicaid[1]	$ 1,952,142	$ 49,865	$ 2,002,007	39.8 %
Medicare	1,194,554	—	1,194,554	23.7
Medicaid-skilled	301,122	—	301,122	6.0
Total Medicaid and Medicare	**$ 3,447,818**	**$ 49,865**	**$ 3,497,683**	**69.5 %**
Managed care	944,316	—	944,316	18.8
Private and other[2]	445,675	144,444	590,119	11.7
TOTAL SERVICE REVENUE	**$ 4,837,809**	**$ 194,309**	**$ 5,032,118**	**100.0 %**

(1) Medicaid payor includes revenue generated from senior living operations.
(2) Private and other includes revenue for skilled services (private, Veteran Affairs and hospice payors), senior living and ancillary operations.
(3) All Other incorporates intercompany eliminations.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

| | Year Ended December 31, 2024 | | | |
	Skilled Services	All Other [3]	Total Service Revenue	Revenue %
Medicaid[1]	$ 1,646,422	$ 35,922	$ 1,682,344	39.7 %
Medicare	1,055,226	—	1,055,226	24.9
Medicaid-skilled	266,738	—	266,738	6.3
Total Medicaid and Medicare	$ 2,968,386	$ 35,922	$ 3,004,308	70.9 %
Managed care	789,643	—	789,643	18.6
Private and other[2]	318,796	124,778	443,574	10.5
TOTAL SERVICE REVENUE	$ 4,076,825	$ 160,700	$ 4,237,525	100.0 %

(1) Medicaid payor includes revenue generated from senior living operations.
(2) Private and other includes revenue for skilled services (private, Veteran Affairs and hospice payors), senior living and ancillary operations.
(3) All Other incorporates intercompany eliminations.

| | Year Ended December 31, 2023 | | | |
	Skilled Services	All Other [3]	Total Service Revenue	Revenue %
Medicaid[1]	$ 1,429,473	$ 29,976	$ 1,459,449	39.4 %
Medicare	985,749	—	985,749	26.6
Medicaid-skilled	245,663	—	245,663	6.6
Total Medicaid and Medicare	2,660,885	29,976	2,690,861	72.6
Managed care	666,129	—	666,129	18.0
Private and other[2]	251,841	99,240	351,081	9.4
TOTAL SERVICE REVENUE	$ 3,578,855	$ 129,216	$ 3,708,071	100.0 %

(1) Medicaid payor includes revenue generated from senior living operations.
(2) Private and other includes revenue for skilled services (private, Veteran Affairs and hospice payors), senior living and ancillary operations.
(3) All Other incorporates intercompany eliminations.

8. PROPERTY AND EQUIPMENT - NET

Property and equipment, net consists of the following:

| | December 31, | |
	2025	2024
Land	$ 219,857	$ 162,873
Buildings and improvements	1,231,704	933,790
Leasehold improvements	254,309	212,603
Equipment	478,729	396,018
Furniture and fixtures	4,588	4,349
Construction in progress	58,615	41,209
	$ 2,247,802	$ 1,750,842
Less: accumulated depreciation	(550,939)	(459,488)
PROPERTY AND EQUIPMENT, NET	$ 1,696,863	$ 1,291,354

Real Estate Acquisitions

A majority of the real estate properties were acquired by subsidiaries of Standard Bearer, as detailed in Note 6. *Standard Bearer.* The aggregate purchase price for the real estate purchases during the year ended December 31, 2025 was $326,667, which primarily consists of building and improvements of $262,305 and land of $56,984. The aggregate purchase price for the real estate purchases during the year ended December 31, 2024 was $154,879, which primarily consists of building and improvements of $108,709 and land of $20,547, with the remaining primarily related to goodwill.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

9. INTANGIBLE ASSETS - NET

| | | December 31, | | | | | |
| | | 2025 | | | 2024 | | |
Intangible Assets	Weighted Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Assembled occupancy	0.4	$ —	$ —	$ —	$ 1,991	$ (1,316)	$ 675
Facility trade name	30.0	733	(486)	247	733	(462)	271
Customer relationships	18.4	4,582	(3,114)	1,468	4,582	(2,902)	1,680
TOTAL		$ 5,315	$ (3,600)	$ 1,715	$ 7,306	$ (4,680)	$ 2,626

During the years ended December 31, 2025, 2024 and 2023, amortization expense was $2,225, $2,019 and $1,790, respectively, of which $960, $1,212, and $1,202 was related to the amortization of right-of-use assets, respectively. The Company did not record any impairment charge to intangible assets during the years ended December 31, 2025, 2024 and 2023.

Estimated amortization expense for each of the years ending December 31 is as follows:

Year	Amount
2026	$ 234
2027	234
2028	234
2029	234
2030	234
Thereafter	545
	$ 1,715

Other indefinite-lived intangible assets consist of the following:

| | December 31, | |
	2025	2024
Trade name	$ 889	$ 889
Medicare and Medicaid licenses	3,777	3,777
TOTAL	$ 4,666	$ 4,666

10. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company's acquisitions are primarily asset acquisitions and provided that goodwill corresponds to the acquisition of a business and not merely the acquisition of real estate property, the Company's Standard Bearer segment appropriately does not carry a goodwill balance. The following table represents goodwill value by the skilled services segment and "all other" category for the years ended December 31, 2025, 2024 and 2023:

	Skilled Services	All Other	Total
December 31, 2023	$ 67,886	$ 8,983	$ 76,869
Additions	20,740	372	21,112
December 31, 2024	$ 88,626	$ 9,355	$ 97,981
December 31, 2025	$ 88,626	$ 9,355	$ 97,981

Management has evaluated its goodwill and intangible assets and determined there was no impairment during the years ended December 31, 2025, 2024 and 2023. The Company has recognized cumulative goodwill impairment losses of $7,410, since inception in 1999.

11. OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	December 31,			
	2025		**2024**	
Quality assurance fee	$	17,398	$	12,667
Refunds, deferred revenue and advances		105,642		75,573
Cash held in trust for patients		8,653		6,370
Dividends payable		3,775		3,589
Property taxes		7,150		15,400
Income tax payable		818		—
Accrued litigation (Note 18)		12,000		—
Other		18,591		18,458
OTHER ACCRUED LIABILITIES	$	**174,027**	$	**132,057**

Quality assurance fee represents the aggregate of amounts payable to various states that have a mandated fee based on patient days or licensed beds. Refunds, deferred revenue and advances consists of liabilities related to duplicate payments and credit balances from various payor sources, as well as payments received from residents in advance of services provided. Cash held in trust for patients reflects monies received from or on behalf of patients. Maintaining a trust account for patients is a regulatory requirement and, while the trust assets offset the liabilities, the Company assumes a fiduciary responsibility for these funds. The cash balance related to this liability is included in other current assets in the consolidated balance sheets.

12. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025, 2024 and 2023 is summarized as follows:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Current:						
Federal	$	102,843	$	70,144	$	73,092
State		25,372		16,857		17,301
	$	128,215	$	87,001	$	90,393
Deferred:						
Federal		(12,689)		582		(22,280)
State		(4,168)		53		(5,201)
	$	(16,857)	$	635	$	(27,481)
TOTAL	$	**111,358**	$	**87,636**	$	**62,912**

A reconciliation of the federal statutory rate to the effective tax rate for income for the years ended December 31, 2025, 2024 and 2023, respectively, is comprised as follows:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Income tax expense at statutory rate	$ 95,681	21.0 %	$ 81,080	21.0 %	$ 57,280	21.0 %
State income taxes - net of federal benefit[a]	16,752	3.7	13,353	3.5	9,536	3.5
Non-deductible expenses	12,341	2.7	6,848	1.8	9,321	3.4
Equity compensation	(12,231)	(2.7)	(12,631)	(3.3)	(11,629)	(4.2)
Other adjustments	(1,185)	(0.3)	(1,014)	(0.3)	(1,596)	(0.6)
TOTAL INCOME TAX PROVISION	$ 111,358	24.4 %	$ 87,636	22.7 %	$ 62,912	23.1 %

(a) State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The Company's effective tax rate was 24.4% for the year ended December 31, 2025, compared to 22.7% for the same period in 2024 and 23.1% in 2023.

The Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 are summarized below.

	December 31,		
	2025		2024
Deferred tax assets (liabilities):			
Accrued expenses	$ 95,630	$	76,419
Revenue related reserves	34,898		27,023
Tax credits	138		597
Insurance	27,224		24,817
Lease liability	532,035		470,313
State taxes	792		—
	$ 690,717	$	599,169
Valuation allowance	(21)		(93)
TOTAL DEFERRED TAX ASSETS	$ 690,696	$	599,076
State taxes	—		(197)
Depreciation and amortization	(67,348)		(57,253)
Prepaid expenses	(9,128)		(6,390)
Right-of-use asset	(531,082)		(468,955)
TOTAL DEFERRED TAX LIABILITIES	$ (607,558)	$	(532,795)
NET DEFERRED TAX ASSETS	$ 83,138	$	66,281

As of December 31, 2025, 2024 and 2023, the Company did not have any unrecognized tax benefits, net of its state benefits that would affect the Company's effective tax rate. The Company classifies interest and/or penalties on income tax liabilities or refunds as additional income tax expense or income. Such amounts are not material.

The federal statutes of limitations on the Company's 2021, 2020, and 2019 income tax years lapsed during the third quarter of 2025, 2024, and 2023, respectively. During the fourth quarter of each year, various state statutes of limitations also lapsed.

The Company paid federal income taxes of $94,000, $78,250, and $72,500 for the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, the Company paid state income taxes of $22,202, $18,087, and $17,230 for the years ended December 31, 2025, 2024 and 2023, respectively.

Taxes paid in California accounted to greater than 5% of the total cash paid for taxes for 2025, 2024, and 2023. California cash taxes paid for these years were $11,675, $9,175, and $8,350, respectively.

13. DEBT

Debt consists of the following:

	December 31,		
	2025		2024
Mortgage loans and promissory note	$ 144,352	$	148,438
Less: current maturities	(4,227)		(4,086)
Less: debt issuance costs, net	(2,596)		(2,767)
LONG-TERM DEBT LESS CURRENT MATURITIES	$ 137,529	$	141,585

Credit Facility with a Lending Consortium Arranged by Truist

The Company maintains a revolving credit facility between the Company and its independent subsidiaries, including Standard Bearer as co-borrowers, and Truist Securities (Truist) (the Credit Facility) with a revolving line of credit of up to $600,000 in aggregate principal amount with a maturity date of April 8, 2027. Borrowings are supported by a lending consortium arranged by Truist. The interest rates applicable to loans under the Credit Facility are, at the Company's option, equal to either a base rate plus a margin ranging from 0.25% to 1.25% per annum or SOFR plus a margin ranging from 1.25% to 2.25% per annum, based on the Consolidated Total Net Debt to Consolidated EBITDA ratio (as defined in the Credit Facility). In addition, there is a commitment fee on the unused portion of the commitments that ranges from 0.20% to 0.40% per annum, depending on the Consolidated Total Net Debt to Consolidated EBITDA ratio.

Borrowings made under the Credit Facility are guaranteed, jointly and severally, by certain of the Company's wholly-owned subsidiaries, and are secured by a pledge of stock of the Company's material independent subsidiaries as well as a first lien on substantially all of such independent subsidiaries' personal property. The Credit Facility contains customary covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its independent subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, amend certain material agreements and pay certain dividends and other restricted payments. Under the terms of the Credit Facility, the Company must comply with financial maintenance covenants to be tested quarterly, consisting of (i) a maximum consolidated total net debt to consolidated EBITDA ratio (which shall not be greater than 3.75:1.00; provided that if the aggregate consideration for approved acquisitions in a six month period is greater than $50,000, then the ratio can be increased at the election of the Company with notice to the administrative agent to 4.25:1.00 for the first fiscal quarter and the immediately following three fiscal quarters), and (ii) a minimum interest/rent coverage ratio (which cannot be less than 1.50:1.00). As of December 31, 2025 and 2024, there was no outstanding debt under the Credit Facility. The Company was in compliance with all loan covenants as of December 31, 2025 and 2024.

Mortgage Loans and Promissory Note

As of December 31, 2025, the Company has 23 subsidiaries that have mortgage loans insured with HUD in the aggregate amount of $143,449, which subjects these subsidiaries to HUD oversight and periodic inspections. The mortgage loans bear effective interest rates in a range of 3.1% to 4.2%, including fixed interest rates in a range of 2.4% to 3.3% per annum. In addition to the interest rate, the Company incurs other fees for HUD placement, including, but not limited to audit fees. Amounts borrowed under the mortgage loans may be prepaid, subject to prepayment fees based on the principal balance on the date of prepayment. For the majority of the loans, during the first three years, the prepayment fee is 10.0% and is reduced by 3.0% in the fourth year of the loan and reduced by 1.0% per year for years five through ten of the loan. There is no prepayment penalty after year ten. The terms for all the mortgage loans are 25 to 35 years.

In addition to the HUD mortgage loans above, the Company has a promissory note of $903 that bears a fixed interest rate of 5.3% per annum and has a term of 12 years. The note, which was assumed as part of an acquisition, is secured by the real property comprising the facility and the rent, issues and profits thereof, as well as all personal property used in the operation of the facility.

Future principal payments due under the long-term debt arrangements discussed above are as follows:

Years Ending December 31,	Amount
2026	$ 4,227
2027	3,897
2028	3,779
2029	3,896
2030	4,017
Thereafter	124,536
	$ 144,352

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, the Company had approximately $8,402 and $27,893 of borrowing capacity under the Credit Facility pledged as collateral to secure outstanding letters of credit. The Company believes that its outstanding letters of credit as of December 31, 2025 do not require an allowance for expected credit losses, nor has any event occurred through the filing date of this report that would indicate differently.

14. OPTIONS AND AWARDS

The Company has one stock incentive plan, the Amended and Restated 2022 Omnibus Incentive Plan (the Amended and Restated Plan), pursuant to which grants of the Company's securities may currently be made. During the second quarter of 2025, the Company's stockholders approved the Amended and Restated Plan, which increased the total number of shares

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

authorized for issuance under the 2022 Omnibus Incentive Plan (the Predecessor Plan). Including the shares rolled over from the Predecessor Plan, the Amended and Restated Plan provides for the issuance of 4,231 shares of common stock. The number of shares available to be issued under the Amended and Restated Plan will be reduced by (i) one share for each share that relates to an option or stock appreciation right award and (ii) two shares for each share which relates to an award other than a stock option or stock appreciation right award (a full-value award). Non-employee director options, to the extent granted, will vest and become exercisable in three equal annual installments, or the length of the term if less than three years, on the completion of each year of service measured from the grant date. All other options generally vest over five years at 20% per year on the anniversary of the grant date. Options expire ten years from the date of grant. At December 31, 2025, the total number of shares available for issuance under the Amended and Restated Plan was 3,397.

The Company uses the Black-Scholes option-pricing model to recognize the value of stock-based compensation expense for stock option awards. Determining the appropriate fair-value model and calculating the fair value of stock option awards at the grant date requires judgment, including estimating stock price volatility, expected option life, and forfeiture rates. The fair-value of the restricted stock awards at the grant date is based on the market price on the grant date, adjusted for forfeiture rates. The Company develops estimates based on historical data and market information, which can change significantly over time.

- The expected option term is calculated by the average of the contractual term of the options and the weighted average vesting period for all options. The calculation of the expected option term is based on the Company's experience due to sufficient history.
- The Company utilizes its own experience to calculate estimated volatility for options granted.
- The dividend yield is based on the Company's historical pattern of dividends as well as expected dividend patterns.
- The risk-free rate is based on the implied yield of U.S. Treasury notes as of the grant date with a remaining term approximately equal to the expected term.
- Estimated forfeiture rate of approximately 4.62% per year is based on the Company's historical forfeiture activity of unvested stock options.

Stock Options

The Company granted 721, 704 and 1,008 stock options during the years ended December 31, 2025, 2024 and 2023, respectively. The Company used the following assumptions for stock options granted during the years ended December 31, 2025, 2024 and 2023:

Grant Year	Options Granted	Weighted Average Risk-Free Rate	Expected Life	Weighted Average Volatility	Weighted Average Dividend Yield
2025	721	4.1%	6.2 years	39.2%	0.2%
2024	704	4.3%	6.2 years	40.5%	0.2%
2023	1,008	4.3%	6.2 years	41.3%	0.2%

For the years ended December 31, 2025, 2024 and 2023, the following represents the exercise price and fair value displayed at grant date for stock option grants:

Grant Year	Granted	Weighted Average Exercise Price	Weighted Average Fair Value of Options
2025	721	$ 160.61	$ 71.32
2024	704	$ 132.46	$ 60.37
2023	1,008	$ 95.05	$ 43.85

The weighted average exercise price equaled the weighted average fair value of common stock on the grant date for all options granted during the periods ended December 31, 2025, 2024 and 2023 and therefore, the intrinsic value was $0 at the date of grant.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following table represents the employee stock option activity during the years ended December 31, 2025, 2024 and 2023:

	Number of Options Outstanding	Weighted Average Exercise Price	Number of Options Vested	Weighted Average Exercise Price of Options Vested
January 1, 2023	3,833	$ 46.72	2,069	$ 28.87
Granted	1,008	95.05		
Forfeited	(91)	71.44		
Exercised	(759)	24.21		
December 31, 2023	3,991	$ 62.65	1,887	$ 39.58
Granted	704	132.46		
Forfeited	(76)	86.92		
Exercised	(632)	35.28		
December 31, 2024	3,987	$ 78.84	1,895	$ 52.64
Granted	721	160.61		
Forfeited	(60)	110.62		
Exercised	(577)	50.39		
December 31, 2025	4,071	$ 96.87	1,991	$ 67.10

The following table represents the employee stock option activity during the year ended December 31, 2025:

	Stock Options Outstanding				Stock Options Vested
Year of Grant	Exercise Price	Number Outstanding	Black-Scholes Fair Value	Remaining Contractual Life (Years)	Vested and Exercisable
2016	$15.93 - $16.86	53	$ 314	1	53
2017	15.80 - 19.41	104	617	2	104
2018	22.49 - 32.71	196	2,069	3	196
2019	41.07 - 45.76	302	4,743	4	302
2020	44.84 - 59.49	332	6,562	5	332
2021	73.47 - 83.64	395	12,973	6	298
2022	79.79 - 94.88	430	16,364	7	235
2023	89.83 - 98.83	896	39,354	8	336
2024	119.19 - 146.37	651	39,371	9	135
2025	$126.34 - $189.93	712	50,864	10	—
TOTAL		4,071	$ 173,231		1,991

The aggregate intrinsic value of options outstanding, vested and expected to vest as of December 31, 2025, 2024 and 2023 is as follows:

	December 31,		
Options	2025	2024	2023
Outstanding	$ 317,984	$ 219,309	$ 197,819
Vested	213,189	152,011	137,048
Expected to vest	98,487	63,243	56,759

The intrinsic value is calculated as the difference between the market value of the underlying common stock and the exercise price of the options. At December 31, 2025, 2024 and 2023, the aggregate intrinsic value of options that vested during the years ended December 31, 2025, 2024 and 2023 was $54,478, $37,700, and $31,658, respectively. The total intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $60,636, $60,358, and $56,186, respectively.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Restricted Stock Awards

The Company granted 248, 232 and 219 restricted stock awards during the years ended December 31, 2025, 2024 and 2023, respectively. All awards were granted at an issue price of $0 and generally vest over five years. The fair value per share of restricted awards granted during the years ended December 31, 2025, 2024 and 2023 ranged from $126.34 to $189.93, $116.65 to $149.12 and $89.83 to $98.31, respectively. The fair value per share includes quarterly stock awards to non-employee directors. Included in the restricted stock award grants are $8,003 and $6,165 of annual bonuses that were settled in vested restricted stock awards during the years ended December 31, 2025 and 2024, respectively.

A summary of the status of the Company's non-vested restricted stock awards as of December 31, 2025 and changes during the years ended December 31, 2025, 2024 and 2023 is presented below:

	Non-Vested Restricted Awards	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2023	**487**	$ 64.92
Granted	219	92.04
Vested	(255)	64.21
Forfeited	(20)	71.53
Nonvested at December 31, 2023	**431**	$ 78.91
Granted	232	131.26
Vested	(215)	86.97
Forfeited	(13)	83.12
Nonvested at December 31, 2024	**435**	$ 102.71
Granted	248	155.13
Vested	(236)	109.30
Forfeited	(11)	109.85
Nonvested at December 31, 2025	**436**	$ 129.54

During the year ended December 31, 2025, the Company granted 14 automatic quarterly stock awards to non-employee directors for their service on the Company's board of directors. The fair value per share of these stock awards ranged from $129.09 to $177.94 based on the market price on the grant date.

Stock-based compensation expense

Stock-based compensation expense recognized for the Company's equity incentive plans and long-term incentive plan for the years ended December 31, 2025, 2024 and 2023 was as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Stock-based compensation expense related to stock options	$ 30,676	$ 22,439	$ 17,221
Stock-based compensation expense related to restricted stock awards	15,121	11,662	11,845
Stock-based compensation expense related to restricted stock awards to non-employee directors	2,098	2,082	1,688
TOTAL	$ 47,895	$ 36,183	$ 30,754

In future periods, the Company expects to recognize approximately $102,691 and $49,326 in stock-based compensation expense for unvested options and unvested restricted stock awards, respectively, that were outstanding as of December 31, 2025. Future stock-based compensation expense will be recognized over 3.7 and 3.8 weighted average years for unvested options and restricted stock awards, respectively. There were 2,080 unvested and outstanding options as of December 31, 2025, of which 1,916 options are expected to vest. The weighted average contractual life for options outstanding, vested and expected to vest as of December 31, 2025 was 6.7 years.

15. LEASES

The Company leases from CareTrust real property associated with 104 independent skilled nursing and senior living facilities used in the Company's operations under eight "triple-net" master lease agreements (collectively, the Master Leases), which range in terms from 13 to 20 years. At the Company's option, the Master Leases may be extended for two or three five-year renewal terms beyond the initial term, on the same terms and conditions. The extension of the term of any of the Master Leases is subject to the following conditions: (1) no event of default under any of the Master Leases having occurred and continuing; and (2) the tenants providing timely notice of their intent to renew. The term of the Master Leases is subject to termination prior to the expiration of the current term upon default by the tenants in their obligations, if not cured within any applicable cure periods set forth in the Master Leases. If the Company elects to renew the term of a Master Lease, the renewal will be effective to all, but not less than all, of the leased property then subject to the Master Lease. During the year ended December 31, 2025, the Company added eight operations to an existing Master Lease and amended the initial term to 15 years. As a result, the total lease liabilities and right-of-use assets increased by $124,761 to reflect the new lease obligations.

The Company does not have the ability to terminate the obligations under a Master Lease prior to its expiration without CareTrust's consent. If a Master Lease is terminated prior to its expiration other than with CareTrust's consent, the Company may be liable for damages and incur charges such as continued payment of rent through the end of the lease term as well as maintenance and repair costs for the leased property.

The rent structure under the Master Leases includes a fixed component, subject to annual escalation equal to the lesser of (1) the percentage change in the Consumer Price Index (but not less than zero) or (2) 2.5%. In addition to rent, the Company is required to pay the following: (1) all impositions and taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor); (2) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties; (3) all insurance required in connection with the leased properties and the business conducted on the leased properties; (4) all facility maintenance and repair costs; and (5) all fees in connection with any licenses or authorizations necessary or appropriate for the leased properties and the business conducted on the leased properties. Total rent expense for continuing operations under the Master Leases was approximately $72,460, $69,399 and $66,439 for the years ended December 31, 2025, 2024 and 2023, respectively.

Among other things, under the Master Leases, the Company must maintain compliance with specified financial covenants measured on a quarterly basis, including a portfolio coverage ratio and a minimum rent coverage ratio. The Master Leases also include certain reporting, legal and authorization requirements. The Company is in compliance with requirements of the Master Leases as of December 31, 2025.

The Company leases facilities where its independent subsidiaries operate under non-cancelable operating leases, most of which have initial lease terms ranging from 15 to 20 years. Most of these leases contain renewal options, certain of which involve rent increases.

The Company's 104 independent subsidiaries, excluding the subsidiaries that are operated under the Master Leases with CareTrust, are operated under 19 separate master lease arrangements. During the year ended December 31, 2025, the Company entered into five new master leases to add 14 stand-alone skilled nursing facilities operated by the Company's independent subsidiaries with initial terms between 14 and 15 years. The new master leases increased the lease liabilities and right-of-use assets by $134,893 to reflect the new lease obligations. Under the master leases, a default at a single facility could subject one or more of the other facilities covered by the same master lease to the same default risk. Failure to comply with Medicare and Medicaid provider requirements is an event of default under several of the Company's leases, master lease agreements and debt financing instruments. In addition, other potential defaults related to an individual facility may cause a default of an entire master lease portfolio and could trigger cross-default provisions in the Company's outstanding debt arrangements and other leases. With an indivisible lease, it is difficult to restructure the composition of the portfolio or economic terms of the lease without the consent of the landlord.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The components of operating lease expense are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Rent - cost of services[1]	$ 239,312	$ 216,016	$ 197,358
Cost of services[2]	26,828	24,297	20,454
General and administrative expense	793	700	498
Depreciation and amortization[3]	960	1,212	1,202
	$ 267,893	$ 242,225	$ 219,512

(1) Rent- cost of services includes deferred rent expense adjustments of $868, $808 and $870 for the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, rent- cost of services includes other variable lease costs such as consumer price index increases and short-term leases of $18,540, $14,013, and $10,259 for the years ended December 31, 2025, 2024, and 2023 respectively.
(2) Cost of services includes variable lease costs consisting of property taxes and insurance.
(3) Depreciation and amortization is related to the amortization of favorable and direct lease costs.

Future minimum lease payments for all third-party leases as of December 31, 2025 are as follows:

Year	Amount
2026	$ 238,459
2027	238,047
2028	237,089
2029	231,668
2030	226,246
Thereafter	1,904,147
TOTAL LEASE PAYMENTS	$ 3,075,656
Less: present value adjustment	(1,011,627)
PRESENT VALUE OF TOTAL LEASE LIABILITIES	$ 2,064,029
Less: current lease liabilities	(114,816)
LONG-TERM OPERATING LEASE LIABILITIES	$ 1,949,213

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the lease commencement date. As of December 31, 2025 and 2024, the weighted average remaining lease term is 13.9 years and 14.5 years, respectively and the weighted average discount rate used to determine the operating lease liabilities is 6.2% and 6.3%, respectively.

Subsequent to December 31, 2025, the Company expanded its operations through a long-term lease with the addition of one stand-alone skilled nursing operation. The aggregate impact to the carrying value of lease liabilities and right-of-use assets related to the long-term lease is estimated to be $26,837.

Lessor Activities

The Company leases 38 of its owned real estate properties to third-party operators, of which 32 senior living operations are operated by The Pennant Group, Inc. (Pennant). All of these properties are triple-net leases, whereby the respective tenants are responsible for all costs at the properties including: (1) all impositions and taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor); (2) all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties; (3) all insurance required in connection with the leased properties and the business conducted on the leased properties; (4) all facility maintenance and repair costs; and (5) all fees in connection with any licenses or authorizations necessary or appropriate for the leased properties and the business conducted on the leased properties. The initial terms range from 14 to 16 years.

During 2025, the Company entered into five lease agreements with separate third-party operators of four skilled nursing operations and one senior living operation, with initial lease terms between two months and 15 years. Subsequent to December 31, 2025, two of these skilled nursing operations were transferred to the Company's independent subsidiaries to operate.

During 2024, the Company expanded its operations through a separate master lease arrangement for three stand-alone senior living operations with a third-party operator for an initial lease term of 15 years.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Total rental income from all third-party sources for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,		
	2025	2024	2023
Pennant[1]	$ 16,497	$ 15,480	$ 15,048
Other third-party[2]	9,226	7,480	6,236
TOTAL	$ 25,723	$ 22,960	$ 21,284

(1) Pennant rental income includes variable rent such as property taxes of $1,163, $1,235, and $1,296 during the year ended December 31, 2025, 2024, and 2023.

(2) Other third-party includes rental revenue associated with the Company's subleases to third parties of $4,455, $4,347 and $3,897 for the years ended December 31, 2025, 2024 and 2023.

Future contractual minimum annual rental income for all third-party leases as of December 31, 2025 were as follows:

Year	Amount
2026	$ 27,573
2027	26,757
2028	26,379
2029	26,268
2030	25,201
Thereafter	122,863
TOTAL	$ 255,041

16. DEFINED CONTRIBUTION PLANS

The Company has a 401(k) defined contribution plan (the 401(k) Plan), whereby eligible employees may contribute up to 90% of their annual basic earnings, subject to applicable annual Internal Revenue Code limits. Additionally, the 401(k) Plan provides for discretionary matching contributions (as defined in the 401(k) Plan) by the Company. The Company expensed matching contributions to the 401(k) Plan of $4,291, $3,532 and $2,836 during the years ended December 31, 2025, 2024 and 2023, respectively.

The Company has a non-qualified deferred compensation plan (DCP), whereby certain highly compensated employees who are otherwise ineligible to participate in the Company's 401(k) plan, may defer the receipt of a portion of their base compensation and, for certain employees, up to 100% of their eligible bonuses. Additionally, the DCP allows for the employee deferrals to be deposited into a rabbi trust and the funds are generally invested in individual variable life insurance contracts owned by the Company that are specifically designed to fund savings plans of this nature.

As of December 31, 2025 and 2024, the Company accrued $81,553 and $63,051, respectively, as long term deferred compensation in other long term liabilities on the consolidated balance sheets. Cash surrender value of the contracts is based on investment funds that shadow the investment allocations specified by participants in the deferred compensation plan. Refer to Note 5, *Fair Value Measurements* for more information on the funds.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded gains related to its DCP of $8,354, $5,157 and $4,634, respectively, which are included in other income, net, and recorded offsetting expenses of $8,782, $5,559, and $4,887, respectively, which are allocated between cost of services and general administrative expenses.

17. SELF INSURANCE LIABILITIES

The following table represents the Company's self-insurance insurance liabilities, on an undiscounted basis, inclusive of anticipated insurance recoveries, as of December 31, 2025 and 2024:

	December 31,	
	2025	**2024**
Accrued general liability and professional malpractice liabilities	$ 186,780	$ 160,149
Accrued workers' compensation liabilities	42,121	37,291
Accrued health benefits	17,514	14,312
TOTAL SELF-INSURANCE LIABILITIES	**$ 246,415**	**$ 211,752**
Less: current self-insurance liabilities	81,623	67,331
LONG-TERM SELF-INSURANCE LIABILITIES	**$ 164,792**	**$ 144,421**

The following table represents activity in our self-insurance liabilities as of and for the years ended December 31, 2025 and 2024:

	Amount
Balance January 1, 2024	$ 165,910
Current year provisions	217,631
Claims paid and direct expenses	(173,617)
Change in long-term insurance losses recoverable	1,828
Balance December 31, 2024	**$ 211,752**
Current year provisions	245,038
Claims paid and direct expenses	(209,777)
Change in long-term insurance losses recoverable	(598)
Balance December 31, 2025	**$ 246,415**

The anticipated insurance recoveries included in the self-insurance liabilities are presented gross rather than net with the corresponding asset of $17,143 and $17,741 as of December 31, 2025 and 2024, respectively, included in Restricted and other assets on the consolidated balance sheets.

18. COMMITMENTS AND CONTINGENCIES

Indemnities — From time to time, the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. The terms of such obligations vary by contract and, in most instances, do not expressly state or include a specific or maximum dollar amount. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, because no claims have been asserted, no liabilities have been recorded for these obligations on the Company's consolidated balance sheets for any of the periods presented.

Litigation and Regulatory Matters — The Company and its independent subsidiaries are party to various legal actions and administrative proceedings and are subject to various claims arising in the ordinary course of business. Such claims may be related to, but are not limited to, the Health Insurance Portability and Accountability Act of 1996, alleged Medicare or Medicaid false claims, qui tam or "whistleblower" claims related to alleged violations of the False Claims Act and/or the Anti-Kickback Statute, alleged violations of state and federal wage and hour laws, environmental matters, investigations, examinations, audits and surveys or other claims in connection with the delivery of healthcare and non-healthcare services and general business operations. These claims may come from a variety of governmental agencies, including but not limited to, the following federal agencies: U.S. Department of Health and Human Services (HHS), including the Centers for Disease Control and Prevention (CDC), Centers for Medicare and Medicaid Services (CMS), Office for Civil Rights (OCR) and Office of Inspector General (OIG); U.S. Department of Justice (DOJ); Occupational Safety and Health Administration (OHSA), U.S. Equal Employment Opportunity Commission (EEOC); National Labor Relations Board (NLRB); U.S. Department of Labor (DOL); U.S. Department of Housing and Urban Development (HUD); U.S. Department of Veterans Affairs (VA); and Environmental Protection Agency (EPA). In addition to these federal agencies, there are also a variety of state and local authorities with the ability to bring claims against our independent subsidiaries.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The Company and its independent subsidiaries are also subject to requests for information and investigations by other state and federal governmental entities (e.g., Offices of the Attorney General and Offices of the Inspector General). The Company cannot predict or provide any assurance as to the possible outcome of any inquiry, investigation or related litigation. If any such inquiry, investigation or related litigation were to proceed, and the Company and/or its independent subsidiaries are subjected to, alleged to be liable for, or agree to a settlement of, claims or obligations under federal Medicare statutes, the FCA, or similar state and federal statutes and related regulations, or if the Company and/or its independent subsidiaries are alleged or found to be liable on theories of general or professional negligence or under the law of employment practices (including wage and hour violations), the Company's business, financial condition and results of operations and cash flows could be materially and adversely affected and its stock price could be adversely impacted. Among other things, any settlement or litigation could involve the payment of substantial sums to settle any alleged violations and may also include the assumption of specific procedural and financial obligations by the Company or its independent subsidiaries under a Corporate Integrity Agreement and/or other such arrangement.

From time to time, various state or Federal agencies may issue requests for information, including but not limited to a subpoena. As an example, California's Office of Health Care Affordability is currently conducting a Cost and Market Impact Review (CMIR) with respect to specific components of a proposed transaction involving three of our California operations. The Company provided OHCA with requested information regarding specific components of the proposed transaction as part of the CMIR. The Company has been unable to effect resolution including attempts to narrow the scope, and limit the requests to its independent subsidiaries operating in California. The Company has filed a Petition in the Superior Court of the State of California, County of Orange, seeking a declaration that the CMIR regulations violate the United States Constitution and/or the California Constitution, and is void and unenforceable as applied to the Company. It also has requested that OHCA be ordered to withdraw the subpoena and close the inquiry, so the underlying transaction can be completed.

Other claims and suits, including class actions, continue to be filed against the Company and other companies in its industry. The Company and its independent subsidiaries have been subjected to, and are currently involved in, class action litigation alleging violations (alone or in combination) of state and federal wage and hour laws as related to the alleged failure to pay wages, to timely provide and compensate for meal and rest breaks, and related causes of action. In 2025, the Company agreed to settle substantially all alleged wage, hour or labor code-related violations asserted on a class or representative basis against its independent subsidiaries in California for purported violations occurring during the six year period ending December 2025, pending court approval. Accordingly, the Company has recorded an accrual of $12,000 within *Other accrued liabilities* on the consolidated balance sheet as of December 31, 2025. The Company does not believe that the ultimate resolution of these actions will have an ongoing material adverse effect on the Company's business, cash flows, financial condition or results of operations.

In 2024, the Company, on behalf of its independent subsidiaries, received a Civil Investigative Demand (CID) from the U.S. Department of Justice (DOJ) indicating that the DOJ is investigating the Company to determine whether claims have been submitted to Medicare and Texas Medicaid for services which were unnecessary or otherwise not consistent with existing reimbursement requirements. The CID covers the period from January 1, 2016, to the present. As a general matter, the Company's independent subsidiaries maintain policies and procedures to promote compliance with all applicable Medicare and Medicaid requirements, including but not limited to those relating to the presentation of claims for reimbursement for services provided. The Company is fully cooperating with the DOJ in response to the CID. However, the Company cannot predict the outcome of the investigation or its potential impact on the consolidated financial statements.

In 2023, following a four-week medical negligence trial in the State of Arizona, the jury returned a verdict against one of the Company's independent subsidiaries. The Company is in the process of appealing the jury verdict. The Company has in the past appealed similar decisions and has, in some circumstances, received decisions in its favor. Although the Company intends to vigorously defend against these specific claims and in general these types of claims and cases, there can be no assurance that the outcomes of these matters will not have a material adverse effect on operational results and financial condition. The Company has recorded an estimated liability for this matter.

In 2018, the Company, on behalf of its independent subsidiaries, received a CID from the DOJ stating that it was investigating to determine whether there had been a violation of the False Claims Act (FCA) and/or the Anti-Kickback Statute (AKS) with respect to the relationships between certain of the Company's independent subsidiaries and persons who serve or have served as medical directors. In 2020, the Company was advised that the DOJ declined to intervene in any subsequent action filed in connection with the subject matter of this investigation. Despite the decision of the DOJ to decline to participate in litigation based on the subject matter of its previously issued CID, the involved qui tam relator moved forward with the complaint in 2020. In 2024, the Company mediated with the involved parties and agreed to settle the civil case for $48,000 and recorded the accrual as of December 31, 2023. Following the finalization of the settlement documents and payment of the settlement funds during the fourth quarter of 2024, the qui tam complaint was dismissed and the matter was resolved.

THE ENSIGN GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Medicare Revenue Recoupments — The Company's independent subsidiaries are subject to regulatory reviews relating to the provision of Medicare and Medicaid services, billings and potential overpayments as a result of Recovery Audit Contractors (RAC), and various Program Safeguard Contractors and Medicaid Integrity Contractors (collectively referred to as Reviews). Reviews vary in claim selection size and processes, ranging from a single episode/claim month to larger, multi-claim batches; and from single rounds of review to reviews of multiple rounds with pass/fail criteria. If an operation has a significant error rate or fails a Review and/or subsequent Reviews, the operation could then be subject to extended review or an extrapolation of the identified error rate to billings in the same time period. The Company anticipates that these Reviews could increase in frequency in the future. As of December 31, 2025, and through the filing date of this report, 25 of the Company's independent subsidiaries had multi-claim Reviews scheduled or in process.

Concentrations

Credit Risk — The Company has significant accounts receivable balances, the collectability of which is dependent on the availability of funds from certain governmental programs, primarily Medicare and Medicaid. These receivables represent the only significant concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an appropriate allowance has been recorded for the possibility of these receivables proving uncollectible and continually monitors and adjusts these allowances as necessary.

The Company's receivables from Medicare and Medicaid payor programs accounted for 61.9% and 52.9% of its total accounts receivable as of December 31, 2025 and 2024, respectively. Revenue from reimbursement under the Medicare and Medicaid programs accounted for 69.5%, 70.9% and 72.6% of the Company's revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

19. COMMON STOCK REPURCHASE PROGRAM

On May 15, 2025, the Board of Directors approved a stock repurchase program pursuant to which the Company is authorized to repurchase up to $20,000 of its common stock under the program for a period of approximately 12 months from June 16, 2025. During the year ended December 31, 2025, the Company did not repurchase any shares pursuant to this stock repurchase program.

On February 21, 2025, the Board of Directors approved a stock repurchase program pursuant to which the Company was authorized to repurchase up to $20,000 of its common stock under the program for a period of approximately 12 months from March 26, 2025. During the year ended December 31, 2025, the Company purchased 157 shares of its common stock for $20,000. This repurchase program expired upon the repurchase of the fully authorized amount under the plan and is no longer in effect.

On May 16, 2024, the Board of Directors approved a stock repurchase program pursuant to which the Company was authorized to repurchase up to $20,000 of its common stock under the program for a period of approximately 12 months from September 1, 2024. The Company did not purchase any shares pursuant to this stock repurchase program before the repurchase program was cancelled on February 21, 2025.

On August 29, 2023, the Board of Directors approved a stock repurchase program pursuant to which the Company was authorized to repurchase up to $20,000 of its common stock under the program for a period of approximately 12 months from September 1, 2023, which terminated by its terms on August 31, 2024. The Company did not purchase any shares pursuant to this stock repurchase program.

Under the repurchase program, the Company is authorized to repurchase its issued and outstanding common shares from time to time in open-market and privately negotiated transactions, tender offers, pursuant to contractual provisions, and block trades, or otherwise in accordance with federal securities laws. The share repurchase program does not obligate the Company to acquire any specific number of shares. Any such repurchases will depend on the Company's business strategy, prevailing market conditions, the Company's liquidity requirements, contractual restrictions or covenants, compliance with securities laws, and other factors. The amounts involved in any such transaction may be material.

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013).* As a result of this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued an audit report, included herein, on the effectiveness of our internal control over financial reporting. Their report is set forth below.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, that occurred during the fourth quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of The Ensign Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Ensign Group, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 4, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
February 4, 2026

Item 9B. OTHER INFORMATION

Rule 10b5-1 Plan Elections

Mark V. Parkinson, a member of our Board of Directors, entered into a Rule 10b5-1 trading arrangement on November 6, 2025. Mr. Parkinson's 10b5-1 Plan provides for the potential sale of up to 400 shares of the Company's common stock between February 9, 2026 and October 15, 2026.

Dr. Ann S. Blouin, a member of our Board of Directors, entered into a Rule 10b5-1 trading arrangement on November 7, 2025. Dr. Blouin's 10b5-1 Plan provides for the potential sale of up to 375 shares of the Company's common stock between February 9, 2026 and November 5, 2026.

These Rule 10b5-1 trading arrangements were entered into during open trading windows and are intended to satisfy the affirmative defense conditions of Rule 10b5-1 (c) under the Securities Exchange Act of 1934, as amended, and the Company's policies regarding transactions in Company securities.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is hereby incorporated by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders.

We have adopted a code of ethics and business conduct that applies to all employees, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), and employees of our subsidiaries, as well as each member of our Board of Directors. The code of ethics and business conduct is available on our website at www.ensigngroup.net under the Investor Relations section. The information contained in, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 10-K. We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the code of ethics by posting such information on our website, at the address specified above.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is hereby incorporated by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is hereby incorporated by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is hereby incorporated by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is hereby incorporated by reference to our definitive proxy statement for the 2026 Annual Meeting of Stockholders. Our principal accountant is Deloitte & Touche LLP (PCAOB ID No.34).

PART IV.

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this report:

(a) (1) *Financial Statements:*

The Financial Statements described in Part II. Item 8 and beginning on page 91 are filed as part of this Annual Report on Form 10-K.

(a) (3) *Exhibits:* The following exhibits are filed or furnished with or incorporated by reference this Annual Report on Form 10-K.

Exhibit No.	Exhibit Description*	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
3.1	Fifth Amended and Restated Certificate of Incorporation of the Corporation, filed with the Delaware Secretary of State on November 15, 2007, and all Certificates of Amendment thereto filed with the Delaware Secretary of State through May 23, 2024.	10-Q	001-33757	3.1	7/25/2024	
3.2	Amended and Restated Bylaws of The Ensign Group, Inc.	10-Q	001-33757	3.2	12/21/2007	

Exhibit No.	Exhibit Description*	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
3.3	Amendment to the Amended and Restated Bylaws, dated August 5, 2014	8-K	001-33757	3.2	8/8/2014	
3.4	Amendment to the Amended and Restated Bylaws of The Ensign Group, Inc., dated March 15, 2024	10-Q	001-33757	3.4	4/29/2025	
4.1	Description of the Common stock of The Ensign Group, Inc.	10-K	001-33757	4.1	2/5/2020	
4.2	Specimen common stock certificate	S-1	333-142897	4.1	10/5/2007	
10.1 +	The Ensign Group, Inc. 2007 Omnibus Incentive Plan	S-1	333-142897	10.3	10/5/2007	
10.2 +	Amendment to The Ensign Group, Inc. 2007 Omnibus Incentive Plan	8-K	001-33757	99.2	7/28/2009	
10.3 +	Form of 2007 Omnibus Incentive Plan Notice of Grant of Stock Options; and form of Non-Incentive Stock Option Award Terms and Conditions	S-1	333-142797	10.4	10/5/2007	
10.4 +	Form of 2007 Omnibus Incentive Plan Restricted Stock Agreement	S-1	333-142897	10.5	10/5/2007	
10.5 +	Form of Indemnification Agreement entered into between The Ensign Group, Inc. and its directors, officers and certain key employees	S-1	333-142897	10.6	10/5/2007	
10.6	Form of Independent Consulting and Centralized Services Agreement between Ensign Facility Services, Inc. and certain of its subsidiaries	S-1	333-142897	10.41	5/14/2007	
10.7	Form of Health Insurance Benefit Agreement pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Medicare program	S-1	333-142897	10.48	10/19/2007	
10.8	Form of Medi-Cal Provider Agreement pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the California Medicaid program	S-1	333-142897	10.49	10/19/2007	
10.9	Form of Provider Participation Agreement pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Arizona Medicaid program	S-1	333-142897	10.50	10/19/2007	
10.10	Form of Contract to Provide Nursing Facility Services under the Texas Medical Assistance Program pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Texas Medicaid program	S-1	333-142897	10.51	10/19/2007	
10.11	Form of Client Service Contract pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Washington Medicaid program	S-1	333-142897	10.52	10/19/2007	
10.12	Form of Provider Agreement for Medicaid and UMAP pursuant to which certain subsidiaries of The Ensign Group, Inc. participate in the Utah Medicaid program	S-1	333-142897	10.53	10/19/2007	
10.13	Form of Medicaid Provider Agreement pursuant to which a subsidiary of The Ensign Group, Inc. participates in the Idaho Medicaid program	S-1	333-142897	10.54	10/19/2007	
10.14	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and The Ensign Group, Inc. dated October 1, 2013.	10-K	001-33757	10.74	2/13/2014	
10.15	Settlement agreement dated October 1, 2013, entered into among the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General (OIG-HHS) of the Department of Health and Human Services (HHS) (collectively the "United States") and the Company.	8-K	001-33757	10.75	5/8/2014	
10.16	Form of Master Lease by and among certain subsidiaries of The Ensign Group, Inc. and certain subsidiaries of CareTrust REIT, Inc.	8-K	001-33757	10.1	6/5/2014	

Exhibit No.	Exhibit Description*	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.17	Form of Guaranty of Master Lease by The Ensign Group, Inc. in favor of certain subsidiaries of CareTrust REIT, Inc., as landlords under the Master Leases	8-K	001-33757	10.2	6/5/2014	
10.18	Amended and Restated Credit Agreement as of February 5, 2016, by and among The Ensign Group, Inc., SunTrust Bank, now known as Truist, as administrative agent, and the lenders party thereto	8-K	001-33757	10.1	2/8/2016	
10.19	Second Amended Credit Agreement as of July 19, 2016, by and among The Ensign Group, Inc., SunTrust Bank, now known as Truist, as administrative agent, and the lenders party thereto	8-K	001-33757	10.1	7/25/2016	
10.20	The Ensign Group, Inc. 2017 Omnibus Incentive Plan	DEF 14A	001-33757	A	4/13/2017	
10.21	Form of 2017 Omnibus Incentive Plan Notice of Grant of Stock Options; and form of Non-Incentive Stock Option Award Terms and Conditions	10-K	001-33757	10.87	2/8/2018	
10.22	Form of 2017 Omnibus Incentive Plan Restricted Stock Agreement	10-K	001-33757	10.88	2/8/2018	
10.23	Form of U.S. Department of Housing and Urban Development Healthcare Facility Note and schedule of individual subsidiary loans, by and among The Ensign Group, Inc.'s subsidiaries listed therein and U.S. Department of Housing and Urban Development	8-K	001-33757	10.1	1/3/2018	
10.24	Form of U.S. Department of Housing and Urban Development Security Instrument/Mortgage/Deed of Trust	8-K	001-33757	10.2	1/3/2018	
10.25	Third Amended and Restated Credit Agreement, dated as of October 1, 2019, by and among The Ensign Group, Inc., SunTrust Bank, now known as Truist, as administrative agent, and the lenders party thereto	8-K	001-33757	10.4	10/1/2019	
10.26	Lease Agreement, dated as of October 1, 2019, by and between The Ensign Group, Inc. and The Pennant Group, Inc.	8-K	001-33757	10.5	10/1/2019	
10.27 +	The Ensign Services, Inc. Deferred Compensation Plan	10-K	001-33757	10.1	2/3/2021	
10.28 +	First Amendment to The Ensign Services, Inc. Deferred Compensation Plan	10-K	001-33757	10.2	2/3/2021	
10.29	First Amendment to Third Amended and Restated Credit Agreement, dated as of February 8, 2022, by and among The Ensign Group, Inc., Standard Bearer Healthcare REIT, Inc., Truist Bank (as successor by merger to SunTrust Bank), as administrative agent, and the lenders party thereto	10-K	001-33757	10.1	2/9/2022	
10.30	Second Amendment to Third Amended and Restated Credit Agreement, dated as of April 8, 2022, by and among The Ensign Group, Inc. and Truist Bank, as administrative agent, and the lenders party thereto.	8-K	001-33757	10.1	4/12/2022	
10.31 +	The Ensign Group, Inc. Amended and Restated Omnibus Incentive Plan	S-8	001-33757	4.5	6/26/2025	
10.32 +	Form of Omnibus Incentive Plan Notice of Grant of Stock Options; and form of Non-Incentive Stock Option Award Terms and Conditions	10-K	001-33757	10.2	2/2/2023	
10.33 +	Form of Omnibus Incentive Plan Restricted Stock Agreement	10-K	001-33757	10.3	2/2/2023	
10.34 +	Form of Notice of Restricted Stock Award to the Amended and Restated Omnibus Incentive Plan of the Company; and Terms and Conditions of Restricted Stock Awards pursuant to the Amended and Restated Omnibus Incentive Plan of the Company	10-Q	001-33757	10.1	7/24/2025	

Exhibit No.	Exhibit Description*	Form	File No.	Exhibit No.	Filing Date	Filed Herewith
10.35 +	Form of Notice of Non-Incentive Stock Option Award to the Amended and Restated Omnibus Incentive Plan of the Company ; and Terms and Conditions of Non-Incentive Stock Option Awards to the Amended and Restated Omnibus Incentive Plan of the Company	10-Q	001-33757	10.2	7/24/2025	
13.1	Annual Report to Security Holders	ARS	001-33757	ARS	4/4/2025	
19.1	Statement of Company Policy Regarding Insider Trading	10-K	001-33757	19.1	2/5/2025	
19.2	Addendum to Statement of Company Policy Regarding Insider Trading	10-K	001-33757	19.2	2/5/2025	
21.1	Subsidiaries of The Ensign Group, Inc., as amended					X
23.1	Consent of Deloitte & Touche LLP					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1 +	Policy for Recovery of Erroneously Awarded Incentive-Based Compensation	10-K	001-33757	97.0	2/1/2024	
101	Interactive data file (furnished electronically herewith pursuant to Rule 406T of Regulations S-T)					
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					

+ Indicates management contract or compensatory plan.

* Documents not filed herewith are incorporated by reference to the prior filings identified in the table above.

Item 16. FORM 10-K SUMMARY

Not applicable

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE ENSIGN GROUP, INC.

February 4, 2026	BY:	/s/ SUZANNE D. SNAPPER
		Suzanne D. Snapper
		Chief Financial Officer, Executive Vice President and Director (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BARRY R. PORT Barry R. Port	Chief Executive Officer and Chairman of the Board (principal executive officer)	February 4, 2026
/s/ SUZANNE D. SNAPPER Suzanne D. Snapper	Chief Financial Officer, Executive Vice President and Director (principal financial officer and principal accounting officer)	February 4, 2026
/s/ DAREN J. SHAW Daren J. Shaw	Director	February 4, 2026
/s/ BARRY M. SMITH Barry M. Smith	Director	February 4, 2026
/s/ ANN S. BLOUIN Ann S. Blouin	Director	February 4, 2026
/s/ SWATI B. ABBOTT Swati B. Abbott	Director	February 4, 2026
/s/ JOHN O. AGWUNOBI John O. Agwunobi	Director	February 4, 2026
/s/ MARK V. PARKINSON Mark V. Parkinson	Director	February 4, 2026
/s/ MARIVIC UYCHIAT PISON Marivic Uychiat Pison	Vice President of Clinical Services and Director	February 4, 2026

